Confidential Treatment Requested by Hanover Bancorp, Inc.

Pursuant to 17 C.F.R. Section 200.83

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential

As confidentially submitted with the Securities and Exchange Commission on October 6, 2021

Registration No.333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HANOVER BANCORP, INC.
(Exact Name of Registrant as specified in its Charter)

New York	6022	81-3324480
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

80 East Jericho Turnpike Mineola, New York 11501 (516) 548-8500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael P. Puorro Chairman and Chief Executive Officer Hanover Bancorp, Inc. 80 East Jericho Turnpike Mineola, New York 11501 (516) 548-8500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

Robert A. Schwartz, Esq. Windels Marx Lane & Mittendorf, LLP 120 Albany Street Plaza, FL 6 New Brunswick, NJ 08901 (732) 448-2548	Paul M. Aguggia, Esq. Shawn M. Turner, Esq. Holland & Knight LLP 31 W. 52nd Street New York, NY 10019 (212) 513-3352

Approximate date of commencement of proposed sale to the public: As soon as practical after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.01 per share	$_____________	$____________

(1)                Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(o).

(2)                Includes the offering price of shares to cover over-allotments, if any, pursuant to the options granted to the underwriters.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and no offer to buy these securities is being solicited in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED ____________, 2021

HANOVER BANCORP, INC.

shares of common stock

This prospectus describes the initial public offering of shares of common stock of Hanover Bancorp, Inc., a New York corporation and bank holding company headquartered in Mineola, New York. Prior to this offering, there has been no public market for the common stock. We currently estimate that the public offering price will be between $          and $           per share. We expect the common stock to be approved for listing on the Nasdaq Global Select Market under the symbol “HNVR”.

INVESTING IN the common stock IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE “RISK FACTORS” BEGINNING ON PAGE 23.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.

	Per Share	Total
Public offering price of common stock	$	$
Underwriting discounts and commissions	$	$
Proceeds to us, before expenses	$	$

We have granted the underwriters a 30-day option to purchase up to additional shares of our common stock at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The securities are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

We have not authorized anyone to provide any information or to make any representations other than those contained in this Prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. This Prospectus is an offer to sell only the shares offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Prospectus is current only as of its date.

The underwriters expect to deliver the shares of our common stock against payment on or about ____, 2022.

The date of this Prospectus is                                       , 2021

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or in any free-writing prospectus we may authorize to be delivered or made available to you. We have not, and the underwriters have not, authorized any other person to provide you with additional, different, or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. For further information, please see the section of this prospectus entitled “Where You Can Find More Information.” We are not making an offer to sell the common stock in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.

“Hanover Bancorp”, “Hanover Bank” and their logos and other trademarks referred to and included in this prospectus belong to us. Solely for convenience, we refer to our trademarks in this prospectus without the ® or the ™ or symbols, but such references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights to our trademarks. Other service marks, trademarks and trade names referred to in this prospectus, if any, are the property of their respective owners, although for presentational convenience we may not use the ® or the ™ symbols to identify such trademarks.

Until                   , 2021 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These forward-looking statements reflect our current views with respect to, among other things, future events and our business and financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “projection,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements include, but are not limited to:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are not historical facts, and are based on current expectations, estimates, assumptions and projections about our industry and management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. The inclusion of these forward-looking statements should not be regarded as a representation by us, the selling shareholders, the underwriter or any other person that such expectations, estimates and projections will be achieved. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

i

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

•	general economic conditions, either nationally or in our market areas, that are worse than expected;

•	inflation and changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments;

•	our ability to retain our existing customers;

•	changes in consumer spending, borrowing and savings habits;

•	fiscal and monetary policies;

•	the unexpected loss of key personnel and the failure to attract and retain skilled people;

•	our ability to implement and change our business strategies;

•	our ability to enter new markets successfully and to capitalize on strategic growth opportunities;

•	our ability to successfully integrate into our operations any assets, liabilities, customers, systems and management personnel we may acquire and our ability to realize related revenue synergies and cost savings within expected time frames, and any goodwill charges related thereto;

•	competition and innovation with respect to financial products and services by banks, financial institutions and non-traditional providers, including retail businesses and technology companies;

•	changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses;

•	demand for loans and deposits in our market areas;

•	fluctuations in real estate values and both residential and commercial real estate market conditions;

•	our ability to access cost-effective funding;

•	changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

•	a breach in security of our information systems, including the occurrence of a cyber incident or a deficiency in cyber security;

•	conditions relating to the COVID-19 pandemic, including the severity and duration of the associated economic slowdown either nationally or in our market areas and the effectiveness of vaccination programs, that are worse than expected;

•	other pandemics or public health crisis;

•	acts of war or terrorism;

•	political instability or civil unrest; and

•	other economic, competitive, governmental, regulatory and operational factors affecting our operations, pricing, products and services described elsewhere in this prospectus.

ii

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus, including those discussed in the section entitled “Risk Factors.”

If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from our forward-looking statements. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this prospectus, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for us to predict their occurrence. In addition, we cannot assess the impact of each risk and uncertainty on our business or the extent to which any risk or uncertainty, or combination of risks and uncertainties, may cause actual results to differ materially from those contained in any forward-looking statements.

iii

PROSPECTUS SUMMARY

This summary highlights important features of this offering. Because this is a summary, it may not contain all of the information that you should consider before investing in our common stock. Therefore, you should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors,” as well as the consolidated financial statements included herein before making a decision to invest in our common stock. Unless the context otherwise requires, references in this prospectus to the “Company,” “we,” “us,” and “our” refer to Hanover Bancorp, Inc. and its wholly owned subsidiary, Hanover Community Bank.

Hanover Bancorp, Inc.

We are a New York corporation which, in 2016, became the holding company for Hanover Community Bank (the “Bank”) a New York-chartered community commercial bank focusing on highly personalized and efficient services and products responsive to local needs. The Bank operates as a locally headquartered, community-oriented bank serving customers throughout the New York metro area from offices in Nassau, Queens, Kings (Brooklyn) and New York (Manhattan) Counties, New York. We also have an administrative office in Hauppauge, Suffolk County New York which helps service our municipal deposit customers, and are in the process of opening a branch office in Freehold, New Jersey. As of June 30, 2021, we had total assets of $1.54 billion, total loans (including loans held for sale) of $1.30 billion, total deposits of $1.16 billion and total shareholders’ equity of $115.2 million.

The Bank was originally organized in 2009, with a focus on serving the South Asian community in Nassau County. After incurring financial and regulatory setbacks, the Bank was recapitalized in 2012 by a group led by our current Chairman and CEO Michael Puorro and current members of our Board of Directors, which we refer to as the 2012 recapitalization. Following the 2012 recapitalization and hiring of Michael Puorro, the Bank adopted a strategic plan focused on providing differentiated consumer and commercial banking services to clients in the western Long Island markets and New York City boroughs, particularly the Queens and Brooklyn markets. As a result, the Bank has grown its balance sheet significantly both through organic loan and deposit growth, as well as highly-opportunistic acquisitions. The Bank’s management team has utilized their strong local community ties along with their experience with both federal and New York bank regulatory agencies to create a bank that we believe emphasizes strong credit quality, a solid balance sheet without the burden of the troubled legacy assets of other banks, and a robust capital base.

As a bank holding company, we are subject to the supervision of the Board of Governors of the Federal Reserve System (“FRB”). We are required to file with the FRB reports and other information regarding our business operations and the business operations of our subsidiaries. As a New York State chartered bank, the Bank is subject to regulation by the New York State Department of Financial Services (“DFS”) and the Federal Deposit Insurance Corporation (“FDIC”).

Creating a Differentiated Community Bank

Hanover is a niche focused lender with multiple funding channels in one of the strongest metro markets in the United States. In the years following the 2012 recapitalization, our primary goal was to achieve economies of scale and profitability. From the outset, our strategic plan was focused on creating a differentiated community bank, with a particular focus on diversifying our lending capabilities away from commercial real estate and multi-family, which is prevalent in the New York City market. We successfully leveraged the original roots of Hanover Community Bank and developed a niche residential mortgage lending business focused on non-qualified, alternative documentation borrowers in the NYC boroughs.

Following the recapitalization in 2012, our total assets were approximately $70 million. From 2012 until 2018 we grew exclusively through an organic strategy focused primarily on the niche residential business (both on-balance sheet lending and selling into the secondary markets) and initially funding that business with an efficient single-branch deposit gathering operation. As we worked through our strategic plan and continued to grow, it became apparent that we needed to further diversify our niche lending activities and enhance our funding channels. Our acquisitions of Chinatown Federal Savings Bank (“CFSB”) in 2019 and Savoy Bank (“Savoy”) in 2021 were significant steps towards accomplishing these objectives.

The summary below highlights our recent business accomplishments and milestones commencing with the 2012 recapitalization led by Chairman and CEO Michael Puorro and current members of our Board of Directors:

•	The Bank’s total assets grew to over $150 million during 2014, and the Bank achieved sustainable profitability at this time.

•	During 2014, the Bank initiated its niche residential real estate loan origination business with a focus on diversifying the portfolio away from commercial real estate.

•	Our total consolidated assets grew to over $500 million during 2017, primarily through organic loan generation and deposit gathering, activities conducted from its single branch location. Our on-balance sheet lending was primarily focused in the residential mortgage business and supplemented with traditional multi-family and CRE lending. This unique loan mix allowed us to grow rapidly while remaining well within the regulatory CRE concentration guidelines. Our profitability was further supported by selling a portion of our residential mortgage production into the secondary markets, including sales to institutional buyers and REITs. We maintained one branch during this time period while we focused on profitability and our niche lending operation. As we moved into 2016 and 2017, we revised our strategic plan to focus on additional avenues of funding, both from a product and new location standpoint.

•	In March 2017, we established an office in Forest Hills, Queens.

•	In June 2017, Hanover and the Bank moved their administrative headquarters to Mineola, NY and opened a full service branch at that location in August 2017.

•	The Bank further expanded in Queens County, New York with a de novo branch in Flushing, New York in February 2019.

•	In 2019, we acquired CSFB for a total purchase price of $13.6 million. We acquired total assets of $141.3 million, total loans of $93.6 million and total deposits of $110.0 million, as well as three branches in Manhattan and Brooklyn, NY (one of which, the Canal Street branch, was subsequently closed). The transaction helped us enhance and diversify our funding profile and further enhance our visibility in the New York City market where much of our lending activities have taken place.

•	In October 2020, we issued $25.0 million in subordinated notes to support our Savoy acquisition, which was announced in August 2020. The offering was rated investment grade by Egan-Jones, and we believe this is indicative of the market receptiveness to our story and business model.

•	On May 26, 2021, we completed the Savoy acquisition, which is described in greater detail on page 6.

•	We have augmented and strengthened our management team significantly through our recruiting efforts, adding a new Chief Financial Officer (allowing the former Chief Financial Officer to concentrate on corporate strategy and oversee certain operations as President), Chief Credit Officer, Director of Loan Operations, Director of Commercial Real Estate, Director of Human Resources, and Chief Municipal Officer, the latter of whom helped us launch our municipal deposit program.

Our Business Strategy

Our goal is to build the premier community bank franchise serving consumers and small to mid-size businesses in the New York City metro area and western Long Island. We believe our nimble and dynamic business model has significant advantages over larger competitors, and that we further differentiate ourselves by focusing on multiple niche areas. Our goal is to continue to penetrate the potential customer bases in each of these niche areas.

With the Savoy acquisition, we have expanded our commercial banking capabilities significantly, with a particular focus on small business clients and Small Business Administration (“SBA”) lending. Our one to four family residential mortgage segment has a particular niche focus on non-conforming loans, primarily secured by both owner-occupied and investment properties. The segment has proven particularly appealing to Asian American borrowers in the New York City boroughs. We offer a variety of deposit accounts to both businesses and consumers through our branch network, which we believe complements our niche lending efforts. Additionally, we have expanded our deposit products to include a full line of municipal banking accounts, which is allowing us to capture additional customers in our operating footprint.

We believe the local economies in our geographic footprint offer us significant growth opportunities that we can capitalize on through our focus on personalized service, our ability to realize greater economies of scale than smaller community banks, and our ability to provide better and more responsive service than larger regional banks.

Diversifying Our Loan Portfolio through Niche Segments

We are focused on diversifying our loan portfolio through niche lending segments that we believe generate appropriate risk-adjusted returns. At June 30, 2021, the composition of our loan portfolio was as follows:

(1) Excludes $240.3 million of Small Business Administration Paycheck Protection Program (“PPP”) Loans.

We focus our niche lending activities primarily on three segments:

•	Residential real estate – We initiated our residential lending platform, which consists of loans secured by owner-occupied and investment properties, in 2013 and focus on the boroughs of New York City. We originate mainly non-qualified, alternative documentation single-family residential mortgage loans through broker referrals, our branch network and retail channels to accommodate the needs of diverse communities in the New York City Metropolitan Statistical Area (“MSA”). We offer multiple products including those designed specifically for two- to four-family units. One- to four-family residential mortgages, including home equity lines of credit, compromised 43.0 % of our total loan portfolio, excluding PPP loans, as of June 30, 2021.

We take a comprehensive approach to mortgage underwriting, as the average loan-to-value (“LTV”) of the portfolio at origination was 55% and the average FICO score was 722 as of June 30, 2021.

The LTV and FICO data is for the Hanover portfolio without giving effect to the acquired Savoy portfolio. Savoy’s residential real estate balances totaled approximately $38.5 million and represented 8.5% of our loan portfolio, excluding PPP loans, as of June 30, 2021.

In addition to retaining production on our balance sheet, we generate additional non-interest revenue associated with one- to four-family loan origination and sale, loan servicing and late fees. one- to four-family related fees were $495 thousand for the quarter ended June 30, 2021 and were $3.2 million and $4.7 million for the fiscal years ended September 30, 2020 and September 30, 2019, respectively.

Below is our historical level of originations and sales:

	As of or For the Years Ended September 30,
	2016	2017	2018	2019	2020

	(In thousands)
Residential real estate:
Loans originated	$124,952	$157,461	$268,283	$334,099	$96,031
Loans sold	45,872	79,286	136,482	196,997	39,002

•	Commercial Real Estate (including Multifamily) - CRE lending, which includes commercial real estate and multi-family lending, is an area of expertise for us, with the Savoy acquisition re-enforcing what we believe was an already strong CRE lending foothold in New York City. CRE loans are secured by first liens on commercial properties, with proceeds used to purchase such properties or refinance existing debt secured by such properties. We include in our CRE portfolio loans that are secured by multi-family properties, which are primarily rent controlled/stabilized multi-family properties located in New York City. Our CRE loan portfolio also contains loans secured by mixed-use properties loans, properties used solely for commercial purposes and construction loans secured by real estate. Our owner-occupied lending efforts were significantly enhanced with the Savoy Merger. Savoy’s lending team had focused on owner-occupied lending to small businesses in the New York City MSA and the broader four state area of New York, New Jersey, Connecticut and Pennsylvania. Commercial real estate loans including multi-family properties comprised 53% of total loans, excluding PPP loans, as of June 30, 2021. Included in that figure is a small construction portfolio representing $10.5 million in total balances and is primarily construction related to commercial properties.

Our loan-to-value policy limits are 75% for commercial real estate loans. The portion of the commercial real estate portfolio, inclusive of multi-family loans, that was originated by Hanover represented 53% of the total commercial real estate portfolio at June 30, 2021. The portion of the portfolio that was originated by Savoy represented 47% of the total commercial real estate portfolio at June 30, 2021. The weighted average LTV was 55% for the Hanover portion of the portfolio and was 65% for the Savoy portion of the portfolio. The debt service coverage ratio was 1.59x for the Hanover portion of the portfolio and was 1.56x for the Savoy portion of the portfolio, each at June 30, 2021.

Complementing Our Lending Efforts and Diversifying our Funding Sources

We believe our deposit and treasury management products and services complement our niche lending focus and help diversify our funding sources. The graphic below illustrates the impact our strategic initiatives have had on our deposit mix.

Our funding strategy since the 2012 recapitalization has evolved as our business segments and branch network have increased. Our focus following the 2012 recapitalization was growing the balance sheet to achieve profitability and economies of scale. As we progressed beyond that point, we aimed to operate a branch-lite strategy and to open offices in strategic locations where we were lending, primarily in the residential mortgage segment. Our CFSB acquisition enhanced our footprint in the New York City boroughs and further complemented our lending efforts in those markets. Since 2019 we have focused on the following areas in an effort to bolster our core deposit levels and enhance our net interest margin:

•	Hired business development officers to further grow deposits at our acquired CFSB branches. Since closing of the CFSB acquisition, those branches collectively have grown by $14.0 million in deposits, representing cumulative growth of 12.7%;
•	Implemented a core processor IT conversion that resulted in a platform with a comprehensive suite of commercial deposit account capabilities;
•	Reduced wholesale funding levels (defined as Federal Home Loan Bank (“FHLB”) borrowings, brokered deposits and Qwick Rate accounts);
•	Hired a Chief Municipal Officer and supporting personnel to initiate our municipal banking business, which has grown our municipal deposit balances from $74.3 at December 31, 2020 to $247.9 million at June 30, 2021, with an average rate of 0.26%; and
•	Currently exploring several FinTech related partnerships that, if completed, could help generate additional low-cost deposit funding.

In late 2020, we established a municipal banking business which we believe has the potential to produce a significant level of deposits at cost effective rates. The business provides banking services to public municipalities, including counties, cities, towns, and school districts throughout the Long Island area. This effort is being led by Michael Locorriere, EVP and Chief Municipal Officer. Mr. Locorriere has more than thirty years of banking and government experience and prior to joining the Bank in November, 2020, Mr. Locorriere previously served as EVP & Director of Municipal Banking at a recently consolidated competitor in the Long Island market. We believe this effort is differentiated in that the customers are long-term relationships of our team and are not transactional in nature. Furthermore, our focus is banking municipalities that are core to our branch footprint and where our brand resonates. This initiative also is consistent with our branch-lite and highly efficient approach to growing our balance sheet. The team and relationships we have allow us to compete throughout the Long Island market without the expense and constraints of physical locations.

Merger with Savoy Bank

Prior to our May 2021 merger, Savoy was a New York state chartered commercial bank with a single office located in Midtown Manhattan, New York City. As of May 26, 2021(the date of acquisition), Savoy had total assets of $648.4 million, total loans of $580.8 million, and total deposits of $340.2 million.

Savoy was a privately held commercial bank founded to provide small business owners in and around New York City with unparalleled service and financial products. Located at 600 Fifth Avenue, Rockefeller Center, New York, NY, Savoy specialized in working with customers across a wide range of industries to understand and fulfill their deposit and lending needs. Combining technology and expertise, Savoy offered a comprehensive suite of business accounts and deposit services and a spectrum of creative lending solutions, including through SBA 7(a), SBA 504 and United States Department of Agriculture (“USDA”) lending programs.

We will continue to operate Savoy’s single midtown Manhattan branch office, which will become the focal point and headquarters for our business development efforts in the New York City market.

As part of the Savoy merger, Mr. Metin Negrin, Savoy’s Chairman, and Ms. Elena Sisti, founder of Savoy and a member of its Board of Directors, joined the Boards of Directors of Hanover and the Bank. In addition, as previously noted, Mr. McClelland Wilcox, who was Savoy’s President and CEO prior to the merger, joined the Bank as Senior Executive Vice President, Head of Commercial Lending and Chief Revenue Officer.

Overview of Savoy’s Financial Performance Prior to the Savoy Merger

The table below highlights certain key Savoy financial performance metrics for the years ended December 31, 2016 through 2020.

Strategic Benefits of the Savoy Merger

Our Board of Directors and management team believe the Savoy merger will provide meaningful strategic benefits in the near-, medium- and long-terms, including:

•	Powerful Combination with a High Degree of Scarcity Value. Creates a premier $1.5 billion asset institution serving the greater New York City metro market with a track record of strong profitability and balance sheet growth. We believe the combined institution will be uniquely positioned as the second largest community bank with assets under $5 billion operating in the New York City and Long Island marketplace.
•	Highly Complementary with Multiple Niches. Savoy’s SBA and owner-occupied focused commercial lending businesses complement our residential lending business and commercial lending efforts. We believe this combination will allow us to accelerate our growth and expansion initiatives in both SBA and commercial and industrial (“C&I”) lending.

•	Shifts and Diversifies Loan Portfolio Toward Commercial Lending. Savoy adds significant commercial loans, expertise and infrastructure to our overall commercial lending expansion effort.

•	Significant Opportunity to Grow Customers Participating in the Paycheck Protection program (PPP). Savoy had significant success in the PPP program with over $330.6 million in total originated loans, which consisted over 2,300 individual loans. Approximately 85.0% of those individual loans were to borrowers who previously were not Savoy customers. We will focus on converting these borrowers to longer-term customers.
•	Enhancing the Competitive Position. The combined institution’s capital and profitability will allow us to further invest in digital initiatives, build out treasury management capabilities and focus on capturing additional wallet share from existing customers via a higher legal lending limit.
•	Mitigated Integration Risk. We believe that we have prudently mitigated integration risk typically present in strategic acquisitions because of:

-	Savoy’s branch-lite business model;
-	An anticipated elevated level of employee retention due to virtually no overlap in business lines
-	Our intent to continue Savoy’s existing SBA business largely intact with minimal disruptions;
-	Our executive management’s track record and experience in mergers and acquisitions, particularly with the successful integration of our 2019 CFSB; and
-	Systems conversion completed in July of 2021.

Attacking the Market Area

Target Market Area & Current Footprint Overview

Our target market area includes the five (5) boroughs of New York City as well as Nassau County on Long Island, New York. Our banking offices are located in Kings, Nassau, New York and Queens Counties in New York. In addition, we intend to open a branch office in Freehold, New Jersey prior to the end of calendar year 2021 to leverage Savoy’s SBA lending activities in this market to enhance our market share.

We own our administrative headquarters in Mineola, NY and our Garden City Park, NY branch and lease our five other branch locations. Set forth below is certain information regarding our office locations *:

*	The Canal Street, New York, NY, branch was closed on August 31, 2021. Canal Street June 30, 2021, deposits are included in New York County totals.

While focused on driving growth across all of our markets and business segments, we believe our efforts to leverage the Savoy acquisition and expand our presence in the New York City market will be the largest contributor to our asset growth for the foreseeable future due to the significant population and number of small businesses in the market.

The SBA Payment Protection Program (PPP) was targeted at assisting small businesses throughout the United States. The total outstanding PPP loan balances at June 30, 2020 (peak balances for most banks) for all NYC metro area (New York, Queens, Kings, Richmond, Brooklyn, Nassau, and Suffolk counties) headquartered banks was $39.3 billion and represents approximately 388 thousand individual loans. When excluding the 10 largest banks (which are money center and regional banks), the outstanding balances are $4.7 billion and represents approximately 36 thousand individual loans. We believe this data shows the depth and breadth of the small business community in the New York City market. Furthermore, there are many small business customers currently being banked by the large money center and regional banks, which we think are less nimble and focused on the small business customer relative to our Bank. We believe this presents great opportunity for growth via enhancing our market share within the NYC footprint.

Capitalize on Market Disruption

Our market area has undergone significant consolidation, particularly in the last twelve months. We intend to take advantage of the recent disruption caused by M&A in our operating markets, which we believe has created an environment of underbanked customers and has created opportunities to hire seasoned bankers. We have successfully employed this strategy in the past, hiring experienced bankers from merged institutions, which has helped us enhance critical aspects of our operations. We believe the most recent wave of consolidations, together with what we anticipate will be further consolidation, will create additional opportunities for us to attract additional experienced bankers. Below are some of the merger transactions announced and/or closed in and around our geographic footprint since 2019:

•	M&T Bank Corporation / Peoples United Financial, Inc.
•	Citizens Financial Group, Inc. / Investors Bancorp, Inc.
•	New York Community Bancorp, Inc. / Flagstar Bancorp, Inc.
•	Sterling Bancorp / Webster Financial Corporation
•	Bridge Bancorp, Inc. / Dime Community Bancshares, Inc.
•	Provident Financial Services, Inc. / SB One Bancorp
•	Flushing Financial Corporation / Empire Bancorp, Inc.
•	Valley National Bancorp / Bank Leumi USA
•	Valley National Bancorp / The Westchester Bank Holding Corporation

Our Competitive Strengths

The banking business, especially in the New York metropolitan area, is highly competitive. We face substantial immediate competition and potential future competition both in attracting deposits and in originating loans. We compete with numerous commercial banks, savings banks and savings and loan associations, many of which have assets, capital and lending limits larger than ours. Other competitors include money market mutual funds, mortgage bankers, insurance companies, stock brokerage firms, regulated small loan companies, credit unions and issuers of commercial paper and other securities.

We believe the following strengths differentiate us from our competitors and position us to execute our business strategy successfully:

High Degree of Franchise Scarcity Value. Recent market consolidation has resulted in a lack of sub-$5 billion asset sized banks in the Long Island and Greater New York City Metro Area. Since June 2020, there have been 15 bank transactions in the tri-state area, 10 of which involved targets with total assets less than $5 billion. We currently are the second largest sub-$5 billion community bank in this market area, as a result of both organic growth and our recent acquisitions of CFSB and Savoy, coupled with the heavy consolidation among larger institutions in the market. We believe we are uniquely positioned to continue to capitalize on this opportunity in the market. Most notably, we believe the opportunity to increase penetration into the small business community is very strong and highly compelling.

Niche Lending & Funding Expertise Drives Pricing Power. A number of our business segments are focused on providing specialized lending and deposit products to specific customer groups within our markets. Unlike many of our competitors, we are not aiming to be a community bank for every consumer nor can we provide every commercial product and service. Rather, we are focused on providing expertise and excellent service in the chosen segments in which we operate. Since 2014 our residential mortgage operation has been highly focused on non-conforming lending in New York City. With Savoy, we acquired a niche SBA and small business commercial banking business. Our municipal deposit banking business is differentiated in that we are focused on long-term relationships that typically have less pricing volatility, particularly in rising rate environments. We may expand into additional niche segments as we grow and continue to add talent, but we feel that within each of our existing segments there is ample room to increase market share and grow.

Our focus on these differentiated areas has been a primary driver of above average yield on loans and overall net interest margin. Our focus on these areas has allowed us to price our services based on relationships instead of a transactional focus. Furthermore, our execution on our municipal deposit program and our addition of several branches over the last few years, including through the CFSB acquisition, have allowed us to lower our deposit costs in the current environment, which has produced meaningful enhancements to our net interest margin and we believe positions us well for continued net interest margin expansion.

Efficient, Profitable and Scalable Business Model. We have invested heavily over the last several years in people and infrastructure to enhance and expand our capabilities so we can provide a number of specialized services to our commercial and consumer customers. These investments include both de novo and acquired branches, a core systems conversion, significant executive hiring in the front and back office, retention of most of the CFSB and Savoy employees and initiation of our municipal deposit banking business. While we have a demonstrated track record of investing in our business, we have been highly focused around profitability and a highly efficient operating platform and branch network. Our level of assets, loans, deposits and revenue relative to the number of branch offices is well above our peers. We believe that this continued focus on operating efficiently will result in above average levels of profitability over the long-term, independent of fluctuations in interest rates. While our direct funding costs are above peer levels, our yields and overall net interest margin have been above peers.

Disciplined Underwriting and High Quality Balance Sheet. We have maintained a strong and disciplined risk management culture and credit administration process, which we believe are supported by comprehensive policies and procedures for credit underwriting, funding, and loan administration and monitoring. Below are some highlights of our demonstrated track record in credit performance:

-	Since 2016, we have incurred $841k in cumulative net charge-off’s, representing less than 10 basis points of average loans over that cumulative time period;
-	Total non-accrual loans at June 30, 2021 were $7.0 million, or 0.67% of total loans, excluding loans Held-for-Sale and SBA PPP loans;
-	The Bank’s legacy loan portfolio component of the June 30, 2021 non-accrual loans is $4.6 million while the balance ($2.4 million) comes from acquired Savoy loans;
-	As part of the Savoy merger, we recorded a purchase accounting fair value discount to the Savoy loan portfolio of $8.7 million, representing 1.5% of Savoy’s loans at the time of acquisition, excluding held-for-sale and SBA PPP loans; and
-	Our reserves and total fair value loan marks represent 1.5% of total loans, excluding held-for-sale and SBA PPP loans.

Experienced Management Team. We have a senior management team with many years of experience in our target markets, including:

•	Michael P. Puorro, Chairman and Chief Executive Officer. Mr. Puorro has over thirty years of banking experience, with over twenty-five years as a senior executive. Mr. Puorro previously served as the President of a Long Island based community bank, and as the Chief Financial Officer of a large, publicly traded thrift holding company.

•	Brian K. Finneran, President. Mr. Finneran has over forty years of experience in the banking industry. Prior to joining us in 2017, Mr. Finneran was the former Executive Vice President and Chief Financial Officer and member of the Board of Directors at Suffolk Bancorp.

•	McClelland (“Mac”) Wilcox, Senior Executive Vice President, Chief Lending & Revenue Officer. Mr. Wilcox was the former President and Chief Executive officer of Savoy. He has over twenty years of experience as a banking leader and entrepreneur.

•	Lance P. Burke, Executive Vice President and Chief Financial Officer. Mr. Burke has over twenty years of experience in the banking industry. Prior to joining our team, Mr. Burke served as Senior Vice President and Controller of Dime Bank (formerly BNB Bank).

•	Denise Chardavoyne, Executive Vice President and Chief Operations Officer. Ms. Chardavoyne has over twenty years of banking experience. Ms. Chardavoyne previously served as Executive Vice President and Chief Information Officer of Amalgamated Bank, and Chief Information Officer at Suffolk County National Bank.

•	Kevin Corbett, Executive Vice President and Chief Credit Officer. Mr. Corbett has over thirty-five years of experience in the banking industry. Prior to joining us, Mr. Corbett served as Senior Vice President and Chief Credit Officer of Dime Community Bank and Senior Vice President and Chief Credit Officer of Astoria Bank.

•	Michael Locorriere, Executive Vice President and Chief Municipal Officer. Mr. Locorriere has more than thirty years of banking and government experience. Mr. Locorriere previously served as Executive Vice President & Director of Municipal Banking at Empire National Bank.

•	Alice T. Rouse, Executive Vice President & Chief Risk Officer. Ms. Rouse has over twenty-five years of banking experience. Prior to joining Hanover in 2017, she served in various financial and audit capacities at Astoria Bank.

•	Lisa A. DiIorio, First Senior Vice President & Chief Accounting Officer. Ms. DiIorio has over twenty-five years of experience in the banking industry. Prior to joining HANOVER in 2016, Ms. DiIorio served as Vice President and Principal Accounting Officer at Bridgehampton National Bank.

Demonstrated Ability to Integrate M&A Transactions. Our executive team, which is led by our Chairman and CEO Michael Puorro, and Brian Finneran, our President, has significant experience with M&A transactions and post-closing integration efforts. In August 2019, we closed the CFSB acquisition and have successfully grown the former CFSB deposit franchise. As anticipated, the CFSB acquisition provided a complementary core funding base to our legacy one- to four-family residential lending business as well as commercially attractive branch locations. In May 2021, we closed the Savoy Merger, an approximately $650.0 million total asset single branch commercial bank located in Midtown Manhattan, New York City, for a purchase price of $62.5 million. The transaction significantly diversified our revenue and lending mix while boosting profitability and leveraging Savoy’s expertise in commercial and SBA lending. We have already completed the systems integration with Savoy, and we now intend to pursue prudent and commercially attractive acquisitions that will position us to further capitalize on market opportunities.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors,” that represent challenges that we face in connection with the successful implementation of our strategy. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may adversely affect our ability to effect a business combination, and may have an adverse effect on our business, cash flows, financial condition and results of operations. Such risks include, but are not limited to:

•	We are subject to risks associated with the COVID-19 pandemic, which could have an adverse effect on our business, financial condition and results of operations.

•	Our reliance on one- to four- family residential mortgage lending and certain niche loan products could expose us to credit risks that may be different than would apply to a more diversified or traditional loan portfolio.
•	Our business and operations are concentrated in the New York metropolitan area, and we are sensitive to adverse changes in the local economy.
•	We are subject to the various risks associated with our banking business and operations, including, among others, credit, market, liquidity, interest rate and compliance risks, which may have an adverse effect on our business, financial condition and results of operations if we are unable to manage such risks.
•	SBA lending is an increasingly important part our business, and changes to the SBA programs, or the rules governing such programs, and our ability to qualify as a Preferred SBA lender, may adversely affect our profitability.
•	Our liquidity and capital needs, particularly given our growth strategy, may suffer if not managed effectively or if capital is not available on terms acceptable to us.
•	Our ability to continue to grow will diminish if we are unable to continue to make commercially attractive acquisitions, or if we are unable to realize the benefits of prior or future acquisitions in a reasonable timeframe.
•	We operate in a highly competitive market and face increasing competition from traditional and new financial services providers.
•	We are dependent on key personnel and the unexpected loss of their services, or if we are unable to attract new personnel as we execute our growth strategy, will adversely impact our financial condition.
•	We operate in a highly regulated industry, and the current regulatory framework and any future legislative and regulatory changes, may have an adverse effect on our business, financial condition and results of operations.
•	We are subject to risks associated with our dependency on our information technology and telecommunications systems and third-party servicers including exposures to systems failures, interruptions or breaches of security.
•	There are uncertainties with respect to the establishment of an active public market for our common stock, and in any event, our stock price may be volatile, resulting in substantial losses for investors.
•	We do not anticipate paying cash dividends in the near future.
•	Investors will experience immediate dilution of their investment.
•	Anti-takeover provisions in our charter and under New York law could limit certain shareholder actions.

Corporate Information

Our principal executive offices are located at 80 East Jericho Turnpike, Mineola, New York 11501. Our telephone number is (516) 548-8500. Our Internet address is www.hanoverbank.com. We expect to make our periodic reports and other information filed with, or furnished to, the Securities and Exchange Commission, or SEC, available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with, or furnished to, the SEC. The information contained on or accessible through our website is not a part of, or incorporated by reference, into this prospectus.

THE OFFERING

Common stock offered	shares
Common stock outstanding after the offering(1) (2)	shares
Underwriters’ option to purchase additional shares of common stock	shares
Market for the common stock	We intend to apply to list our common stock on the Nasdaq Global Select Market under the trading symbol “HNVR”.
Dividend policy	We have not historically paid cash dividends to holders of our common stock. We intend to adopt a policy of retaining earnings, if any, to increase our net worth and capital ratios over the next few years to help support our continued growth. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors. For additional information, see “Dividend Policy.”
Use of proceeds

We estimate that we will receive net proceeds of approximately $            million (or approximately $            million if the underwriter exercises its over-allotment option in full), based on an assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriter discounts and commissions and estimated offering expenses payable by us.

We intend to contribute substantially all of the net proceeds from this offering to the Bank to enhance regulatory capital to support organic and future potential strategic growth. We do not have any current plans, arrangements or understandings relating to any specific acquisitions or similar transaction. See “Use of Proceeds” for additional information.

Purchases by Officers and Directors

Certain of our directors and officers have indicated an intent to participate in the offering through the purchase of approximately shares of our common stock. In anticipation of this participation, we have directed shares to be reserved specifically for purchases by such officers and directors.

Risk factors	An investment in the common stock involves certain risks. Prospective purchasers of the common stock should consider the information discussed under the heading “Risk Factors” on Page 25.

(1) As of                              .

(2) Unless otherwise indicated, the share information in the table above and in this prospectus excludes up to          shares that may be purchased by the underwriters from us to cover over-allotments. Unless otherwise indicated, information contained in this prospectus regarding the number of outstanding shares of common stock does not include          shares of common stock issuable upon the exercise of outstanding stock options or an aggregate of          shares of common stock reserved for future issuance under our stock option plans.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of other significant requirements that are otherwise generally applicable to other public companies. Among other factors, as an emerging growth company:

•	we may present only two years of audited financial statements and discuss only our results of operations for two years in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	we are exempt from the requirement to provide an opinion from our auditors on the design and operating effectiveness of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	we may choose not to comply with any new requirements adopted by the Public Company Accounting Oversight Board, or PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and our audited financial statements;

•	we are permitted to provide less extensive disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we are not required to include a compensation discussion and analysis and certain other disclosure regarding our executive compensation in this prospectus; and

•	we are not required to hold nonbinding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions for up to five years unless we earlier cease to qualify as an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the first fiscal year following the fifth anniversary of this offering; (ii) the first fiscal year after our annual gross revenues are $1.07 billion or more; (iii) the date on which we have during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We have elected to adopt the reduced disclosure requirements described above regarding the number of periods for which we are providing audited financial statements, and our executive compensation arrangements for purposes of the registration statement of which this prospectus is a part. In addition, we expect to take advantage of the reduced reporting and other requirements under the JOBS Act with respect to the periodic reports we will file with the SEC and proxy statements that we use to solicit proxies from our shareholders. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you invest.

The JOBS Act exempts emerging growth companies from compliance with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement declared effective under the Securities Act of 1933, as amended, or the Securities Act, or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of this extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make our consolidated financial statements not comparable with those of a public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period because of the potential differences in accounting standards used. We cannot predict if investors will find our common stock less attractive as a result of our election to rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

SUMMARY OF SELECTED FINANCIAL DATA OF HANOVER

The following tables set forth selected consolidated historical financial data (i) as of and for the nine months ended June 30, 2021 and 2020 and (ii) as of and for the five years ended September 30, 2020, 2019, 2018, 2017 and 2016. Selected consolidated financial data as of and for the years ended September 30, 2020 and 2019 has been derived from our audited financial statements. You should read the information as of and for the years ended September 30, 2020 and 2019 in conjunction with the audited financial statements and the related notes appearing in this prospectus beginning on Page F-1. Selected financial data as of and for the nine months ended June 30, 2021 and 2020 has not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal or recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with generally accepted accounting principles. Our results of operations for the nine months ended June 30, 2021 are not necessarily indicative of our results of operations that may be expected for the year ending September 30, 2021. The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

SUMMARY OF SELECTED STATISTICAL INFORMATION AND FINANCIAL DATA

	As of or For the Nine
	Months Ended June 30,		As of or For the Years Ended September 30,
	2021	2020	2020	2019	2018	2017	2016
	(dollars in thousands)
Selected Financial Condition Data
Total assets	$1,541,443	$838,014	$851,606	$848,836	$649,963	$501,358	$362,278
Loans, excluding PPP loans	1,052,921	704,495	707,729	720,977	560,403	423,385	301,134
PPP loans	240,341	16,397	17,622	-	-	-	-
Net deferred costs (fees)	-	(577)	(332)	(535)	(1,023)	(758)	(36)
Loans, net of deferred fees and costs	1,293,262	720,315	725,019	720,442	559,380	422,627	301,098
Allowance for loan losses	7,852	7,993	7,869	7,143	6,493	4,795	3,419
Securities – available-for-sale	7,777	5,980	6,035	911	185	1,526	-
Securities – held-to-maturity	8,987	11,178	10,727	12,030	12,931	13,872	1,500
Goodwill and other intangible assets	18,602	1,600	1,923	1,508	-	-	-
Borrowings	228,625	78,766	85,154	100,745	109,518	73,955	51,886
Note payable, net	-	14,983	14,984	14,981	14,978	8,414	8,500
Subordinated debt, net	24,498	-	-	-	-	-	-
Deposits	1,159,422	659,332	664,760	650,286	468,123	372,730	266,546
Total stockholders’ equity	115,238	76,156	78,043	71,950	54,230	41,778	32,063
Tangible common stockholders’ equity (1)	96,636	74,556	76,120	70,442	54,230	41,778	32,063

Selected Operating Data
Interest income	$30,915	$30,382	$40,133	$34,497	$26,724	$18,161	$12,956
Interest expense	5,338	10,626	13,011	12,076	8,503	5,279	3,073
Net interest income	25,577	19,756	27,122	22,421	18,221	12,882	9,883
Provision for loan losses	300	1,150	1,250	650	1,698	1,376	1,225
Net interest income after provision for loan losses	25,277	18,606	25,872	21,771	16,523	11,506	8,658
Non-interest income	1,628	1,229	1,364	4,770	2,733	1,543	846
Non-interest expense, excluding acquisition costs	17,814	15,214	20,572	15,150	11,783	9,584	6,464
Acquisition costs	4,233	236	450	737	97	-	-
Income before income tax expense	4,858	4,385	6,214	10,654	7,376	3,465	3,040
Income tax expense	1,063	957	1,240	2,569	2,775	1,313	1,075
Net income	$3,795	$3,428	$4,974	$8,085	$4,601	$2,152	$1,965
Add back: acquisition costs, net of taxes	3,306	185	361	560	61	-	-
Adjusted net income (1)	$7,101	$3,613	$5,335	$8,645	$4,662	$2,152	$1,965

(1)      This measure is not recognized under generally accepted accounting principles in the United States (“GAAP”) and is therefore considered to be a non-GAAP financial measure.  See “Non-GAAP Reconciliation Table” for a reconciliation of this measure to its most comparable GAAP measure.

	As of or For the Nine Months Ended June 30,		As of or For the Years Ended September 30,
	2021	2020	2020	2019	2018	2017	2016
	(dollars in thousands, except share data)
Per Common Share Data
Basic earnings per share	$0.87	$0.82	$1.20	$2.10	$1.39	$0.78	$0.75
Diluted earnings per share	0.85	0.81	1.18	2.06	1.36	0.78	0.75
Adjusted diluted earnings per share (1)	1.59	0.86	1.26	2.21	1.38	0.78	0.75
Book value per common share	20.75	18.27	18.69	17.28	15.14	13.41	12.14
Tangible book value per common share (1)	17.40	17.88	18.23	16.92	15.14	13.41	12.14

Selected Performance Ratios
Return on average assets	0.53%	0.53%	0.58%	1.16%	0.81%	0.51%	0.67%
Adjusted return on average assets (1)	0.99%	0.56%	0.63%	1.24%	0.82%	0.51%	0.67%
Return on average common stockholders’ equity	5.93%	6.17%	6.63%	12.71%	9.89%	6.09%	6.36%
Adjusted return on average common stockholders' equity (1)	11.10%	6.50%	7.11%	13.59%	10.02%	6.09%	6.36%
Return on average tangible common equity (1)	6.22%	6.30%	6.77%	12.81%	9.89%	6.09%	6.36%
Adjusted return on average tangible common equity (1)	11.64%	6.64%	7.27%	13.70%	10.02%	6.09%	6.36%
Operating efficiency ratio (1)	81.76%	73.62%	73.79%	58.43%	56.75%	66.44%	60.26%
Adjusted operating efficiency ratio (1)	66.06%	72.50%	72.22%	55.72%	56.29%	66.44%	60.26%
Non-interest expense to average assets	3.07%	2.39%	2.47%	2.28%	2.09%	2.26%	2.20%
Adjusted non-interest expense to average assets (1)	2.48%	2.35%	2.41%	2.17%	2.08%	2.26%	2.20%
Net interest margin	3.69%	3.15%	3.29%	3.30%	3.30%	3.14%	3.49%

Capital Ratios (3)
Tangible common equity to tangible assets (1)	6.35%	8.91%	8.96%	8.31%	8.34%	8.33%	8.85%
Tier 1 leverage ratio	11.20%	10.21%	11.22%	10.47%	10.85%	10.06%	10.89%
Common equity tier 1 risk-based capital ratio	14.05%	19.03%	19.32%	17.81%	19.04%	16.56%	17.75%
Tier 1 risk-based capital ratio	14.05%	19.03%	19.32%	17.81%	19.04%	16.56%	17.75%
Total risk-based capital ratio	15.01%	20.29%	20.57%	19.07%	20.30%	17.82%	19.01%

Selected Asset Quality Data and Ratios
Nonaccrual loans (excluding loans held-for-sale "HFS")	$7,043	$3,171	$953	$1,613	$-	$-	$-
Loans 90 days or more past due and still accruing	1,077	296	296	629	-	-	-
Total non-performing loans/non-performing assets	8,120	3,467	1,249	2,242	-	-	-
Performing troubled debt restructuring loans ("TDRs")	455	454	454	454	354	562	1,055
Allowance for loan losses	7,852	7,993	7,869	7,143	6,493	4,795	3,419
Total loan fair value adjustment	8,173	(219)	(211)	(250)	-	-	-
Net loan charge-offs/(recoveries)	317	300	524	-	-	-	(14)

Nonaccrual loans as a percentage of total loans (4)	0.67%	0.45%	0.13%	0.22%	N/A	N/A	N/A
Nonperforming loans as a percentage of total loans (4)	0.77%	0.49%	0.18%	0.31%	N/A	N/A	N/A
Nonperforming assets (2) to total assets	0.53%	0.41%	0.15%	0.26%	N/A	N/A	N/A
Net loan charge-offs/(recoveries) to average loans	0.05%	0.06%	0.07%	N/A	N/A	N/A	(0.01%)

Allowance for loan losses as a percentage of total loans (4)	0.75%	1.13%	1.11%	0.99%	1.16%	1.13%	1.14%
Allowance for loan losses as a percentage of total originated loans	1.17%	1.28%	1.25%	1.13%	1.16%	1.13%	1.14%
Allowance for loan losses and total loan fair value mark as a percentage of total loans (4)	1.52%	1.10%	1.08%	0.96%	1.16%	1.13%	1.14%
Allowance for loan losses as a percentage of nonperforming loans (excluding loans HFS)	97%	231%	630%	319%	N/A	N/A	N/A
Allowance for loan losses to nonaccrual loans (excluding loans HFS)	111%	252%	826%	443%	N/A	N/A	N/A

(1)	These measures are not measures recognized under generally accepted accounting principles in the United States (“GAAP”), and are therefore considered to be non-GAAP financial measures. See “Non-GAAP Reconciliation Table” for a reconciliation of these measures to their most comparable GAAP measures.
(2)	Nonperforming assets are defined as nonaccrual loans, loans 90 days or more past due and still accruing, and other real estate owned (“OREO”).
(3)	Represents the Bank Capital Ratios.
(4)	Excludes loans Held-for-Sale and Small Business Administration Paycheck Protection loans.

Non-GAAP Financial Measures

The tables that follow contain certain non-GAAP financial measures in addition to results presented in accordance with GAAP. The non-GAAP measures are intended to provide the reader with additional supplemental perspective on operating results, performance trends, and financial condition. Non-GAAP financial measures are not a substitute for GAAP measures; they should be read and used in conjunction with Hanover’s GAAP financial information. Hanover’s non-GAAP measures may not be comparable to similar non-GAAP information which may be presented by other companies. In all cases, it should be understood that non-GAAP operating measures do not depict amounts that accrue directly to the benefit of shareholders. An item that management excludes when computing non-GAAP adjusted earnings can be of substantial importance to Hanover’s results and condition for any particular year. A reconciliation of non-GAAP financial measures to GAAP measures is provided below.

	As of June 30,		As of September 30,
Non-GAAP Reconciliation Table	2021	2020	2020	2019	2018	2017	2016
	(dollars in thousands, except share data)
Book value per common share	$20.75	$18.27	$18.69	$17.28	$15.14	$13.41	$12.14
Less: goodwill and other intangible assets	(3.35)	(0.38)	(0.46)	(0.36)	-	-	-
Tangible book value per common share	$17.40	$17.88	$18.23	$16.92	$15.14	$13.41	$12.14

Common stockholders’ equity	$115,238	$76,156	$78,043	$71,950	$54,230	$41,778	$32,063
Less: goodwill and other intangible assets	(18,602)	(1,600)	(1,923)	(1,508)	-	-	-
Tangible common stockholders’ equity	$96,636	$74,556	$76,120	$70,442	$54,230	$41,778	$32,063

Total assets	$1,541,443	$838,014	$851,606	$848,836	$649,963	$501,358	$362,278
Less: goodwill and other intangible assets	(18,602)	(1,600)	(1,923)	(1,508)	-	-	-
Tangible assets	$1,522,841	$836,414	$849,683	$847,328	$649,963	$501,358	$362,278

Tangible common equity ratio	6.35%	8.91%	8.96%	8.31%	8.34%	8.33%	8.85%

	As of or For the Nine Months Ended June 30,		As of or For the Years Ended September 30,
Non-GAAP Reconciliation Table	2021	2020	2020	2019	2018	2017	2016

	(dollars in thousands, except share data)
Net income	$3,795	$3,428	$4,974	$8,085	$4,601	$2,152	$1,965
Adjustments:
Acquisition costs	4,233	236	450	737	97	-	-
Income tax effect of adjustment above	(927)	(51)	(89)	(177)	(36)	-	-
Adjusted net income (non-GAAP)	$7,101	$3,613	$5,335	$8,645	$4,662	$2,152	$1,965

Diluted earnings per share	$0.85	$0.81	$1.18	$2.06	$1.36	$0.78	$0.75
Adjustments:
Acquisition costs	0.95	0.06	0.11	0.19	0.03	-	-
Income tax effect of adjustment above	(0.21)	(0.01)	(0.03)	(0.04)	(0.01)	-	-
Adjusted diluted earnings per share (non-GAAP)	$1.59	$0.86	$1.26	$2.21	$1.38	$0.78	$0.75

Return on average total assets	0.53%	0.53%	0.58%	1.16%	0.81%	0.51%	0.67%
Acquisition costs	0.59%	0.04%	0.06%	0.11%	0.02%	-	-
Income tax effect of adjustment above	(0.13)%	(0.01)%	(0.01)%	(0.03)%	(0.01)%	-	-
Adjusted return on average total assets	0.99%	0.56%	0.63%	1.24%	0.82%	0.51%	0.67%

Average common stockholders’ equity	$85,525	$74,254	$74,976	$63,588	$46,545	$35,312	$30,903
Less: goodwill and other intangible assets	(3,988)	(1,530)	(1,549)	(492)	-	-	-
Average tangible common stockholders’ equity	$81,537	$72,724	$73,427	$63,096	$46,545	$35,312	$30,903

Return on average common stockholders’ equity	5.93%	6.17%	6.63%	12.71%	9.89%	6.09%	6.36%
Acquisition costs	6.62%	0.42%	0.60%	1.16%	0.21%	-	-
Income tax effect of adjustment above	(1.45)%	(0.09)%	(0.12)%	(0.28)%	(0.08)%	-	-
Return on average common stockholders’ equity	11.10%	6.50%	7.11%	13.59%	10.02%	6.09%	6.36%

Return on average tangible common stockholders’ equity	6.22%	6.30%	6.77%	12.81%	9.89%	6.09%	6.36%
Acquisition costs	6.94%	0.43%	0.61%	1.17%	0.21%	-	-
Income tax effect of adjustment above	(1.52)%	(0.09)%	(0.11)%	(0.28)%	(0.08)%	-	-
Adjusted return on average tangible common stockholders' equity	11.64%	6.64%	7.27%	13.70%	10.02%	6.09%	6.36%

	As of or For the Nine Months Ended June 30,		As of or For the Years Ended September 30,
Non-GAAP Reconciliation Table	2021	2020	2020	2019	2018	2017	2016

	(dollars in thousands, except share data)
Operating efficiency ratio (non-GAAP)	81.76%	73.62%	73.79%	58.43%	56.75%	66.44%	60.26%
Non-interest expense	$22,047	$15,450	$21,022	$15,887	$11,880	$9,584	$6,464
Adjustments:
Acquisition costs	4,233	236	450	737	97	-	-
Adjusted non-interest expense (non-GAAP)	$17,814	$15,214	$20,572	$15,150	$11,783	$9,584	$6,464
Net interest income - as reported	25,577	19,756	27,122	22,421	18,221	12,882	9,883
Non-interest income - as reported	1,628	1,229	1,364	4,770	2,733	1,543	846
Less: Gain on sale of securities for sale	240	-	-	-	20	-	-
Adjusted total revenues for adjusted efficiency ratio (non-GAAP)	$26,965	$20,985	$28,486	$27,191	$20,934	$14,425	$10,729
Adjusted operating efficiency ratio (non-GAAP)	66.06%	72.50%	72.22%	55.72%	56.29%	66.44%	60.26%

Non-interest expense to average total assets	3.07%	2.39%	2.47%	2.28%	2.09%	2.26%	2.20%
Acquisition costs	0.59%	0.04%	0.06%	0.11%	0.01%	-	-
Adjusted non-interest expense on average total assets (non-GAAP)	2.48%	2.35%	2.41%	2.17%	2.08%	2.26%	2.20%

SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA OF THE COMBINED COMPANY

The following sets forth summary unaudited pro forma financial data, which combines our historical financial information with Savoy for the twelve months ended September 30, 2020 and the nine months ended June 30, 2021 after giving effect to closing the Savoy Merger on May 26, 2021. The summary unaudited pro forma financial data are provided for illustrative purposes only and do not purport to represent what the actual results of operations if combined with Savoy (the “Combined Company”) would have been had the Savoy merger occurred on the dates assumed, nor are they indicative of future results of operations or financial position of the Combined Company.

Pro Forma Income Statement - Twelve Months Ended September 30, 2020 Consolidated

					Pro Forma
	Hanover for the	Savoy for the			Combined for the
	Twelve Months Ended	Twelve Months Ended			Twelve Months Ended
	September 30, 2020	September 30, 2020	Adjustments		September 30, 2020

	(Dollars in thousands, except per share amounts)
Interest income:
Loans	$38,641	$23,757	$2,252	(a)	$64,650
Taxable securities	523	46			569
Federal funds sold	107	387			494
Other	862	-			862
Total interest income	40,133	24,190	2,252		66,575
Interest expense:
Deposits	10,625	5,967	(1,358	)(b)	15,234
Borrowings	2,386	580	(180	)(c)	2,786
Total interest expense	13,011	6,547	(1,538)		18,020
Net interest income before provision	27,122	17,643	3,790		48,555
Provision for loan losses	1,250	3,050			4,300
Net interest income after provision for loan losses	25,872	14,593	3,790		44,255
Non-interest income:
Loan fees and service charges	301	942			1,243
Mortgage servicing income	84	678			762
Service charges on deposit accounts	62	124			186
Gain on sale of SBA loans	-	2,267			2,267
Gain on sale OREO	-	112			112
Gain on sale of loans held-for-sale	917	-			917
Other income	-	298			298
Total non-interest income	1,364	4,421	-		5,785
Non-interest expense:
Salaries and employee benefits	11,182	7,575			18,757
Occupancy and equipment	4,462	972			5,434
Data processing	911	538			1,449
Advertising and promotion	296	247			543
Professional fees	2,070	1,103			3,173
Acquisition costs	450	185			635
Other	1,651	1,740	80	(d)	3,471
Total non-interest expense	21,022	12,360	80		33,462
Income before income tax expense	6,214	6,654	3,710		16,578
Income tax expense	1,240	1,752	816	(e)	3,808
Net Income	$4,974	$4,902	$2,894		$12,770
Per share information:
Average basic shares outstanding	4,162,280	9,622,351	(8,264,784	)(f)	5,519,847
Average fully diluted shares outstanding	4,226,967	9,923,426	(8,565,859	)(f)	5,584,534
Basic earnings per share	$1.20	$0.51			$2.31
Diluted earnings per share	$1.18	$0.49			$2.29

(a)	Adjustment to loan interest income to recognize estimated amortization of ($0.1 million) and accretion of $2.4 million from loan interest rate and credit marks attributable to recording the Savoy Bank loans at fair value as of the transaction date. The amortization and accretion is expected to be recognized over an estimated 2.4 year average life.
(b)	Adjustment to deposit interest expense to recognize amortization of ($1.4 million) from time deposit marks attributable to recording the Savoy Bank deposits at fair value as of the transaction date. The amortization is expected to be recognized over an estimated 11 month average life.
(c)	Adjustment to borrowings interest expense to recognize amortization of ($0.2 million) from borrowings marks attributable to recording the Savoy Bank deposits at fair value as of the transaction date. The amortization is expected to be recognized over an estimated 10 month average life.
(d)	Adjustment to other non-interest expense of $0.1 million to reflect the amortization of acquired identifiable intangible assets based on an amortization period of 3.6 years using the sum-of-the-years-digits method of amortization.
(e)	Adjustment to income tax provision to reflect the income tax effect of the pro forma adjustments (22.0% estimated tax rate used).
(f)	Adjustment to reflect the issuance of 1.36 million shares of Hanover common stock associated with the merger and the elimination of 9.6 million shares of Savoy Bank common stock outstanding at September 30, 2020.

Pro Forma Income Statement - Nine Months Ended June 30, 2021 Consolidated

	Hanover for the				Pro Forma
	Nine Months Ended	Savoy for the			Combined for the
	June 30, 2021	Period From			Nine Months Ended
	Adjusted(a)	10/1/2020 - 5/26/2021	Adjustments		June 30, 2021

	(Dollars in thousands, except per share amounts)
Interest income:
Loans	$29,930	$17,405	$1,018	(b)	$48,353
Taxable securities	523	66			589
Other	203	32			235
Total interest income	30,656	17,503	1,018		49,177
Interest expense:
Deposits	3,834	2,700	(532	)(c)	6,002
Borrowings	1,681	652	(120	)(d)	2,213
Total interest expense	5,515	3,352	(652)		8,215
Net interest income before provision	25,141	14,151	1,670		40,962
Provision for loan losses	300	600			900
Net interest income after provision for loan losses	24,841	13,551	1,670		40,062
Non-interest income:
Loan fees and service charges	448	814			1,262
Service charges on deposit accounts	66	37			103
Gain on sale of SBA loans	-	5,395			5,395
Gain on sale OREO	-	146			146
Gain on sale of loans held-for-sale	688	-			688
Gain on sale of securities available for sale	240	3			243
Other income	186	1,059			1,245
Total non-interest income	1,628	7,454	-		9,082
Non-interest expense:
Salaries and employee benefits	10,481	4,570			15,051
Occupancy and equipment	3,680	628			4,308
Data processing	934	461			1,395
Advertising and promotion	85	49			134
Professional fees	1,089	737			1,826
Acquisition costs	4,233	779			5,012
Other	1,538	1,317	53	(e)	2,908
Total non-interest expense	22,040	8,541	53		30,634
Income before income tax expense	4,429	12,464	1,617		18,510
Income tax expense	968	3,754	356	(f)	5,078
Net Income	$3,461	$8,710	$1,261		$13,432
Per share information:
Average basic shares outstanding	4,368,809	9,627,122	(8,436,097	)(g)	5,559,834
Average fully diluted shares outstanding	4,452,938	9,937,450	(8,746,425	)(g)	5,643,963
Basic earnings per share	$0.79	$0.90			$2.42
Diluted earnings per share	$0.78	$0.88			$2.38

(a)	Hanover results for the nine months ended June 30, 2021 are adjusted to exclude the purchase accounting impact of the acquisition of Savoy Bank from acquisition closing date at 5/26/2021 to 6/30/2021.
(b)	Adjustment to loan interest income to recognize estimated amortization of ($0.1 million) and accretion of $1.1 million from loan interest rate and credit marks attributable to recording the Savoy Bank loans at fair value as of the transaction date. The amortization and accretion is expected to be recognized over an estimated 2.4 year average life.
(c)	Adjustment to deposit interest expense to recognize amortization of ($0.5 million) from time deposit marks attributable to recording the Savoy Bank deposits at fair value as of the transaction date. The amortization is expected to be recognized over an estimated 11 month average life.
(d)	Adjustment to borrowings interest expense to recognize amortization of ($0.1 million) from borrowings marks attributable to recording the Savoy Bank deposits at fair value as of the transaction date. The amortization is expected to be recognized over an estimated 10 month average life.
(e)	Adjustment to other non-interest expense of $0.1 million to reflect the amortization of acquired identifiable intangible assets based on an amortization period of 3.6 years using the sum-of-the-years-digits method of amortization.
(f)	Adjustment to income tax provision to reflect the income tax effect of the pro forma adjustments (22.0% estimated tax rate used)
(g)	Adjustment to reflect the issuance of 1.36 million shares of Hanover common stock associated with the merger and the elimination of 9.6 million shares of Savoy Bank common stock outstanding at September 30, 2020.

RISK FACTORS

Investing in our common stock involves a significant degree of risk. You should carefully consider the following risk factors which we have identified as being material to us, in addition to the other information contained in this prospectus, including our consolidated financial statements and related notes, before deciding to invest in our common stock. Any of the following risks, as well as risks that we do not know or that we currently deem immaterial, could have a material adverse effect on our business, financial condition, results of operations and future prospects. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

Economic, Market and Investment Risks

The ongoing global COVID-19 outbreak could harm our business and results of operations, and such effects will depend on future developments, which are highly uncertain and are difficult to predict.

The COVID-19 pandemic continues to negatively impact economic and commercial activity and financial markets, both globally and within the United States. In our market area, stay-at-home orders, travel restrictions and closure of non-essential businesses —  and similar orders imposed across the United States to restrict the spread of COVID-19  —  resulted in significant business and operational disruptions, including business closures, supply chain disruptions, and mass layoffs and furloughs. Although local jurisdictions have subsequently lifted stay-at-home orders and moved to phased opening of businesses, worker shortages, vaccine and testing requirements and other health and safety recommendations have impacted the ability of businesses to return to pre-pandemic levels of activity and employment.

The COVID-19 pandemic has had a specific impact on our business, including: (1) causing some of our borrowers to be unable to meet existing payment obligations, particularly borrowers disproportionately affected by business shutdowns and travel restrictions; (2) legal and regulatory requirements that require us to provide payment deferrals to certain customers adversely affected by the pandemic and which limit our ability to foreclose on certain property securing certain of our loans; (3) requiring us to increase our allowance for loan losses; and (4) affecting consumer and business spending, borrowing and savings habits. The ultimate risk posed by the COVID-19 pandemic remains highly uncertain; however, COVID-19 poses a material risk to our business, financial condition and results of operations. Other factors likely to have an adverse effect on our results of operations include:

●	risks to the capital markets due to the volatility in financial markets that may impact the performance of our investment securities portfolio;
●	effects on key employees, including operational management personnel and those charged with preparing, monitoring and evaluating our financial reporting and internal controls;
●	declines in demand for loans and other banking services and products, as well as increases in our non-performing loans, owing to the effects of COVID-19 in the markets served by the Bank and on the business of borrowers of the Bank;
●	declines in demand resulting from adverse impacts of the virus on businesses deemed to be “non-essential” by governments in the markets served by the Bank;
●	reduced fees as we waive certain fees for our customers impacted by the COVID-19 pandemic; and
●	higher operating costs, increased cybersecurity risks and potential loss of productivity while we work remotely.

Lastly, our commercial real estate and multi-family loans are dependent on the profitable operation and management of the properties securing such loans. The longer the pandemic persists, the stronger the likelihood that COVID-19 could have a significant adverse impact by reducing the revenue and cash flows of our borrowers, impacting the borrowers’ ability to repay their loans, increasing the risk of delinquencies and defaults, and reducing the collateral value underlying the loans.

The extent to which the COVID-19 pandemic will ultimately affect our financial condition and results of operations is unknown and will depend, among other things, on the duration of the pandemic, the actions undertaken by national, state and local governments and health officials to contain the virus or mitigate its effects, the safety and effectiveness of the vaccines that have been developed and the ability of pharmaceutical companies and governments to continue to manufacture and distribute those vaccines, changes to interest rates, and how quickly and to what extent economic conditions improve and normal business and operating conditions resume. Any one or a combination of these factors could negatively impact our business, financial condition and results of operations and prospects.

Customary means to collect non-performing assets may be prohibited or impractical during the COVID-19 pandemic, and there is a risk that collateral securing a non-performing asset may deteriorate if we choose not to, or are unable to, foreclose on collateral in a timely manner.

Federal and state banking agencies and government entities, including New York State, have adopted regulations or put in place executive orders that restrict or limit our ability to take certain actions with respect to delinquent borrowers that we would otherwise have taken in the ordinary course of business, such as customary collection and foreclosure activities. Specifically, New York State has placed a “moratorium” on evictions and foreclosures and the moratorium has recently been extended through January 15, 2022 for people experiencing a hardship related to COVID-19. If the moratorium is extended further, or if the backlog of foreclosure cases are not processed efficiently, there is an increased risk that the collateral value may deteriorate if we choose not to, or are unable to, foreclose on the collateral on a timely basis.

A substantial portion of our business is in the New York metro area, therefore, our business is particularly vulnerable to an economic downturn in our primary market area.

We primarily serve businesses, municipalities and individuals located in the New York metro area. As a result, we are exposed to risks associated with lack of geographic diversification. The occurrence of an economic downturn in the New York metro area, or adverse changes in laws or regulations in New York due to the adverse effects of the COVID-19 pandemic or otherwise, could impact the credit quality of our assets, the businesses of our customers and the ability to expand our business. Our success significantly depends upon the growth in population, income levels, deposits and housing in our market area. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may be negatively affected.

In addition, the market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in market and economic conditions. As of June 30, 2021, 85.0% of our real estate loan portfolio was secured by real estate located in the five boroughs of New York City and Nassau County, New York. Adverse developments affecting commerce or real estate values in the local economies in our primary market areas could increase the credit risk associated with our loan portfolio and have an adverse impact on our revenues and financial condition. In particular, we may experience increased loan delinquencies, which could result in a higher provision for loan losses and increased charge-offs. Any sustained period of increased non-payment, delinquencies, foreclosures or losses caused by adverse market or economic conditions in our market area could adversely affect the value of our assets, revenues, financial condition and results of operations.

We also obtain a significant volume of deposits from municipal customers, primarily in Nassau and Suffolk Counties in New York. As of June 30, 2021, 21.4% of our deposits are from municipal customers, although no single municipal customer represents a concentration risk. A prolonged economic downturn which adversely effects tax revenues or other governmental funding sources could have an adverse impact on our ability to gather cost efficient deposits, and fund our loans and other investments, thereby adversely affecting our results of operations.

We have a significant number of loans secured by real estate, and a downturn in the local real estate market could negatively impact our profitability.

At June 30, 2021, approximately $1.0 billion, or 78.2%, of our total loan portfolio was secured by real estate, almost all of which is located in our primary lending market. Future declines in the real estate values in the New York metro area and Nassau County and surrounding markets could significantly impair the value of the particular collateral securing our loans and our ability to sell the collateral upon foreclosure for an amount necessary to satisfy the borrower’s obligations to us. This could require increasing our allowance for loan losses to address the decrease in the value of the real estate securing our loans, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property, other real estate owned and repossessed personal property may not accurately describe the net value of the asset.

In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made and, as real estate values may change significantly in value in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately describe the net value of the real property collateral after the loan is made. As a result, we may not be able to realize the full amount of any remaining indebtedness when we foreclose on and sell the relevant property. In addition, we rely on appraisals and other valuation techniques to establish the value of our other real estate owned, or OREO, and personal property that we acquire through foreclosure proceedings and to determine certain loan impairments. If any of these valuations are inaccurate, our consolidated financial statements may not reflect the correct value of our OREO, and our allowance for loan losses may not reflect accurate loan impairments. This could have an adverse effect on our business, financial condition or results of operations.

We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with the ownership of the real property, or consumer protection initiatives or changes in state or federal law may substantially raise the cost of foreclosure or prevent us from foreclosing at all.

Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we would be exposed to the risks inherent in the ownership of real estate. Although we held no OREO properties at June 30, 2021, it is possible that in future periods we may take title to OREO properties in the event of defaults on outstanding loans. The amount that we, as a mortgagee, may realize after a default depends on factors outside of our control, including, but not limited to, general or local economic conditions, environmental cleanup liabilities, assessments, interest rates, real estate tax rates, operating expenses of the mortgaged properties, our ability to obtain and maintain adequate occupancy of the properties, zoning laws, governmental and regulatory rules, and natural disasters. Our inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or writedowns in the value of OREO, could have an adverse effect on our business, financial condition and results of operations.

Additionally, consumer protection initiatives or changes in state or federal law may substantially increase the time and expense associated with the foreclosure process or prevent us from foreclosing at all. A number of states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default. Additionally, federal regulators have prosecuted a number of mortgage servicing companies for alleged consumer law violations. If new state or federal laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers, such could have an adverse effect on our business, financial condition and results of operation.

Other aspects of our business may be adversely affected by unfavorable economic, market, and political conditions.

An economic recession or a downturn in various markets could have one or more of the following adverse effects on our business:

●	a decrease in the demand for our loans and leases and other products we offer;
●	a decrease in our deposit balances due to overall reductions in the number or value of client accounts;
●	a decrease in the value of collateral securing our loans;
●	an increase in the level of nonperforming and classified loans;
●	an increase in provisions for credit losses and loan charge-offs;
●	a decrease in net interest income derived from our lending and deposit gathering activities;
●	a decrease in our stock price;
●	a decrease in our ability to access the capital markets; and
●	an increase in our operating expenses associated with attending to the effects of certain circumstances listed above.

Various market conditions also affect our operating results. Real estate market conditions directly affect performance of our loans secured by real estate. Debt markets affect the availability of credit, which impacts the rates and terms at which we offer loans. Stock market downturns often reflect broader economic deterioration and/or a downward trend in business earnings which may adversely affect businesses’ ability to raise capital and/or service their debts. Political and electoral changes, developments, conflicts and conditions (such as fiscal policy changes proposed) have in the past introduced, and may in the future introduce, additional uncertainty that could also affect our operating results negatively.

Lending Activities Risks

Small Business Administration lending is an increasingly important part of our business. Our SBA lending program is dependent upon the U.S. federal government, and we face specific risks associated with originating SBA loans.

Our SBA lending program is dependent upon the U.S. federal government. The SBA periodically reviews the lending operations of participating lenders to assess, among other things, whether the lender exhibits prudent risk management. When weaknesses are identified, the SBA may request corrective actions or impose enforcement actions. Any changes to the SBA program, including but not limited to changes to the level of guarantee provided by the federal government on SBA loans, changes to program specific rules impacting volume eligibility under the guaranty program, as well as changes to the program amounts authorized by Congress or funding for the SBA program may also have a material adverse effect on our business. In addition, any default by the U.S. government on its obligations or any prolonged government shutdown could, among other things, impede our ability to originate SBA loans or sell such loans in the secondary market, which could materially and adversely affect our business, results of operations and financial condition.

The SBA’s 7(a) Loan Program is the SBA’s primary program for helping start-up and existing small businesses, with financing guaranteed for a variety of general business purposes. Typically, we sell the guaranteed portion of our SBA 7(a) loans in the secondary market. These sales result in premium income for us at the time of sale and create a stream of future servicing income, as we retain the servicing rights to these loans. For the reasons described above, we may not be able to continue originating these loans or selling them in the secondary market. Furthermore, even if we are able to continue to originate and sell SBA 7(a) loans in the secondary market, we might not continue to realize premiums upon the sale of the guaranteed portion of these loans or the premiums may decline due to economic and competitive factors. When we originate SBA loans, we incur credit risk on the non-guaranteed portion of the loans, and if a customer defaults on a loan, we share any loss and recovery related to the loan pro-rata with the SBA. If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced by us, the SBA may seek recovery of the principal loss related to the deficiency from us. Generally, we do not maintain reserves or loss allowances for such potential claims and any such claims could materially and adversely affect our business, financial condition or results of operations.

The laws, regulations and standard operating procedures that are applicable to SBA loan products may change in the future. We cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies and especially our organization, changes in the laws, regulations and procedures applicable to SBA loans could adversely affect our ability to operate profitably.

We are not an SBA Preferred Lender, and this may adversely affect our ability to compete for and originate SBA loans.

Although Savoy was an SBA Preferred Lender, we are not currently an SBA Preferred Lender. SBA Preferred Lenders are able to bind the SBA to guarantee a loan without submitting the loan to the SBA for approval, thereby allowing us to approve and originate new loans faster and more efficiently. Although we intend to apply to become an SBA Preferred Lender, we can provide you no assurance that we will be approved as an SBA Preferred Lender. If we are not approved as an SBA Preferred Lender, we may lose some or all of our customers to lenders who are SBA Preferred Lenders, and may have greater difficulty attracting new customers seeking SBA loans, and as a result we could experience a material adverse effect to our financial results.

The non-guaranteed portion of SBA loans that we retain on our balance sheet as well as the guaranteed portion of SBA loans that we sell could expose us to various credit and default risks.

We have historically originated, primarily through Savoy, a significant number of SBA loans, and sell a significant portion of the guaranteed portions on the secondary market. We generally retain the non-guaranteed portions of the SBA loans that we originate. Consequently, as of June 30, 2021, we held $74.2 million of SBA and other government guaranteed loans on our balance sheet, $63.9 million of which consisted of the non-guaranteed portion of SBA loans and $10.3 million consisted of the guaranteed portion of SBA loans. The non-guaranteed portion of SBA loans have a higher degree of credit risk and risk of loss as compared to the guaranteed portion of such loans. We generally retain the non-guaranteed portions of the SBA loans that we originate and sell, and to the extent the borrowers of such loans experience financial difficulties, our financial condition and results of operations would be adversely impacted when we sell the guaranteed portion of SBA loans in the ordinary course of business, we are required to make certain representations and warranties to the purchaser about the SBA loans and the manner in which they were originated. Under these agreements, we may be required to repurchase the guaranteed portion of the SBA loan if we have breached any of these representations or warranties, in which case we may record a loss. In addition, if repurchase and indemnity demands increase on loans that we sell from our portfolio, our liquidity, results of operations and financial condition could be adversely affected.

The recognition of gains on the sale of loans and servicing asset valuations reflect certain assumptions.

We expect that gains on the sale of U.S. government guaranteed loans will comprise a meaningful component of our revenue. The gains on such sales recognized for the nine months ended June 30, 2021 and for the fiscal year ended September 30, 2020 (by Savoy) was $5.4 million and $2.3 million respectively. The determination of these gains is based on assumptions regarding the value of unguaranteed loans retained, servicing rights retained and deferred fees and costs, and net premiums paid by purchasers of the guaranteed portions of U.S. government guaranteed loans. The value of the retained unguaranteed portion of the loans and servicing rights are determined based on market derived factors such as prepayment rates, current market conditions and recent loan sales. Deferred fees and costs are determined using internal analysis of the cost to originate loans. Significant errors in assumptions used to compute gains on sale of loans or servicing asset valuations could result in material revenue misstatements, which may have a material adverse effect on our business, results of operations and profitability. In addition, while we believe these valuations reflect fair value and such valuations are subject to validation by an independent third party, if such valuations are not reflective of fair market value then our business, results of operations and financial condition may be materially and adversely affected.

Imposition of limits by bank regulators on commercial real estate lending activities could curtail our growth and adversely affect our earnings.

In 2006, the Office of the Comptroller of the Currency, or the OCC, the Federal Deposit Insurance Corporation, or the FDIC, and the FRB, or collectively, the Agencies, issued joint guidance entitled “Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices,” or the CRE Guidance. Although the CRE Guidance did not establish specific lending limits, it provides that a bank’s commercial real estate lending exposure could receive increased supervisory scrutiny where total non-owner-occupied commercial real estate loans, including loans secured by apartment buildings, investor commercial real estate, and construction and land loans, represent 300% or more of an institution’s total risk-based capital, and the outstanding balance of the commercial real estate loan portfolio has increased by 50% or more during the preceding 36 months. Commercial real estate loans represent 331% of our risk-based capital at June 30, 2021 and the outstanding balance of our commercial real estate loan portfolio has increased over 200% during the 36 months preceding June 30, 2021.

In December 2015, the Agencies released a new statement on prudent risk management for commercial real estate lending, or the 2015 Statement. In the 2015 Statement, the Agencies, among other things, indicated the intent to continue “to pay special attention” to commercial real estate lending activities and concentrations going forward. If the FDIC, our primary federal regulator, were to impose restrictions on the amount of such loans we can hold in our portfolio or require us to implement additional compliance measures, for reasons noted above or otherwise, our results of operations could be adversely affected as would our earnings per share.

The residential mortgage loans that we originate consist primarily of non-conforming residential mortgage loans which may be considered less liquid and more risky.

The residential mortgage loans that we originate consist primarily of non-conforming residential mortgage loans, which are typically considered to have a higher degree of risk and are less liquid than conforming residential mortgage loans. We attempt to address this enhanced risk through our underwriting process, by requiring three months principal, interest, taxes and insurance reserves These loans also present pricing risk as rates change, and our sale premiums cannot be guaranteed. Further, the criteria for our loans to be purchased by other financial institutions may change from time to time, which could result in a lower volume of corresponding loan originations. In addition, when we sell the non-conforming residential mortgage loans, we are required to make certain representations and warranties to the purchaser regarding such loans. Under those agreements, we may be required to repurchase the non-conforming residential mortgage loans if we have breached any of these representations or warranties, in which case we may record a loss. Additionally, if repurchase and indemnity demands increase on loans that we sell from our portfolio, our liquidity, results of operations and financial condition could be adversely affected.

Interest rate shifts may reduce net interest income and otherwise negatively impact our financial condition and results of operations.

The majority of our banking assets are monetary in nature and subject to risk from changes in interest rates. Like most banks, our earnings and cash flows depend to a great extent upon the level of our net interest income, or the difference between the interest income we earn on loans, investments and other interest-earning assets, and the interest we pay on interest-bearing liabilities, such as deposits and borrowings. Changes in interest rates can increase or decrease our net interest income, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes.

When interest-bearing liabilities mature or reprice more quickly, or to a greater degree than interest-earning assets in a period, an increase in interest rates could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly, or to a greater degree than interest-bearing liabilities, falling interest rates could reduce net interest income. An increase in interest rates may, among other things, reduce the demand for loans and our ability to originate loans and decrease loan repayment rates. Conversely, a decrease in the general level of interest rates may affect us through, among other things, increased prepayments on our loan portfolio and increased competition for deposits. Accordingly, changes in the level of market interest rates affect our net yield on interest-earning assets, loan origination volume and our overall results of operations. Although our asset-liability management strategy is designed to control and mitigate exposure to the risks related to changes in market interest rates, those rates are affected by many factors outside of our control, including governmental monetary policies, inflation, deflation, recession, changes in unemployment, the money supply, international disorder and instability in domestic and foreign financial markets.

A continuation of the historically low interest rate environment and the possibility that we may access higher-cost funds to support our loan growth and operations may adversely affect our net interest income and profitability.

In recent years the FRB’s policy has been to maintain interest rates at historically low levels through its targeted federal funds rate and the purchase of mortgage-backed securities. Our ability to reduce our interest expense may be limited at current interest rate levels while the average yield on our interest-earning assets may continue to decrease, and our interest expense may increase if we need to access higher cost non-core funding sources or increase deposit rates to fund our operations. A continuation of a low interest rate environment or an increase in our cost of funds may adversely affect our net interest margin and net interest income, which would have an adverse effect on our profitability.

Credit Risks

We may not be able to measure and limit our credit risk adequately, which could lead to unexpected losses.

The primary component of our business involves making loans to our clients. The business of lending is inherently risky, including risks that the principal or interest on any loan will not be repaid in a timely manner or at all or that the value of any collateral supporting the loan will be insufficient to cover losses in the event of a default. These risks may be affected by the strength of the borrower’s business and industry, and local, regional and national market and economic conditions. Many of our loans are made to small- to medium-sized businesses that may be less able to withstand competitive, economic and financial pressures than larger borrowers. Our risk management practices, such as managing the concentration of our loans within specific industries, loan types and geographic areas, and our credit approval practices may not adequately reduce credit risk. Further, our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting clients and the quality of the loan portfolio. A failure to effectively measure and manage the credit risk associated with our loan portfolio could lead to unexpected losses and have an adverse effect on our business, financial condition and results of operations.

Our emphasis on one- to four- family residential mortgage loans involves risks that could adversely affect our financial condition and results of operations.

Our loan portfolio includes a significant concentration of one- to four- family residential mortgage loans. As of June 30, 2021, we had $453.1 million in one- to four- family residential mortgage loans, representing 43% of our total loan portfolio (excluding PPP Loans). Approximately 97% of these loans are secured by properties in the five boroughs of New York City and Nassau County, New York and 58% of these loans are rental properties and are not owner-occupied. These loans expose us to significant credit risks that may be different from those related to loans secured by owner-occupied properties or commercial loans. Adverse developments affecting commerce or real estate values in the local economies in our primary market areas could increase the credit risk associated with our loan portfolio and have an adverse impact on our revenues and financial condition. In addition, economic downturns in New York City could affect levels of employment in the New York metro area, which may affect the demand for rental housing. Any increase in rental vacancies, or reductions in rental rates, could adversely impact our borrowers and their ability to repay their loans. Any sustained period of increased non-payment, delinquencies, foreclosures or losses caused by adverse market or economic conditions in our market area could adversely affect the value of our assets, revenues, financial condition and results of operations.

Our niche lending products may expose us to greater risk than traditional lending products.

A significant portion of our lending activity is related to certain niche lending products, such as loans secured by investor-owned, non-owner occupied one- to four- family properties and loans without third-party income verifications, which are considered non-qualified mortgage loans and which may expose us to greater risk of credit loss than that associated with more traditional lending products. Non-qualified mortgage loans are considered to have a higher degree of risk and are less liquid than qualified mortgage loans. For the nine months ended June 30, 2021 and the year ended September 30, 2020, we originated $74.5 million and $96.0 million in non-qualified mortgage loans, respectively. During the nine months ended June 30, 2021 and the year ended September 30, 2020, we sold into the secondary market $31.4 million and $39.0 million, respectively, of our non-qualified mortgages. We also have a concentration in the secondary market for our non-qualified mortgage loans, as a substantial portion of our non-qualified mortgage loans have been sold to one purchaser. If we lose this purchaser, or any other purchaser of our loans, our resale market may decline and we may not be able to sell our non-conforming residential mortgage loans at our current volume, which will significantly decrease our non-interest income as well as limit the number of non-conforming residential mortgage loans we can originate without excess interest rate risk Although we have developed underwriting standards and procedures designed to reduce the risk of loss, we can provide no assurance that these standards and procedures will be effective in reducing losses. Should we incur credit losses, it could adversely affect our results of operations.

The small- to medium-sized businesses that we lend to may have fewer resources to weather adverse business developments, which may impair our borrowers’ ability to repay loans.

We target our business development and marketing strategy primarily to serve the banking and financial services needs of small- to medium-sized businesses and real estate owners. These small- to medium-sized businesses frequently have smaller market share than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience significant volatility in operating results. Any one or more of these factors may impair the borrower’s ability to repay a loan. In addition, the success of a small- to medium-sized business often depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business and its ability to repay a loan. Economic downturns and other events that negatively impact our market areas could cause us to incur substantial credit losses that could negatively affect our financial condition and results of operations.

Our allowance for loan losses may not be adequate to cover actual losses.

We maintain an allowance for loan losses that represents management’s judgment of probable losses and risks inherent in our loan portfolio. As of June 30, 2021, our allowance for loan losses totaled $7.9 million, which represents approximately 0.75% of our total loans held for investment, excluding PPP loans. The level of the allowance reflects management’s continuing evaluation of general economic conditions, diversification and seasoning of the loan portfolio, historic loss experience, identified credit problems, delinquency levels, adequacy of collateral and historical peer charge-off data. The determination of the appropriate level of our allowance for loan losses is inherently highly subjective and requires management to make significant estimates of and assumptions regarding current credit risks and future trends, all of which may undergo material changes.

Effective October 1, 2023, we will be required to adopt the Financial Accounting Standards Board, or FASB, Accounting Standards Update 2016-13, “Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” commonly referred to as the “Current Expected Credit Losses” standard, or “CECL.” CECL changes the allowance for loan losses methodology from an incurred loss concept to an expected loss concept, which is more dependent on future economic forecasts, assumptions and models than previous accounting standards and could result in increases in, and add volatility to, our allowance for loan losses and future provisions for loan losses. These forecasts, assumptions, and models are inherently uncertain and are based upon management’s reasonable judgment in light of information currently available. Our allowance for loan losses may not be adequate to absorb actual credit losses, and future provisions for credit losses could materially and adversely affect our operating results.

Our federal and state regulators, as an integral part of their examination process, review our methodology for calculating, and the adequacy of, our allowance for loan losses and may direct us to make additions to the allowance based on their judgments about information available to them at the time of their examination. Further, if actual charge-offs in future periods exceed the amounts allocated to our allowance for loan losses, we may need additional provisions for loan losses to restore the adequacy of our allowance for loan losses. While we believe our allowance for loan losses is appropriate for the risk identified in our loan portfolio, we cannot provide assurance that we will not further increase the allowance for loan losses, that it will be sufficient to address losses, or that regulators will not require us to increase this allowance. We also cannot be certain that actual results will be consistent with forecasts and assumptions used in our modeling. Any of these occurrences could materially and adversely affect our financial condition and results of operations.

If our non-performing assets increase, our earnings will be adversely affected.

At June 30, 2021, our non-performing assets, which consist of non-accrual loans, loans 90 days or more past due and still accruing and other real estate owned, were $8.1 million, or 0.53% of total assets. Our non-performing assets adversely affect our net income in various ways:

●	we record interest income only on the cash basis or cost-recovery method for non-accrual loans and we do not record interest income for other real estate owned;
●	we must provide for probable loan losses through a current period charge to the provision for loan losses;
●	noninterest expense increases when we write down the value of properties in our OREO portfolio to reflect changing market values;
●	there are legal fees associated with the resolution of problem assets, as well as carrying costs, such as taxes, insurance, and maintenance fees; and
●	the resolution of non-performing assets requires the active involvement of management, which can distract them from more profitable activity.

If additional borrowers become delinquent and do not pay their loans and we are unable to successfully manage our non-performing assets, our losses and troubled assets could increase, which could have a material adverse effect on our financial condition and results of operations.

As a participating lender in the SBA’s Paycheck Protection Program, or PPP, we are subject to added risks, including credit, fraud, compliance and litigation risks.

With the adoption of the PPP program, we began processing loan applications under the PPP as an eligible lender with the benefit of a government guarantee of loans to small business clients, many of whom may face difficulties even after being granted such a loan. PPP loans have contributed to our loan growth during 2020 and the first quarter of 2021, and more materially to the loan growth of Savoy prior to our acquisition of Savoy.

As a participant in the PPP, we face increased risks, particularly in terms of credit, fraud, compliance and litigation risks. The PPP opened to borrower applications shortly after the enactment of its authorizing legislation, and, as a result, there is some ambiguity in the laws, rules and guidance regarding the program’s operation. Subsequent rounds of legislation and associated agency guidance have not clarified such ambiguities, and in certain instances have potentially created additional inconsistencies. Accordingly, we are exposed to risks relating to compliance with PPP requirements, including the risk of becoming the subject of governmental investigations, enforcement actions, private litigation and negative publicity.

We have additional credit risk with respect to PPP loans if a determination is made by the SBA that there is a deficiency in the manner in which the loan was originated, funded or serviced, such as an issue with the eligibility of a borrower to receive a PPP loan, which may or may not be related to the ambiguity in the laws, rules and guidance regarding the operation of the PPP. In the event of a loss resulting from a default on a PPP loan and a determination by the SBA that there was a deficiency in the manner in which the PPP loan was originated, funded, or serviced by us, the SBA may deny its liability under the guaranty, reduce the amount of the guarantee or, if it has already paid under the guarantee, seek recovery of any loss related to the deficiency from the Bank.

Also, PPP loans are fixed, low interest rate loans that are guaranteed by the SBA and subject to numerous other regulatory requirements, and a borrower may apply to have all or a portion of the loan forgiven. If PPP borrowers fail to qualify for loan forgiveness, we face a heightened risk of holding these loans at unfavorable interest rates for an extended period of time.

Furthermore, since the launch of the PPP, several larger banks have been subject to litigation regarding the process and procedures that such banks used in processing applications for the PPP, and we may be exposed to the risk of litigation, from both customers and non-customers that approached us regarding PPP loans, relating to these or other matters. Also, many financial institutions throughout the country have been named in putative class actions regarding the alleged non-payment of fees that may be due to certain agents who facilitated PPP loan applications. The costs and effects of litigation related to PPP participation could have an adverse effect on our business, financial condition and results of operations.

We are dependent on the use of data and modeling in our management’s decision-making, and faulty data or modeling approaches could negatively impact our decision-making ability or possibly subject us to regulatory scrutiny in the future.

The use of statistical and quantitative models and other quantitative and qualitative analyses is necessary for bank decision-making, and the employment of such analyses is becoming increasingly widespread in our operations.

Liquidity stress testing, interest rate sensitivity analysis, the identification of possible violations of anti-money laundering regulations and the estimation of credit losses are all examples of areas in which we are dependent on models and the data that underlies them. The use of statistical and quantitative models is also becoming more prevalent in regulatory compliance. While we are not currently subject to annual Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, stress testing and the Comprehensive Capital Analysis and Review submissions, we anticipate that model-derived testing may become more extensively implemented by regulators in the future.

We anticipate data-based modeling will penetrate further into bank decision-making, particularly risk management efforts, as the capacities developed to meet rigorous stress testing requirements are able to be employed more widely and in differing applications. While we believe these quantitative techniques and approaches improve our decision-making, they also create the possibility that faulty data or flawed quantitative approaches could negatively impact our decision-making ability or, if we become subject to regulatory stress-testing in the future, cause increased adverse regulatory scrutiny. Secondarily, because of the complexity inherent in these approaches, misunderstanding or misuse of their outputs could similarly result in suboptimal decision-making.

Liquidity Risks

If we do not manage our liquidity effectively, our business could suffer.

Liquidity is essential for the operation of our business. Market conditions, unforeseen outflows of funds or other events could have a negative effect on our level or cost of funding, affecting our ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, and fund new business transactions at a reasonable cost and in a timely manner. If our access to stable and low-cost sources of funding, such as client deposits, is reduced, we may need to use alternative funding, which could be more expensive or of limited availability. Further evolution in the regulatory requirements relating to liquidity and risk management also may impact us negatively. For more information on these regulations and other regulatory changes, see the section entitled “Supervision and Regulation.” Any substantial, unexpected or prolonged changes in the level or cost of liquidity could affect our business adversely.

Our growth strategy may require us to raise additional capital in the future to fund such growth, and the unavailability of additional capital on terms acceptable to us could adversely affect us or our growth.

After giving effect to this offering, we believe that we will have sufficient capital to meet our capital needs for our immediate growth plans. However, we will continue to need capital to support our longer-term growth plans. Our ability to access the capital markets, if needed, will depend on a number of factors, including the state of the financial markets. If capital is not available on favorable terms when we need it, we will have to either issue common stock or other securities on less than desirable terms or curtail our growth until market conditions become more favorable. Any diminished ability to raise additional capital, if needed, could subject us to liability, restrict our ability to grow, require us to take actions that would affect our earnings negatively or otherwise affect our business and our ability to implement our business plan, capital plan and strategic goals adversely. Such events could have a material adverse effect on our business, financial condition and results of operations.

Strategic Risks

If we do not effectively execute our strategic plans, we will not achieve our growth objectives and our business and results of operations may be negatively affected.

Our growth depends upon successful, consistent execution of our business strategies. A failure to execute these strategies may impact growth negatively. A failure to grow, whether organically or through strategic acquisitions, may have an adverse effect on our business. The challenges arising from generating organic or strategic growth may include preserving valuable relationships with employees, clients and other business partners and delivering enhanced products and services. Execution of our business strategies also may require certain regulatory approvals or consents, which may include approvals of the FRB, the OCC, the FDIC and other domestic and non-U.S. regulatory authorities. These regulatory authorities may impose conditions on the activities or transactions contemplated by our business strategies, which may negatively impact our ability to realize fully the expected benefits of certain opportunities.

Any failure by us to manage acquisitions and other significant transactions successfully may have a material adverse effect on our results of operations, financial condition, and cash flows.

Our ability to grow revenues, earnings and cash flows at or above our historical rates depends in part upon our ability to identify, appropriately price, successfully acquire, and integrate businesses to realize anticipated synergies by integrating cultures, accounting, data processing and internal control systems. Promising acquisitions are difficult to identify and complete for a number of reasons, including high valuations, competition among prospective buyers, and the need to satisfy applicable closing conditions, including any conditions to receiving the required regulatory approvals. To the extent we enter into transactions to acquire complementary businesses and/or technologies, we may not achieve the expected benefits of such transactions, which could result in increased costs, lowered revenues, ineffective deployment of capital, regulatory concerns, exit costs or diminished competitive position or reputation. These risks may be increased if the acquired company operates in a geographic location where we do not already have significant business operations. Integration and other risks can be more pronounced for larger and more complicated transactions, transactions outside of our core business space, or if multiple transactions are pursued simultaneously. The failure to successfully integrate acquired entities and businesses or failure to produce results consistent with the financial model used in the analysis of our acquisitions, investments, joint ventures or strategic alliances may cause us to incur asset write-offs, restructuring costs or other unanticipated expenses which may have a material adverse effect on our results of operations, financial position, and cash flows. If we fail to identify and successfully complete transactions that further our strategic objectives, we may be required to expend additional resources to grow our business organically.

We have grown and may continue to grow through acquisitions.

Over the last several years, we have grown rapidly through both organic growth and acquisitions. On August 9, 2019, we consummated the acquisition of CFSB. On May 26, 2021, we consummated the acquisition of Savoy. These two acquisitions added $789.7 million in total assets, $450.2 million in deposits and $674.4 in loans, as well as four branch offices in New York City. As part of our growth strategy, we intend to pursue prudent and commercially attractive acquisitions that will position us to capitalize on market opportunities. To be successful as a larger institution, we must successfully integrate the operations and retain the customers of acquired institutions, attract and retain the management required to successfully manage larger operations, and control costs.

Future results of operations will depend in large part on our ability to successfully integrate the operations of the acquired institutions and retain the customers of those institutions. If we are unable to successfully manage the integration of the separate cultures, customer bases and operating systems of the acquired institutions, and any other institutions that may be acquired in the future, our results of operations may be adversely affected.

In addition, to successfully manage substantial growth, we may need to increase non-interest expenses through additional personnel, leasehold and data processing costs, among others. In order to successfully manage growth, we may need to adopt and effectively implement policies, procedures and controls to maintain credit quality, control costs and oversee our operations. No assurance can be given that we will be successful in this strategy.

We may be challenged to successfully manage our business as a result of the strain on management and operations that may result from growth. The ability to manage growth will depend on our ability to continue to attract, hire and retain skilled employees. Success will also depend on the ability of our officers and key employees to continue to implement and improve operational and other systems, to manage multiple, concurrent customer relationships and to hire, train and manage employees.

Finally, substantial growth may stress regulatory capital levels, and may require us to raise additional capital in the future. No assurance can be given that we will be able to raise any required capital, or that we will be able to raise capital on terms that are beneficial to shareholders.

Attractive acquisition opportunities may not be available to us in the future.

We expect that other banking and financial service companies, many of which have significantly greater resources than we do and have a deep and liquid trading market, will compete with us in acquiring other financial institutions, if we pursue such acquisitions in the future. This competition could increase prices for potential acquisitions that we believe are attractive. Also, acquisitions are subject to various regulatory approvals. If we fail to receive the appropriate regulatory approvals, we will not be able to consummate an acquisition that we believe is in our best interests. Among other things, our regulators will consider our capital, liquidity, profitability, regulatory compliance and levels of goodwill when considering acquisition and expansion proposals. Any acquisition could be dilutive to our earnings and shareholders’ equity per share.

Our acquisition of businesses could negatively impact our financial condition.

As an important part of our business strategy, we acquire businesses, some of which may be material. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional details. These acquisitions involve a number of financial, accounting, managerial, operational, legal, compliance and other risks and challenges, including the following, any of which could adversely affect our business and our financial condition:

●	any business, technology, service or product that we acquire could under-perform relative to our expectations and the price that we paid for it, or not perform in accordance with our anticipated timetable, or we could fail to make such business profitable;
●	we may incur or assume significant debt in connection with our acquisitions which could cause a deterioration of our credit rating, result in increased borrowing costs and interest expense and diminish our future access to the capital markets;
●	acquisitions could cause our results of operations to differ from our own or the investment community’s expectations in any given period, or over the long-term;
●	pre-closing and post-closing acquisition-related earnings charges could adversely impact our results of operations in any given period, and the impact may be substantially different from period to period;
●	acquisitions could create demands on our management, operational resources and financial and internal control systems that we are unable to effectively address, or for which we may incur additional costs;
●	we could experience difficulty in integrating personnel, operations, financial and other systems, and in retaining key employees and customers;
●	we may be unable to achieve cost savings or other synergies anticipated in connection with an acquisition;
●	we may assume by acquisition unknown liabilities, known contingent liabilities that become realized, known liabilities that prove greater than anticipated, internal control deficiencies or exposure to regulatory sanctions resulting from the acquired company’s activities. The realization of any of these liabilities or deficiencies may increase our expenses, adversely affect our financial condition or cause us to fail to meet our public financial reporting obligations; and
●	as a result of our acquisitions, we have recorded significant goodwill and intangible assets on our balance sheets. If we are not able to realize the value of these assets, we may be required to incur charges relating to the impairment of these assets, which could materially impact our financial statements.

Acquisition Risks

We may not fully realize the anticipated benefits of the acquisition of Savoy or realize such benefits within the timing anticipated.

On May 26, 2021, we acquired Savoy because we believe the acquisition will diversify our commercial lending and provide us with a new product line, Small Business Administration (“SBA”) lending, while being accretive to our earnings. However, we may not be able to achieve the anticipated long-term strategic benefits of the acquisition within the timing anticipated or at all. For example, the benefits from the acquisition will be partially offset by the significant costs incurred in completing the transaction. In addition, if we fail to attain Preferred Lender status with the SBA, it may negatively impact our ability to grow the SBA lending business. Any delays and challenges that may be encountered in the post-acquisition process of consolidation could have an adverse effect on our business and results of operations, and may affect the value of our common stock.

We may have operational challenges in managing Savoy’s business and staff following the acquisition.

Acquisitions inherently have risks including misjudging key elements of an acquisition or failing to integrate it in an efficient and timely manner that could disrupt operations. We may face further operational challenges in managing Savoy’s business following the acquisition, which could have an adverse effect on our business and results of our operations, and may affect the value our common stock.

We may have failed to discover undisclosed liabilities of Savoy.

Our investigations and due diligence review of Savoy may have failed to discover undisclosed liabilities of Savoy. Such undisclosed liabilities may affect the results of operations of Savoy, and as a result, could have an adverse effect on our business and results of operations and may adversely affect the value of our common stock.

Competition Risks

Competition in originating loans and attracting deposits may adversely affect our profitability.

We operate in a highly competitive banking market and face substantial competition in originating loans. This competition currently comes principally from other banks, savings institutions, mortgage banking companies, credit unions and other lenders. Many of our competitors enjoy advantages, including greater financial resources and higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. This competition could reduce our net income by decreasing the number and size of loans that we originate and the interest rates we may charge on these loans.

In attracting deposits, we face substantial competition from other insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Many of our competitors enjoy advantages, including greater financial resources, more aggressive marketing campaigns, better brand recognition and more branch locations. These competitors may offer higher interest rates than we do, which could decrease the deposits that we attract or require us to increase our rates to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect our ability to generate the funds necessary for lending operations, which may increase our cost of funds or negatively impact our liquidity.

We also compete with non-bank providers of financial services, such as brokerage firms, consumer finance companies, insurance companies and governmental organizations, which may offer more favorable terms. Some of our non-bank competitors are not subject to the same extensive regulations that govern our operations. As a result, such non-bank competitors may have advantages over us in providing certain products and services. This competition may reduce or limit our margins on banking services, reduce our market share and adversely affect our earnings and financial condition.

The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Our inability to compete successfully in the markets in which we operate could have an adverse effect on our business, financial condition or results of operations.

We need to invest in innovation, and the inability or failure to do so may affect our business and earnings negatively.

Our success in the competitive environment in which we operate requires consistent investment of capital and human resources in innovation, particularly in light of the current “FinTech” environment, in which financial institutions are investing significantly in new technologies, such as artificial intelligence, machine learning, blockchain and other distributed ledger technologies, and developing potentially industry-changing new products, services and industry standards in order to attract clients. Our investment is directed at meeting the needs of our clients, adapting existing products and services to the evolving standards and demands of the marketplace, and maintaining the security of our systems and building a platform for future innovation and competitive advantage that is scalable. Among other things, investing in innovation helps keep us relevant and client-focused while maintaining acceptable margins. Our investment also focuses on enhancing the delivery of our products and services, such as our recent implementation of digital payment channels, such as mobile wallets, contactless debit cards and Zelle. Falling significantly behind our competition in this area could adversely affect our business opportunities, growth and earnings. There are substantial risks and uncertainties associated with innovation efforts, including an increased risk that new and emerging technologies may expose us to increased cybersecurity and other information technology vulnerability and threats. Expected timetables for the introduction and development of new products or services may not be achieved, and price and profitability targets may not be met. Further, our revenues and costs may fluctuate because new products and services generally require start-up costs while corresponding revenues take time to develop or may not develop at all.

Key Personnel Risks

We rely heavily on our executive management team and other key personnel for our successful operation, and we could be adversely affected by the unexpected loss of their services.

Our success depends in large part on the performance of our key personnel at the Bank that have substantial experience and tenure with the Bank and in the markets that we serve. Our continued success and growth depend in large part on the efforts of these key personnel, the support of our Directors, and ability to attract, motivate and retain highly qualified senior and middle management and other skilled employees to complement and succeed to our core senior management team. See “Management.”

If we are not able to attract, retain and motivate other key personnel, our business could be negatively affected.

Our future success depends in large part on our ability to retain and motivate our existing employees and attract new employees. Competition for the best employees can be intense, and there can be no assurance that we will be successful in our efforts to recruit and retain key personnel. Factors that affect our ability to attract and retain talented and diverse employees include compensation and benefits programs, profitability, opportunities for advancement, flexible working conditions, availability of qualified persons and our reputation. Our ability to attract and retain key executives and other employees may be hindered as a result of existing and potential regulations applicable to incentive compensation and other aspects of our compensation programs. These regulations may not apply to some of our competitors and to other institutions with which we compete for talent. The unexpected loss of services of key personnel, both in business line and corporate functions, could have a material adverse impact on our net income and financial condition because of the loss of their knowledge of our markets, operations and clients, their years of industry experience, and their technical skills. Similarly, the loss of key employees, either individually or as a group, could adversely affect our clients’ perception of our abilities and, accordingly, our reputation.

Regulatory and Compliance Risks

We operate in a highly regulated environment and the laws and regulations that govern our operations, corporate governance, executive compensation and accounting principles, or changes in them, or our failure to comply with them, could adversely affect us and our future growth.

Banks are highly regulated under federal and state law. As such, we are subject to extensive regulation, supervision and legal requirements from government agencies such as the FRB, the FDIC and New York State Department of Financial Services, or DFS, which govern almost all aspects of our operations. These laws and regulations are not intended to protect our shareholders. Rather, these laws and regulations are intended to protect our clients, depositors, the Deposit Insurance Fund, or DIF, and the overall financial stability of the United States. These laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on the business activities in which we can engage, limit the dividend or distributions that the Bank can pay to the Company and the Company can pay to its shareholders, restrict the ability of institutions to guarantee our debt and impose certain specific accounting requirements on us that may be more restrictive and may result in greater or earlier charges to earnings or reductions in our capital than GAAP would require. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional operating costs. Our failure to comply with these laws and regulations, even if the failure follows good faith effort or reflects a difference in interpretation, could subject us to restrictions on our business activities, enforcement actions and fines and other penalties, any of which could adversely affect our results of operations, regulatory capital levels and the price of our common stock. Further, any new laws, rules and regulations could make compliance more difficult or expensive or otherwise adversely affect our business, financial condition and results of operations.

Federal and State banking agencies periodically conduct examinations of our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we are or become subject as a result of such examinations could adversely affect us.

As part of the bank regulatory process, the FDIC, the New York State Department of Financial Services, and FRB periodically conduct examinations of our businesses, including compliance with laws and regulations. If, as a result of an examination, one of these banking agencies were to determine that the financial condition, capital adequacy, asset quality, earnings prospects, management capability, liquidity, asset sensitivity to market risks, asset management, risk management or other aspects of any of our operations have become unsatisfactory, or that the Company, the Bank or their respective management were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital levels, to restrict our growth, to assess civil monetary penalties against the Company, the Bank or their respective officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate the Bank’s deposit insurance and terminate the Bank’s charter to operate. If we become subject to such regulatory actions, our business, financial condition, results of operations and reputation could be adversely affected.

Legislative and regulatory actions taken now or in the future may increase our costs and impact our business, governance structure, financial condition or results of operations.

Economic conditions that contributed to the financial crisis in 2008, particularly in the financial markets, resulted in government regulatory agencies and political bodies placing increased focus and scrutiny on the financial services industry. There can be no guarantee that regulators or other third parties will not seek to impose such additional requirements on financial institutions, such as extending additional regulations to small banks with less than $10 billion in assets. Compliance with these regulations has and may continue to result in additional operating and compliance costs that could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Federal and state regulatory agencies frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of our business activities, require more oversight or change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations to comply and could have an adverse effect on our business, financial condition and results of operations.

Increases in FDIC insurance premiums could adversely affect our earnings and results of operations.

The deposits of our bank are insured by the FDIC up to legal limits and, accordingly, subject it to the payment of FDIC deposit insurance assessments as determined according to the calculation described in “Supervision and Regulation-Deposit Insurance.” In order to maintain a strong funding position and restore the reserve ratios of the Deposit Insurance Fund following the financial crisis, the FDIC increased deposit insurance assessment rates and charged special assessments to all FDIC-insured financial institutions. Further increases in assessment rates or special assessments may occur in the future, especially if there are significant additional financial institution failures. Any future special assessments, increases in assessment rates or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in tax laws and regulations, or changes in the interpretation of existing tax laws and regulations, may have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We operate in an environment that imposes income taxes on our operations at both the federal and state levels to varying degrees and we try to minimize the impact of these taxes. Any change in tax laws or regulations, or new interpretation of an existing law or regulation, could significantly alter the tax impact on our financial results.

The net deferred tax asset reported on our balance sheet generally represents the tax benefit of future deductions from taxable income for items that have already been recognized for financial reporting purposes. The bulk of these deferred tax assets consists of deferred loan loss deductions and deferred compensation deductions. The net deferred tax asset is measured by applying currently enacted income tax rates to the accounting period during which the tax benefit is expected to be realized. As of June 30, 2021, our net deferred tax asset was $3.9 million.

Tax rates may go up, which could negatively impact our net income and cash flow.

Certain provisions in the JOBS Act changing tax laws also included a number of provisions that have an impact on borrowers and the market for single-family residential real estate. Changes include (i) a lower limit on the deductibility of mortgage interest on single-family residential mortgage loans, (ii) the elimination of interest deductions for home equity loans, (iii) a limitation on the deductibility of business interest expense and (iv) a limitation on the deductibility of property taxes and state and local income taxes.

The changes in the tax laws may have an adverse effect on the market for, and valuation of, residential properties, and on the demand for such loans in the future and could make it harder for borrowers to make their loan payments. In addition, these changes may also have a disproportionate effect on taxpayers in states with high residential home prices and high state and local taxes, such as New York. If home ownership becomes less attractive, demand for mortgage loans could decrease. The value of the properties securing loans in the loan portfolio may be adversely impacted as a result of the changing economics of home ownership, which could require an increase in the provision for loan losses, which would reduce profitability and could have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with stringent capital requirements could result in regulatory criticism, requirements and restrictions.

The Bank is subject to capital adequacy guidelines and other regulatory requirements specifying minimum amounts and types of capital which it must maintain. From time to time, regulators implement changes to these regulatory capital adequacy guidelines. The FRB, the FDIC, and the OCC adopted final rules for the Basel III capital framework which became effective on January 1, 2015. These rules substantially amended the regulatory risk-based capital rules formerly applicable to the Bank. The rules have been phased in over time beginning in 2015 and became fully phased-in in 2019. The rules provide for minimum capital ratios of (i) common equity Tier 1 risk-weighted capital ratio of 4.5%, (ii) Tier 1 risk-based capital ratio of 6%, and (iii) total risk-based capital ratio of 8%. As fully phased in, the rules also require a capital conservation buffer of 2.5% on top of the foregoing minimum capital ratios, resulting in an effective requirement for minimum capital ratios of (a) common equity Tier 1 risk-weighted capital ratio of 7%, (b) Tier 1 risk-based capital ratio of 8.5%, and (c) total risk-based capital ratio of 10.5%. The failure to meet applicable regulatory capital requirements could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities, and could affect client and investor confidence, our costs of funds and FDIC insurance costs, our ability to pay dividends on our common stock, our ability to make acquisitions, and our business, results of operations and financial condition. These limitations establish a maximum percentage of eligible retained income that could be utilized for these actions.

Financial institutions, such as the Bank, face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The Financial Crimes Enforcement Network, established by the U.S. Department of the Treasury, or the Treasury Department, to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and the Internal Revenue Service. There is also increased scrutiny of compliance with the sanctions programs and rules administered and enforced by the Treasury Department’s Office of Foreign Assets Control, or OFAC.

In order to comply with regulations, guidelines and examination procedures in this area, we have dedicated significant resources to our anti-money laundering program. If our policies, procedures and systems are deemed deficient, we could be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the inability to obtain regulatory approvals to proceed with certain aspects of our business plans, including acquisitions and de novo branching.

We are subject to numerous laws and regulations of certain regulatory agencies, such as the Consumer Financial Protection Bureau, or CFPB, including the Community Reinvestment Act, or the CRA, and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA directs all insured depository institutions to help meet the credit needs of the local communities in which they are located, including low- and moderate-income neighborhoods. Each institution is examined periodically by its primary federal regulator, which assesses the institution’s performance. The Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The CFPB, the U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. The CFPB was created under the Dodd-Frank Act to centralize responsibility for consumer financial protection with broad rulemaking authority to administer and carry out the purposes and objectives of federal consumer financial laws with respect to all financial institutions that offer financial products and services to consumers.

Adverse supervisory findings regarding an institution’s performance under the CRA, fair lending or consumer lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have an adverse effect on our business, financial condition and results of operations.

The FRB may require us to commit capital resources to support the Bank, and we may not have sufficient access to such capital resources.

Federal law requires that a holding company act as a source of financial and managerial strength to its subsidiary bank and to commit resources to support such subsidiary bank. Under the “source of strength” doctrine and FRB regulations implementing it, the FRB may require a holding company to make capital injections into a troubled subsidiary bank and may charge the holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to attempt to borrow the funds or raise capital. Any loans by a holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution’s general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the Company to make a required capital injection becomes more difficult and expensive and could have an adverse effect on our business, financial condition and results of operations. Moreover, it is possible that we will be unable to borrow funds when we need to do so.

The discontinuance of LIBOR could cause or contribute to market volatility and could affect the market value and/or liquidity of our investments.

The relevant regulatory announcements about the phase out of the London Inter-bank Offering Rate, or LIBOR, the possibility of changes being made to the basis on which LIBOR is calculated and published (or its ceasing to be published), uncertainty as to whether or how any alternative reference rate may replace LIBOR, the ability of our third-party service providers and/or counterparties to support and process the Bank’s assets based on an alternative reference rate, and any other actions taken by the ICE Benchmark Administration, the Financial Conduct Authority or any other entity with respect to LIBOR or its replacement (if any), could cause or contribute to market volatility and could negatively affect the market value, availability and/or liquidity of the securities held in client portfolios. As of August 31, 2021, 21% of the Bank’s total loan portfolio was tied to one-year LIBOR. Management has determined to replace LIBOR as an index for its adjustable rate loans with the Secured Overnight Finance Rate (“SOFR”), which will require revisions to outstanding loans tied to LIBOR. However, it is not possible at this time to predict or ascertain what precise impact these changes will have on the Bank.

Technology Risks

Cyber-attacks or other security breaches could adversely affect our operations, net income or reputation.

We regularly collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and others and concerning our business, operations, plans and strategies. In some cases, this confidential or proprietary information is collected, compiled, processed, transmitted or stored by third parties on our behalf.

Information security risks have generally increased in recent years because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial and other transactions and the increased sophistication and activities of perpetrators of cyber-attacks and mobile phishing. Mobile phishing, a means for identity thieves to obtain sensitive personal information through fraudulent e-mail, text or voice mail, is an emerging threat targeting the customers of financial entities. A failure in or breach of our operational or information security systems, or those of our third-party service providers, as a result of cyber-attacks or information security breaches or due to employee error, malfeasance or other disruptions could adversely affect our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and/or cause losses.

If this confidential or proprietary information were to be mishandled, misused or lost, we could be exposed to significant regulatory consequences, reputational damage, civil litigation and financial loss.

In recent years, several financial services firms suffered successful cyber-attacks launched both domestically and from abroad, resulting in the disruption of services to clients, loss or misappropriation of sensitive or private information, and reputational harm. Further, information security risks for financial institutions like us are significant in part because of the evolving proliferation of new technologies, the use of the internet, mobile devices, and cloud technologies to conduct financial transactions and the increased sophistication and activities of hackers, terrorists, organized crime and other external parties, including foreign state actors. In addition, our clients often use their own devices, such as computers, smart phones and tablets, to manage their accounts, which may heighten the risk of system failures, interruptions or security breaches. If we fail to continue to upgrade our technology infrastructure and monitor our vendors to ensure effective information security relative to the type, size and complexity of our operations, we could become more vulnerable to cyber-attack and, consequently, subject to significant regulatory penalties.

Although we employ a variety of physical, procedural and technological safeguards to protect this confidential and proprietary information from mishandling, misuse or loss, these safeguards do not provide absolute assurance that mishandling, misuse or loss of the information will not occur, and that if mishandling, misuse or loss of information does occur, those events will be promptly detected and addressed. Similarly, when confidential or proprietary information is collected, compiled, processed, transmitted or stored by third parties on our behalf, our policies and procedures require that the third party agree to maintain the confidentiality of the information, establish and maintain policies and procedures designed to preserve the confidentiality of the information, and permit us to confirm the third party’s compliance with the terms of the agreement. However, these safeguards do not provide absolute assurance that mishandling, misuse or loss of the information will not occur, and that if mishandling, misuse or loss of information does occur, those events will be promptly detected and addressed. As information security risks and cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures and/or to investigate and remediate any information security vulnerabilities.

We have a continuing need for technological change, and we may not have the resources to implement new technology effectively, or we may experience operational challenges when implementing new technology or technology needed to compete effectively with larger institutions may not be available to us on a cost-effective basis.

The financial services industry undergoes rapid technological changes with frequent introductions of new technology-driven products and services, including developments in telecommunications, data processing, automation, internet-based banking, debit cards and so-called “smart cards” and remote deposit capture. In addition to serving clients better, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, at least in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations as we continue to grow and expand our products and service offerings. We offer electronic banking services for consumer and business customers via our website, www.hanoverbank.com, including Internet banking and electronic bill payment, as well as mobile banking. We also offer debit cards, ATM cards, and automatic and ACH transfers. We may experience operational challenges as we implement these new technology enhancements or products, which could impair our ability to realize the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner.

Many of our larger competitors have substantially greater resources to invest in technological improvements. Third parties upon which we rely for our technology needs may not be able to develop on a cost-effective basis the systems that will enable us to keep pace with such developments. As a result, competitors may be able to offer additional or superior products compared to those that we will be able to provide, which would put us at a competitive disadvantage. We may lose clients seeking new technology-driven products and services to the extent we are unable to provide such products and services. Accordingly, the ability to keep pace with technological change is important and the failure to do so could adversely affect our business, financial condition and results of operations.

Operational Risks

Many types of operational risks can affect our earnings negatively.

We regularly assess and monitor operational risk in our businesses. Despite our efforts to assess and monitor operational risk, our risk management framework may not be effective in all cases. Factors that can impact operations and expose us to risks varying in size, scale and scope include:

●	failures of technological systems or breaches of security measures, including, but not limited to, those resulting from computer viruses or cyber-attacks;
●	unsuccessful or difficult implementation of computer systems upgrades;
●	human errors or omissions, including failures to comply with applicable laws or corporate policies and procedures;
●	theft, fraud or misappropriation of assets, whether arising from the intentional actions of internal personnel or external third parties;
●	breakdowns in processes, breakdowns in internal controls or failures of the systems and facilities that support our operations;
●	deficiencies in services or service delivery;
●	negative developments in relationships with key counterparties, third-party vendors, or employees in our day-to-day operations; and
●	external events that are wholly or partially beyond our control, such as pandemics, geopolitical events, political unrest, natural disasters or acts of terrorism.

While we have in place many controls and business continuity plans designed to address these factors and others, these plans may not operate successfully to mitigate these risks effectively. If our controls and business continuity plans do not mitigate the associated risks successfully, such factors may have a negative impact on our business, financial condition or results of operations. In addition, an important aspect of managing our operational risk is creating a risk culture in which all employees fully understand that there is risk in every aspect of our business and the importance of managing risk as it relates to their job functions. We continue to enhance our risk management program to support our risk culture. Nonetheless, if we fail to provide the appropriate environment that sensitizes all of our employees to managing risk, our business could be impacted adversely.

Our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.

Our reputation is one of the most valuable assets of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area and contiguous areas. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. If our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our operating results may be materially adversely affected.

We have experienced rapid growth in recent periods, and our recent growth rates may not be indicative of our future growth.

We have experienced rapid organic and acquisition-driven growth in recent periods. As a strategy, we have focused on growth by aggressively pursuing business development opportunities. Our assets have grown from $68.5 million at December 31, 2012, to $1.54 billion at June 30, 2021, representing a compound annual growth rate in excess of 44.0%. We cannot guarantee that we will sustain our recent asset and revenue growth rate in future periods. Our asset and revenue growth may slow or our revenue may decline for a number of other reasons, including reduced demand for our services, increased competition, a decrease in the growth or reduction in size of our overall market, the impacts to our business from the COVID-19 pandemic, or if we cannot capitalize on growth opportunities.

Although we believe that our growth strategy will support our long term profitability and franchise value, the expenses associated with our growth, including compensation expense for the employees needed to support this growth and leasehold and other expenses associated with our increasing number of office locations, has and may continue to affect our results. We expect our operating expenses to increase in future periods, and if our revenue growth does not increase to offset these anticipated increases in our operating expenses, it will have a material adverse effect on our business, financial condition and results of operations and we may not be able to achieve or maintain profitability. Further, our rapid growth may make it difficult to evaluate our future prospects. Our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. If we fail to achieve the necessary level of efficiency in our organization as it grows, or if we are not able to accurately forecast future growth, it could have a material adverse effect on our business, financial condition and results of operations.

Our rapid growth has placed, and will continue to place, a significant strain on our management capabilities, administrative and operational infrastructure, facilities and other resources. To effectively manage growth, we must continue to: improve our key business applications, processes, and computing infrastructure; enhance information and communication systems; and ensure that our policies and procedures evolve to reflect our current operations. These enhancements and improvements will require additional investments and allocation of valuable management and employee time and resources. Failure to effectively manage growth could result in difficulty or delays in deploying our solutions, declines in quality or client satisfaction, increases in costs, difficulties in introducing new features or other operational difficulties, and any of these difficulties could materially adversely affect our business performance and results of operations.

We are subject to certain operational risks, including, but not limited to, customer, employee or third-party fraud and data processing system failures and errors.

We rely on the ability of our employees and systems to process a high number of transactions. Operational risk is the risk of loss resulting from our operations, including but not limited to, the risk of fraud by employees or persons outside our company, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of our internal control systems and compliance requirements. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions that could arise as a result of operational deficiencies or as a result of non-compliance with applicable regulatory standards, adverse business decisions or their implementation, or customer attrition due to potential negative publicity. In the event of a breakdown in our internal control systems, improper operation of systems or improper employee actions, we could suffer financial loss, face regulatory action, and/or suffer damage to our reputation.

We may be subject to environmental liabilities in connection with the real properties we own and the foreclosure on real estate assets securing our loan portfolio.

In the course of our business, we may foreclose on and take title to real estate or otherwise be deemed to be in control of property that serves as collateral on loans we make. As a result, we could be subject to environmental liabilities with respect to those properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.

The cost of removal or abatement may substantially exceed the value of the affected properties or the loans secured by those properties, we may not have adequate remedies against the prior owners or other responsible parties and we may not be able to resell the affected properties either before or after completion of any such removal or abatement procedures. If material environmental problems are discovered before foreclosure, we generally will not foreclose on the related collateral or will transfer ownership of the loan to a subsidiary. It should be noted, however, that the transfer of the property or loans to a subsidiary may not protect us from environmental liability. Furthermore, despite these actions on our part, the value of the property as collateral will generally be substantially reduced or we may elect not to foreclose on the property and, as a result, we may suffer a loss upon collection of the loan. Any significant environmental liabilities could have an adverse effect on our business, financial condition and results of operations.

The obligations associated with being a public company may strain our resources, result in more litigation and divert management’s attention from operating our business.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq, and other applicable securities rules and regulations. Complying with these rules and regulations will increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on our personnel, systems and resources. The need to establish the corporate infrastructure demanded of a public company has and may continue to divert management’s attention from implementing our growth strategy, which could prevent us from successfully implementing our strategic initiatives and improving our business, results of operations, financial condition and prospects. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees to assist us in complying with these requirements in the future. Additionally, we expect these rules and regulations to make it expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as our executive officers.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Furthermore, as a result of disclosure of information in connection with our initial public offering and in filings required of a public company, our business and financial condition has and will continue to become more visible. Such increased disclosure and visibility could result in adverse changes to our reputation and to the way our customers perceive our brand and overall value, as well as shareholder activism or threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, financial condition and results of operations could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and could adversely affect our business, financial condition and results of operations.

If we fail to maintain effective internal controls over financial reporting, we may not be able to report our financial results accurately and in a timely manner, in which case our business may be harmed, investors may lose confidence in the accuracy and completeness of our financial reports, we could be subject to regulatory penalties and the price of our common stock may decline.

Our management is responsible for establishing and maintaining a system of internal controls over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and for evaluating and reporting on that system of internal control. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to develop and refine our internal controls over financial reporting. Although members of our management team have experience at publicly traded companies, our management team as a group has not previously run a publicly traded company and overseen the increasingly complex laws and regulations applicable to publicly traded companies. We also expect that we will need to augment our accounting and financial reporting resources to ensure we comply with all of the reporting obligations applicable to publicly traded companies and to ensure our internal controls and related procedures satisfy, and continue to satisfy, all applicable requirements for publicly traded companies. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

As a public company, we are required to comply with rules that govern public companies. We have hired additional personnel in our accounting and financial reporting functions in connection with our transition from a private company to a public company. Nevertheless, these efforts may not be sufficient to result in an effective internal control environment, and any future failure to maintain effective internal controls over financial reporting could impair the reliability of our financial statements, which in turn could harm our business, impair investor confidence in the accuracy and completeness of our financial reports and our access to the capital markets and cause the price of our common stock to decline and subject us to regulatory penalties. In addition, there are risks that individuals, either employees or contractors, consciously circumvent established control mechanisms by, for example, exceeding trading or investment management limitations, or committing fraud.

Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.

We outsource some of our operational activities and accordingly depend on a number of relationships with third-party service providers. Specifically, we rely on third parties for certain services, including, but not limited to, our critical core banking, web hosting and other processing services. Our business depends on the successful and uninterrupted functioning of our third-party servicers. The failure of these systems, a cybersecurity breach involving any of our third-party service providers or the termination or change in terms of a third-party software license or service agreement on which any of these systems is based could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with our third-party service providers could entail significant delay, expense and disruption of service. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be adversely affected. Even if we are able to replace third-party service providers, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.

In addition, the Bank’s primary federal regulator, the FDIC, has issued guidance outlining the expectations for third-party service provider oversight and monitoring by financial institutions. The federal banking agencies, including the FDIC, have also issued enforcement actions against financial institutions for failure in oversight of third-party providers and violations of federal banking law by such providers when performing services for financial institutions. Accordingly, our operations could be interrupted if any of our third-party service providers experience difficulty, are subject to cybersecurity breaches, terminate their services or fail to comply with banking regulations, which could adversely affect our business, financial condition and results of operations. In addition, our failure to adequately oversee the actions of our third-party service providers could result in regulatory actions against the Bank, which could adversely affect our business, financial condition and results of operations.

Pandemics, natural disasters, global climate change, acts of terrorism and global conflicts may have a negative impact on our business and operations.

Pandemics, including the continuing COVID-19 pandemic, natural disasters, global climate change, acts of terrorism, global conflicts or other similar events have in the past, and may in the future have, a negative impact on our business and operations. These events impact us negatively to the extent that they result in reduced capital markets activity, lower asset price levels, or disruptions in general economic activity in the United States or abroad, or in financial market settlement functions. In addition, these or similar events may impact economic growth negatively, which could have an adverse effect on our business and operations and may have other adverse effects on us in ways that we are unable to predict.

Our business operations could be disrupted if significant portions of our workforce were unable to work effectively, including because of illness, quarantines, government actions, or other restrictions in connection with the pandemic. Further, work-from-home and other modified business practices may introduce additional operational risks, including cybersecurity and execution risks, which may result in inefficiencies or delays, and may affect our ability to, or the manner in which we, conduct our business activities. Disruptions to our clients could result in increased risk of delinquencies, defaults, foreclosures and losses on our loans. The escalation of the pandemic may also negatively impact regional economic conditions for a period of time, resulting in declines in local loan demand, liquidity of loan guarantors, loan collateral (particularly in real estate), loan originations and deposit availability.

Legal and regulatory proceedings and related matters could adversely affect us.

We have been and may in the future become involved in legal and regulatory proceedings. We consider most of our historical proceedings to be in the normal course of our business or typical for the industry; however, it is difficult to assess the outcome of these matters, and we may not prevail in any current or future proceedings or litigation. There could be substantial costs and management diversion in such litigation and proceedings, and any adverse determination could have a materially adverse effect on our business, brand or reputation, or our financial condition and results of our operations.

Societal responses to climate change could adversely affect our business and performance, including indirectly through impacts on our customers.

Concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts. Consumers and businesses also may change their behavior as a result of these concerns. We and our customers will need to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns. We and our customers may face cost increases, asset value reductions and operating process changes. The impact on our customers will likely vary depending on their specific attributes, including reliance on or role in carbon intensive activities. Among the impacts to us could be a drop in demand for our products and services, particularly in certain sectors. In addition, we could face reductions in creditworthiness on the part of some customers or in the value of assets securing loans. Our efforts to take these risks into account in making lending and other decisions, including by increasing our business with climate-friendly companies, may not be effective in protecting us from the negative impact of new laws and regulations or changes in consumer or business behavior.

Common Stock and Trading Risks

There is currently no established public market for our common stock. An active, liquid market for our common stock may not develop or be sustained upon completion of this offering, which may impair your ability to sell your shares.

Our common stock is not currently traded on an established public trading market. We have applied to list our common stock on the Nasdaq Global Select Market, but an active, liquid trading market for our common stock may not develop or be sustained following this offering. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace and independent decisions of willing buyers and sellers of our common stock, over which we have no control. Without an active, liquid trading market for our common stock, shareholders may not be able to sell their shares at the volume, prices and times desired. Moreover, the lack of an established market could materially and adversely affect the value of our common stock. The market price of our common stock could decline significantly due to actual or anticipated issuances or sales of our common stock in the future.

The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.

The market price of our common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may affect the market price and trading volume of our common stock, including, without limitation, the risks discussed elsewhere in this “Risk Factors” section and:

•	general market trends;
•	actual or anticipated fluctuations in our operating results, financial condition or asset quality;
•	changes in economic or business conditions;
•	the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the FRB;
•	publication of research reports about us, our competitors or the financial services industry generally, or changes in, or failure to meet, securities analysts’ estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;
•	operating and stock price performance of companies that investors deem comparable to us;
•	additional or anticipated sales of our common stock or other securities by us or our existing shareholders;
•	additions or departures of key personnel;
•	perceptions in the marketplace regarding our competitors or us;
•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;
•	other economic, competitive, governmental, regulatory or technological factors affecting our operations, pricing, products and services; and

•	other news, announcements or disclosures (whether by us or others) related to us, our competitors, our core markets or the financial services industry.

The stock market and, in particular, the market for financial institution stocks has experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which could make it difficult to sell your shares at the volume, prices and times desired.

The holders of our existing and future debt obligations will have priority over our common stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of interest.

Shares of our common stock are equity interests and do not constitute indebtedness. In the event of any liquidation, dissolution or winding up of our business or of the Bank, our common stock would rank below all claims of debt holders against us. As of June 30, 2021 we had outstanding approximately $25.0 million in aggregate principal amount of subordinated notes. Our debt obligations are senior to our shares of common stock. As a result, we must make payments on our debt obligations before any dividends can be paid on our common stock. In the event of our bankruptcy, dissolution or liquidation, the holders of our debt obligations must be satisfied before any distributions can be made to the holders of our common stock. To the extent that we issue additional debt obligations, the additional debt obligations will be of equal rank with, or senior to, our existing debt obligations and senior to our shares of common stock.

We have broad discretion in the use of the net proceeds to us from this offering, and our use of these proceeds may not yield a favorable return on your investment.

We intend to use the proceeds of this offering for general corporate purposes, including funding organic loan growth, purchasing investment securities, pursuing possible strategic acquisition opportunities and other growth initiatives. We have not specifically allocated the amount of net proceeds to us that will be used for these purposes, and our management will have broad discretion over how these proceeds are used and could spend these proceeds in ways with which you may not agree. In addition, we may not use the net proceeds to us from this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the net proceeds to us, and we cannot predict how long it will take to deploy these proceeds. Investing the net proceeds to us in securities until we are able to deploy these proceeds will provide lower yields than we generally earn on loans, which may have an adverse effect on our profitability. Although we may, from time to time in the ordinary course of business, evaluate potential acquisition opportunities that we believe provide attractive risk-adjusted returns, we do not have any immediate plans, arrangements or understandings relating to any acquisitions, nor are we engaged in negotiations with any potential acquisition targets. See “Use of Proceeds.”

We are an emerging growth company, and the reduced regulatory and reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. These include, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding non-binding shareholder advisory votes on executive compensation or golden parachute payments. The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our Certificate of Incorporation authorizes us to issue up to 15,000,000 shares of one or more series of preferred stock. Our Board of Directors will have the authority to determine the designations, preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium over the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

We do not intend to pay cash dividends in the foreseeable future and our future ability to pay dividends is subject to restrictions.

We have not historically paid cash dividends and intend to retain earnings to support our continued growth. Therefore, we do not currently anticipate paying or declaring cash dividends in the foreseeable future. Any future determination relating to the payment of dividends on our common stock will depend on a number of factors, including regulatory restrictions, our earnings and financial condition, our liquidity and capital requirements, the general economic climate, contractual restrictions, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our Board of Directors. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

The FRB has indicated that bank holding companies should carefully review their dividend policy in relation to the organization’s overall asset quality, current and prospective earnings and level, composition and quality of capital. The guidance provides that we inform and consult with the FRB prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in an adverse change to our capital structure, including interest on the subordinated debt obligations, the subordinated debentures underlying our trust preferred securities and our other debt obligations. For further information see “Supervision and Regulation—Dividends.”

We are dependent upon the Bank for cash flow, and the Bank’s ability to make cash distributions to us may be restricted.

As a bank holding company, we are a separate legal entity from the Bank and our primary asset is the Bank. We depend upon the Bank for cash distributions (through dividends on the Bank’s common stock) that we use to pay our operating expenses and satisfy our obligations (including our debt obligations). For example, we currently have $25.0 million in outstanding debt and may be dependent upon dividends from the Bank to pay the debt service on that outstanding debt. Various federal statutes, regulations and policies restrict the Bank’s ability to make cash distributions to us. These statutes and regulations require, among other things, that the Bank maintain certain levels of capital in order to pay a dividend. Further, the FDIC has the ability to restrict the Bank’s payment of dividends by supervisory action. If the Bank is unable to pay dividends to us, we may not be able to satisfy our obligations or, if applicable, pay dividends on our common stock. For further information see “Supervision and Regulation—Dividends.”

The market price of our common stock could decline significantly due to actual or anticipated issuances or sales of our common stock in the future.

Actual or anticipated issuances or sales of substantial amounts of our common stock following this offering could cause the market price of our common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. The issuance of any shares of our common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by shareholders prior to such issuance. Our certificate of incorporation authorize us to issue up to 17,000,000 shares of our common stock,        of which will be outstanding following the completion of this offering       (or        shares if the underwriters exercise in full their option to purchase additional shares from us)        .. All          of the shares of common stock sold in this offering (or         shares if the underwriters exercise in full their option to purchase additional shares from us) will be freely tradable, except that any shares purchased by our “affiliates” (as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act) may be resold only in compliance with the limitations described under “Shares Eligible for Future Sale.” The remaining       outstanding shares of our common stock will be deemed to be “restricted securities” as that term is defined in Rule 144, and may be resold in the United States only if they are registered for resale under the Securities Act or an exemption, such as Rule 144, is available.

We also filed a registration statement on Form S-8 under the Securities Act to register the offer and sale of all of the shares of our common stock issuable or reserved for issuance under our employee benefit plans and may file additional registration statements on Form S-8 in the future. Shares covered by such registration statements will be eligible for sale, or resale, in the public market, subject to vesting restrictions, any applicable lock-up and, with respect to shares held by affiliates, Rule 144 limitations.

We may issue all of these shares without any action or approval by our shareholders, and these shares, once issued (including upon exercise of outstanding options), will be available for sale into the public market, subject to the restrictions described above, if applicable, for affiliate holders.

Further, in connection with this offering, we, our executive officers and directors,           the selling shareholders         and certain other persons have entered into lock-up agreements under which we and they have generally agreed not to sell or otherwise transfer our or their shares for a period of 180 days after the completion of this offering without the prior written approval of the representatives on behalf of the underwriters. These lock-up agreements are subject to certain limited exceptions. For additional information, see “Underwriting—Lock-Up Agreements.” The underwriters do not have any present intention or arrangement to release any shares of our common stock subject to lock-up agreements prior to the expiration of the 180-day lock-up period. In addition, after this offering, approximately          shares of our common stock will not be subject to lock-up agreements (or          shares if the underwriters exercise in full their option to purchase additional shares from us). The resale of such shares could cause the market price of our stock to drop significantly, and concerns that those sales may occur could cause the trading price of our common stock to decrease or to be lower than it should be.

In addition, we may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments and pursuant to compensation and incentive plans. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may be substantial. After expiration of the lock-up period described above, we may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares of our common stock issued in connection with an acquisition or under a compensation or incentive plan), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock and could impair our ability to raise capital through future sales of our securities.

Investors in this offering will experience immediate dilution.

The initial public offering price is expected to be higher than the tangible book value per share of our common stock immediately following this offering. Therefore, if you purchase shares in this offering, you will experience immediate dilution in tangible book value per share in relation to the price that you paid for your shares. We expect the dilution in tangible book value per share as a result of this offering to be $              per share, based on an assumed initial public offering price of $          per share (the midpoint of the price range set forth on the cover page of this prospectus) and our as adjusted tangible book value of $          per share as of June 30, 2021. Accordingly, if we were liquidated at our as adjusted tangible book value, you would not receive the full amount of your investment. See “Dilution.”

We may need to raise additional capital in the future by issuing securities, use our common stock as acquisition consideration, or may enter into corporate transactions with an effect similar to a merger, which may dilute your interest in our share capital and affect the trading price of our common stock.

We may need to raise additional funds to grow our business and implement our growth strategy through public or private issuances of common shares or securities convertible into, or exchangeable for, our common stock, which may dilute your interest in our share capital or result in a decrease in the market price of our common shares. In addition, we may also use our common stock as acquisition consideration or enter into mergers or other similar transactions in the future, which may dilute your interest in our share capital or result in a decrease in the market price of our common stock. Any capital raising through the issuance of shares or securities convertible into or exchangeable for shares, the use of our common stock as acquisition consideration, or the participation in corporate transactions with an effect similar to a merger, may dilute your interest in our shares or result in a decrease in the market price of our common stock.

Securities analysts may not initiate or continue coverage on us.

The trading market for our common stock will depend, in part, on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may choose not to cover us. If one or more of these securities analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline. If we are covered by securities analysts and are the subject of an unfavorable report, the price of our common stock may decline.

Provisions in our governing documents and New York law may have an anti-takeover effect, and there are substantial regulatory limitations on changes of control of bank holding companies.

Our corporate organizational documents and provisions of federal and state law to which we are subject contain certain provisions that could have an anti-takeover effect and may delay, make more difficult or prevent an attempted acquisition that you may favor or an attempted replacement of our Board of Directors or management. These provisions include:

•	a classified board structure which may render the removal of the existing Board of Directors and management more difficult and more expensive for shareholders;
•	authority given to the Board of Directors to issue shares of preferred stock without shareholder action;
•	a supermajority shareholder vote requirement for any merger or business combination unless such transaction has been approved by a majority of the Board of Directors; and
•	advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by shareholders at shareholder meetings.

These anti-takeover provisions and other provisions under New York law may delay, discourage or prevent an attempted acquisition or change in control. Furthermore, banking laws impose notice, approval, and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution or its holding company. These laws include the Bank Holding Company Act of 1956, as amended and the Change in Bank Control Act. These laws could delay or prevent an acquisition.

An investment in our common stock is not an insured deposit and is subject to risk of loss.

Shares of our common stock are not savings accounts, deposit accounts or other obligations of any bank or any of our other subsidiaries and will not be insured or guaranteed by us, the FDIC, the DIF, or any other governmental agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

INDUSTRY AND MARKET DATA

This prospectus includes data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys, government agencies and other information available to us, which information may be specific to particular markets or geographic locations. Statements as to our market position are based on market data currently available to us. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe these sources are reliable, we have not independently verified the information. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. We believe our internal research is reliable, even though such research has not been verified by any independent sources. While we are not aware of any misstatements regarding our data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $          million (or approximately $          million if the underwriter exercises its over-allotment option in full), based on an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriter discounts, commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease (as applicable) the net proceeds to us from this offering by approximately $           million (or approximately $           million if the underwriter elects to exercise in full its option to purchase additional shares from us), in each case, assuming the number of shares we sell, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discount, commissions and estimated offering expenses payable by us.

We intend to contribute substantially all of the net proceeds from this offering to the Bank to enhance regulatory capital to support organic and future potential strategic growth. We do not have any current plans, arrangements or understandings relating to any specific acquisitions or similar transaction. Our management will retain broad discretion to allocate the net proceeds of this offering. The precise amounts and timing of our use of the proceeds will depend upon market conditions, among other factors. Proceeds held by us will be invested in short-term investments until needed for the uses described above.

MARKET FOR OUR COMMON STOCK AND DIVIDEND POLICY

Market for Common Stock

Prior to this offering, our common stock has not been traded on an established public trading market, and quotations for our common stock were not reported on any market. As a result, there has been no regular market for our common stock. As of June 30, 2021, there were 593 holders of record of our common stock.

We applied to list our common stock for trading on Nasdaq Global Select Market. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active.

Dividend Policy

We intend to follow a policy of retaining earnings, if any, to increase our net worth and capital ratios over the next few years. We have not historically declared or paid dividends on our common stock and any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to our common stock, and other factors deemed relevant by our Board of Directors.

CAPITALIZATION

The following table shows our capitalization, including regulatory capital ratios, on a consolidated basis, as of June 30, 2021:

•	on an actual basis; and

•	on a pro forma basis to give effect to the issuance and sale by us of shares of common stock in this offering (assuming the underwriters do not exercise their option to purchase any additional shares to cover over-allotments, (if any), and the receipt and application of the net proceeds from the sale of these shares at an initial public offering price of $ per share after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	At June 30, 2021
	Actual	As Adjusted

	(Unaudited)
(dollars in thousands, except per share data)
Debt:
Short term debt	$63,726	$63,726
Long term debt	189,397	189,397
Total debt	253,123	253,123
Stockholders' equity:
Common stock (par value $0.01; 17,000,000 shares authorized; 5,552,457 shares outstanding)	$56
Surplus	97,014
Retained earnings	17,915	17,915
Accumulated other comprehensive income, net of tax	253	253
Total stockholders' equity	$115,238
Total capitalization	$368,361
Capital ratios(1):
Tier 1 (leverage) ratio	11.20%
Common equity tier 1 risk-based ratio	14.05%
Tier 1 risk-based ratio	14.05%
Total risk-based capital ratio	15.01%
Per share data:
Book value per common share	$20.75
Tangible book value per common share(2)	$17.40

(1) Ratios are for Hanover Community Bank.

(2) Tangible book value represents the amount of our total tangible assets reduced by our total liabilities. Tangible assets are calculated by reducing total assets, as defined by GAAP, by $18.1 million in goodwill and $0.5 million in other intangible assets. Tangible book value at June 30, 2021 was $96.6 million “Actual” and $              “As Adjusted.” Tangible book value per common share represents our tangible book value divided by the number of shares of our common stock outstanding.

DILUTION

If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the net tangible book value per share of common stock upon completion of this offering.

Net tangible book value per common share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Our tangible assets as of June 30, 2021, are calculated by reducing total assets by $18.1 million in goodwill and $0.5 million in other intangible assets. Our net tangible book value as of June 30, 2021 was $96.6 million, or $17.40 per share of common stock, based upon 5,552,457 shares of common stock outstanding as of such date.

After giving effect to the sale of         shares of our common stock by us at the initial public offering price of $          per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of June 30, 2021 would have been approximately $          million, or approximately $          per share of common stock. This represents an immediate decrease in net tangible book value of $          per share to existing common shareholders, and an immediate dilution of $          per share to investors participating in this offering. If the initial public offering price is higher or lower, the dilution to new shareholders will be greater or less, respectively.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price	$
Tangible book value per share of common stock at June 30, 2021		$17.40
Increase in tangible book value per share of common stock attributable to new investors
As adjusted tangible book value per share of common stock after this offering
Dilution per share of common stock to new investors in this offering

A $1.00 increase (or decrease) in the assumed initial public offering price of $          per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase (or decrease) the as adjusted net tangible book value per common share after this offering by approximately $          , and dilution in net tangible book value per common share to new investors by approximately $          , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares of our common stock in this offering, the as adjusted net tangible book value after this offering would be $          per share, the increase in net tangible book value to existing shareholders would be $          per share and the dilution to new investors would be $                per share, in each case assuming an initial public offering price of         $ per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus.

The following table summarizes, as of June 30, 2021, the differences between our existing shareholders and new investors with respect to the number of shares of our common stock purchased from us, the total consideration paid and the average price per share paid. The calculations with respect to shares purchased by new investors in this offering reflect an assumed offering price of $          per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration			Average Price
	Number	Percentage	Amount	Percentage		Per Share
Existing shareholders as of June 30, 2021					$
New Investors
Total					$

If the underwriters exercise their option to purchase additional shares in full, then our pro forma net tangible book value per share of our common stock as of June 30, 2021, would be approximately $               million, or $                per share, representing an immediate increase in net tangible book value to our existing shareholders of approximately $                per share and immediate dilution in net tangible book value to investors purchasing shares in this offering of approximately $                per share.

The table above excludes the impact of (i) 207,681 shares which may be issued under the 2018 Equity Compensation Plan, (ii) 227,406 shares that may be issued upon the exercise of vested stock options, and (iii) 427,500 shares that may be issued under the 2021 Equity Compensation Plan, adopted subsequent to June 30, 2021. If equity awards are issued under our 2018 Equity Compensation Plan or our 2021 Equity Compensation Plan, investors purchasing in this offering will experience further dilution.

In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

About Hanover Bancorp, Inc. and Hanover Community Bank

We are a New York corporation which became the holding company for Hanover Bank in 2016. Hanover Bank, a community commercial bank focusing on highly personalized and efficient services and products responsive to local needs, commenced operations in 2009 and was incorporated under the laws of the State of New York. As a New York State chartered bank, Hanover Bank is subject to regulation by the New York State Department of Financial Services (“DFS”) and the FDIC. As a bank holding company, we are subject to regulation and examination by the Federal Reserve.

Hanover Bank offers a full range of financial services and employs a complete suite of consumer and commercial banking products and services, including multi-family and commercial mortgages, residential loans, business loans and lines of credit. Hanover Bank also offers its customers, among other things, access to 24-hour ATM service with no fees, free checking with interest, telephone banking, advanced technologies in mobile and internet banking for its consumer and business customers and safe deposit boxes. Our corporate administrative office is located in Mineola, New York where Hanover Bank also operates a full-service branch office. Additional branches are located in Garden City Park, Forest Hills, Flushing, Sunset Park, Midtown Manhattan and Chinatown, New York.

At June 30, 2021, on a consolidated basis we had $1.5 billion in total assets, $115.2 million in total shareholders’ equity, $1.3 billion in total loans, $1.2 billion in total deposits and 139 full-time equivalent employees.

Unless the context otherwise specifies or requires, references herein to “we” or “us” include Hanover Bancorp, Inc. and Hanover Bank on a consolidated basis.

Critical Accounting Policies

Critical accounting policies and practices are those that are both most important to the portrayal of our financial condition and results, and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided and actual results could differ. Critical accounting estimates are accounting estimates where (a) the nature of the estimate is material due to levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (b) the impact of the estimate on financial condition or operating performance is material.

We consider the determination of the allowance for loan losses our most critical accounting policy, practice and use of estimates. We use available information to recognize probable and reasonably estimable losses on loans. Future additions to the allowance may be necessary based upon changes in economic, market or other conditions. Changes in estimates could result in a material change in the allowance. The allowance for loan losses is increased by a provision for loan losses charged against income and is decreased by charge-offs, net of recoveries. Loan losses are recognized in the period the loans, or portion thereof, are deemed uncollectible. The adequacy of the allowance to cover any inherent loan losses in the portfolio is evaluated on a quarterly basis and is determined by management’s ongoing review of the loan portfolio including, among other things, impaired loans, past loan loss experience, known and inherent risks in the portfolio, existing adverse situations that may affect the borrower’s ability to repay and estimated fair value of any underlying collateral securing loans. Moreover, management evaluates changes, if any, in underwriting standards, collection, charge-off and recovery practices, the nature or volume of the portfolio, lending staff, concentration of loans, as well as current economic conditions and other relevant factors.

Emerging Growth Company.   Pursuant to the JOBS Act, an emerging growth company is provided the option to adopt new or revised accounting standards that may be issued by the FASB or the SEC either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. We have irrevocably elected to adopt new accounting standards within the same time periods as private companies.

Although we are still evaluating the JOBS Act, we expect to take advantage of some of the reduced regulatory and reporting requirements that are available to us so long as we qualify as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.

Factors Impacting the Comparability of Periods Presented

As described in greater detail in the sections that follow, the growth in the Company’s total assets in recent years was largely the result of the acquisitions of CFSB in August 2019 and Savoy in May 2021. As a result, there is a material impact on the comparability of both the interim and full year periods presented in this filing. Certain reclassifications have also been made to prior year amounts, and the related discussion and analysis, to conform to the current year presentation. These reclassifications did not have an impact on net income or total shareholders equity.

Impact of COVID-19 Pandemic

The COVID-19 pandemic has caused widespread economic disruption in our metropolitan New York trade area. We have actively participated in state and local programs designed to mitigate the impacts of the COVID-19 pandemic on individuals and small businesses. On March 27, 2020, the President of the United States signed the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act which provides entities with optional temporary relief from certain accounting and financial reporting requirements under GAAP. The CARES Act allows financial institutions to suspend application of certain troubled debt restructuring (“TDR”) accounting guidance under Accounting Standards Codification (“ASC”) 310-40 for loan modifications related to the COVID-19 pandemic made between March 1, 2020 and 60 days after the end of the COVID-19 national emergency, provided certain criteria are met. This relief can be applied to loan modifications for borrowers that were not more than 30 days past due as of December 31, 2019 and to loan modifications that defer or delay the payment of principal or interest or change the interest rate on the loan. In April 2020, federal and state banking regulators issued the Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus to encourage insured depository institutions to work with borrowers and provide relief to those affected by the COVID-19 pandemic and to provide further interpretation of when a borrower is experiencing financial difficulty, specifically indicating that if the modification is either short term (e.g. six months or less) or mandated by federal or state government in response to the COVID-19 pandemic, the borrower is not experiencing financial difficulty under ASC 310-40, and so the modification will not be treated as a TDR.

We continue to prudently work with borrowers negatively impacted by the COVID-19 pandemic while managing credit risks and recognizing an appropriate allowance for loan losses on our loan portfolio. During 2020, we modified 519 loans totaling $367.1 million in principal amount, and as of June 30, 2021, 69 of these borrowers repaid their loans, with an outstanding principal amount of $15.5 million, in full. Accordingly, 450 modified loans with a principal amount of $351.5 million remain outstanding. As of June 30, 2021, 416 loans totaling $293.2 million in principal amount exited forbearance and resumed scheduled payments. Of the 34 modified loans totaling $ 34.0 million in principal amount still in forbearance, 6 loans totaling $3.1 million in principal amount have been downgraded and are now classified and on non-accrual. Pursuant to the provision of the CARES Act, none of these loans are treated as TDRs.  These loans will continue to be monitored for further downgrade depending on their individual circumstances. The remaining loans are primary residence loans covered under New York State Law 9-x which provides full payment deferral up to 360 days.

Another key program under the CARES Act is the SBA PPP, which provided funding to qualifying businesses and organizations. These loans are 100% guaranteed by the SBA and have no allowance for loan losses allocated to them based on the nature of the guarantee. These loans carry a fixed rate of 1.00% and a term of two years (loans made before June 5, 2020) or five years (loans made on or after June 5, 2020), if not forgiven, in whole or in part. Under this program, we have originated approximately $366.1 million in principal amount of PPP loans to local borrowers. As of June 30, 2021 borrowers had applied for and received forgiveness on $125.8 million in PPP loans.

Additionally, the CARES Act provides for relief on existing and new SBA loans through the Small Business Debt Relief Program. As part of the SBA Small Business Debt Relief, the SBA will automatically pay principal, interest, and fees of certain SBA loans for a period of six months for both existing loans and new loans issued prior to September 27, 2020. On December 27, 2020, the CAA authorized a second round of SBA payments on covered loans approved before March 27, 2020, for a two-month period beginning with the first payment due on the loan on or after February 1, 2021, and for an additional three-month period for certain eligible borrowers. For new loans approved beginning on February 2, 2021, and ending on September 30, 2021, the SBA will make the payments for a three-month period subject to the availability of funds. At June 30, 2021, approximately 42 loans, representing approximately $18.2 million aggregate reported balance, are eligible for this relief. The CARES Act also provides for mortgage payment relief and a foreclosure moratorium.

RESULTS FOR NINE MONTHS ENDED JUNE 30, 2021

Overview

At June 30, 2021, on a consolidated basis, we had total assets of $1.5 billion, total deposits of $1.2 billion and total shareholders’ equity of $115.2 million. We recorded net income of $3.8 million, or $0.85 per diluted common share, for the nine months ended June 30, 2021 compared to net income of $3.4 million, or $0.81 per diluted common share, for the same period in 2020.

The $367 thousand or 10.7% improvement in earnings for the nine months ended June 30, 2021 versus the comparable 2020 period was primarily due to a $5.8 million or 29.5% increase in net interest income, an $850 thousand reduction in the provision for loan losses and an increase in non-interest income of $399 thousand, offset in part by a $6.6 million increase in non-interest expense in the 2021 period, including $4.2 million in acquisition costs related to the merger with Savoy compared to acquisition costs of $236 thousand in the comparable 2020 period. Our effective tax rate increased to 21.9% in 2021 from 21.8% a year ago.

Our returns on average assets and on average common shareholders’ equity were 0.53% and 5.93%, respectively, for the nine months ended June 30, 2021 versus 0.53% and 6.17%, respectively, for the comparable 2020 period.

Total non-accrual loans at June 30, 2021 were $7.0 million, or 0.54% of total loans, compared to $953 thousand, or 0.13% of total loans at September 30, 2020 and $3.2 million, or 0.44% of total loans, at June 30, 2020. Management believes all of the Company’s non-accrual loans at June 30, 2021 are well collateralized and no specific reserves have been taken with regard to these loans. The allowance for loan losses as a percentage of total non-accrual loans amounted to 111%, 826% and 252% at June 30, 2021, September 30, 2020 and June 30, 2020, respectively.

Material Changes in Financial Condition

Our total assets at June 30, 2021 were $1.5 billion versus $851.6 million at September 30, 2020. Total loans at June 30, 2021 were $1.3 billion, compared to total loans of $725.0 million at September 30, 2020. Total deposits at June 30, 2021 were $1.2 billion versus $664.8 million at September 30, 2020. Total borrowings at June 30, 2021 were $253.1 million, including $51.5 million of outstanding FHLB advances versus $85.2 million and $69.0 million, respectively, at September 30, 2020. These increases were all primarily attributable to the expansion of the franchise through the acquisition of Savoy.

For the nine months ended June 30, 2021, our loan portfolio, net of sales, grew by $568.2 million to $1.3 billion. This growth was primarily attributable to the acquisition of $580.8 million of loans in connection with the Savoy merger. At June 30, 2021, the residential loan portfolio amounted to $453.1 million, or 35.0% of total loans. Commercial real estate loans, including multi-family loans, totaled $558.6 million or 43.2% of total loans at June 30, 2021. Commercial loans totaled $271.0 million or 21.0% of total loans and included $240.3 million of PPP loans outstanding.

At June 30, 2021, total deposits were $1.2 billion, an increase of $494.7 million when compared to September 30, 2020. This growth was primarily due to an increase in core deposit balances of $428.7 million resulting from the impact of the Savoy acquisition coupled with growth in municipal deposits in the second calendar quarter of 2021. Core deposit balances, which consist of demand, NOW, savings and money market deposits, represented 60.3% and 40.6% of total deposits at June 30, 2021 and September 30, 2020, respectively. Growth in municipal core deposits of $233.0 million at June 30, 2021, versus September 30, 2020, accounted for the majority of this increase. At those same dates, demand deposit balances represented 15.5% and 12.4% of total deposits.

Total borrowings at June 30, 2021 were $253.1 million, including $176.9 million in FRB PPP Liquidity Facility (“PPPLF”) funding, versus $100.1 million, including $16.2 million in PPPLF funding, at September 30, 2020. The increase in PPPLF funding at June 30, 2021, was due solely to the acquisition of Savoy. The September 30, 2020, PPPLF borrowings outstanding were repaid in full prior to June 30, 2021. In the quarter ended June 30, 2021, we continued to reduce usage of its FHLB borrowing capacity as other lower cost funding options were utilized to replace maturing FHLB advances. At June 30, 2021, we had $51.5 million of outstanding FHLB advances as compared to $69.0 million at September 30, 2020. Additionally, in October 2020, we issued $25.0 million of 10-year subordinated notes with a coupon rate of 5.00% fixed for the first five years to provide capital to support growth of the consolidated entity. Immediately after this issuance, we used $15 million of the debt proceeds to pay off our $15.0 million, 5.85% fixed rate line of credit with another financial institution, reducing our cost of funds. Borrowings at September 30, 2020 included the $15.0 million line of credit subsequently repaid.

Liquidity and Capital Resources

Liquidity management is defined as both our and the Bank’s ability to meet our financial obligations on a continuous basis without material loss or disruption of normal operations. These obligations include the withdrawal of deposits on demand or at their contractual maturity, the repayment of borrowings as they mature, funding new and existing loan commitments and the ability to take advantage of business opportunities as they arise. Asset liquidity is provided by short-term investments, such as fed funds sold, the marketability of securities available for sale and interest-bearing deposits due from the Federal Reserve, FHLB and correspondent banks, which totaled $153.6 million and $80.0 million at June 30, 2021 and September 30, 2020, respectively. These liquid assets may include assets that have been pledged primarily against municipal deposits or borrowings. Liquidity is also provided by the maintenance of a base of core deposits, cash and non-interest-bearing deposits due from banks, the ability to sell or pledge marketable assets and access to lines of credit.

Liquidity is continuously monitored, thereby allowing management to better understand and react to emerging balance sheet trends, including temporary mismatches with regard to sources and uses of funds. After assessing actual and projected cash flow needs, management seeks to obtain funding at the most economical cost. These funds can be obtained by converting liquid assets to cash or by attracting new deposits or other sources of funding. Many factors affect our ability to meet liquidity needs, including variations in the markets served, loan demand, its asset/liability mix, its reputation and credit standing in its markets and general economic conditions. Borrowings and the scheduled amortization of investment securities and loans are more predictable funding sources. Deposit flows and securities prepayments are somewhat less predictable as they are often subject to external factors. Among these are changes in the local and national economies, competition from other financial institutions and changes in market interest rates.

The Liquidity and Wholesale Funding Policy of the Bank establishes specific policies and operating procedures governing liquidity levels to assist management in developing plans to address future and current liquidity needs. Management monitors the rates and cash flows from the loan and investment portfolios while also examining the maturity structure and volatility characteristics of liabilities to develop an optimum asset/liability mix. Available funding sources include retail, commercial and municipal deposits, purchased liabilities and stockholders’ equity. At June 30, 2021, access to approximately $398.0 million in FHLB lines of credit for overnight or term borrowings was available, of which $51.5 million in term borrowings were outstanding. At June 30, 2021, approximately $55 million in unsecured lines of credit extended by correspondent banks were also available to be utilized, if needed, for short-term funding purposes. No borrowings were outstanding under lines of credit with correspondent banks at June 30, 2021.

We strive to maintain an efficient level of capital, commensurate with its risk profile, on which a competitive rate of return to stockholders will be realized over both the short and long term. Capital is managed to enhance stockholder value while providing flexibility for management to act opportunistically in a changing marketplace. Management continually evaluates our capital position in light of current and future growth objectives and regulatory guidelines. Total stockholders’ equity increased to $115.2 million at June 30, 2021 from $78.0 million at September 30, 2020, primarily due to the acquisition of Savoy coupled with net income recorded during the nine months ended June 30, 2021.

The Company’s total shareholders’ equity to total assets ratio and the Company’s tangible common equity to tangible assets ratio (“TCE ratio”) were 7.48% and 6.35%, respectively, at June 30, 2021 versus 9.16% and 8.96%, respectively, at September 30, 2020 and 9.09% and 8.91%, respectively, at June 30, 2020. The ratio of total shareholders’ equity to total assets is the most comparable U.S. GAAP measure to the non-GAAP TCE ratio presented herein. The ratio of tangible common equity to tangible assets, or TCE ratio, is calculated by dividing total common shareholders’ equity by total assets, after reducing both amounts by intangible assets. The TCE ratio is not required by U.S. GAAP or by applicable bank regulatory requirements, but is a metric used by management to evaluate the adequacy of our capital levels. Since there is no authoritative requirement to calculate the TCE ratio, our TCE ratio is not necessarily comparable to similar capital measures disclosed or used by other companies in the financial services industry. Tangible common equity and tangible assets are non-GAAP financial measures and should be considered in addition to, not as a substitute for or superior to, financial measures determined in accordance with U.S. GAAP. Set forth below are the reconciliations of tangible common equity to U.S. GAAP total common shareholders’ equity and tangible assets to U.S. GAAP total assets at June 30, 2021 (in thousands). (See also Non-GAAP Disclosure contained herein.)

All dividends must conform to applicable statutory requirements. Our ability to pay dividends to shareholders depends on the Bank’s ability to pay dividends to us. Additionally, the ability of the Bank to pay dividends is subject to certain regulatory restrictions. Under New York law, a bank may pay a dividend on its common stock only out of net profits, and must obtain the approval of the Superintendent of the DFS if the total of all dividends declared by a bank or trust company in any calendar year shall exceed the total of its net profits for that year combined with its retained net profits of the preceding two years, less any required transfer to surplus or a fund for the retirement of any preferred stock.

No cash dividends were declared during the nine months ended June 30, 2021 and 2020.

Off-Balance Sheet Arrangements

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated financial statements. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the customer. Collateral required varies, but may include accounts receivable, inventory, equipment, real estate and income-producing commercial properties. At June 30, 2021 and September 30, 2020, commitments to originate loans and commitments under unused lines of credit for which the Bank is obligated amounted to approximately $52 million and $29 million, respectively. This increase was primarily attributable to the acquisition of Savoy.

Letters of credit are conditional commitments guaranteeing payments of drafts in accordance with the terms of the letter of credit agreements. Commercial letters of credit are used primarily to facilitate trade or commerce and are also issued to support public and private borrowing arrangements, bond financing and similar transactions. Collateral may be required to support letters of credit based upon management’s evaluation of the creditworthiness of each customer. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. At June 30, 2021 and September 30, 2020, letters of credit outstanding were approximately $907 thousand and $159 thousand, respectively.

Material Changes in Results of Operations – Comparison of the Three Months Ended June 30, 2021 and 2020

We recorded net income of $221 thousand during the three months ended June 30, 2021 versus net income of $1.4 million in the comparable three month period a year ago. The reduction in earnings for the three months ended June 30, 2021 versus the comparable 2020 period was primarily due to a $6.1 million increase in non-interest expense reflecting a $3.9 million increase in acquisition costs related to the Savoy transaction coupled with a $1.3 million increase in salaries and employee benefits expense, partially offset by a $3.9 million improvement in net interest income, a $551 thousand increase in non-interest income and a $150 thousand reduction in the provision for loan losses expense in the calendar quarter ended June 30, 2021 versus the comparable 2020 period.

Net Interest Income and Margin

The $3.9 million improvement in net interest income was primarily attributable to growth in average interest-earning assets of 34.1%, primarily loans, and a 61 basis point increase in the net interest margin to 3.74% in 2021 from 3.13% in the year ago period. The wider net interest margin was largely due to a 109 basis point reduction in the average cost of interest-bearing liabilities to 0.70% in the third fiscal quarter of 2021. Included in net interest income was accretion and amortization of purchase accounting adjustments of $478 thousand during the three months ended June 30, 2021 arising from the acquisition of Savoy. Excluding these purchase accounting adjustments, the adjusted net interest margin was 3.56% in the quarter ended June 30, 2021. Purchase accounting adjustments in the quarter ended June 30, 2020 were immaterial.

The lower cost of average interest-bearing liabilities in 2021 resulted from an improved deposit mix in the 2021 period. Lower cost core deposits (demand, NOW, savings and money market accounts) increased by $279.5 million while higher cost certificates of deposit declined by $80.8 million. Also contributing to the improvement in net interest income for the three months ended June 30, 2021 versus 2020 was a reduction in the average rate paid on Fed funds purchased and FHLB and FRB advances of 119 basis points to 0.65% in the 2021 quarter. Partially offsetting the positive impact of the foregoing factors, the average yield on total interest-earning assets declined by 34 basis points to 4.31% in 2021 versus the comparable 2020 period. This reduction in yield was largely the result of a 61 basis point decrease in the average loan yield to 4.79% in the 2021 quarter.

Provision and Allowance for Loan Losses

We did not record a provision for loan losses expense for the three months ended June 30, 2021 versus a $150 thousand expense recorded in the comparable period in 2020. The allowance for loan losses, which was $7.9 million at June 30, 2021, is determined by management’s ongoing review of the loan portfolio. Management believes the allowance for loan losses is adequate to provide for probable and reasonably estimable losses at June 30, 2021. (See also Critical Accounting Policies, Judgments and Estimates and Asset Quality contained herein.)

Non-interest Income

Non-interest income increased by $551 thousand for the three months ended June 30, 2021 versus 2020. This increase was principally due to increases in loan fees and service charges (up $204 thousand) and gain on the sale of loans held for sale (up $197 thousand) in the 2021 quarter. For the three months ended June 30, 2021 and 2020, we sold loans totaling approximately $13.5 million and $1.7 million, respectively, recognizing net gains of $212 thousand and $15 thousand, respectively.

Historically, we have been able to generate additional income by originating and selling portions of our primary lending products to other financial institutions at premiums, while also retaining servicing rights in some sales. We expect that we will continue to originate loans, for our own portfolio and for sale, which will result in continued growth in interest income while also realizing gains on sale of loans to others and recording servicing income. The loan sale market had been negatively impacted by the COVID-19 pandemic but it continues to improve.

Non-Interest Income
For the three and nine months ended June 30, 2021 and 2020
(dollars in thousands)

	Three months ended June 30,		Over/ (under)	Nine months ended June 30,		Over/ (under)
	2021	2020	2020	2021	2020	2020
Loan fees and service charges	$257	$53	384.9%	$448	$190	135.8%
Service charges on deposit accounts	34	12	183.3	66	47	40.4
Net gain on sale of loans held for sale	212	15	N/M (1)	688	917	(25.0)
Net gain on sale of securities available for sale	-	-	-	240	-	N/M (1)
Other income	147	19	673.7	186	75	148.0
Total non-interest income	$650	$99	556.6%	$1,628	$1,229	32.5%

(1) N/M - denotes % variance not meaningful for statistical purposes.

Non-interest Expense

Total non-interest expense increased by $6.1 million for the three months ended June 30, 2021 versus 2020, principally resulting from an increase of $3.9 million in acquisition costs associated with the acquisition of Savoy coupled with higher salaries and employee benefits of $1.3 million related to our continued organic growth and the Savoy acquisition.

Non-Interest Expense

For the three and nine months ended June 30, 2021 and 2020

(dollars in thousands)

	Three months ended June 30,		Over/ (under)	Nine months ended June 30,		Over/ (under)
	2021	2020	2020	2021	2020	2020
Salaries and employee benefits	$3,980	$2,688	48.1%	$10,481	$8,162	28.4%
Occupancy and equipment	1,300	1,078	20.6	3,680	3,293	11.8
Data processing	419	211	98.6	934	677	38.0
Advertising and promotion	18	63	(71.4)	85	280	(69.6)
Acquisition costs	3,937	-	N/M (1)	4,233	236	N/M (1)
Professional fees	369	290	27.2	1,089	1,632	(33.3)
Other expenses	709	338	109.8	1,545	1,170	32.1
Total non-interest expense	$10,732	$4,668	129.9%	$22,047	$15,450	42.7%

(1) N/M - denotes % variance not meaningful for statistical purposes.

We recorded income tax expense of $145 thousand and an effective tax rate of 39.6% for the three months ended June 30, 2021 versus income tax expense of $374 thousand and an effective tax rate of 21.0% in the comparable 2020 period. The increased effective tax rate in 2021 was primarily related to certain non-deductible items resulting from the Savoy acquisition.

Material Changes in Results of Operations – Comparison of the Nine Months Ended June 30, 2021 and 2020

We recorded net income of $3.8 million during the nine months ended June 30, 2021 versus $3.4 million in the comparable nine month period a year ago. The $367 thousand increase in earnings for the nine months ended June 30, 2021 versus the comparable 2020 period was primarily due to a $5.8 million or 29.5% increase in net interest income, an $850 thousand reduction in the provision for loan losses and an increase in non-interest income of $399 thousand, offset in part by a $6.6 million increase in non-interest expense in the 2021 period, including $4.2 million in acquisition costs related to the merger with Savoy compared to acquisition costs of $236 thousand in the comparable 2020 period. Our effective tax rate increased to 21.9% in 2021 from 21.8% a year ago.

The $5.8 million improvement in net interest income was primarily attributable to a 54 basis point widening of the net interest margin to 3.69% in 2021 from 3.15% a year ago. The margin improvement resulted from a 104 basis point reduction in the yield on average total interest-bearing liabilities to 0.95% from 1.99% a year ago, largely due to a 114 basis point decline in the average cost of savings and time deposits in the nine months ended June 30, 2021. Also adding to the wider margin was a shift in the average interest-earning asset mix resulting from a $101.6 million increase in average loans outstanding as a result of the Savoy acquisition during the third fiscal quarter of 2021, coupled with a $15.9 million reduction in low yielding average interest-earning cash versus the comparable 2020 period.

The lower cost of interest-bearing liabilities in 2021 was also the result of a $65.3 million reduction in average time deposit balances, coupled with increases in lower cost average savings deposits and non-interest-bearing demand deposit balances of $90.2 million and $41.8 million, respectively. Also contributing to the improvement in net interest income for the nine months ended June 30, 2021 versus 2020 was a decrease of 97 basis points in the average cost of Fed funds purchased and FHLB and FRB advances. Partially offsetting the positive impact of the foregoing factors, the average yield on total interest-earning assets declined by 39 basis points to 4.46% in 2021 versus the comparable 2020 period. This reduction in yield was largely the result of a 50 basis point decrease in the average loan yield to 4.93% in 2021.

The following table sets forth certain information relating to our average assets and liabilities for the periods presented and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown.

NET INTEREST INCOME ANALYSIS
For the Nine Months Ended June 30, 2021 and 2020
(dollars in thousands)

	2021				2020
	Average		Yield/		Average		Yield/
	Balance	Interest	Rate		Balance	Interest	Rate
Assets:
Interest-earning assets:
Loans (1)	$818,467	$30,189	4.93%		$716,861	$29,124	5.43%
Investment securities (1)	16,953	523	4.12%		12,904	346	3.58%
Interest-earning cash	86,373	61	0.09%		102,510	683	0.89%
FHLB stock and other investments	4,151	142	4.57%		4,987	229	6.13%
Total interest-earning assets	925,944	30,915	4.46%		837,262	30,382	4.85%
Non interest-earning assets:
Cash and due from banks	6,702				5,905
Other assets	27,351				21,638
Total assets	$959,997				$864,805

Liabilities and shareholders' equity:
Interest-bearing liabilities:
Savings, NOW and money market deposits	$270,216	$543	0.27%		$180,005	$1,307	0.97%
Time deposits	365,441	3,129	1.14%		430,753	7,421	2.30%
Total savings and time deposits	635,657	3,672	0.77%		610,758	8,728	1.91%
Fed funds purchased & FHLB & FRB advances	93,787	632	0.90%		87,670	1,228	1.87%
Note payable	439	74	22.54	%(2)	14,982	670	5.97%
Subordinated debentures	23,949	960	5.36%		-	-	0.00%
Total interest-bearing liabilities	753,832	5,338	0.95%		713,410	10,626	1.99%
Demand deposits	110,990				69,195
Other liabilities	9,650				7,946
Total liabilities	874,472				790,551
Shareholders' equity	85,525				74,254
Total liabilities & shareholders' equity	$959,997				$864,805
Net interest rate spread			3.51%				2.86%
Net interest income/margin		$25,577	3.69%			$19,756	3.15%

(1) There is no tax-exempt interest income.

(2) Includes impact of debt extinguishment charges. Excluding the impact of these charges, the average cost was 5.79%.

We recorded a $300 thousand expense to the provision for loan losses for the nine months ended June 30, 2021 versus a $1.2 million expense recorded for the comparable period in 2020. (See also Critical Accounting Policies, Judgments and Estimates and Asset Quality contained herein.)

Non-interest income increased by $399 thousand for the nine months ended June 30, 2021 versus 2020. This improvement was principally due to a $258 thousand increase in loan fees and service charges and a $240 thousand increase in net gain on sale of securities available for sale in 2021. For the nine months ended June 30, 2021 and 2020, we sold loans totaling approximately $31.3 million and $31.8 million, respectively, recognizing net gains of $688 thousand and $917 thousand, respectively.

Total non-interest expense increased by $6.6 million for the nine months ended June 30, 2021 versus 2020, principally resulting from an increase in Savoy-related acquisition costs to $4.2 million from $236 thousand in 2020, and higher salaries and employee benefits of $2.3 million reflecting both the Savoy acquisition and our organic growth. The operating efficiency ratio, defined as total non-interest expense as a percentage of total revenue, less gain on sale of securities, was 81.8% for the nine months ended June 30, 2021 compared to 73.6% in the comparable period of 2020. The adjusted operating efficiency ratios, excluding the impact of Savoy related acquisition costs, for the same two periods was 65.9% and 69.0% respectively.

We recorded income tax expense of $1.1 million for the nine months ended June 30, 2021 resulting in an effective tax rate of 21.9%, versus income tax expense of $957 thousand and an effective tax rate of 21.8% in the comparable 2020 period.

Asset Quality

Total non-accrual loans at June 30, 2021 were $7.0 million, or 0.54% of total loans, compared to $953 thousand, or 0.13% of total loans at September 30, 2020 and $3.2 million, or 0.44% of total loans, at June 30, 2020. The Hanover legacy portfolio component of the June 30, 2021 non-accrual loans is $4.6 million while the balance comes from acquired Savoy loans. Management believes all of the our non-accrual loans at June 30, 2021 are well collateralized and no specific reserves have been taken with regard to these loans. The allowance for loan losses as a percentage of total non-accrual loans amounted to 111%, 826% and 252% at June 30, 2021, September 30, 2020 and June 30, 2020, respectively.

Total accruing loans, excluding purchased credit-impaired loans, delinquent 30 days or more amounted to $1.5 million, $4.5 million and $991 thousand at June 30, 2021, September 30, 2020 and June 30, 2020, respectively.

Total loans having credit risk ratings of Special Mention or Substandard were $52.7 million at June 30, 2021 versus $8.2 million at September 30, 2020 and $4.6 million at June 30, 2020. The increase in both the Special Mention and Substandard levels is due to the acquired loan portfolio of Savoy Bank. The acquired portfolio has a large component of SBA loans, which have been supported through the COVID-pandemic with assistance from the SBA. The high level of criticized loans in the Savoy portfolio results in part from a conservative view of these borrowers’ ability to perform once government assistance ends, as well as specific instances of borrowers seeking assistance/deferrals/modifications due to the impact to their business. Our Special Mention and Substandard loans were comprised of residential real estate, multi-family, commercial real estate loans and commercial and industrial loans (including SBA facilities) at June 30, 2021. We had no loans with a credit risk rating of Doubtful for the periods presented. All loans not having credit risk ratings of Special Mention, Substandard or Doubtful are considered pass loans.

At each of June 30, 2021, September 30, 2020, and June 30, 2020, we had $1.7 million in troubled debt restructurings (“TDRs”), consisting of residential real estate loans.

At June 30, 2021, our allowance for loan losses amounted to $7.9 million or 0.61% of period-end total loans outstanding. The allowance as a percentage of loans outstanding was 1.09% at September 30, 2020 and 1.11% at June 30, 2020. We recorded net loan charge-offs of $327 thousand and $317 thousand, respectively, during the three and nine months ended June 30, 2021 versus net loan charge-offs of $224 thousand and $524 thousand, respectively, during the three months and full year ended September 30, 2020. We recorded no loan charge-offs or recoveries during the three months ended June 30, 2020.

We did not record a provision for loan losses expense for the three months ended June 30, 2021 versus a $150 thousand expense recorded for the comparable period in 2020. We recorded a $300 thousand expense to the provision for loan losses for the nine months ended June 30, 2021 versus a $1.2 million expense recorded for the comparable period in 2020. Adjustments to our loss experience is based on management’s evaluation of several environmental factors, including: changes in local, regional, national, and international economic and business conditions and developments that affect the collectability of the loan portfolio, including the condition of various market segments; changes in the nature and volume of our portfolio and in the terms of our loans; changes in the experience, ability, and depth of lending management and other relevant staff; changes in the volume and severity of past due loans, the volume of nonaccrual loans and the volume and severity of adversely classified or graded loans; changes in the quality of our loan review system; changes in lending policies, procedures and strategies; changes in the value of underlying collateral for collateral-dependent loans; the existence and effect of any concentrations of credit and changes in the level of such concentrations; and the effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the Company’s existing portfolio.

ASSET QUALITY
June 30, 2021 versus September 30, 2020 and June 30, 2020
(dollars in thousands)

	As of or for the three months ended
	6/30/2021	9/30/2020	6/30/2020
Non-accrual loans	$7,043	$953	$3,171
Loans 90 days or more past due and still accruing	1,077	296	296
Other real estate owned	-	-	-
Total non-performing assets (1)	$8,120	$1,249	$3,467

Performing TDRs	$455	$454	$454

Loans held for sale	$3,883	$-	$3,204
Loans held for investment	$1,293,262	$725,019	$720,315

Allowance for loan losses:
Beginning balance	$8,179	$7,993	$7,843
Provision	-	100	150
Charge-offs	(328)	(238)	-
Recoveries	1	14	-
Ending balance	$7,852	$7,869	$7,993
Allowance for loan losses as a % of total loans (2)	0.61%	1.09%	1.11%

Allowance for loan losses as a % of non-accrual loans (2)	111%	826%	252%

Non-accrual loans as a % of total loans (2)	0.54%	0.13%	0.44%

Non-performing assets as a % of total loans, loans held for sale and other real estate owned	0.63%	0.17%	0.48%

Non-performing assets as a % of total assets	0.53%	0.15%	0.41%

Non-performing assets and performing TDRs, as a % of total loans held for sale and investment	0.66%	0.23%	0.54%

(1) Non-performing assets defined as non-accrual loans, loans 90 days or more past due and still accruing and other real estate owned.

(2) Excludes loans held for sale.

Material Changes In Financial Condition At September 30, 2020 Versus 2019

General

Our total assets for the period ended September 30, 2020 were $851.6 million versus $848.8 million at September 30, 2019. Total deposits at September 30, 2020 increased by 2.2% to $664.8 million when compared to September 30, 2019. Total borrowings at September 30, 2020 were $100.1 million, including $69.0 million of outstanding FHLB advances.

Cash and Cash Equivalents

Total cash and cash equivalents decreased $7.6 million to $80.2 million at September 30, 2020 versus September 30, 2019, primarily reflecting a decrease of $21.6 million in Federal funds sold, partially offset by a $13.8 million increase in interest-earning balances. On average, total interest-earning balances increased $42.2 million year over year as our management made a business decision to reduce residential loan originations and maintain additional liquidity until the impact of the COVID-19 pandemic became clearer.

Investment Securities

Total investment securities were $16.8 million and $12.9 million at September 30, 2020 and 2019, respectively. The increase in investments largely reflects purchases for the available for sale portfolio of other financial institution corporate debt totaling $5.0 million.

Loans

For the twelve months ended September 30, 2020, our loan portfolio, net of sales, grew by $4.6 million, or 0.6%, to $725.0 million. Year over year growth was concentrated primarily in PPP and commercial real estate loans. At September 30, 2020, our residential loan portfolio amounted to $454.1 million, with an average loan balance of $430 thousand and a weighted average loan-to-value ratio of 52%. Commercial real estate loans totaled $250.2 million at September 30, 2020, with an average loan balance of $722 thousand and a weighted average loan-to-value ratio of 49%. Our commercial real estate concentration ratio was 246% of capital at September 30, 2020 versus 265% of capital at September 30, 2019.

During the twelve months ended September 30, 2020, we sold $34.4 million in performing loans held- for-sale and recorded cumulative gains of $917 thousand, as compared to sales of $196.1 million and cumulative gains of $4.4 million in the year ended September 30, 2019. The loan sale market has been negatively impacted by the COVID-19 pandemic although current indications are that it continues to improve.

Allowance for Loan Losses

The allowance for loan losses was $7.9 million at September 30, 2020, versus $7.1 million at September 30, 2019. The increase is largely the result of the higher provision in 2020 compared to 2019 due to estimated probable incurred losses resulting from economic concerns primarily related to the COVID-19 pandemic.

Restricted Securities

Restricted securities were $4.2 million and $5.6 million at September 30, 2020 and 2019, respectively. The decrease of $1.4 million in restricted securities is primarily a result of our reduced usage of the FHLB borrowing facility, which in turn reduced the amount of the FHLB stock we were required to hold.

Deposits

At September 30, 2020, total deposits were $664.8 million, an increase of $14.4 million when compared to September 30, 2019. This increase was primarily due to increases in time deposits and core deposit balances of $9.2 million and $5.2 million, respectively. Core deposit balances, which consist of demand, NOW, savings and money market deposits, represented 40.6% and 40.7% of total deposits at September 30, 2020 and 2019, respectively. At those dates, demand deposit balances represented 12.4% and 10.7% of total deposits.

Borrowings

We reduced usage of our FHLB borrowing capacity in the quarter ended September 30, 2020 as other lower cost funding options were utilized to replace maturing FHLB advances. Total borrowings at September 30, 2020 were $100.1 million, including $16.2 million in PPPLF advances, with a weighted average rate and term of 1.17% and 24 months, respectively. PPPLF advances are secured by the PPP loans originated by Hanover Bank and are non-recourse to Hanover Bank. At September 30, 2020, we had $69.0 million of outstanding advances from FHLB as compared to $100.7 million at September 30, 2019. Borrowings at both dates include a $15.0 million note payable to another financial institution, which was repaid subsequent to year end.

Shareholders’ Equity

Shareholders’ equity increased by $6.1 million to $78.0 million at September 30, 2020 from September 30, 2019 resulting in a 7.7% increase in tangible book value per share over the past twelve months to $18.23 at September 30, 2020.

Our capital strength is mirrored by the capital position of Hanover Bank, as reflected in the excess of its regulatory capital ratios over the risk-based capital adequacy ratio levels required for classification as a “well-capitalized” institution by the FDIC (see Note 12 of the Notes to the Consolidated Financial Statements). At September 30, 2020, Hanover Bank’s Tier 1 capital to average total assets, its Tier1 capital to risk-weighted assets and its Total capital to risk-weighted assets ratios were 11.22%, 19.32% and 20.57%, respectively. Since 2012, we have raised $47.5 million in capital through several private offerings with accredited investors.

Material Changes in Results of Operations for the Fiscal Year Ended September 30, 2020 versus 2019

General

We recorded net income of $5.0 million, or $1.18 per diluted common share, for the fiscal year ended September 30, 2020, down from $8.1 million, or $2.06 per diluted common share, for the fiscal year ended September 30, 2019. Fiscal year returns on average assets and average common shareholders’ equity were 0.58% and 6.63%, respectively in 2020, versus 1.16% and 12.71% a year ago.

The reduction in earnings in 2020 resulted from a $5.1 million increase in total non-interest expenses, principally due to growth in personnel and branch facilities as a result of the CFSB acquisition in August, 2019 coupled with Savoy merger expenses and professional fees incurred in connection with the February, 2020 annual shareholders meeting. Also contributing to the earnings decline in 2020 was a $3.4 million decrease in non-interest income and a $600 thousand increase in the provision for loan losses due to economic concerns primarily related to the COVID-19 pandemic. Partially offsetting these factors was a $4.7 million improvement in net interest income and a reduction in Hanover’s effective income tax rate to 20.0% in 2020 from 24.1% in 2019.

Net Interest Income

The $4.7 million, or 21.0%, improvement in fiscal year 2020 net interest income resulted from a $143.8 million (21.1%) increase in average total interest-earning assets, coupled with a 20 basis point reduction in the cost of average total interest-bearing liabilities to 1.87% from 2.07% a year ago. The lower cost of funds in 2020 was largely the result of a reduction in the cost of interest-bearing deposits (down 22 basis points), accompanied by a shift in the deposit mix to a greater concentration of non-interest-bearing demand deposit balances (up $25.9 million). Partially offsetting the positive impact of the foregoing factors, the average rate on total interest-earning assets declined by 20 basis points to 4.87% for the twelve months ended September 30, 2020 versus the prior year period. This reduction in yield reflects the increase in average lower yielding cash balances of $42.2 million year over year, despite increases of $101.5 million in average loans and eight basis points in the average loan yield to 5.38%. The net interest margin decreased one basis point to 3.29% in 2020 from 3.30% in 2019.

Additionally, the average investment securities portfolio increased by $1.1 million to $13.9 million in 2020 versus the year ago period. The average yield on the investment portfolio increased to 3.76% in 2020 versus 3.32% a year ago. Average core deposits, consisting of demand, savings, NOW and money market deposits, increased $44.9 million (21.8%) to $251.1 million during the 2020 fiscal year versus the 2019 fiscal year, while average total deposits increased by $161.2 million (31.7%) to $669.5 million in 2020 versus 2019. Lastly, average borrowings decreased $20.8 million (17.3%) year over year.

Provision for Loan Losses

We recorded a $1.3 million expense to the provision for loan losses in the 2020 fiscal year versus a $650 thousand expense to the provision taken in the 2019 fiscal year. The allowance for loan losses was $7.9 million at September 30, 2020 versus $7.1 million at September 30, 2019. Management believes the allowance for loan losses is adequate to provide for probable and reasonably estimable losses at September 30, 2020.

Non-Interest Income

Non-interest income decreased by $3.4 million in fiscal year 2020 versus fiscal year 2019. This reduction was principally due to a lower gain on sale of loans held-for-sale in 2020.

Non-Interest Expense

Total non-interest expense increased by $5.1 million or 32.3% in the 2020 fiscal year versus the 2019 fiscal year principally as a result of higher salaries and employee benefits of $2.1 million and increased occupancy and equipment expenses of $1.6 million, reflecting the CFSB acquisition. The operating efficiency ratio, defined as total non-interest expense as a percentage of total revenue, was 73.8% in 2020 compared to 58.4% in 2019.

Income Tax Expense

We recorded income tax expense of $1.2 million for the 2020 fiscal year resulting in an effective tax rate of 20.0% versus income tax expense of $2.6 million and an effective tax rate of 24.1% in the 2019 fiscal year.

Distribution of Assets, Liabilities and Shareholders’ Equity: Net Interest Income and Rates

The following table sets forth certain information relating to our average assets and liabilities for the periods presented and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown.

	Years Ended September 30,
	2020			2019			2018
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate

	(dollars in thousands)
ASSETS
Interest-earning assets:
Loans (1)	$717,834	$38,641	5.38%	$616,353	$32,660	5.30%	$504,145	$25,466	5.05%
Investment securities (1)	13,907	523	3.76%	12,851	427	3.32%	13,627	451	3.31%
Interest-earning cash	87,828	692	0.79%	45,598	1,044	2.29%	29,134	480	1.65%
FHLB stock and other investments	4,678	277	5.92%	5,611	366	6.52%	4,916	327	6.65%
Total interest-earning assets	824,247	40,133	4.87%	680,413	34,497	5.07%	551,822	26,724	4.84%
Non interest-earning assets:
Cash and due from banks	5,588			4,320			2,834
Other assets	22,219			13,133			12,564
Total assets	$852,054			$697,866			$567,220

LIABILITIES & STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Savings, NOW and money market deposits	$179,106	$1,445	0.81%	$160,073	$2,510	1.57%	$110,180	$1,265	1.15%
Time deposits	418,384	9,180	2.19%	302,124	6,725	2.23%	273,186	4,811	1.76%
Total savings and time deposits	597,490	10,625	1.78%	462,197	9,235	2.00%	383,366	6,076	1.58%
Fed funds purchased, FHLB & FRB borrowings	84,568	1,491	1.76%	105,397	1,949	1.85%	93,614	1,544	1.65%
Note payable	14,982	895	5.97%	14,979	892	5.96%	13,377	883	6.60%
Total interest-bearing liabilities	697,040	13,011	1.87%	582,573	12,076	2.07%	490,357	8,503	1.73%
Noninterest-bearing demand deposits	72,007			46,132			25,785
Other liabilities	8,031			5,573			4,533
Total liabilities	777,078			634,278			520,675
Stockholders' equity	74,976			63,588			46,545
Total liabilities and stockholders’ equity	$852,054			$697,866			$567,220

Net interest rate spread			3.00%			3.00%			3.11%
Net interest income/margin		$27,122	3.29%		$22,421	3.30%		$18,221	3.30%

(1) There is no tax-exempt interest income.

The following table presents, by category, the major factors that contributed to the changes in net interest income. Changes due to both volume and rate have been allocated in proportion to the relationship of the dollar amount change in each.

	Nine Months Ended June 30,			Years Ended September 30,
	2021/2020			2020/2019			2019/2018
	Increase (Decrease)			Increase (Decrease)			Increase (Decrease)
	Due to Change in:			Due to Change in:			Due to Change in:
	Average Volume	Average Rate	Net Change	Average Volume	Average Rate	Net Change	Average Volume	Average Rate	Net Change

	(dollars in thousands)
Interest income:
Loans	$3,896	$(2,831)	$1,065	$5,455	$526	$5,981	$5,894	$1,300	$7,194
Investment securities	120	57	177	37	59	96	(26)	2	(24)
Interest-earning cash	(92)	(527)	(619)	596	(948)	(352)	334	230	564
FHLB stock and other investments	(44)	(46)	(90)	(57)	(32)	(89)	45	(6)	39
Total interest income	3,880	(3,347)	533	6,031	(395)	5,636	6,247	1,526	7,773

Interest expense:
Savings, NOW and money market deposits	461	(1,225)	(764)	269	(1,334)	(1,065)	688	557	1,245
Time deposits	(992)	(3,300)	(4,292)	2,553	(98)	2,455	548	1,366	1,914
Fed funds purchased, FHLB & FRB borrowings	80	(676)	(596)	(370)	(88)	(458)	206	199	405
Note payable	(1,118)	522	(596)	-	3	3	100	(91)	9
Subordinated debentures	960	-	960	-	-	-	-	-	-
Total interest expense	(609)	(4,679)	(5,288)	2,452	(1,517)	935	1,542	2,031	3,573

Net interest income	$4,489	$1,332	$5,821	$3,579	$1,122	$4,701	$4,705	$(505)	$4,200

Investment Securities

The following table sets forth the carrying value of our investment securities, as of the periods presented for each of the last three years.

	June 30,		September 30,
	2021	2020	2020	2019	2018

	(dollars in thousands)
Investment Securities Available-for-Sale, at fair value:
U.S. GSE residential mortgage-backed securities	$844	$965	$962	$911	$-
U.S. GSE commercial mortgage-backed securities	-	-	-	-	185
Corporate bonds	6,933	5,015	5,073	-	-
Total investment securities available-for-sale	7,777	5,980	6,035	911	185

Investment Securities Held-to-Maturity, at amortized cost:
U.S. GSE residential mortgage-backed securities	2,779	4,916	4,478	5,729	6,579
U.S. GSE commercial mortgage-backed securities	2,708	2,762	2,749	2,801	2,852
Corporate bonds	3,500	3,500	3,500	3,500	3,500
Total investment securities held-to-maturity	8,987	11,178	10,727	12,030	12,931
Total Investment Securities	$16,764	$17,158	$16,762	$12,941	$13,116

The table below illustrates the maturity distribution and weighted average yield on a tax-equivalent basis for amortized cost of our investment securities, excluding equity securities, as of June 30, 2021 and September 30, 2020, on a contractual maturity basis.

	As of June 30, 2021
	Due under 1 year		Due after 1 year through 5 years		Due after 5 years through 10 years		Due after 10 years		Total
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Market Value
	(dollars in thousands)
Investment Securities Available-for-Sale:
U.S. GSE residential mortgage-backed securities	$37	2.11%	$2	4.86%	$-	0.00%	$714	2.89%	$753	2.86%	$844
Corporate bonds	-	0.00%	-	0.00%	6,700	4.61%	-	0.00%	6,700	4.61%	6,933
Total investment securities available-for-sale	37	2.11%	2	4.86%	6,700	4.61%	714	2.89%	7,453	4.43%	7,777

Investment Securities Held-to-Maturity:
U.S. GSE residential mortgage-backed securities	-	0.00%	-	0.00%	-	0.00%	2,779	2.30%	2,779	2.30%	2,846
U.S. GSE commercial mortgage-backed securities	-	0.00%	-	0.00%	2,708	2.68%	-	0.00%	2,708	2.68%	2,902
Corporate bonds	-	0.00%	1,500	5.01%	2,000	5.25%	-	0.00%	3,500	5.15%	3,515
Total investment securities held-to-maturity	-	0.00%	1,500	5.01%	4,708	3.77%	2,779	2.30%	8,987	3.52%	9,263

Total Investment Securities	$37	2.11%	$1,502	5.01%	$11,408	4.26%	$3,493	2.42%	$16,440	3.94%	$17,040

	As of September 30, 2020
	Due after 5 years through 10 years		Due after 10 years		Total
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Market Value
	(dollars in thousands)
Investment Securities Available-for-Sale:
U.S. GSE residential mortgage-backed securities	$-	0.00%	$838	2.73%	$838	2.73%	$962
Corporate bonds	5,000	5.75%	-	0.00%	5,000	5.75%	5,073
Total investment securities available-for-sale	5,000	5.75%	838	2.73%	5,838	5.32%	6,035

Investment Securities Held-to-Maturity:
U.S. GSE residential mortgage-backed securities	-	0.00%	4,478	2.19%	4,478	2.19%	4,596
U.S. GSE commercial mortgage-backed securities	2,749	2.68%	-	0.00%	2,749	2.68%	3,002
Corporate bonds	3,500	5.79%	-	0.00%	3,500	5.79%	3,533
Total investment securities held-to-maturity	6,249	4.42%	4,478	2.19%	10,727	3.49%	11,131

Total Investment Securities	$11,249	5.01%	$5,316	2.28%	$16,565	4.13%	$17,166

Loans and Allowance for Loan Losses

The following table sets forth the classification of our loans by loan portfolio segment for the periods presented.

	June 30,		September 30,
	2021	2020	2020	2019	2018	2017	2016

			(dollars in thousands)
Real estate:
Residential	$453,108	$460,396	$454,073	$465,422	$372,673	$238,251	$147,286
Multi-family	227,545	125,434	136,539	139,504	132,301	120,143	95,407
Commercial	331,040	110,947	113,615	108,197	48,669	59,190	51,527
Commercial and industrial (1)	271,038	24,079	21,100	7,353	6,736	5,715	6,697
Construction	10,517	-	-	-	-	-	-
Consumer	14	36	24	501	24	86	217
Gross loans	1,293,262	720,892	725,351	720,977	560,403	423,385	301,134
Net deferred costs (fees)	-	(577)	(332)	(535)	(1,023)	(758)	(36)
Total loans	1,293,262	720,315	725,019	720,442	559,380	422,627	301,098
Allowance for loan losses	(7,852)	(7,993)	(7,869)	(7,143)	(6,493)	(4,795)	(3,419)
Total loans, net	$1,285,410	$712,322	$717,150	$713,299	$552,887	$417,832	$297,679

(1) Includes PPP loans of $240.3 million at 6/30/21, $16.4 million at 6/30/20, and $17.6 million at 9/30/20.

The following table sets forth the classification of certain of our gross loans classified by fixed and adjustable rates as of the periods presented by remaining contractual maturity.

	At June 30, 2021, Maturing				At September 30, 2020, Maturing
	In One Year or Less	After One Year through Five Years	After Five Years	Total	In One Year or Less	After One Year through Five Years	After Five Years	Total
(dollars in thousands)
Commercial and industrial	$102,275	$157,322	$11,441	$271,038	$2,322	$18,123	$655	$21,100
Real estate construction	7,641	-	2,876	10,517	-	-	-	-
Total	$109,916	$157,322	$14,317	$281,555	$2,322	$18,123	$655	$21,100

Loans with:
Fixed rates		$156,740	$14,101	$170,841		$17,825	$206	$18,031
Variable rates		582	216	798		298	449	747
Total		$157,322	$14,317	$171,639		$18,123	$655	$18,778

At June 30, 2021, we had $8.1 million in non-performing loans which represented 0.77% of total loans outstanding. For the nine months ended June 30, 2021, we recorded a provision for loan losses of $300 thousand. The June 30, 2021 allowance for loan losses balance was $7.9 million versus $8.0 million at June 30, 2020. The allowance for loan losses as a percent of total loans was 0.75% at June 30, 2021 (excluding PPP loans AND LOANS HFS) versus 1.13% at June 30, 2020.

The following table sets forth, as of the dates indicated, the amount of Hanover’s nonaccrual loans, other real estate owned (“OREO”), performing troubled debt restructurings (“TDRs”) and loans past due 90 days or more and still accruing.

	At June 30,		At September 30,
	2021	2020	2020	2019	2018	2017	2016

	(dollars in thousands)
Nonaccrual loans	$7,043	$3,171	$953	$1,613	$-	$-	$-
Loans 90 days or more past due and still accruing	1,077	296	296	629	-	-	-
OREO	-	-	-	-	-	-	-
Total nonperforming assets(1)	$8,120	$3,467	$1,249	$2,242	$-	$-	$-

Performing TDRs	$455	$454	$454	$454	$354	$562	$1,055

Nonaccrual loans to total loans(2)	0.54%	0.44%	0.13%	0.22%	0.00%	0.00%	0.00%

Nonperforming assets to total assets	0.53%	0.41%	0.15%	0.26%	0.00%	0.00%	0.00%
Nonperforming assets and performing TDRs, to total loans and loans held-for-sale	0.66%	0.54%	0.23%	0.37%	0.06%	0.13%	0.33%

(1)	Non-performing assets defined as non-accrual loans, loans 90 days or more past due and still accruing and other real estate owned.
(2)	Excludes loans held for sale.

The table below sets forth information on our classified loans and loans designated as special mention (excluding loans held-for-sale) as of the dates presented.

	June 30,		September 30,
	2021	2020	2020	2019
(dollars in thousands)
Classified Loans
Substandard	$23,275	$4,560	$3,132	$2,697
Doubtful	-	-	-	-
Loss	-	-	-	-
Total classified loans	23,275	4,560	3,132	2,697
Special Mention Loans	29,424	-	5,080	241
Total classified and special mention loans	$52,699	$4,560	$8,212	$2,938

The following table reflects the relationship of loan volume, the provision and allowance for loan losses and net charge-offs for the past five years.

	Nine Months Ended
	June 30,		Years Ended September 30,
	2021	2020	2020	2019	2018	2017	2016

	(dollars in thousands)
Beginning balance	$7,869	$7,143	$7,143	$6,493	$4,795	$3,419	$2,180
Charge-offs:
Residential real estate	267	-	-	-	-	-	-
Multi-family	32	-	-	-	-	-	-
Commercial real estate	29	-	224	-	-	-	-
Commercial and industrial	-	300	300	-	-	-	-
Total charge-offs	328	300	524	-	-	-	-
Recoveries:
Commercial and industrial	11	-	-	-	-	-	14
Total recoveries	11	-	-	-	-	-	14
Net charge-offs/(recoveries)	317	300	524	-	-	-	(14)
Provision for loan losses	300	1,150	1,250	650	1,698	1,376	1,225
Balance at end of period	$7,852	$7,993	$7,869	$7,143	$6,493	$4,795	$3,419

Ratio of net charge-offs/recoveries during the period to average loans outstanding during the period	0.05%	0.06%	0.07%	0.00%	0.00%	0.00%	0.01%

Allowance for loan losses as a percentage of total loans at period end (1)	0.75%	1.13%	1.11%	0.99%	1.16%	1.13%	1.14%

(1)	Excludes PPP and held for sale loans.

The table below shows, by loan segment, the amounts of the allowance allocable to such loans and the percentage of such loans to gross loans, along with the amount of the unallocated allowance.

	Residential Real Estate		Multi-family		Commercial Real Estate		Commercial and Industrial		Construction		Consumer		Unallocated
	Amount of Allowance	Loans to Gross Loans	Amount of Allowance	Loans to Gross Loans	Amount of Allowance	Loans to Gross Loans	Amount of Allowance	Loans to Gross Loans	Amount of Allowance	Loans to Gross Loans	Amount of Allowance	Loans to Gross Loans	Amount of Allowance	Total Allowance

		(dollars in thousands)
June 30, 2021	$4,375	35.0%	$1,900	17.6%	$1,509	25.6%	$67	21.0%	$-	0.8%	$1	0.0%	$-	$7,852
June 30, 2020	5,270	63.9%	1,405	17.4%	1,229	15.4%	87	3.3%	-	0.0%	2	0.0%	-	7,993
September 30, 2020	5,103	62.6%	1,506	18.8%	1,221	15.7%	38	2.9%	-	0.0%	1	0.0%	-	7,869
September 30, 2019	4,647	64.6%	1,215	19.3%	1,193	15.0%	75	1.0%	-	0.0%	13	0.1%	-	7,143
September 30, 2018	4,363	66.5%	1,478	23.6%	500	8.7%	152	1.2%	-	0.0%	-	0.0%	-	6,493
September 30, 2017	2,659	56.3%	1,422	28.4%	651	14.0%	62	1.3%	-	0.0%	1	0.0%	-	4,795
September 30, 2016	1,524	48.9%	975	31.7%	528	17.1%	78	2.2%	-	0.0%	2	0.1%	312	3,419

Deposits

The following table sets forth the distribution of total deposit accounts by account types for each of the dates indicated.

	June 30, 2021		June 30, 2020		September 30, 2020		September 30, 2019		September 30, 2018
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
(dollars in thousands)
Demand, noninterest-bearing	$179,259	15.5%	$84,049	12.7%	$82,350	12.4%	$69,606	10.7%	$44,697	9.6%
NOW	250,172	21.6%	33,364	5.1%	34,086	5.1%	53,564	8.2%	33,036	7.1%
Money market	211,085	18.2%	96,190	14.6%	110,353	16.6%	102,054	15.7%	62,705	13.5%
Savings	58,217	5.0%	42,469	6.4%	43,218	6.5%	39,548	6.1%	34,649	7.4%
Time	460,689	39.7%	403,260	61.2%	394,753	59.4%	385,514	59.3%	291,072	62.4%

Total Deposits	$1,159,422	100.0%	$659,332	100.0%	$664,760	100.0%	$650,286	100.0%	$466,159	100.0%

The following table sets forth the year-to-date average balances and weighted average rates for various types of deposits for the periods presented.

	Nine Months Ended June 30,				Years Ended September 30,
	2021		2020		2020		2019		2018
	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate
(dollars in thousands)
Demand, noninterest bearing	$110,990	0.00%	$69,195	0.00%	$72,007	0.00%	$46,132	0.00%	$25,785	0.00%
NOW	113,234	0.26%	38,287	0.74%	37,774	0.63%	40,764	0.86%	16,199	0.73%
Money market	111,152	0.30%	101,201	1.23%	100,109	1.02%	93,621	2.03%	27,324	1.43%
Savings	45,830	0.20%	40,517	0.53%	41,223	0.45%	25,688	1.01%	66,657	1.13%
Time	365,441	1.14%	430,753	2.30%	418,384	2.19%	302,124	2.23%	273,186	1.76%

Total Deposits	$746,647	0.66%	$679,953	1.71%	$669,497	1.59%	$508,329	1.82%	$409,151	1.49%

The following table summarizes the maturity distribution of time deposits in denominations of $100,000 or more.

	June 30,		September 30,
	2021	2020	2020	2019
(dollars in thousands)
3 months or less	$92,194	$68,911	$59,075	$38,372
Over 3 to 6 months	68,191	58,686	73,907	30,459
Over 6 to 12 months	82,495	86,447	83,940	94,411
Over 12 months	101,577	40,356	39,111	84,311
Total	$344,457	$254,400	$256,033	$247,553

Contractual and Off-Balance Sheet Obligations

The following table summarizes contractual obligations at June 30, 2021 and September 30, 2020 and the effect such obligations are expected to have on liquidity and cash flows in future periods.

	At June 30, 2021					At September 30, 2020
Contractual Obligation	Total	Less than one year	1-3 years	3-5 years	More than 5 years	Total	Less than one year	1-3 years	3-5 years	More than 5 years
(dollars in thousands)
Time deposits	$460,689	$128,915	$99,902	$120,294	$111,578	$394,753	$339,826	45,058	$9,869	$-
Subordinated debentures	24,498	-	-	-	24,498	-	-	-	-	-
Note payable	-	-	-	-	-	14,984	-	-	-	14,984
FHLB borrowings	51,454	9,714	15,800	25,940	-	68,998	34,758	8,300	25,940	-
FRB borrowings	176,886	50,012	-	126,874	-	16,156	-	16,156	-	-
Operating leases	14,442	1,931	3,852	3,690	4,969	14,287	1,544	3,223	3,354	6,166
Standby letters of credit	907	907	-	-	-	159	159	-	-	-
Unused lines of credit(1)	734	45	-	-	689	492	3	-	-	489

(1) Excludes those unconditionally cancellable.

Interest Rate and Market Risk

Interest rate risk is the risk to earnings and value arising from changes in market interest rates. Interest rate risk arises from timing differences in the repricing and maturities of interest-earning assets and interest-bearing liabilities (repricing risk), changes in the expected maturities of assets and liabilities arising from embedded options, such as borrowers’ ability to prepay home mortgage loans at any time and depositors’ ability to redeem certificates of deposit before maturity (option risk), changes in the shape of the yield curve where interest rates increase or decrease in a nonparallel fashion (yield curve risk), and changes in spread relationships between different yield curves, such as U.S. Treasuries and LIBOR (basis risk).

Our board of directors establishes broad policy limits with respect to interest rate risk. As part of this policy the asset liability committee, or ALCO, establishes specific operating guidelines within the parameters of the board of directors’ policies. In general, the ALCO focuses on ensuring a stable and steadily increasing flow of net interest income through managing the size and mix of the balance sheet. The management of interest rate risk is an active process which encompasses monitoring loan and deposit flows complemented by investment and funding activities. Effective management of interest rate risk begins with understanding the dynamic characteristics of assets and liabilities and determining the appropriate interest rate risk posture given business forecasts, management objectives, market expectations, and policy constraints.

An asset sensitive position refers to a balance sheet position in which an increase in short-term interest rates is expected to generate higher net interest income, as rates earned on our interest-earning assets would reprice upward more quickly than rates paid on our interest-bearing liabilities, thus expanding our net interest margin. Conversely, a liability sensitive position refers to a balance sheet position in which an increase in short-term interest rates is expected to generate lower net interest income, as rates paid on our interest-bearing liabilities would reprice upward more quickly than rates earned on our interest-earning assets, thus compressing our net interest margin.

Interest rate risk measurement is calculated and reported to the ALCO at least quarterly. The information reported includes period-end results and identifies any policy limits exceeded, along with an assessment of the policy limit breach and the action plan and timeline for resolution, mitigation, or assumption of the risk.

Evaluation of Interest Rate Risk

We use income simulations, an analysis of core funding utilization, and economic value of equity (EVE) simulations as our primary tools in measuring and managing IRR. These tools are utilized to quantify the potential earnings impact of changing interest rates over a two year simulation horizon (income simulations) as well as identify expected earnings trends given longer term rate cycles (long term simulations, core funding utilizations, and EVE simulation). A standard gap report and funding matrix will also be utilized to provide supporting detailed information on the expected timing of cashflow and repricing opportunities.

There are an infinite number of potential interest rate scenarios, each of which can be accompanied by differing economic/political/regulatory climates; can generate multiple differing behavior patterns by markets, borrowers, depositors, etc.; and, can last for varying degrees of time. Therefore, by definition, interest rate risk sensitivity cannot be predicted with certainty. Accordingly, the Bank’s interest rate risk measurement philosophy focuses on maintaining an appropriate balance between theoretical and practical scenarios; especially given the primary objective of the Bank’s overall asset/liability management process is to facilitate meaningful strategy development and implementation.

Therefore, we model a set of interest rate scenarios capturing the financial effects of a range of plausible rate scenarios; the collective impact of which will enable the Bank to clearly understand the nature and extent of its sensitivity to interest rate changes. Doing so necessitates an assessment of rate changes over varying time horizons and of varying/sufficient degrees such that the impact of embedded options within the balance sheet are sufficiently examined.

We use a net interest income simulation model to measure and evaluate potential changes in our net interest income. We run three standard and plausible comparing current or flat rates with a +/- 200 basis point ramp in rates over 12 months. These rate scenarios are considered appropriate as they are neither too modest (e.g. +/- 100 basis points) or too extreme (e.g. +/- 400 basis points) given the economic and rate cycles which have unfolded in the last 25 years. This analysis also provides the foundation for historical tracking of interest rate risk.

At June 30, 2021
Interest Rates		Estimated Change in EVE		Interest Rates		Estimated Change in NII (1)
(basis points)	Estimated Eve	Amount	%	(basis points)	Estimated NII (1)	Amount	%
+400	$118,444	$(25,255)	(17.6)	+400	$51,382	$442	0.9
+300	126,531	(17,168)	(11.9)	+300	51,618	678	1.3
+200	131,752	(11,947)	(8.3)	+200	51,616	676	1.3
+100	136,574	(7,125)	(5.0)	+100	51,328	388	0.8
0	143,699			0	50,940
-100	154,773	11,074	7.7	-100	47,957	(2,983)	(5.9)

(1) Assumes 12 month time horizon.

At September 30, 2020
Interest Rates		Estimated Change in EVE		Interest Rates	Estimated	Estimated Change in NII (1)
(basis points)	Estimated Eve	Amount	%	(basis points)	NII (1)	Amount	%
+400	$97,340	$(35,495)	(26.7)	+400	$31,699	$(1,692)	(5.1)
+300	106,667	(26,168)	(19.7)	+300	32,436	(955)	(2.9)
+200	113,957	(18,878)	(14.2)	+200	32,964	(427)	(1.3)
+100	119,920	(12,915)	(9.7)	+100	33,219	(172)	(0.5)
0	132,835			0	33,391
-100	144,913	12,078	9.1	-100	33,299	(92)	(0.3)

(1) Assumes 12 month time horizon.

BUSINESS

Business Overview

We are a New York corporation which, in 2016, became the holding company for Hanover Community Bank (the “Bank”) a New York-chartered community commercial bank focusing on highly personalized and efficient services and products responsive to local needs. The Bank operates as a locally headquartered, community-oriented bank serving customers throughout the New York metro area from offices in Nassau, Queens, Kings (Brooklyn) and New York (Manhattan) Counties, New York. We also have an administrative office in Hauppauge, Suffolk County New York which helps service our municipal deposit customers and are in the process of opening a branch office in Freehold, New Jersey. As of June 30, 2021, we had total assets of $1.54 billion, total loans (including loans held for sale) of $1.30 billion, total deposits of $1.16 billion and total shareholders’ equity of $115.2 million.

The Bank was originally organized in 2009, with a focus on serving the South Asian community in Nassau County. After incurring financial and regulatory setbacks, the Bank was recapitalized in 2012 by a group led by our current Chairman and CEO Michael Puorro and current members of our Board of Directors, which we refer to as the 2012 recapitalization. Following the 2012 recapitalization and hiring of Michael Puorro, the Bank adopted a strategic plan focused on providing differentiated consumer and commercial banking services to clients in the western Long Island markets and New York City boroughs, particularly the Queens and Brooklyn markets. As a result, the Bank has grown its balance sheet significantly both through organic loan and deposit growth, as well as highly-opportunistic acquisitions. The Bank’s management team has utilized their strong local community ties along with their experience with both federal and New York bank regulatory agencies to create a bank that we believe emphasizes strong credit quality, a solid balance sheet without the burden of the troubled legacy assets of other banks, and a robust capital base.

As a bank holding company, we are subject to the supervision of the Board of Governors of the Federal Reserve System (“FRB”). We are required to file with the FRB reports and other information regarding our business operations and the business operations of our subsidiaries. As a New York State chartered bank, the Bank is subject to regulation by the New York State Department of Financial Services (“DFS”) and the Federal Deposit Insurance Corporation (“FDIC”).

Our goal is to build the premier community bank franchise serving consumers and small to mid-size businesses in the New York City metro area and western Long Island. We believe our nimble and dynamic business model has significant advantages over larger competitors, and that we further differentiate ourselves by focusing on multiple niche areas. Our goal is to continue to penetrate the potential customer bases in each of these niche areas.

With the Savoy acquisition, we have expanded our commercial banking capabilities significantly, with a particular focus on small business clients and SBA lending. Our one- to four-family residential mortgage segment has a particular niche focus on non-conforming loans, primarily secured by both owner-occupied and investment properties. The segment has proven particularly appealing to Asian American borrowers in the New York City boroughs. We offer a variety of deposit accounts to both businesses and consumers through our branch network, which we believe complements our niche lending efforts. Additionally, we have expanded our deposit products to include a full line of municipal banking accounts, which is allowing us to capture additional customers in our operating footprint.

We believe the local economies in our geographic footprint offer us significant growth opportunities that we can capitalize on through our focus on personalized service, our ability to realize greater economies of scale than smaller community banks, and our ability to provide better and more responsive service than larger regional banks.

Merger with Savoy Bank

Prior to our May 2021 merger, Savoy was a New York state chartered commercial bank with a single office located in Midtown Manhattan, New York City. As of May 26, 2021(the date of acquisition), Savoy had total assets of $648.4 million, total loans of $580.8 million, and total deposits of $340.2 million.

Savoy was a privately held commercial bank founded to provide small business owners in and around New York City with unparalleled service and financial products. Located at 600 Fifth Avenue, Rockefeller Center, New York, NY, Savoy specialized in working with customers across a wide range of industries to understand and fulfill their deposit and lending needs. Combining technology and expertise, Savoy offered a comprehensive suite of business accounts and deposit services and a spectrum of creative lending solutions, including through SBA 7(a), SBA 504 and United States Department of Agriculture lending programs.

We will continue to operate Savoy’s single midtown Manhattan branch office, which will become the focal point and headquarters for our business development efforts in the New York City market.

As part of the Savoy merger, Mr. Metin Negrin, Savoy’s Chairman, and Ms. Elena Sisti, founder of Savoy and a member of its Board of Directors, joined the Boards of Directors of Hanover and the Bank. In addition, as previously noted, Mr. McClelland Wilcox, who was Savoy’s President and CEO prior to the merger, joined the Bank as Senior Executive Vice President, Head of Commercial Lending and Chief Revenue Officer.

Lending Activities

Our lending strategy is to maintain a broadly diversified loan portfolio based on the type of customer (i.e., businesses versus individuals), type of loan product (e.g., owner occupied commercial real estate, commercial loans, etc.), geographic location and industries in which our business customers are engaged (e.g., manufacturing, retail, hospitality, etc.). We principally focus our lending activities on loans that we originate from borrowers located in our market areas. We seek to be the premier provider of lending products and services in our market areas and serve the credit needs of high-quality business and individual borrowers in the communities that we serve. We offer personal and commercial business loans on a secured and unsecured basis, SBA guaranteed loans, revolving lines of credit, commercial mortgage loans, and one- to four-family non-qualified mortgages secured by primary and secondary residences that may be owner occupied or investment properties, home equity loans, bridge loans and other personal purpose loans.

Residential real estate. We originate mainly non-qualified, alternative documentation single-family residential mortgage loans through broker referrals or through our branch network or retail channel to accommodate the needs of diverse communities in the New York City MSA. We offer multiple products, including our Residential Investor Program (RIP) which is designed specifically for two- to four-family units, which may or may not be owner-occupied. Other one- to four-family credit products include home equity loans and first-time home buyer programs. We take a comprehensive approach to mortgage underwriting, as the average loan-to-value of the portfolio at origination was 55% and the average FICO score was 722. The LTV and FICO data is for the Hanover portfolio without giving effect to the acquired Savoy portfolio. Savoy’s residential real estate balances totaled approximately $38.5 million and represents 8.5% of the portfolio.

Our one- to four-family residential real estate portfolio is secured by real estate, the value of which may fluctuate significantly over a short period of time as a result of market conditions in the area in which the real estate is located. Adverse developments affecting real estate values in our market areas could therefore increase the credit risk associated with these loans, impair the value of property pledged as collateral on loans, and affect our ability to sell the collateral upon foreclosure without a loss or additional losses. Loans held for sale consist primarily of first mortgages on single-family residential properties located in the five Boroughs of New York City and Nassau County, New York.

We originate non-qualified one- to four-family residential mortgage loans both to sell and hold for investment. Single-family residential mortgage loans held for sale are generally sold with the servicing rights released.

Below is a schedule of our origination volumes and loans sold to third parties:

	As of or For the Years Ended September 30,
	2016	2017	2018	2019	2020

	(In thousands)
Residential real estate:
Loans originated	$124,952	$157,461	$268,283	$334,099	$96,031
Loans sold	45,872	79,286	136,482	196,997	39,002

We sell many of these non-qualified single-family residential mortgage loans to other financial institutions, including banks and non-banks. While our loan sales to date have been primarily to one financial institution, we expect to expand our network of purchasers that will acquire our one- to four-family loan products.

Commercial real estate loans. We offer real estate loans secured by owner occupied and non-owner occupied commercial properties, including 1-4 family properties and multi-family residential properties and construction and land development loans. Our management team has an extensive knowledge of the markets where we operate and our borrowers and focuses on what we believe to be high quality credits with low loan-to-value ratios, income-producing properties with strong cash flow characteristics, and strong collateral profiles. Our loan-to-value policy limits are 75% for commercial real estate loans. The portion of the commercial real estate portfolio, inclusive of multi-family loans, that was originated by Hanover represented 53% of the total commercial real estate portfolio. The portion of the portfolio that was originated by Savoy represented 47% of the total commercial real estate portfolio. The weighted average LTV was 55% for the Hanover portion of the portfolio and was 65% for the Savoy portion of the portfolio. The debt service coverage ratio was 1.59x for the Hanover portion of the portfolio and was 1.56x for the Savoy portion of the portfolio.

Within the commercial real estate portfolio, the multi-family loans are secured primarily by rent controlled/ stabilized multifamily properties located in New York City. The real estate securing our existing non-owner occupied commercial real estate loans is primarily multi-family, mixed-use and commercial properties. Owner-occupied properties include a wide variety of property types, including offices, warehouses, retail centers, and hotels. Our owner-occupied lending efforts were significantly enhanced with the Savoy Merger. Savoy’s lending team had focused on owner-occupied lending to small businesses in the New York City MSA and the broader four state area of New York, New Jersey, Connecticut and Pennsylvania.

Our construction portfolio is small, representing only $10.5 million in total balances. Our construction and land development loans are comprised of residential construction, commercial construction and land acquisition and development loans. Interest reserves are generally established on real estate construction loans. These loans are typically Prime-based and have maturities of less than 18 months. As of June 30, 2021, our real estate construction loan portfolio was mostly commercial for commercial properties, constituting $9.9 million, or 93.8% of the total portfolio. Residential construction loans amounted to $657 thousand, or 6.2% of the portfolio. We had no land acquisition and development loans as of June 30, 2021.

Commercial and industrial. We provide a mix of variable and fixed rate commercial and industrial loans, which we refer to as C&I loans. The loans are typically made to small and medium-sized businesses for working capital needs, business expansions and for trade financing. We extend commercial business loans on an unsecured and secured basis for working capital, accounts receivable and inventory financing, machinery and equipment purchases, and other business purposes. Generally, lines of credit have maturities ranging from twelve to twenty four months, and “term loans” have maturities ranging from five to ten years. C&I loans generally provide for floating interest rates, with interest only payments for lines of credit and monthly payments of both principal and interest for term loans. We expect C&I lending to be a key component of our growth going forward. Prior to the acquisition of Savoy, we had a very limited portfolio of commercial and industrial loans. Savoy brings significant expertise in this area.

As of June 30, 2021, our commercial and industrial loans comprised $271.0 million, or 20.9%, of loans.

SBA Loans. Our SBA loans are both secured by commercial real estate or are C&I loans that are unsecured or secured by business assets. Our entrance into SBA lending, excluding activities related to the PPP, were a direct result of the merger transaction with Savoy. Our acquisition of Savoy including acquiring their SBA portfolio and employees, and infrastructure. We offer mostly SBA 7(a) variable-rate and fixed-rate loans. We originate all loans to hold for investment and move loans to available for sale as management decides which loans to sell. We generally sell the 75% guaranteed portion of the SBA loans that we originate. Our SBA loans are typically made to small-sized manufacturing, wholesale, retail, hotel/motel and service businesses for working capital needs, to finance the purchase of real estate or equipment or business expansions. SBA loans have maturities of up to 25 years, with non-real estate secure loans having maturities of less than 10 years. In addition to real estate, collateral may include inventory, accounts receivable and equipment. SBA loans are originated subject to personal guarantees and may include real estate belonging to guarantors as collateral. We monitor SBA loans by collateral type. From time to time, we will also originate SBA 504 loans, which are real estate backed commercial mortgages where we have the first mortgage and the SBA has the second mortgage on the property. We also, from time-to-time, originate loans guaranteed by the United States Department of Agriculture, which have characteristics that are similar to those of SBA 7(a) loans We originate all such loans through our loan officers and through brokers.

As of June 30, 2021, our SBA and other government guaranteed loan portfolio (excluding loans related to the PPP) totaled $74.2 million of which $10.3 million is guaranteed by the SBA and $63.9 million is unguaranteed, and of which $57.0 million is secured by real estate and $17.2 million is unsecured or secured by business assets. We monitor the unguaranteed portfolio by type of real estate collateral. As of June 30, 2021, 53.0% or $39.3 million of SBA loans are secured by hotel/motels; 12.3% or $9.2 million by retailers, including restaurants. We further analyze the unguaranteed portfolio by location. As of June 30, 2021, 30.3% or $22.5 million is located in New York; 43.2% or $32.1 million is located in New Jersey; 17.1% or $12.7 million is located in Pennsylvania; and 9.2% or $6.8 million located in other states.

Securities

We manage our securities portfolio and cash to maintain adequate liquidity and to ensure the safety and preservation of invested principal, with a secondary focus on yield and returns. Specific goals of our investment portfolio are as follows:

•	provide a ready source of balance sheet liquidity, ensuring adequate availability of funds to meet fluctuations in loan demand, deposit balances and other changes in balance sheet volumes and composition;
•	serve as a means for diversification of our assets with respect to credit quality, maturity and other attributes; and
•	serve as a tool for modifying our interest rate risk profile pursuant to our established policies.

Our investment portfolio is comprised primarily of U.S. government agency securities, corporate note securities and mortgage-backed securities backed by government-sponsored entities.

We also purchase subordinated debentures of other community banks in limited amounts not to exceed 10% of assets in the aggregate and no more than 15% of the Bank’s total capital and surplus in any one individual issuer. Most of these loans have a fixed rate for five years then float to LIBOR. The subordinated debentures portfolio totaled $10.2 million at June 30, 2021.

Our investment policy is reviewed annually by our Board of Directors. Overall investment goals are established by our Board, CEO, CFO and members of our ALCO. Our Board of Directors has delegated the responsibility of monitoring our investment activities to our ALCO. Day-to-day activities pertaining to the securities portfolio are conducted under the supervision of our CEO and CFO. We actively monitor our investments on an ongoing basis to identify any material changes in the securities. We also review our securities for potential other-than-temporary impairment at least quarterly.

Deposits & Funding

Checking accounts consists of both retail and business demand deposit products. NOW accounts consist of both retail and business interest-bearing transaction accounts that have minimum balance requirements. Money market accounts consist of products that provide a market rate of interest to depositors but have limited check writing capabilities. Our savings accounts consist of statement type accounts. Time deposits consist of certificates of deposit, including those held in IRA accounts, and brokered certificates of deposit.

We have also begun a municipal banking business, which we believe has to potential to produce a significant level of deposits and cost effective rates. The business provides banking services to public municipalities, including counties, cities, towns, and school districts throughout the Long Island area (primarily Nassau County and Suffolk County). This effort is being led by Michael Locorriere, EVP and Chief Municipal Officer. Mr. Locorriere has more than thirty years of banking and government experience and prior to joining the Bank in November 2020, Mr. Locorriere previously served as EVP & Director of Municipal Banking at a recently consolidated competitor in the Long Island market. We believe this effort is differentiated in that the customers are long-term relationships of our team and are not transactional in nature. Furthermore, our focus is banking municipalities that are core to our branch footprint and where our brand resonates. This initiative is also consistent with our branch-lite and highly efficient approach to growing our balance sheet. The team and relationships we have allow us to compete throughout the Long Island market without the expense constraints of physical locations.

Deposits serve as the primary source of funding for our interest-earning assets, but also generate non-interest revenue through insufficient funds fees, stop payment fees, safe deposit rental fees, foreign ATM fees and debit card interchange and other miscellaneous fees.

Bank Premises

Hanover Bank owns its administrative headquarters and its Garden City Park branch and leases five other branch locations. Our banking offices are located in Kings, Nassau, New York and Queens Counties in New York. In addition, as Savoy had, prior to the merger, been originating SBA loans to New Jersey borrowers, we intend to open a branch office in Freehold, New Jersey prior to year-end to better serve this market. Set forth below is certain information about Hanover Bank’s offices:

•	Headquarters and Mineola Branch — 80 East Jericho Turnpike, Mineola, New York — this building has a branch on the first floor and Hanover’s corporate and administrative offices on the second and third floors.
•	Garden City Park Branch — 2131 Jericho Turnpike, Garden City Park, New York — this one story building houses Hanover Bank’s original branch as well as its Loan Servicing Department.
•	Flushing Branch — 138-29 39th Avenue, Flushing, New York — this is a ground floor branch opened in 2019.
•	Forest Hills Branch — 71-15 Austin Street, Forest Hills, New York — this is a ground floor branch opened in 2017.
•	Sunset Park Branch — 5512 8th Avenue, Brooklyn, New York — this three-story building has a branch on the ground floor and administrative offices on the second and third floors and was acquired as part of the CFSB transaction.
•	Bowery Branch — 109 Bowery, New York, New York — this three-story building has a branch on the ground floor and administrative offices on the second and third floors and was acquired as part of the CFSB transaction.
•	Rockefeller Center Branch — 600 5th Avenue, New York, New York — this is a branch acquired as part of the Savoy transaction.

Legal Proceedings

From time to time we are party to various litigation matters incidental to the conduct of our business. We are not presently party to any such legal proceeding the resolution of which we believe would have a material adverse effect on our business, operating results, financial condition or cash flow.

SUPERVISION AND REGULATION

General

The Bank is a bank chartered under the laws of the state of New York. Its deposits are insured under the Deposit Insurance Fund, or the DIF, of the FDIC up to applicable legal limits, but it is not a member of the Federal Reserve System. The lending, investment, deposit-taking, and other business authority of the Bank is governed primarily by state and federal law and regulations and the Bank is prohibited from engaging in any operations not authorized by such laws and regulations. The Bank is subject to extensive regulation, supervision and examination by, and the enforcement authority of, the DFS and the FDIC, its primary federal regulator. The regulatory structure establishes a comprehensive framework of activities in which a non-member bank may engage and is primarily intended for the protection of depositors, customers and the DIF. The regulatory structure gives the regulatory agencies extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes.

The Company is a bank holding company, due to its control of the Bank, and is therefore subject to the requirements of the Bank Holding Company Act of 1956, as amended, and regulation and supervision by the Board of Governors of the Federal Reserve System, or FRB. The Company files reports with and is subject to periodic examination by the FRB. Any change in the applicable laws and regulations could have a material adverse impact on the Company and the Bank and their operations and the Company’s shareholders.

On May 24, 2018, the Economic Growth, Regulatory Relief and Consumer Protection Act, or the Economic Growth Act, was enacted to modify or remove certain financial reform rules and regulations, including some of those implemented under the Dodd-Frank Wall Street and Consumer Protection Act, or the Dodd-Frank Act. While the Economic Growth Act maintains most of the regulatory structure established by the Dodd-Frank Act, it amends certain aspects of the regulatory framework for small depository institutions with assets of less than $10 billion and for large banks with assets of more than $50 billion. Many of these changes could result in meaningful regulatory changes for banks and their holding companies. In addition, the Economic Growth Act includes regulatory relief for community banks regarding regulatory examination cycles, call reports, the Volcker Rule, mortgage disclosures and risk weights for certain high-risk commercial real estate loans.

The following is a summary of some of the laws and regulations applicable to the Bank and the Company. The summary is not intended to be exhaustive and is qualified in its entirety by reference to the actual laws and regulations.

Bank Regulation

Loans and Investments

State commercial banks and trust companies have authority to originate and purchase any type of loan, including commercial, commercial real estate, residential mortgages or consumer loans. Aggregate loans by a state commercial bank or trust company to any single borrower or group of related borrowers are generally limited to 15% of the Bank’s capital stock, surplus fund and undivided profits, plus an additional 10% if secured by specified readily marketable collateral.

Federal and state law and regulations limit the Bank’s investment authority. Generally, a state non-member bank is prohibited from investing in corporate equity securities for its own account other than the equity securities of companies through which the bank conducts its business. Under federal and state regulations, a New York state non-member bank may invest in investment securities for its own account up to specified limits depending upon the type of security. “Investment securities” are generally defined as marketable obligations that are investment grade and not predominantly speculative in nature.

Lending Standards and Guidance

The federal banking agencies adopted uniform regulations prescribing standards for extensions of credit that are secured by liens or interests in real estate or made for the purpose of financing permanent improvements to real estate. Under these regulations, all insured depository institutions, such as the Bank, must adopt and maintain written policies establishing appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value limits) that are clear and measurable, loan administration procedures, and documentation, approval and reporting requirements. The real estate lending policies must reflect consideration of the federal bank regulators’ Interagency Guidelines for Real Estate Lending Policies.

The FDIC, the Office of the Comptroller of the Currency, or OCC, and the FRB have also jointly issued the “Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices,” or the CRE Guidance. The CRE Guidance, which addresses land development, construction, and certain multi-family loans, as well as commercial real estate loans, does not establish specific lending limits but rather reinforces and enhances these agencies’ existing regulations and guidelines for such lending and portfolio management. Specifically, the CRE Guidance provides that a bank has a concentration in CRE lending if  (1) total reported loans for construction, land development, and other land represent 100% or more of total risk-based capital; or (2) total reported loans secured by multi-family properties, non-farm non-residential properties (excluding those that are owner-occupied), and loans for construction, land development, and other land represent 300% or more of total risk-based capital and the bank’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months. If a concentration is present, management must employ heightened risk management practices that address key elements, including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending.

Federal Deposit Insurance

The Bank is a member of the Deposit Insurance Fund, which is administered by the FDIC. The Bank’s deposit accounts are insured by the FDIC, generally up to a maximum of $250,000 per depositor.

The FDIC imposes deposit insurance assessments against all insured depository institutions. An institution’s assessment rate depends upon the perceived risk of the institution to the DIF, with institutions deemed less risky paying lower rates. Currently, assessments for institutions of less than $10 billion of total assets are based on financial measures and supervisory ratings derived from statistical models estimating the probability of failure within three years. Assessment rates (inclusive of possible adjustments) currently range from 1.5 to 30 basis points of each institution’s total assets less tangible capital. The FDIC may increase or decrease the range of assessments uniformly, except that no adjustment can deviate more than two basis points from the base assessment rate without notice and comment rulemaking.

The FDIC has the authority to increase insurance assessments. A significant increase in insurance premiums would have an adverse effect on the operating expenses and results of operations of the Bank. We cannot predict what deposit insurance assessment rates will be in the future.

The FDIC may terminate the insurance of an institution’s deposits upon finding that the institution has engaged in unsafe and unsound practices, is in an unsafe and unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The Bank knows of no practice, condition or violation that might lead to termination of its deposit insurance.

Capitalization

The Bank is subject to risk-based and leverage capital standards by which all banks are evaluated in terms of capital adequacy. Federal banking agencies have broad powers to take corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are “well capitalized,” “adequately capitalized,” “undercapitalized”, “significantly undercapitalized,” or “critically undercapitalized.” FDIC rules define these five capital categories. Under current FDIC regulations, a bank is deemed to be “well capitalized” if the bank has a total risk-based capital ratio of 10% or greater, has a Tier 1 risk-based capital ratio of 8% or greater, has a common equity tier 1 capital ratio of 6.5% or greater, has a leverage ratio of 5% or greater, and is not subject to any order or final capital directive by the FDIC to meet and maintain a specific capital level for any capital measure. A bank may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it received an unsatisfactory safety and soundness examination rating. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations. As of June 30, 2021, the Bank was a “well-capitalized” bank, as defined by its primary federal regulator.

Each of the bank regulatory agencies have issued rules that amend their capital guidelines for interest rate risk and require such agencies to consider in their evaluation of a bank’s capital adequacy, the exposure of a bank’s capital and economic value to changes in interest rates. These rules do not establish an explicit supervisory threshold. The agencies intend, at a subsequent date, to incorporate explicit minimum requirements for interest rate risk into their risk based capital standards and have proposed a supervisory model to be used together with bank internal models to gather data and hopefully propose, at a later date, explicit minimum requirements.

The United States is a member of the Basel Committee on Banking Supervision, or the Basel Committee, that provides a forum for regular international cooperation on banking supervisory matters. The Basel Committee develops guidelines and supervisory standards and is best known for its international standards on capital adequacy. In December 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation, officially identified by the Basel Committee as “Basel III.” In July 2013, the US bank regulatory agencies published final rules to implement the Basel III capital framework and revise the framework for the risk-weighting of assets. The Basel III rules, among other things, narrow the definition of regulatory capital. As of January 1, 2019, Basel III requires bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity. Basel III also provides for a “countercyclical capital buffer,” an additional capital requirement that generally is to be imposed when national regulators determine that excess aggregate credit growth has become associated with a buildup of systemic risk, in order to absorb losses during periods of economic stress. Banking institutions that maintain insufficient capital to comply with the capital conservation buffer will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall. Additionally, the Basel III framework requires banks and bank holding companies to measure their liquidity against specific liquidity tests, including a liquidity coverage ratio, or LCR, designed to ensure that the banking entity maintains a level of unencumbered high-quality liquid assets greater than or equal to the entity’s expected net cash outflow for a 30-day time horizon under an acute liquidity stress scenario, and a net stable funding ratio, or NSFR, designed to promote more medium and long-term funding based on the liquidity characteristics of the assets and activities of banking entities over a one-year time horizon. The LCR rules do not apply to us due to our asset size. The federal regulatory agencies have not yet proposed rules to implement the NSFR.

The final rules apply to all depository institutions, top-tier bank holding companies with total consolidated assets of $3.0 billion or more, and top-tier savings and loan holding companies, referred to as banking organizations. As finally implemented, Basel III requires banking organizations to maintain: (a) a minimum ratio of CET1 to risk-weighted assets of at least 4.5%; (b) a minimum ratio of tier 1 capital to risk- weighted assets of at least 6.0%; (c) a minimum ratio of total (that is, tier 1 plus tier 2) capital to risk- weighted assets of at least 8.0%; and (d) a minimum leverage ratio of 3.0%, calculated as the ratio of tier 1 capital balance sheet exposures plus certain off-balance sheet exposures (computed as the average for each quarter of the month-end ratios for the quarter). In addition, the rules also limit a banking organization’s capital distributions and certain discretionary bonus payments if the banking organization does not hold a “capital conservation buffer” of 2.5%, effectively raising the foregoing capital requirements by 2.5%.

As a result of the capital conservation buffer rules, if the Bank fails to maintain the required minimum capital conservation buffer, the Bank may be unable to make capital distributions to us, which could negatively impact our ability to pay dividends, service debt obligations or repurchase common stock. In addition, such a failure could result in a restriction on our ability to pay certain cash bonuses to executive officers, negatively impacting our ability to retain key personnel. As of June 30, 2021, our current capital levels and those of the Bank meet the applicable minimum capital requirements, including capital conservation buffer, as prescribed in the Basel III capital rules.

As a result of the Economic Growth Act, banking regulatory agencies adopted a revised definition of “well capitalized” for financial institutions and holding companies with assets of less than $10 billion and that are not determined to be ineligible by their primary federal regulator due to their risk profile, which is referred to as a Qualifying Community Bank. The new definition expanded the ways that a Qualifying Community Bank may meet its capital requirements and be deemed “well capitalized.” The new rule establishes a community bank leverage ratio, or CBLR, equal to the tangible equity capital divided by the average total consolidated assets. Regulators have established the CBLR to be set at 8.5% through calendar year 2021 and 9% thereafter. The CARES Act, signed into law in response to the COVID-19 pandemic, temporarily reduced the CBLR to 8%.

A Qualifying Community Bank that meets the CBLR is considered to be well capitalized and to have met generally applicable leverage capital requirements, generally applicable risk-based capital requirements, and any other capital or leverage requirements to which such financial institution or holding company is subject.

The Bank did not elect into the CBLR framework and, at June 30, 2021, the Bank’s capital exceeded all applicable requirements.

Safety and Soundness Standards

Each federal banking agency, including the FDIC, has adopted guidelines establishing general standards relating to, among other things, internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings, compensation, fees and benefits and information security standards. In general, the guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired, and require appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal shareholder. The FDIC also has issued guidance on risks banks may face from third-party relationships (e.g., relationships under which the third-party provides services to the bank). The guidance generally requires the Bank to perform adequate due diligence on the third-party, appropriately document the relationship, and perform adequate oversight and auditing, in order to the limit the risks to the Bank.

Prompt Corrective Regulatory Action

Federal law requires that federal bank regulatory authorities take “prompt corrective action” with respect to institutions that do not meet minimum capital requirements. For these purposes, the statute establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

The final rule that increased regulatory capital standards also adjusted the prompt corrective action tiers as of January 1, 2015 to conform to the revised capital standards. As described above, the Bank has not elected to follow the CBLR so the generally applicable prompt corrective action requirements remain applicable to the Bank. Under prompt corrective action requirements, insured depository institutions are required to meet the following in order to qualify as “well capitalized:” total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 8% or greater, a common equity tier 1 capital ratio of 6.5% or greater, a leverage ratio of 5% or greater, and not subject to any order or final capital directive by the FDIC to meet and maintain a specific capital level for any capital measure.

Non-member banks that have insufficient capital are subject to certain mandatory and discretionary supervisory measures. For example, a bank that is “undercapitalized” (i.e., fails to comply with any regulatory capital requirement) is subject to growth, capital distribution (including dividend) and other limitations, and is required to submit a capital restoration plan; a holding company that controls such a bank is required to guarantee that the bank complies with the restoration plan. If an undercapitalized institution fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.” A “significantly undercapitalized” bank is subject to additional restrictions. Non-member banks deemed by the FRB or FDIC to be “critically undercapitalized” also may not make any payment of principal or interest on certain subordinated debt, extend credit for a highly leveraged transaction, or enter into any material transactions outside the ordinary course of business after 60 days of obtaining such status, and are subject to the appointment of a receiver or conservator within 270 days after obtaining such status.

Dividends

Under federal and state law and applicable regulations, a non-member bank may generally declare a dividend, without approval from the DFS, in an amount equal to its year-to-date net income plus the prior two years’ net income that is still available for dividend. Dividends exceeding those amounts require application to and approval by the DFS. To pay a cash dividend, a non-member bank must also maintain an adequate capital conservation buffer under the capital rules discussed above.

Incentive Compensation Guidance

The FRB, OCC, FDIC, other federal banking agencies and DFS have issued comprehensive guidance intended to ensure that the incentive compensation policies of banking organizations, including non-member banks and bank holding companies, do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk-management, control and governance processes. In addition, under the incentive compensation guidance, a banking organization’s federal supervisor, which for the Bank is the FDIC and the Company is the FRB, may initiate enforcement action if the organization’s incentive compensation arrangements pose a risk to the safety and soundness of the organization. Further, provisions of the Basel III regime described above limit discretionary bonus payments to bank and bank holding company executives if the institution’s regulatory capital ratios fail to exceed certain thresholds. The scope and content of the banking regulators’ policies on incentive compensation are likely to continue evolving.

Transactions with Affiliates and Insiders

Sections 23A and 23B of the Federal Reserve Act govern transactions between an insured depository institution and its affiliates, which includes the Company. The FRB has adopted Regulation W, which implements and interprets Sections 23A and 23B, in part by codifying prior FRB interpretations.

An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. A subsidiary of a bank that is not also a depository institution or a “financial subsidiary” under federal law is not treated as an affiliate of the bank for the purposes of Sections 23A and 23B; however, the FRB has the discretion to treat subsidiaries of a bank as affiliates on a case-by-case basis. Section 23A limits the extent to which a bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of the bank’s capital stock and surplus. There is an aggregate limit of 20% of the bank’s capital stock and surplus for such transactions with all affiliates. The term “covered transaction” includes, among other things, the making of a loan to an affiliate, a purchase of assets from an affiliate, the issuance of a guarantee on behalf of an affiliate and the acceptance of securities of an affiliate as collateral for a loan. All such transactions are required to be on terms and conditions that are consistent with safe and sound banking practices and no transaction may involve the acquisition of any “low quality asset” from an affiliate unless certain conditions are satisfied. Certain covered transactions, such as loans to or guarantees on behalf of an affiliate, must be secured by collateral in amounts ranging from 100 to 130 percent of the loan amount, depending upon the type of collateral. In addition, Section 23B requires that any covered transaction (and specified other transactions) between a bank and an affiliate must be on terms and conditions that are substantially the same, or at least as favorable, to the bank, as those that would be provided to a non-affiliate.

A bank’s loans to its executive officers, directors, any owner of more than 10% of its stock (each, an insider) and certain entities affiliated with any such person (an insider’s related interest) are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act and the FRB’s Regulation O. The aggregate amount of a bank’s loans to any insider and the insider’s related interests may not exceed the loans-to-one-borrower limit applicable to non-member banks. Aggregate loans by a bank to its insiders and insiders’ related interests may not exceed 15% of the bank’s unimpaired capital and unimpaired surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed the bank’s unimpaired capital and unimpaired surplus. With certain exceptions, such as education loans and certain residential mortgages, a bank’s loans to its executive officers may not exceed the greater of $25,000 or 2.5% of the bank’s unimpaired capital and unimpaired surplus, but in no event more than $100,000. Regulation O also requires that any loan to an insider or a related interest of an insider be approved in advance by a majority of the Board of Directors of the bank, with any interested director not participating in the voting, if the loan, when aggregated with any existing loans to that insider or the insider’s related interests, would exceed the higher of $25,000 or 5% of the bank’s unimpaired capital and surplus. Generally, such loans must be made on substantially the same terms as, and follow credit underwriting procedures that are no less stringent than, those that are prevailing at the time for comparable transactions with other persons and must not involve more than a normal risk of repayment. An exception is made for extensions of credit made pursuant to a benefit or compensation plan of a bank that is widely available to employees of the bank and that does not give any preference to insiders of the bank over other employees of the bank.

Enforcement

The DFS and the FDIC have extensive enforcement authority over non-member banks to correct unsafe or unsound practices and violations of law or regulation. Such authority includes the issuance of cease and desist orders, assessment of civil money penalties and removal of officers and directors. The FDIC may also appoint a conservator or receiver for a non-member bank under specified circumstances, such as where (i) the bank’s assets are less than its obligations to creditors, (ii) the bank is likely to be unable to pay its obligations or meet depositors’ demands in the normal course of business, or (iii) a substantial dissipation of bank assets or earnings has occurred due to a violation of law of regulation or unsafe or unsound practices. Separately, the Superintendent of the DFS also has the authority to appoint a receiver or liquidator of any state-chartered bank or trust company under specified circumstances, including where (i) the bank is conducting its business in an unauthorized or unsafe manner, (ii) the bank has suspended payment of its obligations, or (iii) the bank cannot with safety and expediency continue to do business.

Federal Reserve System

Under federal law and regulations, the Bank is required to maintain sufficient liquidity to ensure safe and sound banking practices. Regulation D, promulgated by the FRB, imposes reserve requirements on all depository institutions, including the Bank, which maintain transaction accounts or non-personal time deposits. In March 2020, due to a change in its approach to monetary policy due to the COVID-19 pandemic, the FRB implemented a final rule to amend Regulation D requirements and reduce reserve requirement ratios to zero. The FRB has indicated that it has no plans to re-impose reserve requirements but may do so in the future if conditions warrant.

Examinations and Assessments

The Bank is required to file periodic reports with and is subject to periodic examination by the DFS and FDIC. Federal and state regulations generally require periodic on-site examinations for all depository institutions. The Bank is required to pay an annual assessment to the DFS and FDIC to fund the agencies’ operations.

Community Reinvestment Act and Fair Lending Laws

Federal Regulation

Under the Community Reinvestment Act, or CRA, as implemented by the FDIC, the Bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires the FDIC to assess the Bank’s record of meeting the credit needs of its community and to take that record into account in its evaluation of certain applications by the Bank. For example, the regulations specify that a bank’s CRA performance will be considered in its expansion (e.g., branching or merger) proposals and may be the basis for approving, denying or conditioning the approval of an application. As of the date of its most recent examination, the Bank was rated “Satisfactory” with respect to its CRA compliance.

New York State Regulation

The Bank is also subject to provisions of the New York State Banking Law that impose continuing and affirmative obligations upon a banking institution organized in New York State to serve the credit needs of its local community. Such obligations are substantially similar to those imposed by the CRA. The latest New York State CRA rating received by the Bank is “Satisfactory.”

USA PATRIOT Act and Money Laundering

The Bank is subject to the Bank Secrecy Act, or BSA, which incorporates several laws, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, and related regulations. The USA PATRIOT Act gives the federal government powers to address money laundering and terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. By way of amendments to the BSA, Title III of the USA PATRIOT Act implemented measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents and parties registered under the Commodity Exchange Act.

Among other things, Title III of the USA PATRIOT Act and the related regulations require:

•	establishment of anti-money laundering compliance programs that includes policies, procedures, and internal controls; the designation of a BSA officer; a training program; and independent testing
•	filing of certain reports to Financial Crimes Enforcement Network and law enforcement that are designated to assist in the detection and prevention of money laundering and terrorist financing activities;
•	establishment of a program specifying procedures for obtaining and maintaining certain records from customers seeking to open new accounts, including verifying the identity of customers;
•	in certain circumstances, compliance with enhanced due diligence policies, procedures and controls designed to detect and report money-laundering, terrorist financing and other suspicious activity;
•	monitoring account activity for suspicious transactions; and
•	a heightened level of review for certain high-risk customers or accounts.

The USA PATRIOT Act also includes prohibitions on correspondent accounts for foreign shell banks and requires compliance with record keeping obligations with respect to correspondent accounts of foreign banks.

The bank regulatory agencies have increased the regulatory scrutiny of the BSA and anti-money laundering programs maintained by financial institutions. Significant penalties and fines, as well as other supervisory orders may be imposed on a financial institution for non-compliance with these requirements. In addition, for financial institutions engaging in a merger transaction, federal bank regulatory agencies must consider the effectiveness of the financial institution’s efforts to combat money laundering activities. The Bank has adopted policies and procedures to comply with these requirements.

Privacy Laws

The Bank is subject to a variety of federal and state privacy laws, which govern the collection, safeguarding, sharing and use of customer information, and require that financial institutions have in place policies regarding information privacy and security. For example, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and practices for sharing nonpublic information with third parties, provide advance notice of any changes to the policies and provide such customers the opportunity to “opt out” of the sharing of certain personal financial information with unaffiliated third parties. It also requires banks to safeguard personal information of consumer customers. Some state laws also protect the privacy of information of state residents and require adequate security for such data, and certain state laws may, in some circumstances, require the Bank to notify affected individuals of security breaches of computer databases that contain their personal information. These laws may also require the Bank to notify law enforcement, regulators or consumer reporting agencies in the event of a data breach, as well as businesses and governmental agencies that own data.

Consumer Finance Regulations

The CFPB has broad rulemaking authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. In this regard, the CFPB has several rules that implement various provisions of the Dodd-Frank Act that were specifically identified as being enforced by the CFPB. While the Bank is subject to the CFPB regulations, because it has less than $10 billion in total consolidated assets, the FDIC and the DFS are responsible for examining and supervising the Bank’s compliance with these consumer financial laws and regulations. In addition, the Bank is subject to certain state laws and regulations designed to protect consumers.

The Coronavirus Aid, Relief and Economic Security Act

The CARES Act, which became law on March 27, 2020, provided over $2 trillion to combat the coronavirus disease (COVID-19) and stimulate the economy. The law had several provisions relevant to financial institutions, including:

•	allowing institutions not to characterize loan modifications relating to the COVID-19 pandemic as a troubled debt restructuring and also allowing them to suspend the corresponding impairment determination for accounting purposes;
•	temporarily reducing the community bank leverage ratio alternative available to institutions of less than $10 billion of assets to 8%;
•	the establishment of the PPP, a specialized low-interest forgivable loan program funded by the U.S. Treasury Department and administered through the SBA’s 7(a) loan guaranty program to support businesses affected by the COVID-19 pandemic; and
•	the ability of a borrower of a federally-backed mortgage loan (VA, FHA, USDA, Freddie Mac and Fannie Mae) experiencing financial hardship due, directly or indirectly, to the COVID-19 pandemic, to request forbearance from paying their mortgage by submitting a request to the borrower’s servicer affirming their financial hardship during the COVID-19 emergency. Such a forbearance could be granted for up to 180 days, subject to extension for an additional 180-day period upon the request of the borrower. During that time, no fees, penalties or interest beyond the amounts scheduled or calculated as if the borrower made all contractual payments on time and in full under the mortgage contract could accrue on the borrower’s account. Except for vacant or abandoned property, the servicer of a federally-backed mortgage was prohibited from taking any foreclosure action, including any eviction or sale action, for not less than the 60-day period beginning March 18, 2020, extended by federal mortgage-backing agencies to at least September 30, 2021.

Other Regulations

The Bank’s operations are also subject to federal laws applicable to credit transactions, such as:

•	the Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
•	the Real Estate Settlement Procedures Act, requiring that borrowers for mortgage loans for one-to four-family residential real estate receive various disclosures, including good faith estimates of settlement costs, lender servicing and escrow account practices, and prohibiting certain practices that increase the cost of settlement services;
•	the Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
•	the Equal Credit Opportunity Act and other fair lending laws, prohibiting discrimination on the basis of race, religion, sex and other prohibited factors in extending credit;
•	the Fair Credit Reporting Act, governing the use of credit reports on consumers and the provision of information to credit reporting agencies;
•	unfair or Deceptive Acts or Practices laws and regulations;
•	the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.
•	the operations of the Bank are further subject to the:
•	the Truth in Savings Act, which specifies disclosure requirements with respect to deposit accounts;
•	the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;
•	the Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services;
•	the Check Clearing for the 21st Century Act (also known as Check 21), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check;
•	state unclaimed property or escheatment laws; and
•	cybersecurity regulations, including but not limited to those implemented by DFS.

Holding Company Regulation

General

The Company, as a bank holding company controlling the Bank, is subject to regulation and supervision by the FRB under the BHCA. The Company is periodically examined by and required to submit reports to the FRB and must comply with the FRB’s rules and regulations. Among other things, the FRB has authority to restrict activities by a bank holding company that are deemed to pose a serious risk to the subsidiary bank.

Permissible Activities

A bank holding company is generally prohibited from engaging in non-banking activities, or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the FRB to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the FRB has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings and loan association whose direct and indirect activities are limited to those permitted for bank holding companies.

The Gramm-Leach-Bliley Act of 1999 authorized a bank holding company that meets specified conditions, including being “well capitalized” and “well managed,” to opt to become a “financial holding company” and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking. A “financial holding company” may engage in a broader array of financial activities than permitted a typical bank holding company. Such activities can include insurance underwriting and investment banking. The Company has not elected “financial holding company” status.

Capitalization

Bank holding companies are subject to consolidated regulatory capital requirements, which have historically been similar to, though less stringent than, those of the for the Bank. Federal legislation, however, required the FRB to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. As a result, consolidated regulatory capital requirements identical to those applicable to the subsidiary banks generally apply to bank holding companies. However, the FRB has provided a “Small Bank Holding Company” exception to its consolidated capital requirements, and subsequent legislation and the related issuance of regulations by the FRB have increased the threshold for the exception to $3.0 billion of consolidated assets. Consequently, bank holding companies such as the Company with less than $3.0 billion of consolidated assets are not subject to the consolidated holding company capital requirements unless otherwise directed by the FRB.

Source of Strength

Section 616 of the Dodd-Frank Act codified the FRB’s “source-of-strength” doctrine for bank subsidiaries of bank holding companies. The FRB has issued regulations requiring that all bank holding companies serve as a source of strength to their subsidiary depository institutions by providing financial, managerial and other support in times of an institution’s distress. Under this regulation, where a bank is experiencing severe financial distress, its parent bank holding company may be required to make financial contributions to the bank.

Dividends and Stock Repurchases

The FRB has issued a policy statement regarding the payment of dividends by holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization’s capital needs, asset quality and overall supervisory financial condition. Separate regulatory guidance provides for prior consultation with FRB staff concerning dividends in certain circumstances such as where the company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company’s overall rate or earnings retention is inconsistent with the company’s capital needs and overall financial condition. The ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized.

The regulatory guidance also states that a bank holding company should consult with FRB supervisory staff prior to redeeming or repurchasing common stock or perpetual preferred stock if the bank holding company is experiencing financial weaknesses or the repurchase or redemption would result in a net reduction, at the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred.

There is a separate requirement that a bank holding company give the FRB prior written notice of any purchase or redemption of then outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company’s consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, FRB order or directive, or any condition imposed by, or written agreement with, the FRB. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

These regulatory policies may affect our ability to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

Acquisition of Control of the Company

Under the Change in Bank Control Act, no person may acquire control of a bank holding company such as the Company unless the FRB has prior written notice and has not issued a notice disapproving the proposed acquisition. In evaluating such notices, the FRB takes into consideration such factors as the financial resources, competence, experience and integrity of the acquirer, the future prospects the bank holding company involved and its subsidiary bank and the competitive effects of the acquisition. In January 2020, the Federal Reserve substantially revised its control regulations. Under the revised rule, control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the BHC. Where an investor holds less than 25%, the Federal Reserve provides the following four-tiered approach to determining control: (1) less than 5%; (2) 5%-9.99%; (3) 10%-14.99%; and (4) 15%-24.99%. In addition to the four tiers, the Federal Reserve takes into account substantive activities, including director service, business relationships, business terms, officer/employee interlocks, contractual powers, and proxy contests for directors. The Federal Reserve Board may require the company to enter into passivity and, if other companies are making similar investments, anti-association commitments.

Federal Securities Laws

Our common stock will be registered with the Commission prior to the completion of the stock offering. We will be a reporting company subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act, or the JOBS Act, which was enacted in April 2012, has made numerous changes to the federal securities laws to facilitate access to capital markets. Under the JOBS Act, a company with total annual gross revenues of less than $1.07 billion during its most recently completed fiscal year qualifies as an “emerging growth company.” We qualify as an emerging growth company under the JOBS Act.

An “emerging growth company” may choose not to hold shareholder votes to approve annual executive compensation (more frequently referred to as “say-on-pay” votes) or executive compensation payable in connection with a merger (more frequently referred to as “say-on-golden parachute” votes). An emerging growth company also is not subject to the requirement that its auditors attest to the effectiveness of the company’s internal control over financial reporting, and can provide scaled disclosure regarding executive compensation; however, we will also not be subject to the auditor attestation requirement or additional executive compensation disclosure so long as it remains a “non-accelerated filer” and a “smaller reporting company,” respectively, under Commission regulations (generally less than $75 million and $250 million, respectively, of voting and non-voting equity held by non-affiliates or less than $100.0 million in annual revenue). Finally, an emerging growth company may elect to comply with new or amended accounting pronouncements in the same manner as a private company, but must make such election when the company is first required to file a registration statement. We have elected to comply with new or amended accounting pronouncements in the same manner as a private company.

A company loses emerging growth company status on the earlier of: (i) the last day of the fiscal year of the company during which it had total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the company pursuant to an effective registration statement under the Securities Act of 1933; (iii) the date on which such company has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which such company is deemed to be a “large accelerated filer” under Securities and Exchange Commission regulations (generally, at least $700 million of voting and non-voting equity held by non-affiliates).

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. We have policies, procedures and systems designed to comply with these regulations, and we review and document such policies, procedures and systems to ensure continued compliance with these regulations.

MANAGEMENT

Pursuant to New York law and our Certificate of Incorporation, oversight and supervision is vested in our Board of Directors. Our Certificate of Incorporation provides that number of Directors shall not be less than one (1) and permit the exact number to be determined from time to time by the Board of Directors. Our Bylaws provide for a Board of Directors divided into three (3) classes.

The following table sets forth the names, ages, principal occupations, and business experience during the past five years for all of our directors. Our directors also serve as the directors of Hanover Bank.

Name and Position with Hanover	Age	Principal Occupation for Past Five Years	Term of Office Since – Expires(1)
Michael P. Puorro, Chairman and CEO	62	Chairman and CEO of Hanover and Hanover Bank	2012 – 2022

Varkey Abraham, Director	67	Owner of Shoe Wholesale/Retail Company and Real Estate Investor	2008 – 2024

Frank V. Carone, Director	51	Partner in law firm of Abrams, Fensterman, Fensterman, Eisman, Formato, Ferrara, Wolf & Carone, LLP	2010 – 2022

Robert Golden, Director	58	Founder and CEO of TREO Brands and President of Golden Properties Group LLC	2014 – 2024

Ahron H. Haspel, Director	78	Attorney and Certified Public Accountant, Retired Partner of the law firm of Jones Day and KPMG, LLP	2012 – 2024

Michael Katz, Director	82	Physician, Former President of Ear Nose and Throat Associates of New York, P.C.	2012 – 2023

Metin Negrin, Director	55	Founder, Owner and President of Lexin Capital, a real estate investment, redevelopment and management company, Former Chairman of Savoy	2021 – 2022

Philip Okun, Director	67	Former President of Polimeni International and Chief Operating Officer of Skyline Management; Founding Partner of Realty Connect USA, LLC	2008 – 2023

Elena Sisti, Director	66	Managing Partner of Durel Associates, Agem LLC, and Riviera Development Corporation, real estate investment and management companies in New Jersey , Former Founder and Director of Savoy	2021 - 2022

John R. Sorrenti, Director	71	Architect, Founder and President of JRS Architect, P.C.	2012 – 2023

(1) Includes service on Hanover Bank’s Board of Directors prior to the formation of Hanover Bancorp, Inc.

Executive Officers

The following table sets forth the names, ages, positions and term of office of each of the executive officers of Hanover.

Name	Age	Position with Hanover	Term of Office Since – Expires(1)
Brian K. Finneran	64	President	2017

Lance P. Burke	42	Executive Vice President, Chief Financial Officer	2021

Kevin Corbett	62	Executive Vice President, Chief Credit Officer	2020

Denise Chardavoyne	44	Executive Vice President, Chief Operations Officer	2018

Lisa A. DiIorio	58	First Senior Vice President, Chief Accounting Officer	2016

Michael Locorriere	53	Executive Vice President, Chief Municipal Officer	2020

Alice Rouse	55	Executive Vice President, Chief Risk Officer	2017

McClelland Wilcox	49	Senior Executive Vice President, Chief Lending & Revenue Officer	2021

(1)	Executive officers serve at the pleasure of the Board, and do not have set terms of office.

There are no arrangements between any of our directors and any other individuals pursuant to which any director was selected as a director. No director is related to any other director or executive officer by blood, marriage, or adoption. No director is also a director of a company having a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, except for Ahron Haspel, who serves as a Trustee of the North European Oil Royalty Trust.

The Business Background of Our Directors and Executive Officers

The following is a brief discussion of the business and banking background and experience of our directors and executive officers for at least the past five years. With respect to directors, the biographies also contain information regarding the person’s experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Unless otherwise indicated, directors and senior officers have held their positions for the past five years. No director has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or with any of our executive officers.

•	Michael P. Puorro, Chairman and Chief Executive Officer. Mr. Puorro has over thirty years of banking experience, with over twenty-five years as a senior executive. Mr. Puorro previously served as the President of a Long Island based community bank, and as the Chief Financial Officer of a large, publicly traded thrift holding company. Prior to joining Hanover, Mr. Puorro was the Co-Chairman and President of Madison National Bancorp, Inc. and Madison National Bank where he was a leading member of Madison’s entrepreneurial group and executive management team. Prior to this, Mr. Puorro served as Executive Vice President and Chief Financial Officer of New York Community Bancorp, Inc. and as Executive Vice President and Chief Financial Officer of Roslyn Bancorp, Inc. Mr. Puorro is a former Board member of the New York Banker’s Association. Mr. Puorro earned a Bachelor of Business Administration degree in Accounting from Dowling College’s School of Professional Accountancy, and in addition to being a Certified Public Accountant, is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants. In May 2012, Mr. Puorro received an Honorary Doctorate Degree in Human Letters from Dowling College. Through his business contacts in our market, Mr. Puorro has been able to attract customers and investors, and his financial expertise is of great value to the Board. In addition, as our senior executive officer, his insight on the our operations is invaluable to the Board.

•	Robert Golden, Lead Independent Director - Mr. Golden’s family is the legacy co-founder of the Snapple Beverage Corporation which produced one of the nation's leading flavored beverages. By the time the Company was purchased by the Quaker Oats Company in 1994, it produced annual sales revenue of $700 million. Today, Mr. Golden is the Founder and CEO of TREO Brands, an innovative beverage company focused on plant-based hydration. Mr. Golden is also President of Golden Properties Group LLC which is an active investor in commercial office buildings and retail and residential properties in New York City and the surrounding areas, as well as throughout the Midwest. Prior to forming Golden Properties Group LLC, Mr. Golden was the owner of one of the largest cleaning and security companies in New York (Golden Mark). His company serviced mainly large office buildings and financial institutions. Mr. Golden is a contributor to many charitable organizations and is currently on the Nassau County Police Department Foundation Advisory Board. Mr. Golden attended the University of Bridgeport. Through his business activities, Mr. Golden has a strong sense of business conditions in our market that is invaluable to the Board.

•	Varkey Abraham, Director – Mr. Abraham is a founding director of Hanover Community Bank. Mr. Abraham is the principal owner and Chief Executive Officer of the Eric’s Shoe Stores chain in the United States, Abraham and Sons Leather Company and VA Smith Shoe Company International. Further, Mr. Abraham is a real estate investor, serves as Chairman of the Pravasi television channel, and is the President of the Queens Village New York Chamber of Commerce. Mr. Abraham is the former two-term President of the Indo-American Malayalee Chamber of Commerce and also served as a Sabha Council Member for Saint Thomas Mar Thoma Church. Mr. Abraham was born in Kerala, India. Mr. Abraham’s experience as a senior officer brings to the Board significant management expertise and leadership skills, as well as insight into the experience of locally owned business.

•	Frank V. Carone, Director - Mr. Carone is an executive partner in the full-service law firm of Abrams, Fensterman, Fensterman, Eisman, Formato, Ferrara, Wolf & Carone, LLP, specializing in Civil and Criminal matters for Individuals, Corporations, Governmental Agencies, NFPs, Professional practices and Family offices, as well as counselling clients in various government relations strategies. Prior to joining his current firm, Mr. Carone was a founding partner in the Law Office of Seddio & Carone, LLC. Mr. Carone earned his Juris Doctor from Brooklyn Law School. Mr. Carone was appointed to the NYC Taxi & Limousine Commission in 2011 and completed his term of service with the Commission at the end of 2016. In 2017, Mr. Carone was appointed Chair to the newly formed New York State Bar Association Committee on Transportation Law which will focus on issues associated with Ride-Sharing Services and Driverless vehicles. Mr. Carone graduated from The School of Mortgage Banking in 1999 and founded a multi-state mortgage bank with over 200 employees that he subsequently merged into a larger mortgage bank. Mr. Carone served in the United States Marine Corps from 1993 to 1995 where he was commissioned 2nd Lieutenant. Mr. Carone has been a member of the New York State Bar Association, Association of Trial Lawyers of America, Brooklyn Bar Association (where he presently serves as First Vice President), The American Association of Bank Directors, National Association of Criminal Defense Lawyers, Kings County Criminal Bar Association and the Columbian Lawyers Association. Mr. Carone serves on the Board and is Chair of the Audit Committee of the Ridgewood Bushwick Senior Citizens Council ('RBSCC')(now RiseBoro), a non-profit which serves 30,000 constituents and has a budget of almost $100 million. Mr. Carone also previously served on the Board and as Audit Chair of the Catholic Foundation of Brooklyn and Queens. Mr. Carone joined the founding Advisory Board of the New York League of Independent Bankers and also serves on the Board at the Downtown Brooklyn Partnership. Mr. Carone has been designated a Super Lawyer in Government Relations since 2016, a distinction earned by only five percent of the lawyers in the New York metro area. Mr. Carone’s extensive legal experience and community involvement provides us with substantial insights for enhancing our public perception, corporate citizenship initiatives and business operations.

•	Ahron H. Haspel, Director - Mr. Haspel is an active investor and an attorney and CPA specialized in the tax area. He retired from Jones Day in January 2011 where he served as a partner specializing in the corporate tax and mergers acquisitions area. Prior to joining Jones Day in February 2005, Mr. Haspel was a partner at KPMG and served on its Board of Directors and in a number of leadership positions. While on the Board of KPMG, Mr. Haspel served on the firm's Audit, Compensation and Strategic Planning Committees. Mr. Haspel serves as a member of the Board and Trustee of North European Oil Royalty Trust (NRT) a New York stock exchange listed company and serves as Chairman of NRT’s Audit and Compensation Committees. Mr. Haspel is a qualified financial expert for SEC purposes. He earned a Bachelor of Science degree in Accounting from Long Island University, his Juris Doctor from Brooklyn Law School and his LLM degree in Taxation from New York University School of Law. He is a Certified Public Accountant and an active member of the New York Bar. He is also a member of the Board of a number of philanthropic organizations. Mr. Haspel’s extensive legal and accounting background and understanding of finance, and experience with public companies, proves invaluable to the Board.

•	Michael Katz, Director - Dr. Katz is an active financial institution investor and highly experienced and accomplished board-certified otolaryngologist. Dr. Katz has been in practice with Ear, Nose, and Throat Associates of New York, P.C. since 1969. For over 35 years, he served as President of the group practice which is one of the largest multi-specialty practices of its kind with offices located throughout Queens, Nassau, Suffolk, and the Bronx. While serving as President, Dr. Katz oversaw a growing practice of over 200 employees in multiple locations including over 30 physicians and physician assistants/nurse practitioners, specializing in otolaryngology, allergy & immunology, facial plastic and reconstructive surgery, audiology, sleep disorders and speech and swallowing disorders. Dr. Katz earned his undergraduate degree from Columbia University and his medical degree from the State University of New York, Downstate. He went on to complete general surgery training at Kings County Hospital in New York and then did his residency in otolaryngology at Manhattan Eye, Ear and Throat Hospital. He is board certified by the American Board of Otolaryngology. Dr. Katz was Chief of Ear, Nose and Throat (“ENT”) at Flushing Hospital and was previously Chief of ENT at New York Hospital Medical Center of Queens. Apart from the medical field, Dr. Katz serves as Co-Chairman of the Fisher Island Condo Board #2, is highly active in the area of environmental issues and is a large contributor to the UJA-Federation of NY. Dr. Katz’ business development capabilities in the Long Island marketplace led the Board to conclude that Dr. Katz should serve as a director.

•	Metin Negrin, Director - Mr. Negrin is the Founder and President of Lexin Capital, a private investment, development and management company that manages its own capital along with a global client base and makes direct investments in real estate. The firm has real estate investments in New York City as well as Florida, Maryland, Arizona and Mexico and had also past investments in France. Mr. Negrin is also active making direct investments in the technology sector, including his investments in Tipalti and Houzz as well as in the banking sector with Savoy Bank. Prior to the sale to Hanover Bank, Mr. Negrin was the Chairman of the Board of Savoy Bank. In addition, Mr. Negrin is the President of the Board of the Allen-Stevenson School, a boys Kindergarten-8 day school of 400 students on the Upper East Side and founded in 1883, as well as Treasurer and Executive Committee Board Member of the American Turkish Society. A graduate of Deutsche Schule High School in Istanbul, Mr. Negrin holds a BS in Economics and a MBA in Finance from NYU Stern School of Business. Mr. Negrin’s management and business experience led the Board to conclude that Mr. Thompson should serve as a director.

•	Philip Okun, Director - Mr. Okun is a founding director of Hanover Community Bank. Additionally, he has been Chairman of the Loan Committee since the Bank’s inception. Mr. Okun has been in the commercial real estate industry for more than 30 years. As President of Polimeni International, Mr. Okun was responsible for the Company’s development program in Poland, having completed numerous shopping centers throughout the country. As President of its affiliate company, Skyline Management Corp., he was responsible for the management of a 3,000,000 square foot portfolio of office buildings and shopping centers on Long Island and the east coast. Further, his experience includes redevelopment, leasing, financing, and brokerage. Mr. Okun is a founding partner of Realty Connect USA, LLC. Realty Connect currently has over 800 sales agents in 14 offices on Long Island and Queens. Mr. Okun is a licensed real estate broker in New York and Florida. He is author of the book “Make Money On Main Street” and a licensed sea captain. Mr. Okun earned a Bachelor of Arts degree in education from Fairleigh Dickinson University. Mr. Okun’s experience in the commercial real estate market led the Board to conclude that Mr. Okun should serve as a director.

•	Elena Sisti, Director - Ms. Sisti was the founder and chairperson emeritus of Savoy Bank, only the second New York bank established by a woman. Ms. Sisti founded Savoy Bank following a 25-year career at Citibank. Savoy Bank was designated as a Community Development Financial Institution by the U.S. Treasury Department and as a preferred lender by the Small Business Administration. Ms. Sisti is the Managing Partner of a New Jersey based real estate investment and management firm started by her family. She received a B.A. in Economics from Barnard College, Columbia University. Ms. Sisti immigrated to the United States in 1963 from Caracas, Venezuela. Her multicultural background is derived from a Greek-Romanian father, Spanish mother, and having lived on three continents. Ms. Sisti is married to neurosurgeon Dr. Michael B. Sisti and they have three children. Ms. Sisti’s experience in banking and financial services, along with her knowledge of our local community will assist us as we continue to grow.

•	John R. Sorrenti, Director - Mr. Sorrenti, FAIA, is Founder and President of JRS Architect, P.C., a full service architectural, interior design and preservation firm serving the greater New York City region. Since its inception in 1986, the firm has received numerous design awards under his leadership. Mr. Sorrenti has served on many committees both for American Institute of Architects (AIA) and National Council of Architectural Registration Board (NCARB) rising to the President of the New York State AIA, Vice President of the National AIA and Regional Director for the NCARB’s national board. Mr. Sorrenti chaired the AIA/College of Fellows’ Regional Representative Program nationally for six years and in 2016 was the Chancellor for the College of Fellows. He remains on the New York State Education Board of Architecture as an Extended Member, previously serving as Chair and is currently Chair of North Hempstead’s Landmarks Commission. In 1991, Mr. Sorrenti helped to form the guidelines for the Americans with Disabilities Act (ADA) and in 1993 assisted with the New York City ADA Code. Mr. Sorrenti has served on the National Architectural Accrediting Board Committee for college accreditation and has performed reviews of his peers for the American Council of Engineering Companies. In 2008, Mr. Sorrenti was presented with the Lifetime Achievement Award from the AIA Long Island Chapter and in 2017 received their Community Service Honor Award. Mr. Sorrenti earned a Bachelor of Architecture degree from New York Institute of Technology (NYIT), a Masters in Architecture from Ohio University, and an MBA from NYIT. Mr. Sorrenti provides the Board with significant leadership and managerial experience, particularly from the perspective of as a locally based business enterprise.

Executive Officers who are not Directors

•	Brian K. Finneran, President. Mr. Finneran has over forty years of experience in the banking industry. Prior to joining us in 2017, Mr. Finneran was the former Executive Vice President and Chief Financial Officer and member of the Board of Directors at Suffolk Bancorp.

•	Kevin Corbett, Executive Vice President and Chief Credit Officer. Mr. Corbett has over thirty-five years of experience in the banking industry. Prior to joining us, Mr. Corbett served as Senior Vice President and Chief Credit Officer of Dime Community Bank and Senior Vice President and Chief Credit Officer of Astoria Bank.

•	McClelland (“Mac”) Wilcox, Senior Executive Vice President, Chief Lending & Revenue. Mr. Wilcox was the former President and Chief Executive officer of Savoy. He has over twenty years of experience as a banking leader and entrepreneur.

•	Denise Chardavoyne, Executive Vice President and Chief Operations Officer. Ms. Chardavoyne has over twenty years of banking experience. Ms. Chardavoyne previously served as Executive Vice President and Chief Information Officer of Amalgamated Bank, and Chief Information Officer at Suffolk County National Bank.

•	Michael Locorriere, Executive Vice President and Chief Municipal Officer. Mr. Locorriere has more than thirty years of banking and government experience. Mr. Locorriere previously served as Executive Vice President & Director of Municipal Banking at Empire National Bank.

•	Lance P. Burke, Executive Vice President and Chief Financial Officer. Mr. Burke has over twenty years of experience in the banking industry. Prior to joining our team, Mr. Burke served as Senior Vice President and Controller of Dime Bank (formerly BNB Bank).

•	Alice T. Rouse, Executive Vice President & Chief Risk Officer. Ms. Rouse has over twenty-five years of banking experience. Prior to joining our team in 2017, she served in various financial and audit capacities at Astoria Bank.

•	Lisa A. DiIorio, First Senior Vice President & Chief Accounting Officer. Ms. DiIorio has over twenty-five years of experience in the banking industry. Prior to joining our team in 2016, Ms. DiIorio served as Vice President and Principal Accounting Officer at Bridgehampton National Bank.

Independence

A majority of the Board consists of individuals who are "independent" under the Nasdaq listing standards. Mr. Michael P. Puorro, our Chairman and CEO, is the only member of our Board who is not independent. In reaching this conclusion, the Board took into account the fact that several members of the Board conduct banking transactions with Hanover Bank. These transactions are in accordance with Federal law and regulation and do not involve risk or beneficial terms beyond those involved in transaction between Hanover Bank and third party customers. Shareholders wishing to communicate directly with the independent members of the Board of Directors may send correspondence to Hanover Bancorp, Inc., Attn.: Robert Golden, Lead Independent Director, 80 East Jericho Turnpike, Mineola, New York 11501.

Diversity Statement

Although we have not adopted a formal policy on diversity, the Board considers diversity when selecting candidates for Board service. When the Board determines there is a need to fill a director position, we begin to identify qualified individuals for consideration. We seek individuals that possess skill sets that a prospective director will be required to draw upon in order to contribute to the Board, including professional experience, education, and local knowledge. While education and skills are important factors, we also consider how candidates will contribute to the overall balance of the Board, so that we will benefit from directors with different perspectives, varying viewpoints and wide-ranging backgrounds and experiences. We view and define diversity in its broadest sense, which includes gender, ethnicity, education, experience and leadership qualities.

Code of Conduct

The Board of Directors has adopted a Code of Conduct governing our Chief Executive Officer and senior financial officers, as required by the Sarbanes-Oxley Act and SEC regulations, as well as the Board of Directors and other senior members of management. Our Code of Business Conduct governs such matters as conflicts of interest, use of corporate opportunity, confidentiality, compliance with law and the like. Our Code of Ethics is available on our website at www.hanoverbank.com.

Board Leadership; Lead Independent Director

The Board of Directors has appointed Mr. Puorro as the Company's Chief Executive Officer and Chairman of the Board. The Board believes that the combination of these two roles provides more consistent communication and coordination throughout the organization, which results in a more effective and efficient implementation of corporate strategy and is important in unifying our strategy behind a single vision. Our Board has also appointed Mr. Robert Golden, an independent director, to serve as Lead Independent Director of the Board. As Lead Independent Director, Mr. Robert Golden presides over all Board meetings when the Chairman is not present and presides over meetings of the non-management directors held in executive session. The Lead Independent Director has the responsibility of meeting and consulting with the Chairman and Chief Executive Officer on Board and committee meeting agendas, acting as a liaison between management and the non-management directors, including maintaining frequent contact with the Chairman and Chief Executive Officer and advising him on the efficiency of the Board meetings, and facilitating teamwork and communication between the non-management directors and management.

Risk Oversight

Risk is an inherent part of the business of banking. Risks faced by Hanover Bank include credit risk relating to its loans and interest rate risk related to its entire balance sheet. The Board of Directors oversees these risks through the adoption of policies and by delegating oversight to certain committees, including the Audit Committee and the Loan and Asset/Liability Committees. These committees exercise oversight by establishing a corporate environment that promotes timely and effective disclosure, fiscal accountability and compliance with all applicable laws and regulations.

Committees of Our Board of Directors

Audit Committee.  We maintain an Audit Committee. The Audit Committee is responsible for the selection of the independent registered public accounting firm for the annual audit and to establish, and oversee the adherence to, a system of internal controls. The Audit Committee reviews and accepts the reports of our independent auditors and regulatory examiners. The Audit Committee arranges for an annual audit through its registered independent public accounting firm, evaluates and implements the recommendations of the auditors as well as interim audits performed by our outsourced internal auditors, receives all reports of examination by bank regulatory agencies, analyzes such regulatory reports, and reports to the Board the results of its analysis of the regulatory reports. The Audit Committee met five times during fiscal 2020. The Board of Directors has adopted a written charter for the Audit Committee which is available on our website at www.hanoverbank.com. The Audit Committee currently consists of Directors Ahron H. Haspel (Chair), Frank V. Carone, Michael Katz, Philip Okun, and Elena Sisti, all of whom are “independent” under the Nasdaq listing standards and meet the independence standards of the Sarbanes-Oxley Act.

Compensation Committee.   The Compensation Committee consists of Directors Robert Golden (Chair), Frank V. Carone, Ahron H. Haspel, Michael Katz, Metin Negrin, Philip Okun, and John R. Sorrenti. Each member of the Compensation Committee is independent, as such term is defined in the Nasdaq listing standards.  The purpose of the Compensation Committee is to review senior management’s performance and determine compensation, and review and set guidelines for compensation of all employees. The Compensation Committee does not delegate its authority regarding compensation. In fiscal 2020, the Compensation Committee met four times. The Board of Directors has adopted a written charter for the Compensation Committee which is available on our website at www.hanoverbank.com.

Nominating and Corporate Governance Committee. The Company has a Nominating and Corporate Governance Committee consisting of Directors Frank V. Carone (Chair), Ahron H. Haspel, Michael Katz, and John R. Sorrenti. each member of the Nominating and Corporate Governance Committee is independent, as such term is defined in the Nasdaq listing standards. The Board of Directors has adopted a written charter for the Compensation Committee which is available on our website at www.hanoverbank.com. The Nominating and Corporate Governance Committee has responsibility for identifying and evaluating candidates for director and recommending the nomination of directors to the full Board. This Committee:

•	Reviews and assesses the adequacy of our corporate governance guidelines, personal codes of conduct and related internal policies and guidelines; and

•	Assists the Board in interpreting and applying corporate governance guidelines and recommends any proposed changes to the Board of Directors for approval.

The Nominating and Corporate Governance Committee met two times during fiscal 2020.

Compensation Committee Interlocks and Insider Participation

There are no compensation committee "interlocks," which generally means that no executive officer of the Company or the Bank served as a director or member of the compensation committee of another entity, one of whose executive officers serves as a director or member of the Compensation Committee.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below sets forth information concerning the compensation of our Chief Executive Officer and our next two most highly compensated executive officers (the “NEO’s”) for the fiscal year ended September 30, 2020:

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards(1) ($)	Option awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension value and non- qualified deferred compensation earnings ($)	All other compensation (2) ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Michael P. Puorro,	2020	534,615	311,200	103,742	—	—	—	28,194	977,751
Chairman and	2019	486,346	304,853	669,750	—	—	—	24,790	1,485,739
Chief Executive	2018	432,596	273,000	93,373	—	—	—	24,590	823,559

Brian K. Finneran,	2020	381,539	150,000	51,010	—	—	—	25,506	608,055
President and Chief	2019	331,398	138,825	280,782	—	—	—	25,306	776,311
Financial Officer	2018	297,942	56,326	43,501	—	—	—	25,106	422,875

Kevin Corbett,	2020	204,981	—	65,370	—	—	—	4,823	275,174
Executive Vice
President and Chief Credit Officer(3)

(1)	Stock awards reported reflect the grant date fair value of restricted stock units awards and performance units awards under Accounting Standards Codification Topic No. 718, Compensation-Stock Compensation (“ASC Topic 718”).
(2)	All other compensation consists of 401(k) matching contributions, automobile allowance, and life insurance premiums.
(3)	Mr. Corbett commenced employment on January 2, 2020.

Outstanding Equity Awards at Fiscal Year-End
Name	Option Awards					Stock Awards
	Number of securities underlying unexercised options (#) exerciseable	Number of securities underlying unexercised options (#) un-exerciseable	Equity incentive plan awards: Number of securities underlying unexercised unearned options	Option exercise price	Option expiration date	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested
	(#)	(#)	(#)	($)	(#)	(#)	($)	(#)	(#)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Michael P. Puorro	71,840	0	0	10.00	10/1/2024	18,705	411,510	—	—
Brian K. Finneran	20,000	0	0	16.25	7/24/2027	8,318	182,996	—	—
Kevin Corbett	—	—	—	—	—	2,972	65,384	—	—

The Company is party to employment agreements with several executives. The following is a summary of those agreements.

We are parties to employment agreements with each of Messrs. Puorro, Chief Executive Officer and Brian K. Finneran, President. Each agreement has a term of three years, and renews for an additional twelve month period each year. Mr. Puorro is to receive a base salary of at least $364,375, subject to annual adjustment. He will also be eligible to participate in our incentive plans and other benefit plans for executive officers. Mr. Puorro is to receive an $800 per month car allowance, and we will reimburse Mr. Puorro for his premiums on a life insurance policy he owns. In the event that Mr. Puorro’s employment is terminated without cause, he is entitled to receive a lump sum payment equal to the sum of two times (i) his then current base salary (ii) the highest cash bonus paid to him over the prior three years, (iii) the highest grant date value of any equity award granted to Mr. Puorro over the prior three years and (iv) his annual automobile allowance. In addition, we will maintain Mr. Puorro’s then current health, hospital, medical and life insurance benefits in effect for two years after his termination, or pay Mr. Puorro the value of the premiums for such coverage. In the event of a merger, acquisition or change-in-control transaction, Mr. Puorro will be entitled to a lump sum payment equal to the sum of 2.99 times (i) his then current base salary (ii) the highest cash bonus paid to him over the prior three years, (iii) the highest grant date value of any equity award granted to Mr. Puorro over the prior three years and (iv) his annual automobile allowance. In addition, Mr. Puorro’s then current health, hospital, medical and life insurance benefits are to be maintained in effect for three years after the change in control transaction, or Mr. Puorro is to be paid the value of the premiums for such coverage. The benefits upon a change in control are subject to reduction to avoid the imposition of excise taxes under Section 4999 of the Code, provided that such reduction would result in a better after-tax result for Mr. Puorro. Had a change in control occurred as of September 30, 2020 at an assumed price equal to 120% of our then tangible book value (a price of $21.87), Mr. Puorro would have been entitled to receive a net payment, after the reduction required to ensure that the payments would not constitute an excess parachute payment, of approximately $2,025,000 under his employment agreement.

The terms of Mr. Finneran’s employment agreement are substantially similar to those of Mr. Puorro’s employment agreement, except that Mr. Finneran’s base salary must be at least $290,000, the reimbursement of his life insurance premiums is capped at $5,000 per year, upon his termination without cause he will be entitled to a lump sum payment equal to the sum of (i) his then current base salary (ii) the highest cash bonus paid to him over the prior three years, (iii) the highest grant date value of any equity award granted to Mr. Finneran over the prior three years and (iv) his annual automobile allowance, and, in the event of a merger, acquisition or change-in-control transaction, Mr. Finneran will be entitled to a lump sum payment equal to the sum of two times (i) his then current base salary (ii) the highest cash bonus paid to him over the prior three years, (iii) the highest grant date value of any equity award granted to Mr. Finneran over the prior three years and (iv) his annual automobile allowance. The benefits upon a change in control are subject to reduction to avoid the imposition of excise taxes under Section 4999 of the Code, provided that such reduction would result in a better after-tax result for Mr. Finneran.   Had a change in control occurred as of September 30, 2020 at an assumed price equal to 120% of our then tangible book value (a price of $21.87), Mr. Finneran would have been entitled to receive a net payment, after the reduction required to ensure that the payments would not constitute an excess parachute payment, of approximately $1,110,000 under his employment agreement.

Hanover Bank is also party to a Change in Control Agreement with Mr. Kevin Corbett, Hanover Bank’s Chief Credit Officer. Under the agreement, in the event of a merger, acquisition or change-in- control transaction, Mr. Corbett will be entitled to a lump sum payment equal to the sum of (i) his then current base salary (ii) the highest cash bonus paid to him over the prior three years, (iii) his annual automobile allowance. The benefits upon a change in control are subject to reduction to avoid the imposition of excise taxes under Section 4999 of the Code, provided that such reduction would result in a better after-tax result for Mr. Corbett.   Had a change in control occurred as of September 30, 2020, Mr. Corbett would have been entitled to receive a payment of approximately $350,000 under the Change in Control Agreement and through the acceleration of his equity awards.

Director Compensation

We pay our non-employee members of the Board a retainer of $1,250 per month and a fee of $850 per Board meeting attended. Our Lead Independent Director also receives an additional retainer of $3,750 per quarter, and our committee chairs receive an additional fee of between $2,500 and $13,400 per year. We also pay committee fees to those Board members who serve on Board committees. Our Directors also participate in our equity compensation plans. The table below shows the compensation paid to our non-employee directors for the fiscal year ended September 30, 2020.

Director Compensation
Name	Fees earned or paid in cash	Stock Awards	Options awards	Non-equity incentive plan compensation	Nonqualified deferred compensation earnings	All other compensation	Total
	($)	($)	($)	($)	($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Varkey Abraham	28,850	21,790	—	—	—	—	50,640
Frank V. Carone	30,000	21,790	—	—	—	—	51,790
Robert Golden	50,350	21,790	—	—	—	—	72,140
Ahron H. Haspel	45,250	21,790	—	—	—	—	67,040
Michael Katz	31,850	21,790	—	—	—	—	53,640
Philip Okun .	33,350	21,790	—	—	—	—	55,140
John R. Sorrenti	31,100	21,790	—	—	—	—	52,890

Security Ownership of Management

The following table sets forth information as of September 1, 2021 regarding the number of common shares beneficially owned by all directors, executive officers described and by all directors and executive officers as a group. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of the nominee living in such person’s home, as well as shares, if any, held in the name of another person under an arrangement whereby the Director or executive officer can vest title in themselves at once or within sixty (60) days. Beneficially owned shares also include shares over which the named person has sole or shared voting or investment power, shares owned by corporations controlled by the named person, and shares owned by a partnership in which the named person is a partner.

Unless otherwise indicated, the address for each listed shareholder is: c/o Hanover Bancorp, Inc., 80 East Jericho Turnpike Mineola, NY 11501.

Name	Number of Shares Beneficially Owned		Percentage of Class
Directors
Michael P. Puorro	286,236	(1)	5.08%
Varkey Abraham	42,627	(2)	0.77%
Frank V. Carone	28,381	(3)	0.51%
Robert Golden	365,053	(4)	6.55%
Ahron H. Haspel	55,218	(5)	0.99%
Michael Katz	235,122	(6)	4.22%
Metin Negrin	217,507		3.91%
Philip Okun	30,491	(7)	0.55%
Elena Sisti	126,280		2.27%
John R. Sorrenti	30,716	(8)	0.55%

Executive Officers
Brian K. Finneran	79,820	(9)	1.43%
Deonisia Chardavoyne	7,740	(10)	0.14%
Alice Rouse	19,767	(11)	0.35%
Kevin Corbett	3,972	(12)	0.07%
McClelland Wilcox	100,100	(13)	1.78%
Michael Locorriere	5,000	(14)	0.09%
Lance Burke	6,000	(15)	0.11%
Lisa A. DiIorio	14,615	(16)	0.26%

All Executive Officers and Directors as a Group (18 persons)	1,654,645		29.64%

(1)	Includes 71,840 vested options to purchase shares of Hanover’s common stock. Also includes 18,705 shares of restricted stock subject to future vesting but as to which voting may currently be directed.
(2)	Includes 3,217 vested options to purchase shares of Hanover’s common stock. Also includes 2,887 shares of restricted stock subject to future vesting but as to which voting may currently be directed.

(3)	Includes 7,057 vested options to purchase shares of Hanover’s common stock. Also includes 2,887 shares of restricted stock subject to future vesting but as to which voting may currently be directed and 9,314 shares held by his children.
(4)	Includes 10,000 vested options to purchase shares of Hanover’s common stock. Also includes: (i) 3,762 shares of restricted stock subject to future vesting but as to which voting may currently be directed, (ii) 254,461 shares held by certain trusts, of which the beneficiary is Mr. Golden and his family members, and (iii) 52,771 shares held by limited liability company which Mr. Golden controls.
(5)	Includes 8,139 vested options to purchase shares of Hanover’s common stock. Also includes 3,137 shares of restricted stock subject to future vesting but as to which voting may currently be directed.
(6)	Includes 7,057 vested options to purchase shares of Hanover’s common stock. Also includes 2,928 shares of restricted stock subject to future vesting but as to which voting may currently be directed and 96,760 shares held by various trusts.
(7)	Includes 8,139 vested options to purchase shares of Hanover’s common stock. Also includes 2,928 shares of restricted stock subject to future vesting but as to which voting may currently be directed.
(8)	Includes 7,057 vested options to purchase shares of Hanover’s common stock. Also includes 2,679 shares of restricted stock subject to future vesting but as to which voting may currently be directed.
(9)	Includes 20,000 vested options to purchase shares of Hanover’s common stock. Also includes 8,318 shares of restricted stock subject to future vesting but as to which voting may currently be directed.
(10)	Includes 3,107 shares of restricted stock subject to future vesting but as to which voting may currently be directed.
(11)	Includes 6,000 vested options to purchase shares of Hanover’s common stock. Also includes 1,767 shares of restricted stock subject to future vesting but as to which voting may currently be directed.
(12)	Includes 2,972 shares of restricted stock subject to future vesting but as to which voting may currently be directed.
(13)	Includes 71,900 vested options to purchase shares of Hanover’s common stock.
(14)	Includes 5,000 shares of restricted stock subject to future vesting but as to which voting may currently be directed.
(15)	Includes 6,000 shares of restricted stock subject to future vesting but as to which voting may currently be directed.
(16)	Includes 6,000 vested options to purchase shares of Hanover’s common stock. Also includes 750 shares of restricted stock subject to future vesting but as to which voting may currently be directed.

Security Ownership of Certain Beneficial Owners

The following table sets forth information as of September 1, 2021, with respect to the beneficial ownership of our common stock by each person or group of persons, other than members of the Board of Directors or management of Hanover, known to Hanover to be the beneficial owner of more than five percent (5%) of Hanover voting stock. There are no shareholders other than those set forth below of whom Hanover is aware that beneficially own 5% or more of the common stock of Hanover.

Name of Beneficial Owner of More Than 5% of the Common Stock	Number of Shares Beneficially Owned	Percent of Class
Muthoot Holdings LLC	443,481	7.97%

TRANSACTIONS WITH RELATED PERSONS

Hanover Bank has made in the past and, assuming continued satisfaction of generally applicable credit standards, expects to continue to make loans to directors, executive officers and their associates (i.e. corporations or organizations for which they serve as officers or directors or in which they have beneficial ownership interests of ten percent or more). These loans have all been made in the ordinary course of Hanover Bank’s business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not affiliated with Hanover and do not involve more than the normal risk of collectability or present other unfavorable features.

DESCRIPTION OF OUR Capital STOCK

The following description of our common stock is a summary only and not meant to be complete, but is subject to and qualified in its entirety by our amended and restated certificate of incorporation and bylaws, and by the provisions of the applicable New York law. Under our amended and restated certificate of incorporation, we are authorized to issue up to 17,000,000 shares of common stock, par value $0.01 per share and up to 15,000,000 shares of preferred stock, par value $0.01 per share. As of June 30, 2021, 5,552,457 shares of common stock were outstanding. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable. No shares of preferred stock are outstanding.

Common Stock

Governing Documents. Holders of shares of our common stock have the rights set forth in our articles, our bylaws and New York law.

Dividend Rights and Distributions. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to share equally in dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose.

Ranking. Our common stock ranks junior with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company to all other securities and indebtedness of the Company. In the event of liquidation, dissolution or winding up, the holders of our common stock would be entitled to share equally on a per share basis, after payment or provision for payment of all our debts and liabilities, all of our remaining assets available for distribution.

Conversion Rights. Our common stock is not convertible into any other shares of our capital stock

Voting Rights. Each holder of our common stock is entitled to one vote per share on all matters to be voted upon by shareholders. Holders of our common stock do not have cumulative voting rights.

Preemptive Rights. The holders of our common stock have no preemptive rights.

Redemption. We have no obligation or right to redeem our common stock.

Stock Exchange Listing. We have applied to list our common stock on the NASDAQ Global Select Market under the symbol “HNVR.”

Preferred Stock

Upon authorization of our board of directors, we may issue shares of one or more series of our preferred stock from time to time. Our board of directors may, without any action by holders of common stock and except as may be otherwise provided in the terms of any series of preferred stock of which there are shares outstanding, adopt resolutions to designate and establish a new series of preferred stock. Upon establishing such a series of preferred stock, the board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. The rights of any series of preferred stock may include, among others:

•	general or special voting rights;
•	preferential liquidation rights;
•	preferential cumulative or noncumulative dividend rights;
•	redemption or put rights; and
•	conversion or exchange rights.

We may issue shares of, or rights to purchase shares of, one or more series of our preferred stock that have been designated from time to time, the terms of which might:

•	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock or other series of preferred stock;
•	discourage an unsolicited proposal to acquire us; or
•	facilitate a particular business combination involving us.

Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over our then market price.

Classification of Directors

According to our amended and restated certificate of incorporation, we shall have at least one director, with the actual number to be fixed by the board of directors from time to time. Directors are divided into three classes (Class I, Class II, or Class III), with each class as nearly equal in number as possible. The term of office of each class of directors is three years, so that the term of office of one class of directors expires each year when their respective successors have been duly elected and qualified.

Anti-Takeover Provisions

Provisions of New York law and the terms of our amended and restated certificate of incorporation and bylaws contain provisions which could make a takeover or purchase more difficult, even if a significant percentage of our shareholders believe any such transaction is in their best interests. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.

Authorized But Unissued Capital Stock. We have      shares of authorized but unissued shares of common stock, and we have reserved an additional       shares of common stock for issuance upon the exercise of outstanding stock options, resulting in        shares of common stock that may be issued by our board of directors. We also have 15,000,000 shares of authorized but unused preferred stock, which may be issued by the board of directors without further shareholder action. These shares could be used by our board of directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise.

Limitation on Right to Call a Special Meeting of Shareholders. Our bylaws provide that special meetings of shareholders may only be called by our board or our president or by the holders of a majority of the outstanding shares.

Advance Notice Provisions. Additionally, our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to our corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the previous year’s annual meeting. Our bylaws also specify requirements as to the form and content of a shareholder’s notice.

Classification of Directors. According to our amended and restated certificate of incorporation, we shall have at least one director, with the actual number to be fixed by the board of directors from time to time. Directors are divided into three classes (Class I, Class II, or Class III), with each class as nearly equal in number as possible. The term of office of each class of directors is three years, so that the term of office of one class of directors expires each year when their respective successors have been duly elected and qualified.

Filling of Board Vacancies; Removals. Any vacancies in our board of directors and any directorships resulting from any increase in the number of directors may be filled by a majority of the remaining directors, even if less than a quorum exists.

New or Amendment of the Bylaws. New bylaws may be adopted or the bylaws may be amended or repealed by our board of directors, subject to the right of our shareholders to alter or repeal any bylaw made by the board by simple majority.

Voting Provisions. Our amended and restated certificate of incorporation provides that any merger, consolidation, sale of all or substantially all of our assets and any offer for the exchange of securities must be approved by the affirmative vote of at least 75% of the holders of the outstanding shares of capital stock entitled to vote thereon unless the transaction has been approved by a majority of our board of directors, in which case, the affirmative vote of the holders of a majority of the outstanding shares of capital stock shall be required. In addition, our amended and restated certificate of incorporation provides the provisions regarding mergers, consolidation, exchange offers or sale of assets may not be amended except by a vote of 75% of the outstanding shares of capital stock entitled to vote thereon.

Restrictions on Interested Shareholders. Section 912 of the New York Business Corporation Law prohibits certain transactions involving an “interested shareholder” and a corporation. An “interested shareholder” is generally defined as one who is the beneficial owner, directly or indirectly, of 20% or more of the voting power of the outstanding stock of the corporation. Section 912 prohibits certain business combinations between an interested shareholder and a New York corporation for a period of five years after the date the interested shareholder acquired his stock, unless the transaction was approved by the corporation’s board of directors prior to the time the interested shareholder acquired his stock. After the five-year period expires, the prohibition on business combinations with an interested shareholder continues unless certain conditions are met. The conditions include (i) that the business combination is approved by the board of directors of the target corporation; (ii) that the business combination is approved by a majority vote of the voting stock not owned by the interested shareholder; and (iii) that the shareholders of the corporation receive a price in accordance with the provisions of the New York Business Corporation Law.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no established public market for our common stock and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through a future sale of securities.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of certain material U.S. federal income tax consequences relevant to non-U.S. holders, as defined below, of the purchase, ownership and disposition of our common stock. The following summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations and judicial and administrative authority, all of which are subject to change, possibly with retroactive effect. This section does not consider state, local, estate or foreign tax consequences, nor does it address tax consequences to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for United States federal income tax purposes, dealers in securities, persons liable for the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons that will hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to non-U.S. holders who will hold our common stock as “capital assets” (generally, property held for investment). Investors should consult their tax advisors concerning the U.S. federal income tax consequences in light of their own specific situation, as well as consequences arising under other federal tax laws (such as the federal estate, gift or Medicare tax laws) and the laws of any other taxing jurisdiction.

As used herein, a non-U.S. holder is:

•	a non-resident alien;
•	a foreign corporation (or any other entity treated as a corporation for U.S. federal income tax purposes);
•	an estate, the income of which is not subject to U.S. federal income taxation regardless of its source; or
a trust that does not have in effect a valid election under the U.S. Treasury Regulations, to be treated as a United States person and either (i) no court within the United States is able to exercise primary supervision over the trust’s administration or (ii) no United States person has the authority to control all substantial decisions of that trust.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are treated as a partner in such an entity holding our common stock, you should consult your tax advisor as to the United States federal income tax consequences applicable to you.

Distributions

Distributions with respect to our common stock will be treated as dividends when paid to the extent of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Except as described below, if you are a non-U.S. holder of our shares, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividends paid to you, unless you have furnished to us or another payor, as applicable:

•	a valid Internal Revenue Service Form W-8BEN or, in the case of a foreign entity shareholder, an IRS Form W-8BEN-E (or an acceptable substitute form) upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments; or
•	in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), a valid Internal Revenue Service Form W-8IMY or other documentary evidence establishing your entitlement to the lower treaty rate in accordance with United States Treasury regulations.

If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, or, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-United States person; and
•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are generally taxed on a net income basis at rates applicable to United States citizens, resident aliens and domestic United States corporations. If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale or Other Disposition of our Common Stock

If you are a non-U.S. holder, you generally will not be subject to United States federal income or withholding tax on gain realized on the sale, exchange or other disposition of our common stock unless (i) you are a non-resident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; (ii) the gain is “effectively connected” with your conduct of a trade or business in the United States or the gain is attributable to a permanent establishment or fixed base that you maintain in the United States; or (iii) we are or have been a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition, and the non-U.S. holder’s holding period and certain other conditions are satisfied. Gain that is effectively connected with the conduct of a trade or business in the Unites States generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax (or lower rate as specified by any applicable income tax treaty) on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses. We believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our United States real property interests as defined in the Code relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Gain from a disposition of our common stock described in (iii) above will be subject to tax generally as if the gain were effectively connected with the conduct of a trade or business in the United States, except that the “branch profits tax” will not apply.

Information Reporting and Backup Withholding

Payment of dividends, and the tax withheld on those payments, are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply on payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor a Form W-8BEN or, in the case of a foreign entity shareholder, Form W-8BEN-E (or other applicable form), or otherwise establish an exemption and the payor does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding, unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN or, in the case of a foreign entity shareholder, Form W-8BEN-E (or other applicable form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder is allowable as a credit against the non-U.S. holder’s United States federal income tax, which may entitle the non-U.S. holder to a refund, provided that the non-U.S. holder timely provides the required information to the Internal Revenue Service. Moreover, certain penalties may be imposed by the Internal Revenue Service on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders should consult with their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

Foreign Account Tax Compliance Act

Under Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder (collectively, Foreign Account Tax Compliance Act, or FATCA), a 30% withholding tax may be imposed on distributions of dividends and payments of gross proceeds from the sale or other disposition of our common stock made to a “foreign financial institution” or a “non-financial foreign entity” (in each case, as defined in the Code), regardless of whether such foreign institution or entity is a beneficial owner or an intermediary. To avoid such withholding, in the case of a foreign financial institution, the foreign financial institution must undertake certain diligence and reporting obligations and, in the case of a non-financial foreign entity, the non-financial foreign entity must either certify it does not have any “substantial United States owners” (as defined in the Code) or furnish identifying information regarding each substantial United States owner and satisfy certain other requirements, unless the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules.

If the payee is a foreign financial institution and is subject to the diligence and reporting requirements described above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “U.S. persons” or “U.S.-owned foreign entities” (in each case, as defined in the Code), annually report certain information about such accounts and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. A foreign financial institution generally certifies compliance with these requirements on a valid Internal Revenue Service Form W-8BEN-E. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

If the payee is a non-financial foreign entity, it generally provides the required certification on a valid Internal Revenue Service Form W-8BEN-E. Foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules.

Withholding under FATCA generally applies to payments of dividends on our common stock and to payments of gross proceeds from a sale or other disposition of our shares. However, withholding agents may rely on recently proposed U.S. Treasury Regulations that would no longer require FATCA withholding on payments of gross proceeds. A withholding agent such as a broker, but not the Bank, will determine whether or not to implement gross proceeds FATCA withholding.

Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes of withholding taxes imposed FATCA by filing a United States federal income tax return.

UNDERWRITING

We are offering shares of common stock described in this prospectus in an underwritten offering in which we and Stephens Inc., as representative for the underwriters named below will enter into an underwriting agreement with respect to the shares of common stock being offered hereby. Subject to the terms and conditions contained in the underwriting agreement, each underwriter named below has agreed, severally and not jointly, to purchase from us, the number of shares of our common stock set forth in the table below:

Name	Number of Shares of Common Stock
Stephens Inc.
Piper Sandler & Co.
Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us are true and agreements have been performed;

•	there is no material adverse change in the financial markets or in our business; and

•	we deliver customary closing documents.

Subject to these conditions, the underwriters are committed to purchase and pay for all such shares of common stock if any are purchased. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters’ purchase option described below, unless and until such option is exercised.

The shares of common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part. The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the purchase option described below.

Discounts and Expenses

The underwriters propose to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus and to certain securities dealers at the public offering price less a concession not in excess of       per share. The underwriters may allow, and these dealers may re-allow, a concession not in excess of $      per share on sales to other dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.

The following table shows the per share and total underwriting discount that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Price to public	$	$	$
Underwriting discount
Proceeds to us, before expenses

We estimate that the total expenses of the offering payable by us, including registration, filing and listing fees, printing and distribution fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $             and are payable by us. We have agreed to reimburse the underwriters for certain actual out-of-pocket expenses in excess of $            incurred by the underwriters on our behalf in connection with the offering if the offering is consummated and for all such out-of-pocket expenses incurred by the underwriters on our behalf in connection with the offering if the offering is not consummated.

The shares of common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

Purchase Option

We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to          additional shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriters to the extent the purchase option is exercised. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of our common stock offered by this prospectus.

Lock-Up Agreements

We, each of our executive officers and directors and certain other persons participating in the directed share program, have agreed, subject to certain exceptions for a period of 180 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale, or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock or warrants or other rights to purchase shares of our common stock or other similar securities without, in each case, the prior written consent of Stephens, Inc., as representative of the underwriters. These restrictions are expressly agreed to preclude us, and our executive officers and directors and certain other persons, from engaging in any hedging or other transaction or arrangement that is designed to, or that reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

Indemnification and Contribution

We have agreed to indemnify the underwriters, and persons who control the underwriters, and the underwriters’ respective partners, directors, officers, employees and agents, against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

NASDAQ Global Select Market Listing

We expect the shares to be approved for listing on the Nasdaq Global Select Market, subject to notice of issuance, under the symbol “HNVR”.

Offering Price Determination

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the underwriter believes to be comparable to us;
•	our financial information;
•	the history of, and the prospects for, our company and the industry in which we compete;
•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;
•	our book value; and
•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.
•	Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters are not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.
•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.
•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be affected on the NASDAQ Global Select Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of our common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriters

The underwriters and their respective affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates and have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Our common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by the underwriter or its affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by the underwriters are not part of this prospectus, has not been approved and/or endorsed by the underwriters or us and should not be relied upon by investors.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to         % of the shares of our common stock offered by this prospectus for sale to our directors, officers, employees, business associates, and related persons. Our directed share program will be administered by or its affiliate. Reserved shares purchased by our directors and executive officers will be subject to the lock-up provisions described above. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus.

LEGAL MATTERS

The validity of common stock and other certain legal matters will be passed upon for us by Windels Marx Lane & Mittendorf, LLP, in New Brunswick, New Jersey. Certain legal matters related to the offering will be passed upon for the underwriters by Holland & Knight LLP, New York, New York.

EXPERTS

The consolidated financial statements of Hanover Bancorp, Inc. as of September 30, 2020 and 2019 and for each of the two years in the period ended September 30, 2020 included in this prospectus have been audited by Crowe LLP, an independent registered public accounting firm, as stated in their report, in reliance upon such report and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Savoy Bank as of December 31, 2020, and 2019 and for each of the two years in the period ended December 31, 2020 have been audited by Crowe LLP, independent auditors, as stated in their report, in reliance upon such report and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

REGISTRATION REQUIREMENTS

In connection with the offering, the Company will register its common stock with the SEC under Section 12 (b) of the Securities Exchange Act of 1934, and, upon such registration, the Company and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% shareholders, the annual and periodic reporting requirements and certain other requirements of the Securities Exchange Act of 1934.

ITEM 1. – FINANCIAL STATEMENTS

HANOVER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

June 30, 2021 and September 30, 2020

(in thousands, except share and per share data)

	June 30, 2021	September 30, 2020
	(unaudited)
ASSETS
Cash and non-interest-bearing deposits due from banks	$26,715	$6,239
Interest-bearing deposits due from banks	144,118	73,970
Federal funds sold	101	-
Total cash and cash equivalents	170,934	80,209
Securities:
Held to maturity (fair value of $9,263 and $11,131, respectively)	8,987	10,727
Available for sale, at fair value	7,777	6,035
Total securities	16,764	16,762
Loans held for sale	3,883	-
Loans held for investment	1,293,262	725,019
Allowance for loan losses	(7,852)	(7,869)
Loans held for investment, net	1,285,410	717,150
Premises and equipment, net	14,606	14,156
Accrued interest receivable	10,270	6,766
Prepaid pension	4,237	4,660
Restricted securities, at cost	4,116	4,202
Goodwill	18,100	1,901
Other intangibles	502	22
Other assets	12,621	5,778
TOTAL ASSETS	$1,541,443	$851,606

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Non-interest-bearing demand	$179,259	$82,350
Savings, NOW and money market	519,474	187,657
Time	460,689	394,753
Total deposits	1,159,422	664,760
Borrowings	228,625	85,154
Subordinated debentures	24,498	-
Note payable	-	14,984
Accrued interest payable	1,156	374
Other liabilities	12,504	8,291
TOTAL LIABILITIES	1,426,205	773,563
COMMITMENTS AND CONTINGENT LIABILITIES
STOCKHOLDERS' EQUITY
Preferred stock (par value $0.01; 15,000,000 shares authorized; none issued)	-	-
Common stock (par value $0.01; 17,000,000 shares authorized; issued and outstanding 5,552,457 and 4,175,144, respectively)	56	42
Surplus	97,014	63,725
Retained earnings	17,915	14,120
Accumulated other comprehensive income, net of tax	253	156
TOTAL STOCKHOLDERS' EQUITY	115,238	78,043
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,541,443	$851,606

See accompanying notes to unaudited consolidated financial statements.

HANOVER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

For the Three and Nine Months Ended June 30, 2021 and 2020

(dollars in thousands, except per share data)

(unaudited)

	Three Months Ended June 30,		Nine Months Ended June 30,
	2021	2020	2021	2020
INTEREST INCOME
Loans	$11,798	$9,450	$30,189	$29,124
Taxable securities	168	125	523	346
Federal funds sold	-	1	-	106
Other interest income	72	89	203	806
Total interest income	12,038	9,665	30,915	30,382
INTEREST EXPENSE
Savings, NOW and money market deposits	269	155	543	1,307
Time deposits	760	2,444	3,129	7,421
Borrowings	561	564	1,666	1,898
Total interest expense	1,590	3,163	5,338	10,626
Net interest income	10,448	6,502	25,577	19,756
Provision for loan losses	-	150	300	1,150
Net interest income after provision for loan losses	10,448	6,352	25,277	18,606
NON-INTEREST INCOME
Loan fees and service charges	257	53	448	190
Service charges on deposit accounts	34	12	66	47
Net gain on sale of loans held for sale	212	15	688	917
Net gain on sale of securities available for sale	-	-	240	-
Other income	147	19	186	75
Total non-interest income	650	99	1,628	1,229
NON-INTEREST EXPENSE
Salaries and employee benefits	3,980	2,688	10,481	8,162
Occupancy and equipment	1,300	1,078	3,680	3,293
Data processing	419	211	934	677
Advertising and promotion	18	63	85	280
Acquisition costs	3,937	-	4,233	236
Professional fees	369	290	1,089	1,632
Other expenses	709	338	1,545	1,170
Total non-interest expense	10,732	4,668	22,047	15,450
Income before income tax expense	366	1,783	4,858	4,385
Income tax expense	145	374	1,063	957
NET INCOME	$221	$1,409	$3,795	$3,428
EARNINGS PER COMMON SHARE - BASIC	$0.05	$0.34	$0.87	$0.82
EARNINGS PER COMMON SHARE - DILUTED	$0.05	$0.33	$0.85	$0.81
WEIGHTED AVERAGE COMMON SHARES - BASIC	4,731,949	4,166,961	4,368,809	4,159,531
WEIGHTED AVERAGE COMMON SHARES - DILUTED	4,816,260	4,231,137	4,452,938	4,223,844

See accompanying notes to unaudited consolidated financial statements.

HANOVER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three and Nine Months Ended June 30, 2021 and 2020

(in thousands)

(unaudited)

	Three Months Ended June 30,		Nine Months Ended June 30,
	2021	2020	2021	2020
Net income	$221	$1,409	$3,795	$3,428
Other comprehensive income, net of tax:
Change in unrealized gain on securities available for sale arising during the period, net of tax of $11, $5, $79 and $21, respectively	27	20	288	79
Reclassification adjustment for gains realized in net income, net of tax of $0, $0, ($49) and $0, respectively	-	-	(191)	-
Total other comprehensive income, net of tax	27	20	97	79
Total comprehensive income, net of tax	$248	$1,429	$3,892	$3,507

See accompanying notes to unaudited consolidated financial statements.

HANOVER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Three and Nine Months Ended June 30, 2021 and 2020

(in thousands, except share data)

(unaudited)

	Three Months Ended June 30,
	2021	2020
Common stock
Balance, April 1	$42	$42
Stock-based compensation (in 2020:7,000 shares issued)	-	-
Stock options exercised	-	-
Issuance of common stock (in 2021:1,357,567 shares issued)	14	-
Ending balance	56	42
Surplus
Balance, April 1	64,283	63,225
Stock-based compensation	224	214
Stock options exercised	-	-
Savoy acquisition rollover options value	1,269	-
Issuance of common stock	31,238	-
Ending balance	97,014	63,439
Retained earnings
Balance, April 1	17,694	11,165
Net income	221	1,409
Ending balance	17,915	12,574
Accumulated other comprehensive income, net of tax
Balance, April 1	226	81
Other comprehensive income, net of tax	27	20
Ending balance	253	101
Total stockholders' equity	$115,238	$76,156

	Nine Months Ended June 30,
	2021	2020
Common stock
Balance, October 1	$42	$42
Stock-based compensation (in 2021: 15,727 shares issued, 441 shares withheld, 667 shares forfeited; in 2020: 21,841 shares issued, 28,287 shares forfeited)	-	-
Stock options exercised (in 2020: 10,735 shares issued)	-	-
Issuance of common stock (in 2021: 1,362,694 shares issued; in 2020: 2,076 shares issued)	14	-
Ending balance	56	42
Surplus
Balance, October 1	63,725	62,740
Stock-based compensation	669	547
Stock options exercised	-	107
Savoy acquisition rollover options value	1,269	-
Issuance of common stock	31,351	45
Ending balance	97,014	63,439
Retained earnings
Balance, October 1	14,120	9,146
Net income	3,795	3,428
Ending balance	17,915	12,574
Accumulated other comprehensive income, net of tax
Balance, October 1	156	22
Other comprehensive income, net of tax	97	79
Ending balance	253	101
Total stockholders' equity	$115,238	$76,156

See accompanying notes to unaudited consolidated financial statements.

HANOVER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended June 30, 2021 and 2020

(in thousands)

(unaudited)

	Nine Months Ended June 30,
	2021	2020
NET INCOME	$3,795	$3,428
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Provision for loan losses	300	1,150
Depreciation and amortization	884	995
Net gain on sale of loans held for sale	(688)	(917)
Net gain on sale of securities available for sale	(240)	-
Stock-based compensation	669	547
Net (accretion) amortization of premiums, discounts, loan fees and costs	(848)	98
Amortization of debt issuance costs	59	2
Amortization of intangible assets	10	3
Mortgage servicing rights valuation adjustment	116	93
Deferred tax benefit	793	(301)
Decrease (increase) in accrued interest receivable	1,017	(2,671)
Decrease (increase) in other assets	647	(613)
Decrease in accrued interest payable	(268)	(99)
Increase (decrease) in other liabilities	737	(2,000)
Net cash provided by (used in) operating activities	6,983	(285)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of securities available for sale	(4,683)	(5,000)
Purchases of restricted securities	(346)	(78)
Proceeds from sales of securities available for sale	3,240	-
Principal repayments of securities held to maturity	1,727	842
Principal repayments of securities available for sale	294	24
Redemptions of restricted securities	1,192	1,726
Proceeds from sales of loans	32,045	32,581
Net increase in loans	(21,180)	(35,119)
Purchases of premises and equipment	(1,299)	(777)
Cash consideration paid in acquisition	(32,991)	-
Net cash acquired in business combination	59,155	-
Net cash provided by (used in) investing activities	37,154	(5,801)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits	152,082	9,047
Repayments of Federal Home Loan Bank advances	(25,044)	(38,235)
Increase in Federal Reserve Bank borrowings	-	16,256
Repayments of Federal Reserve Bank borrowings	(90,018)	-
Proceeds from issuance of subordinated debentures, net of issuance costs	24,455	-
Repayment of note payable	(15,000)	-
Net proceeds from stock options exercised	-	107
Net proceeds from issuance of common stock	113	45
Net cash provided by (used in) financing activities	46,588	(12,780)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	90,725	(18,866)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	80,209	87,831
CASH AND CASH EQUIVALENTS, END OF PERIOD	$170,934	$68,965
SUPPLEMENTAL DATA:
Interest paid	$5,606	$10,439
Income taxes paid	$1,245	$945
SUPPLEMENTAL NON-CASH DISCLOSURE:
Transfers from portfolio loans to loans held for sale	$36,084	$31,246
Fair value of assets acquired, net of cash and due from banks	$595,782	$-
Fair value of liabilities assumed	$605,815	$-
Common stock issued in acquisition	$31,252	$-

See accompanying notes to unaudited consolidated financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION, RISKS AND UNCERTAINTIES, ACCOUNTING POLICIES AND RECENT ACCOUNTING DEVELOPMENTS

Hanover Bancorp, Inc. (the “Company”), is a New York corporation which became the holding company for Hanover Community Bank (the “Bank”) in 2016. The Bank, headquartered in Mineola, New York, is a New York State chartered bank. The Bank commenced operations on November 4, 2008 and is a full-service bank providing personal and business lending and deposit services. As a New York State chartered, non-Federal Reserve member bank, the Bank is subject to regulation by the New York State Department of Financial Services (“DFS”) and the Federal Deposit Insurance Corporation. The Company is subject to regulation and examination by the Board of Governors of the Federal Reserve System (the “FRB”).

Basis of Presentation

In the opinion of the Company’s management, the preceding unaudited interim consolidated financial statements contain all adjustments, consisting of normal accruals, necessary for a fair presentation of the Company’s consolidated statement of financial condition as of June 30, 2021, its consolidated statements of income for the three and nine months ended June 30, 2021 and 2020, its consolidated statements of comprehensive income for the three and nine months ended June 30, 2021 and 2020, its consolidated statements of changes in stockholders’ equity for the three and nine months ended June 30, 2021 and 2020 and its consolidated statements of cash flows for the nine months ended June 30, 2021 and 2020.

In addition, the preceding unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X, as well as in accordance with predominant practices within the banking industry. They do not include all the information and footnotes required by U.S. GAAP for complete financial statements. The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates. The results of operations for the three and nine months ended June 30, 2021 are not necessarily indicative of the results of operations to be expected for the remainder of the year.

All material intercompany accounts and transactions have been eliminated in consolidation. Unless the context otherwise requires, references herein to the Company include the Company and the Bank on a consolidated basis.

Risks and Uncertainties

In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. The COVID-19 pandemic has adversely affected, local, national and global economic activity. Various actions taken to help mitigate the spread of COVID-19 included restrictions on travel, quarantines and government-mandated closures of various businesses. The outbreak caused significant disruptions to the economy and disrupted banking and other financial activity in the areas in which the Company operates.

The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted in March 2020 to, among other things, provide emergency assistance to individuals, families and businesses affected by the COVID-19 pandemic. The effects of the COVID-19 pandemic may materially and adversely affect the Company’s financial condition and results of operations in future periods, and it is unknown what the complete financial impact will be to the Company. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the coronavirus, the new “waves” of COVID-19 infections and the distribution of vaccines and vaccination rates, among others. It is possible that estimates made in the financial statements could be materially and adversely impacted due to these conditions, including estimates regarding expected credit losses on loans receivable and impairment of goodwill.

Accounting Policies

Allowance for Loan Losses – The Company considers the determination of the allowance for loan losses its most critical accounting policy, practice and use of estimates. The Company uses available information to recognize probable and reasonably estimable losses on loans. Future additions to the allowance may be necessary based upon changes in economic, market or other conditions. Changes in estimates could result in a material change in the allowance. The allowance for loan losses is increased by a provision for loan losses charged against income and is decreased by charge-offs, net of recoveries. Loan losses are recognized in the period the loans, or portion thereof, are deemed uncollectible. The adequacy of the allowance to cover any inherent loan losses in the portfolio is evaluated on a quarterly basis.

Loans and Loan Interest Income Recognition - Loans that the Company has the intent and ability to hold for the foreseeable future or until maturity or payoff, are reported at the principal balance outstanding, net of purchase premiums and discounts, deferred loan fees and costs and an allowance for loan losses. The loan portfolio is segmented into residential real estate, multi-family, commercial real estate, commercial and industrial loans, construction and consumer loans.

Interest income on loans is accrued and credited to income as earned. Net loan origination fees and costs are deferred and accreted/amortized to interest income over the loan’s contractual life using the level-yield method, adjusted for actual prepayments.

Loans that are acquired are initially recorded at fair value with no carryover of the related allowance for loan losses. After acquisition, losses are recognized through the allowance for loan losses. Determining the fair value of the loans involves estimating the amount and timing of expected principal and interest cash flows to be collected on the loans and discounting those cash flows at a market interest rate. At June 30, 2021, the Company had loans totaling $11.1 million, which, at the time of acquisition, showed evidence of credit deterioration since origination. Purchased credit impaired loans were not material at September 30, 2020.

Loans Held for Sale - Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value as determined by outstanding commitments from investors. Periodically, the Company originates various residential mortgage loans for sale to investors generally on a servicing released basis. The sale of such loans is generally arranged through a master commitment on a best-efforts basis. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Premiums, discounts, origination fees and costs on loans held for sale are deferred and recognized as a component of the gain or loss on sale. Gains and losses on sales of loans held for sale are included in other income, recognized on settlement date and are determined to be the difference between the sale proceeds and the carrying value of the loans. These transactions are accounted for as sales based on satisfaction of the criteria for such accounting which provides that, as transferor, the Company has surrendered control of the loans.

For liquidity purposes generally, there are instances when loans originated with the intent to hold in portfolio are subsequently transferred to loans held for sale. At transfer, they are carried at the lower of cost or fair value.

Recent Accounting Developments

Adoption of New Accounting Standards – In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820), “Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement.” The amendments in this ASU were effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 with early adoption permitted. The amendments are to be applied on a retrospective basis to all periods presented. The fair value disclosures were updated with the Company’s 2020 adoption of ASU 2018-13, with no material impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), “Simplifying the Test for Goodwill Impairment.” The amendments in this ASU simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the amendments in this ASU, an entity should perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, not exceeding the total amount of goodwill allocated to that reporting unit. Additionally, an entity should consider income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. The ASU also eliminates the requirement for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. For non-public entities, ASU 2017-04 is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2021 with early adoption permitted. The amendments are to be applied on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition within the first annual period when the entity initially adopts the amendments. The Company adopted ASU 2017-04 on October 1, 2019 and determined that there was no impairment of goodwill under the new method.

Recent Accounting Pronouncements - In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326), “Measurement of Credit Losses on Financial Instruments,” which sets forth a current expected credit loss (“CECL”) model which requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable supportable forecasts. This replaces the incurred loss model and will apply to the measurement of credit losses on financial assets measured at amortized cost and to some off-balance sheet credit exposures. For the Company, an emerging growth company electing to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act, ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company has been gathering data and will be evaluating data and system requirements to implement this standard. The Company cannot yet determine the overall impact this standard will have on its consolidated financial statements upon adoption.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) which amended existing guidance that requires lessees to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) A lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, the lessor accounting model and Topic 606, Revenue from Contracts with Customers. For the Company, an emerging growth company electing to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act, ASU 2016-02 is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early application permitted. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The Company is currently evaluating the adoption impact of ASU 2016-02 on the consolidated financial statements. Based on leases outstanding at June 30, 2021, the Company does not expect adoption to have a material impact on the income statement but does anticipate a material impact to the Company’s consolidated statement of financial condition as a result of recognizing right-of-use assets and lease liabilities.

2. BUSINESS COMBINATIONS

On May 26, 2021, the Company completed its previously announced acquisition of Savoy Bank (“Savoy”) pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 27, 2020, as amended, between the Company, the Bank  and Savoy. Pursuant to the Merger Agreement, Savoy was merged with and into the Bank, with the Bank surviving, in a two-step transaction (collectively, the “Merger”).

The purchase price in the transaction was based upon the tangible book values of each of the Company and Savoy as of April 30, 2021, and calculated in accordance with the terms of the Merger Agreement. At the effective time of the Merger (the “Effective Time”), each share of Savoy common stock, $1.00 par value (“Savoy Common Stock”) was converted into the right to receive (i) $3.246 in cash and (ii) 0.141 shares of the Company’s   common stock. The final aggregate purchase price was $65.5 million, or $6.49 per Savoy share. The Company  issued a total of 1,357,567 shares of its common stock as part of the merger consideration.

The acquisition was accounted for under the acquisition method of accounting in accordance with FASB ASC 805, “Business Combinations.”  Accordingly, the assets acquired and liabilities assumed were recorded at their respective acquisition date fair values.

The following summarizes the consideration paid and the initial fair value of the assets acquired and liabilities assumed:

(In thousands)	As recorded by Savoy	Fair value adjustments		Estimated Fair Value at May 26, 2021
Assets acquired:
Cash and due from banks	59,155	-		$59,155
Securities available-for-sale	239	-		239
Loans held for sale	3,883	-		3,883
Loans held for investment	569,251	8,612	(a)	577,863
Premises and equipment, net	234	(22)	(b)	212
Core deposit intangible	-	490	(c)	490
Accrued interest receivable	5,171	(650)	(d)	4,521
Restricted securities, at cost	760	-		760
Other assets	9,672	(1,858)	(e)	7,814
Total assets acquired	$648,365	$6,572		$654,937

Liabilities assumed:
Deposits	340,215	2,527	(f)	342,742
Borrowings	258,247	301	(g)	258,548
Accrued interest payable	1,050	-		1,050
Other liabilities and accrued expenses	3,817	(342)	(h)	3,475
Total liabilities assumed	$603,329	$2,486		$605,815

Net assets acquired				49,122
Cash paid in acquisition				32,991
Equity effect of Savoy transaction				32,521
Goodwill recorded on acquisition				$16,390

Explanation of certain fair value related adjustments:

(a)	Represents the fair value adjustments on net book value of loans, which includes an interest rate mark and credit mark adjustment, the write-off of deferred fees/costs and premiums and the elimination of Savoy’s allowance for loan losses.
(b)	Represents the fair value adjustments to reflect the fair value of premises and equipment.

(c)	Represents the fair value of core deposit intangible recorded, which will be amortized on an accelerated basis over the estimated average life of the deposit base.

(d)	Represents an adjustment to accrued interest receivable acquired.

(e)	Represents an adjustments to other assets acquired. The largest adjustment was the net deferred tax assets resulting from the fair value adjustment related to the acquired assets, liabilities assumed and identifiable intangible assets recorded.

(f)	Represents the fair value adjustments on time deposits, which will be treated as a reduction of interest expense over the remaining term of the time deposits.

(g)	Represents the fair value adjustments on an FHLB borrowing, which will be treated as a reduction to interest expense over the life of the borrowing.

(h)	Represents an adjustment to other liabilities assumed.

The above fair values and accruals for acquisition costs are the initial amounts and are subject to adjustment as fair value assessments and estimated acquisition costs are finalized. In accordance with FASB ASC 805-10 (Subtopic 25-15), the Company has up to one year from date of acquisition to complete this assessment. As a result of the acquisition, we recorded $16.4 million of goodwill. The goodwill recorded is not deductible for income tax purposes. Goodwill related to Savoy is not amortized for book purposes. However, it is reviewed at least annually for impairment.

The fair value of loans acquired from Savoy were estimated using cash flow projections based on contractual and repricing terms. Cash flows were adjusted by estimating future credit losses and the rate of prepayments. The present value of projected monthly cash flows were obtained by using a risk-adjusted discount rate. The following is a summary of the loans accounted for in accordance with ASC 310-30 that were acquired in the Savoy acquisition as of the merger date:

Estimated Fair Value at May 26, 2021
(in thousands)
Contractually required principal and interest acquisition	$14,416
Contractual cash flows not expected to be collected (non-accretable discount)	(3,467)
Expected cash flows at acquisition	10,949
Interest component of expected cash flows (accretable discount)	(540)
Fair value of acquired loans	$10,409

The following table presents supplemental unaudited pro forma financial information as if the acquisition had occurred at the beginning of the Company’s fiscal 2020.  The unaudited pro forma adjustments give effect to any change in interest income due to the accretion of discounts (premiums) associated with the fair value adjustments of acquired loans, any change in interest expense due to estimated premium amortization/discount accretion associated with the fair value adjustments to acquired time deposits and other debt, and the amortization of the core deposit intangible that would have resulted had the deposits been acquired on the assumed dates. Additionally, the unaudited pro forma information does not reflect anticipated cost savings that have not yet been realized:

	Pro Forma for the Three Months Ended June 30,	Pro Forma for the Nine Months Ended June 30,
	2021	2021	2020
(in thousands, except per share data)
Net interest income	$13,847	$40,729	$35,788

Non interest income	$5,101	$9,082	$3,973

Non interest expense	$13,684	$30,634	$23,755

Net income	$3,634	$13,250	$8,904

Basic earnings per share	$0.65	$2.38	$1.61

Diluted earnings per share	$0.64	$2.35	$1.60

In August 2019, Chinatown Federal Savings Bank was acquired by the Company and merged into the Bank. During the first calendar quarter of 2021, previously reported goodwill resulting from the acquisition of Chinatown Federal Savings Bank was reduced by $191 thousand.  The reduction was an adjustment related to the net deferred tax asset.

3. EARNINGS PER COMMON SHARE

Basic earnings per common share is computed based on the weighted-average number of shares outstanding. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. For periods in which a loss is reported, the impact of stock options is not considered as the result would be antidilutive.

The computation of earnings per common share for the three and nine months ended June 30, 2021 and 2020 follows (in thousands, except share and per share data). There were no stock options that were antidilutive for the three and nine months ended June 30, 2021 and 2020.

	Three Months Ended June 30,		Nine Months Ended June 30,
	2021	2020	2021	2020
Basic earnings per common share
Net income	$221	$1,409	$3,795	$3,428
Weighted average common shares outstanding	4,731,949	4,166,961	4,368,809	4,159,531
Basic earnings per common share	$0.05	$0.34	$0.87	$0.82

Diluted earnings per common share
Net income	$221	$1,409	$3,795	$3,428
Weighted average common shares outstanding for basic earnings per common share	4,731,949	4,166,961	4,368,809	4,159,531
Add: dilutive effects of assumed exercises of stock options	84,311	64,176	84,129	64,313
Average shares and dilutive potential common shares	4,816,260	4,231,137	4,452,938	4,223,844
Diluted earnings per common share	$0.05	$0.33	$0.85	$0.81

4. SECURITIES

At the time of purchase of a security, the Company designates the security as either available for sale or held to maturity, depending upon investment objectives, liquidity needs and intent.

The amortized cost, fair value and gross unrealized gains and losses of the Company’s investment securities available for sale and held to maturity at June 30, 2021 and September 30, 2020 were as follows (in thousands):

	June 30, 2021				September 30, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:
U.S. GSE residential mortgage-backed securities	$753	$91	$-	$844	$838	$124	$-	$962
Corporate bonds	6,700	233	-	6,933	5,000	73	-	5,073
Total available for sale securities	7,453	324	-	7,777	5,838	197	-	6,035
Held to maturity:
U.S. GSE residential mortgage-backed securities	2,779	67	-	2,846	4,478	118	-	4,596
U.S. GSE commercial mortgage-backed securities	2,708	194	-	2,902	2,749	253	-	3,002
Corporate bonds	3,500	19	(4)	3,515	3,500	33	-	3,533
Total held to maturity securities	8,987	280	(4)	9,263	10,727	404	-	11,131
Total investment securities	$16,440	$604	$(4)	$17,040	$16,565	$601	$-	$17,166

All of the Company's securities with gross unrealized losses at June 30, 2021 had been in a continuous loss position for less than twelve months and such unrealized losses totaling $4 thousand are immaterial to the Company’s consolidated financial statements. There were no securities with unrealized losses at September 30, 2020. At June 30, 2021 and September 30, 2020, investment securities carried at $2.4 million and $5.6 million, respectively, were pledged to secure public deposits.

The amortized cost and fair value of the Company’s securities portfolio at June 30, 2021 (in thousands) are presented by contractual maturity in the table below. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.

	June 30, 2021
	Amortized Cost	Fair Value
Securities available for sale:
Five to ten years	$6,700	$6,933
U.S. GSE residential mortgage-backed securities	753	844
Total securities available for sale	7,453	7,777
Securities held to maturity:
One to five years	1,500	1,496
Five to ten years	2,000	2,019
U.S. GSE residential mortgage-backed securities	2,779	2,846
U.S. GSE commercial mortgage-backed securities	2,708	2,902
Total securities held to maturity	8,987	9,263
Total investment securities	$16,440	$17,040

For the nine months ended June 30, 2021, proceeds from sales of securities available for sale totaled $3.2 million, with an associated recognized gross gain of $240 thousand. There were no sales of securities for the three months ended June 30, 2021, or for the three and nine months ended June 30, 2020.

5. LOANS

The following table sets forth the classification of the Company’s loans by loan portfolio segment for the periods presented (in thousands).

	June 30, 2021	September 30, 2020
Residential real estate	$453,108	$454,073
Multi-family	227,545	136,539
Commercial real estate	331,040	113,615
Commercial and industrial	271,038	21,100
Construction	10,517	-
Consumer	14	24
Gross loans	1,293,262	725,351
Net deferred fees	-	(332)
Total loans	1,293,262	725,019
Allowance for loan losses	(7,852)	(7,869)
Total loans, net	$1,285,410	$717,150

The Company is a participant in the Paycheck Protection Program (“PPP”), administered by the Small Business Administration under the CARES Act, to provide guaranteed loans to qualifying businesses and organizations. These loans carry a fixed rate of 1.00% and a term of two years (loans made before June 5, 2020) or five years (loans made on or after June 5, 2020), if not forgiven, in whole or in part. As of June 30, 2021, 852 of the Company’s PPP loans totaling $124.8 million had received forgiveness. The Company’s PPP loans outstanding, included in commercial and industrial loans in the table above, totaled $240.3 million and $17.6 million at June 30, 2021 and September 30, 2020, respectively.

At June 30, 2021 and September 30, 2020, the Company was servicing approximately $230.1 million and $26.8 million, respectively, of loans for others. The Company had approximately $3.9 million in loans held for sale at June 30, 2021 and no loans held for sale at September 30, 2020.

For the three months ended June 30, 2021 and 2020, the Company sold loans totaling approximately $13.5 million and $1.7 million, respectively, recognizing net gains of $212 thousand and $15 thousand, respectively. For the nine months ended June 30, 2021 and 2020, the Company sold loans totaling approximately $32.0 million and $32.6 million, respectively, recognizing net gains of $688 thousand and $917 thousand, respectively.

The following summarizes the activity in the allowance for loan losses by portfolio segment for the periods indicated (in thousands).

	Three Months Ended June 30, 2021					Three Months Ended June 30, 2020
	Balance at beginning of period	Charge-offs	Recoveries	(Credit) provision for loan losses	Balance at end of period	Balance at beginning of period	Charge-offs	Recoveries	Provision (credit) for loan losses	Balance at end of period
Residential real estate	$4,851	$(267)	$-	$(209)	$4,375	$5,261	$-	$-	$9	$5,270
Multi-family	1,955	(32)	-	(23)	1,900	1,440	-	-	(35)	1,405
Commercial real estate	1,310	(29)	-	228	1,509	1,061	-	-	168	1,229
Commercial and industrial	62	-	1	4	67	79	-	-	8	87
Consumer	1	-	-	-	1	2	-	-	-	2
Total	$8,179	$(328)	$1	$-	$7,852	$7,843	$-	$-	$150	$7,993

	Nine Months Ended June 30, 2021					Nine Months Ended June 30, 2020
	Balance at beginning of period	Charge-offs	Recoveries	(Credit) provision for loan losses	Balance at end of period	Balance at beginning of period	Charge-offs	Recoveries	Provision (credit) for loan losses	Balance at end of period
Residential real estate	$5,103	$(267)	$-	$(461)	$4,375	$4,647	$-	$-	$623	$5,270
Multi-family	1,506	(32)	-	426	1,900	1,215	-	-	190	1,405
Commercial real estate	1,221	(29)	-	317	1,509	1,193	-	-	36	1,229
Commercial and industrial	38	-	11	18	67	75	(300)	-	312	87
Consumer	1	-	-	-	1	13	-	-	(11)	2
Total	$7,869	$(328)	$11	$300	$7,852	$7,143	$(300)	$-	$1,150	$7,993

The following presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment based on impairment methodology for the periods indicated (in thousands). The recorded investment in loans excludes accrued interest receivable due to immateriality.

	Allowance for Loan Losses			Loan Balances
June 30, 2021	Individually evaluated for impairment	Collectively evaluated for impairment	Ending balance	Individually evaluated for impairment	Purchased credit impaired loans(1)	Collectively evaluated for impairment	Ending balance
Residential real estate	$-	$4,375	$4,375	$7,154	$-	$445,965	$453,119
Multi-family	-	1,900	1,900	451	-	227,436	227,887
Commercial real estate	-	1,509	1,509	550	9,027	321,665	331,242
Commercial and industrial	-	67	67	544	2,082	267,855	270,481
Construction	-	-	-	-	-	10,517	10,517
Consumer	-	1	1	-	-	16	16
Total	$-	$7,852	$7,852	$8,699	$11,109	$1,273,454	$1,293,262

(1)	No allowance was recorded on purchased credit impaired loans.

	Allowance for Loan Losses			Loan Balances
September 30, 2020	Individually evaluated for impairment	Collectively evaluated for impairment	Ending balance	Individually evaluated for impairment	Collectively evaluated for impairment	Ending balance
Residential real estate	$-	$5,103	$5,103	$2,221	$451,539	$453,760
Multi-family	-	1,506	1,506	47	136,690	136,737
Commercial real estate	-	1,221	1,221	629	113,129	113,758
Commercial and industrial	-	38	38	334	20,404	20,738
Consumer	-	1	1	-	26	26
Total	$-	$7,869	$7,869	$3,231	$721,788	$725,019

The following presents information related to the Company’s impaired loans by portfolio segment for the periods shown (in thousands).

	June 30, 2021			September 30, 2020
	Unpaid Principal Balance	Recorded Investment	Allowance Allocated	Unpaid Principal Balance	Recorded Investment	Allowance Allocated
With no related allowance recorded:
Residential real estate	$7,292	$7,154	$-	$2,221	$2,221	$-
Multi-family	381	451	-	47	47	-
Commercial real estate	531	550	-	629	629	-
Commercial and industrial	544	544	-	634	334	-
Total	$8,748	$8,699	$-	$3,531	$3,231	$-

	Three Months Ended June 30,				Nine Months Ended June 30,
	2021		2020		2021		2020
	Average recorded investment	Interest income recognized (1)	Average recorded investment	Interest income recognized(1)	Average recorded investment	Interest income recognized(1)	Average recorded investment	Interest income recognized(1)
Residential real estate	$5,937	$35	$2,234	$21	$4,890	$76	$2,062	$63
Multi-family	171	3	61	4	85	7	71	12
Commercial real estate	193	1	340	6	81	2	350	18
Commercial and industrial	181	-	334	-	60	-	500	-
Total	$6,482	$39	$2,969	$31	$5,116	$85	$2,983	$93

(1)	Accrual basis interest income recognized approximates cash basis income.

At June 30, 2021 and September 30, 2020, past due and non-accrual loans disaggregated by portfolio segment were as follows (dollars in thousands):

	Past Due and Non-Accrual
June 30, 2021	30 - 59 days past due and accruing	60 - 89 days past due and accruing	90 days and over past due and accruing	Non-accrual		Total past due and non-accrual	Current	Total(5)
Residential real estate	$757	$-	$-	$5,498	(1)	$6,255	$446,864	$453,119
Multi-family	-	-	-	451	(2)	451	227,436	227,887
Commercial real estate	707	-	-	549	(3)	1,256	320,959	322,215
Commercial and industrial	-	-	-	545	(4)	545	267,854	268,399
Construction	-	-	-	-		-	10,517	10,517
Consumer	-	-	-	-		-	16	16
Total	$1,464	$-	$-	$7,043		$8,507	$1,273,646	$1,282,153

(1)	Of the residential real estate non-accrual loans at June 30, 2021, $2,891 were not past due and $2,607 were 90 days or more past due.

(2)	Multi-family non-accrual loans at June 30, 2021 were 90 days or more past due.

(3)	Commercial real estate non-accrual loans at June 30, 2021 were 90 days or more past due.

(4)	Commercial and industrial non-accrual loans at June 30, 2021 were 90 days or more past due.

(5)	Excludes purchased credit impaired loans totaling $11,109.

	Past Due and Non-Accrual
September 30, 2020	30 - 59 days past due and accruing	60 - 89 days past due and accruing	90 days and over past due and accruing	Non-accrual(1)	Total past due and non-accrual	Current	Total
Residential real estate	$4,507	$-	$-	$538	$5,045	$448,715	$453,760
Multi-family	-	-	-	47	47	136,690	136,737
Commercial real estate	-	-	296	34	330	113,428	113,758
Commercial and industrial	-	-	-	334	334	20,404	20,738
Consumer	-	-	-	-	-	26	26
Total	$4,507	$-	$296	$953	$5,756	$719,263	$725,019

(1)	Non-accrual loans at September 30, 2020 were 90 days or more past due.

Troubled debt restructurings (“TDRs”) are loan modifications where the Company has granted a concession to a borrower in financial difficulty. To assess whether a borrower is experiencing financial difficulty, an evaluation is performed to determine if that borrower is currently in payment default under any of its obligations or whether there is a probability that the borrower will be in payment default in the foreseeable future without the modification. At both June 30, 2021 and September 30, 2020, the Company had a recorded investment in TDRs totaling $1.7 million, consisting solely of residential real estate loans with no specific reserves allocated to such loans and no commitment to lend additional funds under those loans, at either June 30, 2021 or September 30, 2020.

For the three and nine months ended June 30, 2021 and 2020, there were no TDRs for which there was a payment default within twelve months of restructuring. A loan is considered to be in payment default once it is 90 days contractually past due under its modified terms. For the three and nine months ended June 30, 2021 and 2020, the Company had no new TDRs.

In June 2020, New York’s Governor Andrew Cuomo signed SB 8243C and SB 8428, which created Section 9-x of the New York Banking Law. The new Section 9-x requires New York regulated banking institutions and New York regulated mortgage servicers to make available applications for forbearance of any payment due on certain residential mortgages to qualified borrowers for their primary residence located in New York. In general, qualified borrowers will be granted forbearance of all monthly payments for a period of up to 180 days, to be extended for up to an additional 180 days provided that the borrower demonstrates continued financial hardship.

The Company has been prudently working with borrowers negatively impacted by the COVID-19 pandemic while managing credit risks and recognizing an appropriate allowance for loan losses. The Company modified 519 loans totaling $367.1 million under the CARES Act which are excluded from TDR classification under Section 4013 of the CARES Act or under applicable interagency guidance of the federal banking regulators. As of June 30, 2021, 34 loans totaling $34.0 million were still in forbearance, of which 14 loans totaling $7.7 million were loans qualified under Section 9-x.

The Company continuously monitors the credit quality of its loans by reviewing certain credit quality indicators, most notably credit risk ratings by loan segment. The Company utilizes a credit risk rating system as part of the risk assessment of its loan portfolio. The Company’s lending officers assign credit risk ratings to loans at time of origination. Should a lending officer learn of any financial developments subsequent to a loan’s origination, the loan’s risk rating is reviewed and adjusted if necessary. In addition, the Company engages a third-party independent loan reviewer that performs semi-annual reviews of a sample of the Company’s loans, validating the credit risk ratings assigned to those loans.

Credit risk ratings play an important role in the determination of the Company’s loan loss provision and the adequacy of its allowance for loan losses. The Company’s credit risk rating system makes use of certain information relevant to the ability of the borrower to service their debt, including current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. The Company’s credit risk ratings are as follows:

Special Mention – Loans with potential weaknesses that require close management attention. If left uncorrected, these potential weaknesses may result in deterioration of repayment prospects for the asset or in the Company’s credit position at some future date.

Substandard - Loans inadequately protected by current sound worth and paying capacity of the obligor or collateral pledged, if any. Loans classified as Substandard have a well-defined weakness or weaknesses that jeopardizes the liquidation of the debt. There exists a distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful - Loans with weaknesses inherent in those classified substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing factors, conditions and values, highly questionable and improbable.

Loans not having a credit risk rating of Special Mention, Substandard or Doubtful are considered pass loans.

At June 30, 2021 and September 30, 2020, the Company’s loan portfolio by credit risk rating disaggregated by portfolio segment were as follows (dollars in thousands):

	June 30, 2021				September 30, 2020
	Grade				Grade
	Pass	Special mention	Substandard(1)	Total	Pass	Special mention	Substandard	Total
Residential real estate	$442,114	$5,507	$5,498	$453,119	$449,524	$2,893	$1,343	$453,760
Multi-family	223,454	3,982	451	227,887	135,396	1,294	47	136,737
Commercial real estate	297,491	19,051	14,700	331,242	111,457	893	1,408	113,758
Commercial and industrial	266,971	884	2,626	270,481	20,404	-	334	20,738
Construction	10,517	-	-	10,517	-	-	-	-
Consumer	16	-	-	16	26	-	-	26
Total	$1,240,563	$29,424	$23,275	$1,293,262	$716,807	$5,080	$3,132	$725,019

(1)	Includes purchased credit impaired loans totaling $11,109.

6. STOCK-BASED COMPENSATION

The Company’s 2018 Equity Compensation Plan (“the 2018 Plan”) provides for the grant of stock-based compensation awards to officers, employees and directors of the Company. Under the 2018 Plan, a total of 346,000 shares of the Company’s common stock were approved for issuance, of which 207,681 shares remained for possible issuance at June 30, 2021.  Hanover assumed the 2013 Savoy Bank Stock Option Plan solely in connection with options to purchase Savoy common stock held by the former Chief Executive Officer of Savoy and which, under the terms of the Agreement and Plan of Merger between the Company and Savoy, were converted into options to purchase 71,900 shares of Hanover common stock.

Stock Options

Stock options are  granted with an exercise price equal to the fair market value of the Company’s common stock at the date of grant, and generally with vesting periods of three years and contractual terms of ten years. All stock options fully vest upon a change in control.

The fair value of stock options is estimated on the date of grant using a closed form option valuation (Black-Scholes) model. Expected volatilities are based on historical volatilities of the common stock of the Company's peers. The Company uses historical data to estimate option exercise and post-vesting termination behavior. Expected terms are based on historical data and represent the periods in which the options are expected to be outstanding. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

No stock options were exercised during the nine months ended June 30, 2021. The total intrinsic value of options exercised for the nine months ended June 30, 2020 was $127 thousand. The total cash received from option exercises for the nine months ended June 30, 2020 was $107 thousand. The Company recognized tax benefits of $44 thousand resulting from option exercises for the nine months ended June 30, 2020. No such tax benefits were recognized for the three months ended June 30, 2020.

A summary of stock option activity follows (aggregate intrinsic value in thousands):

	Number of Options	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value	Weighted- Average Remaining Contractual Term
Outstanding, October 1, 2020	155,506	$11.35	$1,623	4.66 years
Converted in Savoy acquisition	71,900	5.51
Exercised	-	-
Forfeited	-	-
Outstanding, June 30, 2021 (1)	227,406	$9.50	$1,795	3.76 years

(1)	All outstanding options are fully vested and exercisable.

In connection with the Savoy Bank acquisition, the Company assumed fully-vested legacy Savoy stock options held by the former Chief Executive Officer of Savoy which were converted into options to purchase 71,900 shares of Hanover common stock  at a weighted average exercise price of $5.51 per share and fair value of $17.65 per share.

There was no compensation expense attributable to stock options for the nine months ended June 30, 2021. For the three and nine months ended June 30, 2020, such compensation expense was $4 thousand and $14 thousand, respectively.

Restricted Stock

During the nine months ended June 30, 2021, restricted stock awards of 15,727 shares were granted with a three-year vesting period. Compensation expense is recognized over the vesting period of the awards based on the fair value of the stock at issue date. Since there is no active market for  the Company’s stock, the fair value of the restricted stock awards was estimated on the date of grant based on the prices of the most recent transactions in the Company’s common stock.

A summary of restricted stock activity follows:

	Number of Shares	Weighted- Average Grant Date Fair Value
Unvested, October 1, 2020	95,052	$19.56
Granted	15,727	21.93
Vested	(44,946)	19.09
Forfeited	(667)	21.79
Unvested, June 30, 2021	65,166	$20.43

Compensation expense attributable to restricted stock was $224 thousand and $210 thousand for the three months ended June 30, 2021 and 2020, respectively. For the nine months ended June 30, 2021 and 2020, compensation expense attributable to restricted stock was $669 thousand and $533 thousand, respectively. As of June 30, 2021, there was $1.1 million of total unrealized compensation cost related to unvested restricted stock, expected to be recognized over a weighted-average term of 1.53 years. The total fair value of shares vested during the nine months ended June 30, 2021 and 2020 was $868 thousand and $835 thousand, respectively.

7. REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet minimum capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

In addition, to avoid limitations on distributions, including dividend payments, the Bank must hold a capital conservation buffer above its minimum risk-based capital requirements. The capital conservation buffer is equal to the lowest of the results calculated in items (1), (2), and (3) as follows: (1) the Bank’s common equity tier 1 capital to risk-weighted assets ratio, less 4.50%, which is the minimum common equity tier 1 capital ratio regulatory requirement; (2) the Bank’s tier 1 capital to risk-weighted assets ratio, less 6.00%, which is the minimum tier 1 capital ratio regulatory requirement; and (3) the Bank’s total capital to risk-weighted assets ratio, less 8.00%, which is the minimum total capital ratio regulatory requirement. However, if any of the three calculated results is less than zero (i.e., is negative), the capital conservation buffer would be zero.

Each of the Bank’s capital ratios exceeds applicable regulatory capital requirements and the Bank meets the requisite capital ratios to be well capitalized as of June 30, 2021 and September 30, 2020. At June 30, 2021 and September 30, 2020, the Bank’s capital conservation buffers were in excess of the minimum buffer requirement described above. There are no subsequent conditions or events that management believes have changed the Bank’s capital adequacy.

The Bank’s capital amounts (in thousands) and ratios are presented in the table that follows.

	Actual		Required for capital adequacy purposes		Excess of amount required for capital adequacy purposes (1)		To be Well Capitalized under prompt corrective action regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
June 30, 2021
Total capital to risk-weighted assets	$126,624	15.01%	$67,535	8.00%	$59,089	7.00%	$84,419	10.00%
Tier 1 capital to risk-weighted assets	118,536	14.05%	50,651	6.00%	67,885	8.04%	67,535	8.00%
Common equity tier 1 capital to risk-weighted assets	118,536	14.05%	37,988	4.50%	80,548	9.54%	54,872	6.50%
Tier 1 capital to adjusted average assets (leverage)	118,536	11.20%	42,351	4.00%	N/A	N/A	52,938	5.00%

September 30, 2020
Total capital to risk-weighted assets	$95,079	20.57%	$36,970	8.00%	$58,109	12.57%	$46,212	10.00%
Tier 1 capital to risk-weighted assets	89,275	19.32%	27,727	6.00%	61,548	13.32%	36,970	8.00%
Common equity tier 1 capital to risk-weighted assets	89,275	19.32%	20,796	4.50%	68,479	14.82%	30,038	6.50%
Tier 1 capital to adjusted average assets (leverage)	89,275	11.22%	31,820	4.00%	N/A	N/A	39,775	5.00%

(1)	The capital conservation buffer is the minimum of the excess amounts shown, that is 7.00% and 12.57% at June 30, 2021 and September 30, 2020, respectively.

The ability of the Bank to pay dividends to the Company is subject to certain regulatory restrictions. Prior regulatory approval is required if the total of all dividends declared by the Bank in any calendar year exceeds the total of the Bank’s net profits of that year combined with its retained net profits of the preceding two years. In addition, as discussed above, the Bank’s ability to pay dividends to the Company may be limited if the Bank fails to satisfy any applicable capital conservation buffer. As of June 30, 2021, $16.6 million was available to pay dividends without obtaining prior regulatory approval.

8. FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax effects related to the realization of unrealized gains and losses could have a significant impact on fair value estimates and have not been considered.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

Cash and cash equivalents - Cash and cash equivalents, which includes cash and due from banks, interest-bearing deposits at other banks and federal funds sold are short-term in nature with original maturities of three months or less; the carrying amount approximates fair value.

Securities held to maturity and securities available for sale - The fair values for securities were obtained from an independent broker based upon market prices quoted on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific security but rather on the security’s relationship to other benchmark quoted securities.

Loans held for sale - Loans held for sale are carried at the lower of cost or fair value, which is evaluated on a pool-level basis. The fair value of loans held for sale is determined using quoted prices for similar assets, adjusted for specific attributes of that loan or other observable market data, such as outstanding commitments from third party investors.

Loans held for investment – The fair values for performing loans held for investment were obtained from an independent third party based upon an exit price which considered various factors, such as the interest rate of the loan relative to current market rates, the strength of the credit, the underwriting methodology and loan documentation and the ability to liquidate.

Generally, for loans identified as impaired, the fair value of the collateral is used to determine the fair value of the loan. The fair value of the collateral is determined based on recent appraised values. Appraisals for collateral-dependent impaired loans are performed by certified general appraisers whose qualifications and licenses have been reviewed and verified by the Company. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Adjustments may relate to location, square footage, condition, amenities, market rate of leases and timing of comparable sales. All appraisals undergo a second review process to ensure that the methodology and the values derived are reasonable. The fair value of the loan is compared to the carrying value to determine if any write-down or specific reserve is required. Impaired loans are evaluated quarterly for additional impairment and adjusted accordingly. Adjustments to fair value are made only when the analysis indicates a probable decline in collateral values.

Mortgage servicing rights - The fair values for mortgage servicing rights are obtained from an independent third-party pricing service. The estimated fair values are derived primarily from cash flow models, which include assumptions for interest rates, credit losses, and prepayment speeds.

Accrued interest receivable and payable - Carrying amount is a reasonable estimate of fair value.

Deposits - The fair value of time deposits is based on the market average at the term nearest the weighted average remaining maturity. For demand and other deposits, the carrying amount is a reasonable estimate of fair value.

Borrowings – Fair values are derived from discounted contractual cash flows using the weighted average remaining maturity.

Commitments to extend credit and letters of credit - The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, considering the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of commitments is immaterial to the financial statements.

The following presents fair value measurements on a recurring basis at June 30, 2021 and September 30, 2020 (in thousands):

		Fair Value Measurements Using
Assets:	June 30, 2021	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available for sale:
U.S. GSE residential mortgage-backed securities	$844	$844	$-
Corporate bonds	6,933	6,933	-
Mortgage servicing rights	3,815	-	3,815
Total	$11,592	$7,777	$3,815

		Fair Value Measurements Using
Assets:	September 30, 2020	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available for sale:
U.S. GSE residential mortgage-backed securities	$962	$962	$-
Corporate bonds	5,073	5,073	-
Mortgage servicing rights	155	-	155
Total	$6,190	$6,035	$155

Reconciliations for mortgage servicing rights measured at fair value on a recurring basis using significant unobservable inputs (Level 3) follow (in thousands).

	Three Months Ended June 30,		Nine Months Ended June 30,
	2021	2020	2021	2020
Beginning balance	$130	$199	$155	$266
Savoy acquisition	3,776	-	3,776	-
Adjustment to fair value	(91)	(26)	(116)	(93)
Ending balance	$3,815	$173	$3,815	$173

The significant inputs utilized in the cash flow models are based on market data obtained from sources independent of the Company, some of which are unobservable inputs and are therefore classified as Level 3 within the fair value hierarchy. Fair value at June 30, 2021 was determined based on discounted expected future cash flows using discount rates ranging from 7.9% to 14.5%, prepayment speeds ranging from 19.41% to 24.07% and a weighted average life ranging from 2.1 to 3.8 years. Fair value at June 30, 2020 was determined based on discounted expected future cash flows using discount rates ranging from 12.0% to 14.5%, prepayment speeds ranging from 23.25% to 23.60% and a weighted average life ranging from 2.7 to 3.3 years.

The Company had no financial instruments measured at fair value on a non-recurring basis at June 30, 2021 and September 30, 2020. The Company’s impaired loans had no related specific allowances recorded at June 30, 2021 and September 30, 2020.

The following presents the carrying amounts and estimated fair values of the Company’s financial instruments not carried at fair value at June 30, 2021 and September 30, 2020 (in thousands).

		Fair Value Measurements Using
June 30, 2021	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Financial Assets:
Cash and cash equivalents	$172,534	$172,534	$-	$-	$172,534
Securities held to maturity	8,987	-	9,263	-	9,263
Loans, net	1,285,410	-	-	1,325,596	1,325,596
Accrued interest receivable	10,920	-	153	10,767	10,920
Financial Liabilities:
Time deposits	460,689	-	461,641	-	461,641
Demand and other deposits	698,733	698,733	-	-	698,733
Borrowings	228,625	-	228,650	-	228,650
Subordinated debentures	24,498	-	27,296	-	27,296
Accrued interest payable	1,156	2	1,154	-	1,156

		Fair Value Measurements Using
September 30, 2020	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Financial Assets:
Cash and cash equivalents	$80,209	$80,209	$-	$-	$80,209
Securities held to maturity	10,727	-	11,131	-	11,131
Loans, net	717,150	-	-	746,969	746,969
Accrued interest receivable	6,766	-	218	6,548	6,766
Financial Liabilities:
Time deposits	394,753	-	397,842	-	397,842
Demand and other deposits	270,007	270,007	-	-	270,007
Borrowings	85,154	-	87,052	-	87,052
Note payable	14,984	-	-	15,329	15,329
Accrued interest payable	374	1	339	34	374

9. LOSS CONTINGENCIES

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of a loss is probable and an amount or range of loss can be reasonably estimated. The Company’s management does not believe there now are such matters that will have a material effect on the financial statements.

10. BORROWINGS

Federal Home Loan Bank (“FHLB”) Advances

At June 30, 2021 and September 30, 2020, FHLB advances outstanding were $51.5 million and $69.0 million, respectively. The advances were all at fixed rates ranging from 0.37% to 2.96% and from 0.37% to 2.98%, respectively, and with maturities ranging from July 2021 to August 2025 and from October 2020 to August 2025, respectively, at June 30, 2021 and September 30, 2020.

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances were collateralized by $398.0 million and $143.7 million of residential and commercial mortgage loans under a blanket lien arrangement at June 30, 2021 and September 30, 2020, respectively. Based on this collateral and the Company’s holdings of FHLB stock, the Company was eligible to borrow up to an additional total of $91.2 million at June 30, 2021.

The following presents the Company’s outstanding FHLB advances contractual maturities in the fiscal years shown (dollars in thousands):

	At June 30,2021
Maturity	Amount	Weighted Average Rate
2021	$9,714	1.46%
2022	4,000	2.02%
2023	11,800	2.23%
2024	18,860	0.98%
2025	7,080	0.58%
	$51,454	1.38%

Federal Reserve Borrowings

At June 30, 2021 and September 30, 2020, the Company’s borrowings from the Federal Reserve’s PPP Liquidity Facility (“PPPLF”) were $176.9 million and $16.2 million, respectively. The borrowings had a rate of 0.35% and a maturity date equal to the maturity date of the underlying PPP loan pledged to secure the extension of credit. The Company utilized the PPPLF to partially fund PPP loan production and the borrowings were fully secured by PPP loans.

11. SUBORDINATED DEBENTURES

In October 2020, the Company completed the private placement of $25.0 million in aggregate principal amount of fixed-to-floating rate subordinated notes due 2030 (the “Notes”) to certain qualified institutional buyers and accredited investors. The Notes will initially bear interest, payable semi-annually, at the rate of 5.00% per annum, until October 15, 2025. From and including October 15, 2025, the interest rate applicable to the outstanding principal amount due will reset quarterly to the then current three-month secured overnight financing rate (“SOFR”) plus 487.4 basis points. The Company may, at its option, beginning with the interest payment date of October 15, 2025 but not generally prior thereto, and on any scheduled interest payment date thereafter, redeem the Notes, in whole or in part, subject to the receipt of any required regulatory approval. The Notes are not subject to redemption at the option of the holder.

The Company used a portion of the net proceeds to pay off the existing holding company note in October 2020 and intends to use the remainder of the net proceeds for acquisition financing and general corporate purposes, including contributing equity capital to the Bank.

At June 30, 2021, the unamortized issuance costs of the Notes were $502 thousand. For the three and nine months ended June 30, 2021, $16 thousand and $43 thousand, respectively, in issuance costs were recorded in interest expense. The Notes are presented net of unamortized issuance costs in the Company’s Consolidated Statements of Financial Condition.

Crowe LLP Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Hanover Bancorp, Inc.
Mineola, New York

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of Hanover Bancorp Inc. and Subsidiary (the “Company”) as of September 30, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020 and 2019, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Crowe LLP
We have served as the Company’s auditor since 2019.
Livingston, New Jersey January 13, 2021

HANOVER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
Years Ended September 30, 2020 and 2019
(In thousands, except share and per share data)

	2020	2019
ASSETS
Cash and non-interest-bearing deposits due from banks	$6,239	$6,100
Interest-bearing deposits due from banks	73,970	60,175
Federal funds sold	—	21,556
Total cash and cash equivalents	80,209	87,831
Securities:
Held to maturity (fair value of $11,131 and $12,191 respectively)	10,727	12,030
Available for sale, at fair value	6,035	911
Total securities	16,762	12,941
Loans held-for-investment	725,019	720,442
Allowance for loan losses	(7,869)	(7,143)
Loans, net	717,150	713,299
Premises and equipment, net	14,156	14,406
Accrued interest receivable	6,766	3,265
Prepaid pension	4,660	4,416
Restricted securities, at cost	4,202	5,559
Goodwill	1,901	1,482
Other assets	5,800	5,637
Total Assets	$851,606	$848,836
LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Non-interest-bearing demand	$82,350	$69,606
Savings, NOW and money market deposits	187,657	195,166
Time deposits	394,753	385,514
Total deposits	664,760	650,286
Borrowings	85,154	100,745
Note payable	14,984	14,981
Accrued interest payable	374	531
Other liabilities	8,291	10,343
Total Liabilities	773,563	776,886
Commitments and Contingent Liabilities – See Note (11)
Stockholders’ Equity
Preferred stock, par value $0.01 per share; (15,000,000 shares authorized, none issued)	—	—
Common stock, par value $0.01 per share; (17,000,000 shares authorized; 4,175,144 and 4,162,904 shares issued and outstanding, respectively)	42	42
Surplus	63,725	62,740
Retained earnings	14,120	9,146
Accumulated other comprehensive income	156	22
Total Stockholders’ Equity	78,043	71,950
Total Liabilities and Stockholders’ Equity	$851,606	$848,836

See accompanying notes to consolidated financial statements

HANOVER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
Years Ended September 30, 2020 and 2019
(In thousands, except per share amounts)

	For the Year Ended September 30,
	2020	2019
Interest income:
Loans	$38,641	$32,660
Taxable securities	523	427
Federal funds sold	107	486
Other	862	924
Total interest income	40,133	34,497
Interest expense:
Savings, NOW and money market deposits	1,445	2,510
Time deposits	9,180	6,725
Borrowings	2,386	2,841
Total interest expense	13,011	12,076
Net interest income	27,122	22,421
Provision for loan losses	1,250	650
Net interest income after provision for loan losses	25,872	21,771
Non-interest income:
Loan fees and service charges	301	185
Mortgage servicing income	84	160
Service charges on deposit accounts	62	64
Gain on sale of loans held-for-sale	917	4,361
Total non-interest income	1,364	4,770
Non-interest expense:
Salaries and employee benefits	11,182	9,041
Occupancy and equipment	4,462	2,835
Data processing	911	662
Advertising and promotion	296	487
Acquisition costs	450	737
Professional fees	2,070	775
Other	1,651	1,350
Total non-interest expense	21,022	15,887
Income before income tax expense	6,214	10,654
Income tax expense	1,240	2,569
Net Income	$4,974	$8,085
Earnings Per Share
Basic	$1.20	$2.10
Diluted	$1.18	$2.06

See accompanying notes to consolidated financial statements

HANOVER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended September 30, 2020 and 2019
(In thousands)

	For the Year Ended September 30,
	2020	2019
Net income	$4,974	$8,085
Other comprehensive income:
Net unrealized holding gains on securities available for sale, net of income taxes of $35 and $8, respectively	134	33
Total other comprehensive income	134	33
Comprehensive income	$5,108	$8,118

See accompanying notes to consolidated financial statements

HANOVER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
Years Ended September 30, 2020 and 2019
(In thousands, except share amounts)

	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
Balance at October 1, 2018	$36	$53,144	$1,061	$(11)	$54,230
Net income	—	—	8,085	—	8,085
Shares issued in the acquisition of Chinatown Federal Savings Bank (187,242 shares)	2	4,078	—	—	4,080
Stock based compensation (121,642 shares)	1	415	—	—	416
Exercise of stock options (6,000 shares)	—	60	—	—	60
Issuance of common stock, net (265,543 shares)	3	5,043	—	—	5,046
Other comprehensive income	—	—	—	33	33
Balance at September 30, 2019	$42	$62,740	$9,146	$22	$71,950
Net income	—	—	4,974	—	4,974
Stock based compensation (25,341 shares issued, 28,287 shares forfeited, 651 shares withheld)	—	766	—	—	766
Exercise of stock options (10,735 shares)	—	107	—	—	107
Issuance of common stock, net (5,102 shares)	—	112	—	—	112
Other comprehensive income	—	—	—	134	134
Balance at September 30, 2020	$42	$63,725	$14,120	$156	$78,043

See accompanying notes to consolidated financial statements

HANOVER BANCORP, INC.

Consolidated Statements of Cash Flows
September 30, 2020 and 2019

	For the Years Ended September 30,
	2020	2019
Cash flows from operating activities:
Net income	$4,974	$8,085
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	1,250	650
Depreciation and amortization	1,343	711
Originations of loans held for sale	(5,337)	(926)
Proceeds from sales of loans held for sale	5,338	925
Gain on sale of loans	(917)	(4,361)
Stock based compensation	766	416
Amortization of premiums, discounts and loan fees and costs	(282)	(193)
Amortization of debt issuance costs	3	3
Amortization of intangible assets	5	—
Loss on sale of premises and equipment	—	105
Mortgage servicing rights valuation adjustments	111	138
Deferred tax expense	202	217
Increase in accrued interest receivable	(3,501)	(432)
(Decrease) increase in other assets	(1,180)	135
Decrease in accrued interest payable	(157)	(527)
(Decrease) increase in other liabilities	(2,052)	3,013
Net cash provided by operating activities	566	7,959
Cash flows from investing activities:
Purchase of securities available for sale	(5,000)	(1,893)
Purchases of restricted securities	(1,155)	(1,553)
Principal repayments of securities held to maturity	1,288	888
Principal repayments of securities available for sale	34	1,163
Redemption of restricted securities	2,513	1,840
Proceeds from sales of loans	32,561	198,414
Net increase in loans	(36,438)	(257,684)
Proceeds from sales of premises and equipment	—	198
Purchases of premises and equipment	(1,093)	(1,521)
Cash and cash equivalents acquired in acquisition of CFSB	—	23,853
Cash consideration paid in acquisition of CFSB	—	(9,520)
Net cash used in investing activities	(7,290)	(45,815)

See accompanying notes to consolidated financial statements

HANOVER BANCORP, INC.

Consolidated Statements of Cash Flows
September 30, 2020 and 2019

	For the Years Ended September 30,
	2020	2019
Cash flows from financing activities:
Net increase in deposits	14,474	72,258
Increase in Federal Home Loan Bank advances	23,940	25,000
Repayments of Federal Home Loan Bank advances	(55,688)	(33,773)
Increase in Federal Reserve Bank borrowings	16,255	—
Repayments of Federal Reserve Bank borrowings	(98)	—
Net proceeds from exercise of stock options	107	60
Net proceeds from issuance of common stock	112	5,046
Net cash (used in) provided by financing activities	(898)	68,591
Net (decrease) increase in cash and cash equivalents	(7,622)	30,735
Cash and cash equivalents at beginning of period	87,831	57,096
Cash and cash equivalents at end of period	$80,209	$87,831
Supplemental cash flow information:
Interest paid:	$13,168	$11,950
Income taxes paid	$1,243	$2,582
Supplemental noncash disclosures
Transfers from portfolio loans to loans held for sale	$31,668	$194,979
Acquisition of noncash assets and liabilities
Non-cash assets acquired:
Loans held for investment	$—	$94,520
Prepaid pension	—	4,416
Premises and equipment, net	—	56
Accrued interest receivable	—	424
FHLB stock	—	117
Deferred tax asset	(324)	1,178
Other assets	—	4,215
Total non-cash assets acquired	(324)	104,926
Liabilities assumed:
Deposits	—	109,905
Accrued interest payable	95	653
Other liabilities	—	4,621
Total liabilities assumed	95	115,179
Net non-cash assets acquired	(419)	(10,253)
Cash and cash equivalents acquired in acquisition	—	23,853
Total consideration paid	—	$13,600

See accompanying notes to consolidated financial statements

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

1.   Summary of Significant Accounting Policies

The following significant accounting and reporting policies of Hanover Bancorp, Inc. and subsidiary conform to U.S. generally accepted accounting principles (“GAAP”) and are used in preparing and presenting these consolidated financial statements. Intercompany accounts and transactions are eliminated in consolidation.

Business

Hanover Bancorp, Inc. (“the Company”), is a New York corporation which became the holding company for Hanover Community Bank (“the Bank”) in 2016. The Bank, headquartered in Mineola, New York, was incorporated under the laws of the State of New York and is a New York State chartered bank. The Bank commenced operations on November 4, 2008 and is a full-service bank providing personal and business lending and deposit services. As a State chartered bank, the Bank is subject to regulation by the New York State Department of Financial Services and the Federal Deposit Insurance Corporation (the “FDIC”). The Company is subject to regulations promulgated by the Federal Reserve.

Mergers and Acquisitions

Pending Acquisition

On August 27, 2020, the Company, the Bank and Savoy Bank (“Savoy”) entered into a definitive agreement pursuant to which Savoy will merge into Hanover Community Bank in a stock and cash transaction valued at approximately $63.0 million. Under the terms of the agreement, each outstanding share of Savoy common stock will be exchanged for a combination of 50% cash consideration and 50% Hanover common stock.

Savoy Bank, established in 2008, currently operates one branch in Rockefeller Center, New York City. The proposed merger has been unanimously approved the by Boards of Directors of both companies. The transaction is expected to be completed in the second calendar quarter of 2021 subject to customary closing conditions and the receipt of regulatory approvals and approval by the Savoy shareholders.

Chinatown Federal Savings Bank

On August 9, 2019, Chinatown Federal Savings Bank (“CFSB”) merged with the Company and into the Bank.

Use of Estimates

To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided and actual results could differ.

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. The COVID-19 pandemic has adversely affected, and may continue to adversely affect local, national and global economic activity. Actions taken to help mitigate the spread of COVID-19 include restrictions on travel, localized quarantines, and government-mandated closures of certain businesses. The spread of the outbreak has caused significant disruptions to the U.S. economy and has disrupted banking and other financial activity in the areas in which the Company operates.

On March 3, 2020, the Federal Open Market Committee reduced the targeted federal funds interest rate range by 50 basis points to 1.00 percent to 1.25 percent. This range was further reduced to 0 percent to 0.25 percent on March 16, 2020. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted to, among other provisions, provide emergency assistance for individuals, families and businesses affected by the COVID-19 pandemic. These reductions in interest rates and other effects of the COVID-19 pandemic may materially and adversely affect the Company’s financial condition and results of operations in future periods. It is unknown how long the adverse conditions associated with the COVID-19 pandemic will last and what the complete financial effect will be to the Company. It is possible that estimates made in the financial statements could be materially and adversely impacted as a result of these conditions, including estimates regarding expected credit losses on loans receivable and impairment of goodwill.

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

Significant Group Concentrations of Credit Risk

Most of the Company’s activities are with customers located in Nassau County and surrounding areas of New York State. Note 3 discusses the types of lending that the Company engages in. Although the Company has a diversified loan portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy. The Company does not have any significant concentrations to any one industry or customer.

Interest-Bearing Deposits in Other Financial Institutions

Interest-bearing deposits in other financial institutions mature within 90 days and are carried at cost.

Cash Flows

Cash and cash equivalents include cash, deposits with other financial institutions with maturities fewer than 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and federal funds purchased.

Restricted Securities

The Bank is a member of and is required to own stock in the Federal Home Loan Bank of New York (“FHLB”). The amount of FHLB stock held is based on membership and the level of borrowings. FHLB stock is carried at cost, classified as restricted securities and periodically evaluated for impairment based on ultimate recovery of par value. The Bank is also a member of and owns stock in Atlantic Community Bankers Bank (“ACBB”) which provides correspondent banking services. ACBB stock is carried at cost, classified as restricted securities and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Securities

Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment (“OTTI”) on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as an impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: (1) OTTI related to credit loss, which must be recognized in the income statement and (2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value as determined by outstanding commitments from investors. Periodically, the Company originates various residential mortgage loans for sale to investors on a servicing released basis. The sale of such loans is generally arranged through a master commitment on a best efforts basis. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Premiums and discounts and origination fees and costs on loans held for sale are deferred and recognized as a component of the gain or loss on sale. Gains and losses on sales of loans held for sale are included in other income, recognized on settlement dates and are determined by the difference between the sale proceeds and the carrying value of the loans. These transactions are accounted for as sales based on our satisfaction of the criteria for such accounting which provides that, as transferor, we have surrendered control over the loans.

For liquidity purposes, there are instances when loans originated with the intent to hold are subsequently transferred to loans held for sale. These are loans the Company no longer has the intent to hold for the foreseeable future. At transfer, they are carried at the lower of cost or fair value.

Loans and Loan Interest Income Recognition

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff, are reported at the principal balance outstanding, net of purchase premiums and discounts, deferred loan fees and costs, and an allowance for loan losses. The loan portfolio is segmented into residential real estate, commercial real estate, multifamily, commercial and industrial, and consumer loans.

Interest income on loans is accrued and credited to income as earned. Net loan origination fees and costs are deferred and accreted/amortized to interest income over the loan’s contractual life using the level-yield method, adjusted for actual prepayments.

Loans that are acquired through acquisition are initially recorded at fair value with no carryover of the related allowance for loan losses. After acquisition, losses are recognized through the allowance for loan losses. Determining fair value of the loans involves estimating the amount and timing of expected principal and interest cash flows to be collected on the loans and discounting those cash flows at a market interest rate. Two of the loans at the time of acquisition showed evidence of credit deterioration since origination. Purchased credit impaired loans are not material as of September 30, 2019 and 2020, respectively.

Lending Risk

The principal business of the Bank is lending in one-to-four family mortgage loans, commercial real estate mortgage loans, multi-family mortgage loans, commercial and industrial loans and consumer loans. The Bank considers its primary lending area to be Nassau County and the New York City boroughs. A substantial portion of the Bank’s loans is secured by real estate in these areas. Accordingly, the ultimate collectability of the loan portfolio is susceptible to changes in market and economic conditions in this region.

One-to-four family loans involve certain risks such as interest rate risk and risk of nonpayment. Adjustable-rate loans decrease the interest rate risk to the Company that is associated with changes in interest rates but involve other risks, primarily because as interest rates rise, the payment by the borrower rises to the extent permitted by the terms of the loan, thereby increasing the potential for default. At the same time, the marketability of the underlying property may be adversely affected by higher interest rates. Repayment risk can be affected by the overall health of the economy, including unemployment rates and housing prices.

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

Commercial real estate lending entails significant additional risks as compared with single-family residential property lending. Such loans typically involve large loan balances to single borrowers or groups of related borrowers. Loans in this classification include income producing investment properties and owner-occupied real estate used for business purposes. The underlying properties are located largely in the Bank’s primary market area. The cash flows of the income producing investment properties could be adversely impacted by a downturn in the economy as evidenced by increased vacancy rates, which in turn, could have an effect on credit quality. In the case of owner-occupied real estate used for business purposes, a weakened economy and resultant decreased consumer and/or business spending could have an adverse effect on credit quality.

Multifamily lending entails additional risks as compared with single-family residential property lending, but less when compared to commercial real estate lending. Loans in this classification include income producing residential investment properties of five or more families. Loans are made to established owners with a proven and demonstrable record of strong performance. Loans are secured by a first mortgage lien on the subject property. Repayment is derived generally from the rental income generated from the property and may be supplemented by the owners’ personal cash flow. Credit risk arises with changes in economic conditions that could cause an increase in vacancy rates.

Commercial and industrial lending is generally considered higher risk due to the concentration of principal in a limited number of loans and borrowers and the effects of general economic conditions on the business. Generally, these loans are primarily secured by inventories and other assets of the business and repayment is expected from the cash flows of the business. A weakened economy, and resultant decreased consumer and/or business spending, will have an effect on the credit quality in this loan class.

Consumer loans generally have shorter terms and higher interest rates than other lending but generally involve more credit risk because of the type and nature of the collateral and, in certain cases, the absence of collateral. Repayment is dependent on the credit quality of the individual borrower and, if applicable, sale of the collateral securing the loan. Therefore, the overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this loan class.

Allowance for Loan Losses

A loan is considered past due when it is not paid in accordance with its contractual terms. The accrual of income on loans, including impaired loans, and other loans in the process of foreclosure, is generally discontinued when a loan becomes 90 days or more delinquent, or when certain factors indicate that the ultimate collection of principal and interest is in doubt. Loans on which the accrual of income has been discontinued are designated as non-accrual loans. All previously accrued interest is reversed against interest income, and income is recognized subsequently only in the period that cash is received, provided no principal payments are due and the remaining principal balance outstanding is deemed collectible. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The Company defines an impaired loan as a loan for which it is probable, based on current information, that the Company will not collect all amounts due in accordance with the contractual terms of the loan agreement. The Company has defined the population of impaired loans to be all non-accrual loans, loans risk rated 9 (Doubtful) or 10 (Loss), and all loans subject to a troubled debt restructuring (“TDR”). Impaired loans are individually assessed to determine that the loan’s carrying value is not in excess of the expected future cash flows, discounted at the loan’s original effective interest rate, or the underlying collateral (less estimated costs to sell) if the loan is collateral dependent. Impairments are recognized through a charge to the allowance for loan losses for the amount that the loan’s carrying value exceeds the discounted cash flow analysis or estimated fair value of collateral (less estimated costs to sell) if the loan is collateral dependent.

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

The allowance for loan losses is increased by the provision for loan losses charged against income and is decreased by charge-offs, net of recoveries. Loan losses are recognized in the period the loans, or portion thereof, are deemed uncollectible. Generally, the Company will record a loan charge-off (including a partial charge-off) to reduce a loan to the estimated fair value of the underlying collateral, less costs to sell, if it is determined that it is probable that recovery will come primarily from the sale of such collateral. The provision for loan losses is based on management’s evaluation of the adequacy of the allowance which considers, among other things, impaired loans, past loan loss experience, known and inherent risks in the portfolio, existing adverse situations that may affect the borrower’s ability to repay, and estimated fair value of any underlying collateral securing loans. Additionally, management evaluates changes, if any, in underwriting standards, collection, charge-off and recovery practices, the nature or volume of the portfolio, lending staff, concentration of loans, as well as current economic conditions, and other relevant factors. Management believes the allowance for loan losses is adequate to provide for probable and reasonably estimable losses at the statement of condition date.

The allowance for loan losses consists of the following components:

(1)	Specific allowances are established for impaired loans, generally defined by the Company to be all nonaccrual loans, loans risk rated 8 (Substandard), 9 (Doubtful) or 10 (Loss), and all loans subject to a TDR. The amount of impairment provided for as an allowance is represented by the deficiency, if any, between the present value of expected future cash flows discounted at the original loan’s effective interest rate or the underlying collateral value (less estimated costs to sell) if the loan is collateral dependent, and the carrying value of the loan. Impaired loans that have no impairment losses are not considered for general valuation allowances described below.

(2)	General allowances are established for loan losses on a portfolio basis for loans that do not meet the definition of impaired. The portfolio is grouped into similar risk characteristics, primarily by loan segment and internal credit risk ratings. Historical loss experience is applied to each loan group using a three-year lookback period. The loss experience is adjusted, as appropriate, for the environmental factors discussed below. This evaluation is inherently subjective, as it requires material estimates that may be susceptible to significant revisions based upon changes in economic and market conditions. Actual loan losses may be significantly more than the allowance for loan losses we have established, which could have a material negative effect on the Company’s financial results.

In underwriting a loan secured by real property, the Company requires an appraisal (or an automated valuation model) of the property by an independent licensed appraiser approved by the Company’s Board of Directors. The appraisal is subject to review by an independent third party hired by the Company. Management reviews and inspects properties before disbursement of funds during the term of a construction loan. Generally, management obtains updated appraisals when a loan is deemed impaired. These appraisals may be more limited than those prepared for the underwriting of a new loan. In addition, when the Company acquires other real estate owned, it generally obtains a current appraisal to substantiate the net carrying value of the asset at the time of foreclosure.

As noted above, the adjustments to the Company’s loss experience is based on management’s evaluation of several environmental factors, including:

•	changes in local, regional, national, and international economic and business conditions and developments that affect the collectability of the loan portfolio, including the condition of various market segments;

•	changes in the nature and volume of the Company’s portfolio and in the terms of the Company’s loans;

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

•	changes in the experience, ability, and depth of lending management and other relevant staff;

•	changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified or graded loans;

•	changes in the quality of the Company’s loan review system;

•	changes in lending policies, procedures and strategies;

•	changes in the value of underlying collateral for collateral-dependent loans;

•	the existence and effect of any concentrations of credit, and changes in the level of such concentrations; and

•	the effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the Company’s existing portfolio.

While management uses available information to recognize probable and reasonably estimable losses on loans, future additions to the allowance may be necessary based upon changes in economic, market or other conditions. Changes in estimates could result in a material change in the allowance. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

A loan modification is deemed a TDR when two conditions are met: 1) the borrower is experiencing financial difficulty; and 2) a concession is made by the Company that would not otherwise be considered for a borrower or collateral with similar credit risk characteristics. Once an obligation has been restructured, it continues to be considered restructured until paid in full or otherwise settled, sold or charged off. The Company records an impairment charge equal to the difference between the present value of estimated future cash flows under the restructured terms discounted at the original loan’s effective interest rate, or the underlying collateral value less costs to sell, if the loan is collateral dependent.

On March 27, 2020, the President of the United States signed the CARES Act which provides entities with optional temporary relief from certain accounting and financial reporting requirements under GAAP.

The CARES Act allows financial institutions to suspend application of certain TDR accounting guidance under Accounting Standards Codification (“ASC”) 310-40 for loan modifications related to the COVID-19 pandemic made between March 1, 2020 and the earlier of December 31, 2020 or 60 days after the end of the COVID-19 national emergency, provided certain criteria are met. This relief can be applied to loan modifications for borrowers that were not more than 30 days past due as of December 31, 2019 and to loan modifications that defer or delay the payment of principal or interest or change the interest rate on the loan. In April 2020, federal and state banking regulators issued the Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus to provide further interpretation of when a borrower is experiencing financial difficulty, specifically indicating that if the modification is either short term (e.g. six months) or mandated by federal or state government in response to the COVID-19 pandemic, the borrower is not experiencing financial difficulty under ASC 310-40. The Company continues to prudently work with borrowers negatively impacted by the COVID-19 pandemic while managing credit risks and recognizing an appropriate allowance for loan losses on its loan portfolio. The Company modified 393 loans totaling $220.4 million under the CARES Act. As of September 30, 2020, 304 loans totaling $164.7 million exited forbearance and resumed scheduled payments. Of the 89 modified loans totaling $55.6 million still in forbearance, 32 loans totaling $20.5 million were downgraded to a watch rating pending exit from forbearance and 8 loans totaling $5.9 million were downgraded to criticized. These loans will continue to be monitored for further downgrade depending on their individual circumstances. The remaining loans are primary residence loans covered under New York State Law 9-x which provides full payment deferral up to 360 days.

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

Another key program under the CARES Act is the Paycheck Protection Program (“PPP”) administered by the Small Business Administration (“SBA”) which provided funding to qualifying businesses and organizations. These loans are 100% guaranteed by the SBA and have no allowance for loan losses allocated to them based on the nature of the guarantee. These loans carry a fixed rate of 1.00% and a term of two years (loans made before June 5, 2020) or five years (loans made on or after June 5, 2020), if not forgiven, in whole or in part. Under this program, the Company has provided funding of approximately $17.2 million and believes that the majority of these loans will ultimately be forgiven by the SBA. Net fees and costs on these loans are deferred and amortized into interest income over the contractual period of the loans. Upon SBA forgiveness, unamortized net fees and costs are recognized into interest income. As of September 30, 2020, no PPP loans had applied for or received forgiveness.

Mortgage Servicing Rights

The Company originates and sells mortgage loans in the secondary market and may retain the servicing of these loans. When mortgage loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sale of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income.

Under the fair value measurement method, the Company measures servicing rights at fair value at each reporting date and reports changes in fair value of servicing assets in earnings in the period in which the changes occur and are included with non-interest income on the income statement. The fair value of servicing rights is subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Fees earned for servicing loans are reported on the statements of income as mortgage servicing income when the related mortgage loan payments are collected. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $85,000 and $160,000 for the years ended September 30, 2020 and 2019, respectively.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets. Useful lives of buildings and related components is thirty-nine years and a range of two to ten years for equipment, computer hardware and software, and furniture and fixtures. Leasehold improvements are amortized over the term of the respective leases.

Improvements and major repairs are capitalized, while the cost or ordinary maintenance, repairs and minor improvements are charged to expense.

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

Goodwill and Other Intangible Assets

Goodwill arises from business combinations and is generally determined as the excess of the fair value of the consideration transferred over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized but tested for impairment at least annually or more frequently if events and circumstances exist that indicate that a goodwill impairment test should be performed. The Company has selected August 31 as the date to perform the annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on the balance sheet.

Other intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Core deposit intangible assets are amortized on an accelerated method over their estimated useful life of 10 years.

Debt Issuance Costs

The costs attributable to issuing a debt instrument are reported on the Statement of Financial Condition as a deduction from the face amount of the note and amortized as interest expense over the term of the note.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. There are no such tax positions in the Company’s financial statements at September 30, 2020 and 2019.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense. There were no amounts recognized for interest and penalties for the years ended September 30, 2020 and 2019.

Stock Based Compensation

Compensation cost is recognized for stock options and restricted stock awards issued to employees and directors based upon the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options.

Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. The Company’s accounting policy is to recognize forfeitures as they occur.

Earnings per Common Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of a loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions of Cash

Cash on hand or on deposit with the Federal Reserve Bank of New York was required to meet regulatory reserve and clearing requirements.

Dividend Restriction

Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the holding company or by the holding company to shareholders.

Fair Value of Financial Assets and Liabilities

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 13. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Operating Segments

While management monitors the revenue streams of the Company’s various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all the financial service operations are considered by management to be aggregated in one reportable operating segment.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments such as unused lines of credit and commitments to extend credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded in the statement of financial condition when they are funded.

Supplemental Executive Retirement Plan

In connection with the acquisition of CFSB, included in the Consolidated Statements of Financial Condition are the assets of the Chinatown Federal Savings Bank Supplemental Executive Retirement Plan (“SERP”) which provides benefits to two former executives of CFSB. The assets of the SERP are held in a Rabbi Trust which was fully funded prior to the acquisition of CFSB by the Company. The Company has no further liability or obligation with respect to the SERP assets other than record keeping. No ongoing valuation of the assets will be obtained and the amount of plan assets will continue to be equal to the liability reflected on the Consolidated Statement of Financial Condition. The SERP liability is included in other liabilities on the Consolidated Statement of Financial Condition.

Adoption of New Accounting Standards

In January 2017, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2017-04, “Intangibles — Goodwill and Other (Topic 350).” The amendments in this ASU simplify the subsequent

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the amendments in this ASU, an entity should perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, not exceed the total amount of goodwill allocated to that reporting unit. Additionally, an entity should consider income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. The ASU also eliminates the requirement for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. For non-public entities, ASU 2017-04 is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2021 with early adoption permitted. The amendments are to be applied on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition within the first annual period when the entity initially adopts the amendments. The Company adopted ASU 2017-04 on October 1, 2019 and determined that there was no impairment of goodwill under the new method.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820).” The amendments in this ASU modify the disclosure requirements on fair value measurements in Topic 820. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 with early adoption permitted. The amendments are to be applied on a retrospective basis to all periods presented. The fair value disclosures were updated as a result of the adoption of ASU 2018-13.

Issued but Not Yet Effective Accounting Standards

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses” which sets forth a current expected credit loss (“CECL”) model which requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable supportable forecasts. This replaces the existing incurred loss model and will apply to the measurement of credit losses on financial assets measured at amortized cost and to some off-balance sheet credit exposures. For non-public entities, ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company has been gathering data and will be evaluating data and system requirements to implement this standard. The Company cannot yet determine the overall impact this standard will have on the consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 843)” which amended existing guidance that requires lessees to recognize the following for all leases (with the exception of short-term leases) at the commencement date (1) A lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, the lessor accounting model and Topic 606, Revenue from Contracts with Customers. For non-public entities, ASU 2016-02 is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early application permitted. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The Company is currently evaluating the impact of ASU 2016-02 on the consolidated financial statements. Based on leases outstanding at September 30, 2020, the Company does not expect the updates to have a material impact on the income statement but does anticipate the adoption of ASU 2016-02 will result in an increase in the Company’s consolidated statement of financial condition as a result of recognizing right-of-use assets and lease liabilities.

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation. Reclassifications had no effect on prior year net income or stockholders’ equity.

Subsequent Events

In preparing these consolidated financial statements, the Company evaluated subsequent events for recognition or disclosure through January 13, 2021, the date these consolidated financial statements were available to be issued.

2.   Securities

The following table summarizes the amortized cost and fair value of securities available for sale and securities held to maturity at September 30, 2020 and 2019 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income and gross unrecognized gains and losses:

	September 30, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

	(in thousands)
Available for sale:
U.S. GSE residential mortgage-backed securities	$838	$124	$—	$962
Corporate bonds	5,000	73	—	5,073
Total available for sale	$5,838	$197	$—	$6,035
Held to maturity:
U.S. GSE residential mortgage-backed securities	$4,478	$118	$—	$4,596
U.S. GSE commercial mortgage-backed securities	2,749	253	—	3,002
Corporate bonds	3,500	33	—	3,533
Total held to maturity	10,727	$404	—	$11,131
Total securities	$16,565	$601	$—	$17,166

	September 30, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

	(in thousands)
Available for sale:
U.S. GSE residential mortgage-backed securities	$883	$28	$—	$911
Total available for sale	$883	$28	$—	$911
Held to maturity:
U.S. GSE residential mortgage-backed securities	$5,729	$20	$(1)	$5,748
U.S. GSE commercial mortgage-backed securities	2,801	103	—	2,904
Corporate bonds	3,500	39	—	3,539
Total held to maturity	12,030	$162	(1)	$12,191
Total securities	$12,913	$190	$(1)	$13,102

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

The following table sets forth the fair value, amortized cost and contractual maturities of the securities portfolio. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately:

	September 30, 2020
	Available for Sale
	Amortized Cost	Fair Value

	(in thousands)
Within one year	$—	$—
One to five years	—	—
Five to ten years	5,000	5,073
Beyond ten years	—	—
Mortgage-backed securities – residential	838	962
Total	$5,838	$6,035

	Held to Maturity
	Amortized Cost	Fair Value

	(in thousands)
Within one year	$—	$—
One to five years	—	—
Five to ten years	3,500	3,533
Beyond ten years	—	—
Mortgage-backed securities – residential	4,478	4,596
Mortgage-backed securities – commercial	2,749	3,002
Total	$10,727	$11,131

Securities pledged at year-end 2020 and 2019 had a carrying amount of $5.6 million and $6.4 million and were pledged to secure public deposits.

At year-end 2020 and 2019, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders’ equity.

There were no securities with gross unrealized losses at September 30, 2020. The following table summarizes securities with gross unrealized losses at September 30, 2019 aggregated by category and length of time that individual securities have been in a continuous unrealized loss position:

	September 30, 2019
	Less than 12 months		12 months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

	(in thousands)
Held to maturity:
U.S. GSE residential mortgage-backed securities	$—	$—	$2,860	$(1)	$2,860	$(1)
Total held to maturity	$—	$—	$2,860	$(1)	$2,860	$(1)

There were no sales of securities during 2020 and 2019.

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

3.   Loans

The following table sets forth the major classifications of loans:

	September 30,
	2020	2019

	(In thousands)
Real estate:
Residential	$454,073	$465,422
Multi-family	136,539	139,504
Commercial	113,615	108,197
Total real estate	704,227	713,123
Commercial and industrial	21,100	7,353
Consumer	24	501
Total loans	725,351	720,977
Deferred loan fees and costs, net	(332)	(535)
Total loans-held-for-investment	725,019	720,442
Allowance for loan losses	(7,869)	(7,143)
Net Loans	$717,150	$713,299

As of September 30, 2020 and 2019, the Company was servicing approximately $26.8 million and $70.5 million, respectively, of loans for others. The Company had no loans held for sale as of September 30, 2020 and 2019.

In the years ended September 30, 2020 and 2019, the Company sold approximately $37.0 million and $195.0 million, respectively, of loans and recognized gains on the sales of loans of $0.9 million and $4.4 million, respectively.

The Company continuously monitors the credit quality of its loan receivables. Credit quality is monitored by reviewing certain credit quality indicators. Management has determined that internally assigned credit risk ratings by loan segment are the key credit quality indicators that best assist management in monitoring the credit quality of the Company’s loan receivables.

The Company has adopted a credit risk rating system as part of the risk assessment of its loan portfolio. The Company’s lending officers are required to assign a credit risk rating to each loan in their portfolio at origination. When the lender learns of important financial developments, the risk rating is reviewed and adjusted if necessary. In addition, the Company engages a third party independent loan reviewer that performs semi-annual reviews of a sample of loans, validating the credit risk ratings assigned to such loans. The credit risk ratings play an important role in the establishment of the loan loss provision and to confirm the adequacy of the allowance for loan losses.

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes commercial loans individually by classifying the loans as to credit risk. The Company uses the following definitions for risk ratings:

Special Mention:   The loan has potential weaknesses that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of repayment prospects for the asset or in the Company’s credit position at some future date.

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

Substandard:   The loan is inadequately protected by current sound worth and paying capacity of the obligor or collateral pledged, if any. Loans classified as Substandard must have a well-defined weakness or weaknesses that jeopardizes the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful:   The loan has all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing factors, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be “pass” rated loans. Loans listed as “not rated” are homogenous residential and consumer type loans which are evaluated based on payment performance as previously disclosed in the aging of past due loans.

The following tables represent loans categorized by class and internally assigned risk grades:

	September 30, 2020
	Pass	Special Mention	Substandard	Doubtful	Total

	(in thousands)
Real Estate:
Residential	$449,524	$2,893	$1,343	$—	$453,760
Multi-family	135,396	1,294	47	—	136,737
Commercial	111,457	893	1,408	—	113,758
Commercial and industrial	20,404	—	334	—	20,738
Consumer	26	—	—	—	26
Total Loans	$716,807	$5,080	$3,132	$—	$725,019

	September 30, 2019
	Pass	Special Mention	Substandard	Doubtful	Total

	(in thousands)
Real Estate:
Residential	$464,124	$—	$455	$—	$464,579
Multi-family	139,596	—	89	—	139,685
Commercial	106,543	241	1,519	—	108,303
Commercial and industrial	6,736	—	634	—	7,370
Consumer	505	—	—	—	505
Total Loans	$717,504	$241	$2,697	$—	$720,442

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

Past Due and Nonaccrual loans

The following table represents the aging of the recorded investment in past due loans as of September 30, 2020 and 2019 by portfolio segment:

	September 30, 2020
	30-59 Days Past Due	60-89 Days Past Due	Greater than 89 Days Past Due	Total Past Due	Current	Total Loans

	(in thousands)
Real Estate:
Residential	$4,507	$—	$538	$5,045	$448,715	$453,760
Multi-family	—	—	47	47	136,690	136,737
Commercial	—	—	330	330	113,428	113,758
Commercial and industrial	—	—	334	334	20,404	20,738
Consumer	—	—	—	—	26	26
Total loans	$4,507	$—	$1,249	$5,756	$719,263	$725,019

	September 30, 2019
	30-59 Days Past Due	60-89 Days Past Due	Greater than 89 Days Past Due	Total Past Due	Current	Total Loans

	(in thousands)
Real Estate:
Residential	$846	$—	$—	$846	$463,733	$464,579
Multi-family	—	—	89	89	139,596	139,685
Commercial	—	—	371	371	107,932	108,303
Commercial and industrial	—	—	634	634	6,736	7,370
Consumer	—	—	—	—	505	505
Total loans	$846	$—	$1,094	$1,940	$718,502	$720,442

The following table presents the recorded investment in non-accrual loans by class of loans as of September 30, 2020:

	Non-accrual		89+ Days Past Due and Still Accruing
	2020	2019	2020	2019

	(in thousands)
Real estate:
Residential	$538	$—	$—	$—
Multi-family	47	89	—
Commercial	34	890	296	629
Commercial and industrial	334	634	—
Consumer	—		—
Total loans	$953	$1,613	$296	$629

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

The following table presents information related to impaired loans by portfolio segment as of and for the years ended September 30, 2020 and 2019:

	September 30, 2020
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Interest Income Recognized	Average Recorded Investment

	(in thousands)
With no related allowance recorded
Real Estate:
Residential	$2,221	$2,221	$—	$87	$2,237
Commercial	629	629	—	44	651
Multi-family	47	47	—	16	66
Commercial and industrial	634	334	—	—	634
Consumer	—	—	—	—	—
Total	$3,531	$3,231	$—	$147	$3,588

	September 30, 2019
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Interest Income Recognized	Average Recorded Investment

	(in thousands)
With no related allowance recorded
Real Estate:
Residential	$1,716	$1,716	$—	$91	$1,695
Commercial	1,715	1,519	—	142	1,804
Multi-family	89	89	—	22	110
Commercial and industrial	634	634	—	19	637
Consumer	—	—	—	—	—
Total	$4,154	$3,958	$—	$274	$4,246

Accrual basis income recognized on impaired loans approximates cash basis income. The recorded investment in loans excludes accrued interest receivable due to immateriality. For purposes of this disclosure, the unpaid principal balance is not reduced for partial charge-offs.

Troubled Debt Restructurings

A restructuring constitutes a troubled debt restructuring when the restructuring includes a concession by the Bank and the borrower is experiencing financial difficulty. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed to determine if that borrower is currently in payment default under any of its obligations or whether there is a probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification.

The Company has not allocated any specific reserves for these loans at September 30, 2020 and 2019. The Company had no commitment to lend additional funds to these debtors at September 30, 2020 and 2019.

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

There are no troubled debt restructurings for which there was a payment default during 2020 and 2019 for loans that were modified during the twelve-month period prior to default. A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms.

During the years ended September 30, 2020 and 2019, the Company did not record any new troubled debt restructurings.

4.   Allowance for Loan Losses

The following tables represent the activity in the allowance for loan losses by portfolio segment for the years ended September 30, 2020 and 2019:

	Year Ended September 30, 2020
	Residential Real Estate Loans	Multi- Family Loans	Commercial Real Estate Loans	Commercial and Industrial Loans	Consumer Loans	Total

	(in thousands)
Allowance for loan losses:
Beginning Balance	$4,647	$1,215	$1,193	$75	$13	$7,143
Provision for loan losses	456	291	252	263	(12)	1,250
Loans charged-off	—	—	(224)	(300)	—	(524)
Recoveries	—	—	—	—	—	—
Ending Balance	$5,103	$1,506	$1,221	$38	$1	$7,869

	Year Ended September 30, 2019
	Residential Real Estate Loans	Multi- Family Loans	Commercial Real Estate Loans	Commercial and Industrial Loans	Consumer Loans	Total

	(in thousands)
Allowance for loan losses:
Beginning Balance	$4,363	$1,478	$500	$152	$—	$6,493
Provision for loan losses	284	(263)	693	(77)	13	650
Loans charged-off	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—
Ending Balance	$4,647	$1,215	$1,193	$75	$13	$7,143

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

The following table represents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment based on impairment evaluation method:

	September 30, 2020(1)
	Residential Real Estate Loans	Multi- Family Loans	Commercial Real Estate Loans	Commercial and Industrial Loans	Consumer Loans	Total Loans

	(in thousands)
Allowance for loan losses:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	5,103	1,506	1,221	38	1	7,869
Total allowance balance	$5,103	$1,506	$1,221	$38	$1	$7,869
Loans:
Individually evaluated for impairment	$2,221	$47	$629	$334	$—	$3,231
Collectively evaluated for impairment	451,539	136,690	113,129	20,404	26	721,788
Total Loans	$453,760	$136,737	$113,758	$20,738	$26	$725,019

(1)	Includes loans acquired from CFSB

	September 30, 2019(1)
	Residential Real Estate Loans	Multi- Family Loans	Commercial Real Estate Loans	Commercial and Industrial Loans	Consumer Loans	Total Loans

	(in thousands)
Allowance for loan losses:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	4,647	1,215	1,193	75	13	7,143
Total allowance balance	$4,647	$1,215	$1,193	$75	$13	$7,143
Loans:
Individually evaluated for impairment	$1,716	$89	$1,519	$634	$—	$3,958
Collectively evaluated for impairment	463,863	139,596	106,784	6,736	505	716,484
Total Loans	$464,579	$139,685	$108,303	$7,370	$505	$720,442

(1)	Includes loans acquired from CFSB

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

5.   Bank Premises and Equipment

The following table details the components of premises and equipment:

	September 30,
	2020	2019

	(In thousands)
Land	$1,600	$1,600
Buildings and improvements	9,434	9,292
Leasehold improvements	2,001	1,874
Furniture, fixtures and equipment	5,454	4,866
Construction in progress	329	284
	18,818	17,916
Accumulated depreciation and amortization	(4,662)	(3,510)
Total	$14,156	$14,406

Depreciation and amortization was $1.3 million and $0.7 million for the years ended September 30, 2020 and 2019, respectively.

6.   Deposits

The following table details the components of deposits:

	September 30,
	2020	2019

	(in thousands)
Demand, non-interest bearing	$82,350	$69,606
NOW	34,086	53,564
Money market	110,353	102,054
Savings	43,218	39,548
Time, $250,000 and over	78,628	90,465
Time, under $250,000	316,125	295,049
Total	$664,760	$650,286

The following table sets forth the remaining maturities of the Bank’s time deposits at September 30, 2020:

Total
(in thousands)
2021	$339,826
2022	35,718
2023	9,340
2024	9,337
2025	532
Total	$394,753

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

7.   Borrowings

The following table sets forth the contractual maturities and weighted average interest rates of FHLB advances at September 30, (in thousands):

	2020
Contractual Maturity	Amount	Weighted Average Rate
2021	$34,758	1.67%
2022	4,000	2.02
2023	4,300	1.15
2024	18,860	0.98
Thereafter	7,080	0.58
Total	$68,998	1.36%

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances were collateralized by $143.7 million and $151.7 million of residential and commercial mortgage loans under a blanket lien arrangement at September 30, 2020 and 2019, respectively. Based on this collateral and the Company’s holdings of FHLB stock, the Company was eligible to borrow up to an additional total of $58.5 million at September 30, 2020.

The Company had $16.2 million in borrowings from the Federal Reserve’s Paycheck Protection Liquidity Facility (“PPPLF”) as of September 30, 2020. The borrowings have a rate of 0.35% and the maturity date will equal the maturity date of the underlying PPP loan pledged to secure the extension of credit. The maturity date of a PPP loan is either two or five years from origination date. The Company utilized the PPPLF to partially fund PPP loan production. The borrowings are fully secured by PPP loans as of September 30, 2020.

Bank Holding Company Loan

On December 29, 2017, the Company obtained a $15.0 million loan from another bank. The rate on the loan is fixed at 5.85% for a term of 9 years. The loan is interest only for the first 4 years and then principal and interest for the remaining term using a 10-year amortization schedule with a balloon payment at maturity. The loan is secured by the Bank’s stock. As of September 30, 2020 and 2019, debt issuance costs totaled $16,000 and $19,000, respectively, which are netted against the loan balance on the consolidated statement of financial condition.

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

8.   Income Taxes

The following table details the components of income tax expense (benefit):

	Year Ended September 30,
	2020	2019
	(in thousands)
Current:
Federal	$1,303	$1,934
State	116	134
	1,419	2,068
Deferred:
Federal	91	146
State	(1,200)	30
	(1,109)	176
Change in valuation allowance	930	325
Total income tax expense	$1,244	$2,569

The following table is a reconciliation of the expected federal income tax expense at the statutory tax rate to the actual provision:

	Year Ended September 30,
	2020		2019
	Amount	Percentage of Pre-tax Earnings	Amount	Percentage of Pre-tax Earnings
	(in thousands)
Federal income tax expense computed by applying the statutory rate to income before income taxes	$1,305	21.0%	$2,237	21.0%
State taxes, net of federal benefit	(646)	(10.4)	115	1.1
Corporate tax rate change	—	—	(51)	(0.1)
Non-deductible transaction costs	43	0.7	—	—
Other	(392)	(6.3)	(57)	(1.0)
Valuation allowance	930	15.0	325	3.1
Income tax expense	$1,240	20.0%	$2,569	24.1%

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

The following table summarizes the composition of deferred tax assets and liabilities:

	September 30,
	2020	2019
Deferred tax assets:
Allowance for loan losses	$2,468	$2,245
Organizational costs	46	61
Start-up and other costs	115	150
Net operating loss carryforwards	1,887	1,019
Accrued SERP	1,462	—
Other assets	1,134	2,478
Total deferred tax assets	7,112	5,953
Deferred tax liabilities:
Depreciation	(734)	(676)
Deferred loan fees/costs	(651)	(263)
Purchase accounting fair value adjustments	(670)	(954)
Tax bad debt reserve	(124)	(93)
Mortgage servicing rights	(49)	(83)
Unrealized gain on securities available for sale	(41)	(6)
Total deferred tax liabilities	(2,269)	(2,075)
Total	4,843	3,878
Valuation allowance	(2,765)	(1,780)
Net deferred tax asset	$2,078	$2,098

The Company has net operating loss carryforwards available for federal income tax purposes of approximately $538,000 that will carryforward indefinitely. The Company also has net operating loss carryforwards available for state income tax purposes of approximately $21.3 million. For state purposes, $9.2 million expires in 2025 and the remaining $12.1 million will begin to expire in 2026. The Company has net operating loss carryforwards available for city income tax purposes of approximately $7.6 million that will begin to expire in 2027.

The Company has recorded a federal deferred tax asset that, based upon an analysis of the evidence, it expects such federal deferred tax asset to be recoverable. The federal deferred tax asset is included in other assets on the balance sheet. In March of 2014, New York State added legislation that benefited small community banks with less than $8 billion in average assets. Specifically, this legislation provides for a state and city subtraction modification for which the Company qualifies. This subtraction modification causes the Company to consistently generate net operating losses for New York State and New York City purposes and they will continue to do so for the foreseeable future. Accordingly, the Company has recorded a valuation allowance against the state and city portions of the deferred tax asset.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of the state and city of New York. The Company is no longer subject to examination by taxing authorities for years before 2016. There are no unrecorded tax benefits and the Company does not expect the total amount of unrecognized income tax benefits to significantly increase in the next twelve months.

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

9.   Stock Based Compensation

The Hanover Bancorp, Inc. 2018 Equity Compensation Plan (“the 2018 Plan”) provides for the grant of stock-based compensation awards to officers, employees and directors of the Company. The 2018 Plan superseded the Company’s 2016 and 2013 Stock Option Plans and its 2015 Restricted Stock Plan. Unallocated shares remaining in those plans were retired. Of the total 346,000 shares of common stock approved for issuance under the 2018 Plan, 148,483 shares have been awarded and 222,741 shares remain available for issuance at September 30, 2020 in the form of restricted stock awards (“RSAs”). Shares available for issuance include 25,224 shares that were previously awarded but forfeited under the 2018 Plan.

Stock Option Awards

Option awards are generally granted with an exercise price equal to the market price of the Company’s common stock at the date of grant; option awards have vesting periods of three years and have ten-year contractual terms. All stock option grants fully vest upon a change in control.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model. Expected volatilities are based on historical volatilities of the Company’s common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior. Employee and management options are tracked separately. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. No new grants of stock options were awarded during the years ended September 30, 2020 and 2019.

The following table summarizes stock option activity (dollars in thousands, except exercise price):

	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term
Outstanding, October 1, 2018	226,173	$10.96
Granted	—	—
Exercised	(6,000)	10.00
Forfeited	—	—
Outstanding, September 30, 2019	220,173	$10.98	$1,754	5.48
Granted	—	—
Exercised	(10,735)	10.00
Forfeited	(53,932)	10.11
Outstanding, September 30, 2020	155,506	$11.35	$1,623	4.66
Exercisable at end of year	155,506	$11.35	$1,623	4.66

Information related to the stock option plan during each year follows (dollars in thousands):

	2020	2019
Intrinsic value of options exercised	$127	$69
Cash received from option exercises	107	60
Weighted average fair value of options granted	—	-

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

Compensation expense attributable to stock options was $15,700 and $29,800 for the years ended September 30, 2020 and 2019, respectively. As of September 30, 2020, there was no unrealized compensation cost related to non-vested stock options granted under the Plan because all options are fully vested.

Restricted Stock

During the year ended September 30, 2020, restricted stock awards of 25,341 shares were granted and have a three-year vesting period. Compensation expense is recognized over the vesting period of the awards based on the fair value of the stock at issue date. Since there is no active market for the exchange of the Company’s stock, the fair value of the restricted stock awards was estimated on the date of grant based on the prices of the Company’s common stock issued in the Company’s most recent stock offering.

The following table summarizes the unvested restricted stock activity for the year ended September 30, 2020:

	Shares	Weighted Average Grant Date Fair Value
Unvested, October 1, 2019	136,323	$18.67
Granted	25,341	$21.79
Vested	(38,325)	$18.55
Forfeited	(28,287)	$18.66
Unvested, September 30, 2020	95,052	$19.56

Compensation expense attributable to restricted stock was $750,500 and $386,000 for the years ended September 30, 2020 and 2019, respectively. As of September 30, 2020, there was approximately $1.5 million of total unrealized compensation cost related to non-vested shares granted under the 2018 Plan. The cost is expected to be recognized over a weighted-average term of 1.89 years. The total fair value of shares vested during the years ended September 30, 2020 and 2019 was $835,100 and $145,300, respectively.

10.   Related Party Transactions

The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with its executive officers, directors, their immediate families and their affiliated companies (commonly referred to as related parties). Loans to related parties during 2020 were as follows:

2020
(in thousands)
Beginning balance	$2,365
New Loans	460
Repayments	(248)
Ending balance	2,577

Deposits from principal officers, directors and their affiliates at year-end 2020 and 2019 were $4.6 million and $7.6 million, respectively.

11.   Commitments and Contingent Liabilities

Loan Commitments and Other Related Activities

Some financial instruments such as loan commitments, credit lines, letters of credit, and overdraft protection are issued to meet customer financing needs. These are agreements to provide credit or to

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk of credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The following represents commitments outstanding at September 30:

	2020	2019
	(in thousands)
Standby letters of credit	$159	$159
Loan commitments outstanding	17,405	5,948
Unused lines of credit	11,218	13,845
Total	$28,782	$19,952

Of the $17.4 million of loan commitments outstanding at September 30, 2020, $0.4 million are fixed rate commitments and $17.0 million are variable rate commitments. Of the $5.9 million of loan commitments outstanding at September 30, 2019, $1.9 million are fixed rate commitments and $4.0 million are variable rate commitments. All unused lines of credit at September 30, 2020 and 2019 are variable rate commitments.

Commitments to make loans are generally for period of 60 days or less. The fixed rate loan commitments have interest rates ranging from 5.1% to 6.5% and maturities of 30 years.

Leases

The Company is obligated to make minimum annual rental payments under non-cancelable operating leases. Projected minimum rentals under the existing leases are as follows:

Total
(in thousands)
2021	$1,544
2022	1,591
2023	1,632
2024	1,670
2025	1,684
Thereafter	6,166
Total	$14,287

The leases contain renewal options and rent escalation clauses. In addition, the leases provide for additional payments based upon real estate taxes, interest and other charges. Rent expense under operating leases for the years ended September 30, 2020 and 2019 approximated $1.6 million and $0.7 million, respectively.

12.   Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet minimum capital requirements can initiate regulatory action. The net

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes as of September 30, 2020, the Bank meets all capital adequacy requirements to which it is subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2020 and 2019, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

The following table sets forth the Bank’s actual capital amounts and ratios under current regulations (dollars in thousands):

	September 30, 2020
	Actual Capital		Minimum Capital Adequacy Requirement		Minimum Capital Adequacy Requirement with Capital Conservation Buffer		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital to risk-weighted assets	$95,079	20.57%	$36,970	8.00%	$48,523	10.50%	$46,212	10.00%
Tier 1 capital to risk-weighted assets	89,275	19.32	27,727	6.00	39,281	8.50	36,970	8.00
Common equity tier 1 capital to risk-weighted assets	89,275	19.32	20,796	4.50	32,349	7.00	30,038	6.50
Tier 1 capital to average total assets	89,275	11.22	31,820	4.00	N/A	N/A	39,775	5.00

	September 30, 2019
	Actual Capital		Minimum Capital Adequacy Requirement		Minimum Capital Adequacy Requirement with Capital Conservation Buffer		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital to risk-weighted assets	$89,295	19.07%	$37,465	8.00%	$49,173	10.50%	$46,832	10.00%
Tier 1 capital to risk-weighted assets	83,424	17.81	28,099	6.00	39,807	8.50	37,465	8.00
Common equity tier 1 capital to risk-weighted assets	83,424	17.81	21,074	4.50	32,782	7.00	30,441	6.50
Tier 1 capital to average total assets	83,424	10.47	31,882	4.00	N/A	N/A	39,853	5.00

Dividend Restrictions — The Company’s principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. As of September 30, 2020, $16.5 million of retained earnings is available to pay dividends.

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

13.   Fair Value

FASB ASC No. 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820-10 also establishes a fair value hierarchy and describes three levels of inputs that may be used to measure fair values:

•	Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

•	Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 — Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Assets Measured at Fair Value on a Recurring Basis

The following table summarizes assets measured at fair value on a recurring basis:

	September 30, 2020
		Fair Value Measurements Using:
	Carrying Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available for sale securities:
U.S. GSE residential mortgage-backed securities	$962	$—	$962	$—
Corporate bonds	5,073		5,073
Mortgage servicing rights	155	—	—	155
Total	$6,190	$—	$6,035	$155

	September 30, 2019
		Fair Value Measurements Using:
	Carrying Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available for sale securities:
U.S. GSE residential mortgage-backed securities	$911	$—	$911	$—
Mortgage servicing rights	266	—	—	266
Total	$1,177	$—	$911	$266

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

The following table presents the changes in mortgage servicing rights which are reported on the balance sheet at their fair value on a recurring basis and considered Level 3 for the years ended September 30, 2020 and 2019:

	2020	2019
	(in thousands)
Balance, October 1	$266	$344
Additions	—	60
Adjustment to fair value	(111)	(138)
Balance, September 30	$155	$266

Mortgage Servicing Rights:   The fair values for mortgage servicing rights are obtained from a nationally recognized third-party pricing service. The estimated fair values are derived primarily from cash flow models, which include assumptions for interest rates, credit losses, and prepayment speeds. The significant inputs utilized in the cash flow models are based on market data obtained from sources independent of the Company, some of which are unobservable inputs and are therefore classified as Level 3 within the fair value hierarchy. Fair value at September 30, 2020 was determined based on discounted expected future cash flows using discount rates ranging from 12.0% to 14.5%, prepayment speeds ranging from 23.84% to 23.95% and a weighted average life ranging from 2.5 to 3.3 years. Fair value at September 30, 2019 was determined based on discounted expected future cash flows using discount rates ranging from 12.5% to 15.0%, prepayment speeds ranging from 23.17% to 23.67% and a weighted average life ranging from 2.8 to 3.4 years.

Assets Measured at Fair Value on a Non-recurring Basis

There were no assets or liabilities measured at fair value on a non-recurring basis as of September 30, 2020 and 2019 and for the years then ended.

Disclosures about Fair Value of Financial Instruments

GAAP requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. The following methods and assumptions were used to estimate the fair value of other financial assets and financial liabilities not already discussed above:

a)	Cash and Cash Equivalents

Cash and cash equivalents, which includes cash and due from banks, interest-bearing deposits at other banks and federal funds sold are short-term in nature with original maturities of three months or less; the carrying amount approximates fair value.

b)	Securities Available for Sale and Held to Maturity

The fair value for the securities available for sale (carried at fair value) and held to maturity (carried at amortized cost) were obtained from an independent broker based upon market prices quoted on nationally recognized securities exchanges (Level 1) or matrix pricing (Level 2), which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities.

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

c)	Restricted Securities

It is not practical to determine the fair value of FHLB stock due to restrictions placed on its transferability.

d)	Loans Held for Sale

Loans held for sale are carried at the lower of cost or fair value, which is evaluated on a pool-level basis. The fair value of loans held for sale is determined using quoted prices for similar assets, adjusted for specific attributes of that loan or other observable market data, such as outstanding commitments from third party investors (Level 2).

e)	Impaired Loans

For impaired loans, the Company evaluates the fair value of the loan in accordance with current accounting guidance resulting in a Level 3 classification. For loans that are collateral dependent, the fair value of the collateral is used to determine the fair value of the loan. The fair value of the collateral is determined based on recent appraised values. Appraisals for collateral-dependent impaired loans are performed by certified general appraisers whose qualifications and licenses have been reviewed and verified by the Company. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Adjustments may relate to location, square footage, condition, amenities, market rate of leases and timing of comparable sales. All appraisals undergo a second review process to insure that the methodology employed and the values derived are reasonable. The fair value of the loan is compared to the carrying value to determine if any write-down or specific reserve is required. Impaired loans are evaluated quarterly for additional impairment and adjusted accordingly. Adjustments to fair value are made only when the analysis indicates a probable decline in collateral values. Adjustments made in the appraisal process are not deemed material to the overall consolidated financial statements given the level of impaired loans measured at fair value on a nonrecurring basis.

f)	Deposits

The fair value of time deposits is based on the market average at the term nearest the weighted average remaining maturity resulting in a Level 2 classification. Stated value is fair value for all other deposits resulting in a Level 1 classification.

g)	Borrowings

The fair values of borrowings are based on discounted contractual cash flows using the weighted average remaining maturity of the portfolio discounted by the rates obtained from FHLB rate sheets.

h)	Accrued Interest Receivable and Payable

The fair value for accrued interest receivable and payable approximates their carrying value.

i)	Commitments to Extend Credit and Letters of Credit

The fair value of commitments to extend credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of off-balance-sheet commitments is immaterial as of September 30, 2020 and 2019.

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

The following table presents the carrying amount and the fair value of the Company’s financial instruments which are carried at cost and not measured or recorded at fair value on a recurring basis at September 30, 2020 and 2019:

	September 30, 2020
		Fair Value Measurements Using:
	Carrying Amount	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	(In thousands)
Financial assets:
Cash and cash equivalents	$80,209	$80,209	$—	$—	$80,209
Securities held-to-maturity	10,727	—	11,131	—	11,131
Securities available-for-sale	6,035	—	6,035	—	6,035
Loans, net	717,150	—	—	746,969	746,969
Accrued interest receivable	6,766	—	218	6,548	6,766
Financial Liabilities:
Time deposits	394,753	—	397,842	—	397,842
Demand and other deposits	270,007	270,007	—	—	270,007
Borrowings	85,154	—	87,052	—	87,052
Note payable	14,984	—	—	15,329	15,329
Accrued interest payable	374	1	339	34	374

	September 30, 2019
		Fair Value Measurements Using:
	Carrying Amount	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	(In thousands)
Financial assets:
Cash and cash equivalents	$87,831	$87,831	$—	$—	$87,831
Securities held-to-maturity	12,030	—	12,191	—	12,191
Securities available-for-sale	911	—	911	—	911
Loans, net	713,299	—	—	736,737	736,737
Accrued interest receivable	3,265	—	160	3,105	3,265
Financial Liabilities:
Time deposits	385,514	—	387,337	—	387,337
Demand and other deposits	264,772	264,772	—	—	264,772
Borrowings	100,745	—	100,756	—	100,756
Note payable	14,981	—	—	14,478	14,478
Accrued interest payable	531	2	524	5	531

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

14.   Parent Company Only Condensed Financial Information

Condensed financial information of Hanover Bancorp, Inc. (Parent Company only) follows:

Condensed Balance Sheets

	September 30,
	2020	2019
	(in thousands)
ASSETS
Cash and deposits due from banks	$514	$1,168
Investment in bank	91,792	85,214
Other assets	755	567
Total Assets	$93,061	$86,949
LIABILITIES AND STOCKHOLDERS’ EQUITY
Note payable	$14,984	$14,981
Accrued interest payable	34	5
Accrued expenses and other liabilities	—	13
Total Liabilities	15,018	14,999
Total Stockholders’ Equity	78,043	71,950
Total Liabilities and Stockholders’ Equity	$93,061	$86,949

Condensed Statements of Income

	For the Year Ended September 30,
	2020	2019

	(in thousands)
Interest income	$3	$7
Interest expense	895	892
Loss before income taxes and equity in undistributed earnings of the bank	(892)	(885)
Income tax benefit	187	186
Equity in undistributed earnings of the Bank	5,679	8,784
Net Income	$4,974	$8,085

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

Condensed Statements of Cash Flows

	Year Ended September 30,
	2020	2019

	(in thousands)
Cash flows from operating activities:
Net income	$4,974	$8,085
Adjustments to reconcile net income to net cash used in operating activities
Equity in undistributed earnings of the Bank	(5,679)	(8,784)
Amortization of debt issuance costs	3	4
Increase in other assets	(187)	(186)
Increase in accrued interest payable	29	—
(Decrease) increase in other liabilities	(13)	13
Net cash used in operating activities	(873)	(868)
Cash flows from investing activities:
Investment in the Bank	—	(4,318)
Net cash used in investing activities	—	(4,318)
Cash flows from financing activities:
Net proceeds from exercise of stock options	107	60
Net proceeds from issuance of common stock	112	5,046
Net cash provided by financing activities	219	5,106
Net decrease in cash and cash equivalents	(654)	(80)
Cash and cash equivalents at beginning of period	1,168	1,248
Cash and cash equivalents at end of period	$514	$1,168
Supplemental noncash disclosures
Shares issued in the acquisition of CFSB	$—	$4,080

15.   Earnings Per Share

The factors used in the earnings per share computation follow:

	Year Ended September 30,
	2020	2019
(In thousands, except share data)
Basic
Net income	$4,974	$8,085
Weighted average common shares outstanding	4,162,280	3,857,696
Basic earnings per common share	$1.20	$2.10
Diluted
Net income	$4,974	$8,085
Weighted average common shares outstanding for basic earnings per common share	4,162,280	3,857,696
Add: Dilutive effects of assumed exercise of stock options	64,687	79,670
Average shares and dilutive potential common shares	4,226,967	3,937,366
Diluted earnings per common share	$1.18	$2.06

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

There were no stock options that were antidilutive at September 30, 2020 and 2019.

16.   Business Combinations

On August 9, 2019, the Company acquired CFSB at a purchase price of $13.6 million, issued 187,242 Hanover Bancorp common shares in exchange for all the issued and outstanding common stock of CFSB and recorded initial goodwill of $1.5 million. During the measurement period, adjustments to the net deferred tax asset and other liabilities and accrued expenses were made which resulted in a net goodwill adjustment of $0.4 million. Total goodwill of $1.9 million, which is not deductible for tax purposes, was recorded for the transaction. The transaction expanded the Company’s geographic footprint into Manhattan and Brooklyn and enhanced our asset generation capabilities.

The acquisition was accounted for under the acquisition method of accounting in accordance with FASB ASC 805, “Business Combinations.” Accordingly, the assets acquired and liabilities assumed were recorded at their respective acquisition date fair values and identifiable intangible assets were recorded at fair value. The operating results of the Company for the years ended September 30, 2020 and 2019 included the operating results of CFSB since the acquisition date of August 9, 2019.

The following summarizes the finalized fair value of the assets acquired and liabilities assumed:

(In thousands)	As Initially Reported	Measurement Period Adjustments(1)	As Adjusted
Cash and due from banks	$23,853	$—	$23,853
Loans	94,520	—	94,520
Prepaid pension	4,416	—	4,416
Premises and equipment	56	—	56
Other assets	4,452	(324)	4,128
Total assets acquired	$127,297	$(324)	$126,973
Deposits	$109,905	$—	$109,905
Other liabilities and accrued expenses	5,274	95	5,369
Total liabilities assumed	$115,179	$95	$115,274
Net assets acquired	12,118	(419)	11,699
Consideration paid	13,600	—	13,600
Goodwill recorded on acquisition	$1,482	$419	$1,901

(1) Explanation of measurement period adjustments:

Other assets — represents adjustments to the net deferred tax asset.

Other liabilities and accrued expenses — represents adjustments to record certain liabilities directly related to the CFSB acquisition.

17.   Subsequent Events

On October 7, 2020, the Company entered into Subordinated Note Purchase Agreements with certain qualified institutional buyers and institutional accredited investors pursuant to which the Company issued and sold $25.0 million in aggregate principal amount of its 5.00% Fixed-to-Floating Rate Subordinated Notes due 2030 (the “Notes”). The Notes were offered and sold by the Company to eligible purchasers in a private offering. The Company intends to use the proceeds from the offering for acquisition financing, to refinance an existing holding company note, general corporate purposes and regulatory capital.

HANOVER BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019

The Notes mature on October 15, 2030 and bear interest at a fixed annual rate of 5.00%, payable semi-annually in arrears, to but excluding October 15, 2025. From and including October 15, 2025 to but excluding the maturity date or early redemption date, the interest rate will reset quarterly to an interest rate per annum initially equal to the then-current three-month Secured Overnight Financing Rate provided by the Federal Reserve Bank of New York plus 487.4 basis points, payable quarterly in arrears. The Company is entitled to redeem the Notes, in whole or in part, at any time on or after October 15, 2025, and to redeem the Notes at any time in whole upon certain other events. Any redemption of the Notes will be subject to prior regulatory approval to the extent required.

SAVOY BANK
New York, New York

FINANCIAL STATEMENTS
December 31, 2020 and 2019

INDEPENDENT AUDITOR’S REPORT

Board of Directors
Savoy Bank
New York, New York

Report on the Financial Statements

We have audited the accompanying financial statements of Savoy Bank, which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Savoy Bank as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Crowe LLP

New York, New York
March 19, 2021

SAVOY BANK

BALANCE SHEETS
December 31, 2020 and 2019

	2020	2019
ASSETS
Cash and cash equivalents
Cash and due from banks	$1,754,037	$1,424,238
Federal funds sold	88,652,000	39,853,000
Total cash and cash equivalents	90,406,037	41,277,238
Time deposits in other financial institutions	1,849,055	1,600,054
Securities available for sale	1,337,566	2,778,079
Loans, net of allowance of $8,354,694 and $5,261,783	493,242,667	326,989,448
Accrued interest receivable	4,278,269	1,571,188
Loan servicing rights	3,178,189	2,724,436
Restricted stock, at cost	767,800	969,600
Premises and equipment, net	472,721	580,619
Deferred tax asset, net	3,129,326	2,253,610
Other real estate owned	1,500,257	1,737,257
Other assets	417,799	186,585
Total assets	$600,579,686	$382,668,114
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits
Non-interest bearing	$47,358,387	$39,380,646
Interest bearing	312,094,312	286,474,174
Total deposits	359,452,699	325,854,820
Borrowings	190,021,351	12,500,000
Accrued interest payable	1,030,248	1,048,857
Other liabilities	4,045,812	2,307,596
Total liabilities	554,550,110	341,711,273
Shareholders’ equity
Common stock, $1.00 par value, 10,389,070 shares authorized; 9,628,626 and 9,609,646 shares issued and outstanding	9,628,626	9,609,646
Additional paid-in capital	21,839,624	21,830,134
Retained earnings	14,552,017	9,505,660
Accumulated other comprehensive income	9,309	11,401
Total shareholders’ equity	46,029,576	40,956,841
Total liabilities and shareholders’ equity	$600,579,686	$382,668,114

See accompanying notes to financial statements.

SAVOY BANK

STATEMENTS OF OPERATIONS
Years Ended December 31, 2020 and 2019

	2020	2019
Interest income
Loans, including fees	$25,179,915	$22,447,692
Securities	36,171	82,577
Federal funds sold and other	241,322	999,977
Total interest income	25,457,408	23,530,246
Interest expense
Deposits	5,496,358	6,447,625
Borrowings	717,139	333,252
Total interest expense	6,213,497	6,780,877
Net interest income	19,243,911	16,749,369
Provision for loan losses	3,275,000	2,840,000
Net interest income after provision for loan losses	15,968,911	13,909,369
Non-interest income
Service charges and fees on deposit accounts	102,316	182,684
Net gain on sale of the guaranteed portion of Small Business Administration (“SBA”) loans	2,697,207	3,552,245
Loan servicing fees	728,139	424,326
Gain on sale of real estate owned	111,866	—
Grants from U.S. Treasury Department	—	210,162
Other income	122,062	5,404
Total non-interest income	3,761,590	4,374,821
Non-interest expenses
Salaries and benefits	7,128,731	6,957,969
Occupancy	924,812	897,982
Professional services	1,411,551	998,342
Data processing	616,564	502,392
Marketing	157,262	279,352
Federal Deposit Insurance Corporation (“FDIC”) insurance	100,941	55,814
Other expense	1,587,850	1,583,999
Total non-interest expenses	11,927,711	11,275,850
Income before income taxes	7,802,790	7,008,340
Income tax expense	2,275,003	1,672,621
Net income	$5,527,787	$5,335,719

See accompanying notes to financial statements.

SAVOY BANK

STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31, 2020 and 2019

	2020	2019
Net income	$5,527,787	$5,335,719
Other comprehensive income (loss)
Unrealized gain (loss) on securities
Unrealized holding gain (loss) arising during the period	(2,649)	118,788
Tax effect	(557)	24,985
Total other comprehensive income (loss)	(2,092)	93,803
Comprehensive income	$5,525,695	$5,429,522

See accompanying notes to financial statements.

SAVOY BANK

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years Ended December 31, 2020 and 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances, January 1, 2019	$9,556,196	$21,803,409	$4,169,941	$(82,402)	$35,447,144
Exercise of 53,450 stock options	53,450	26,725	—	—	80,175
Net income	—	—	5,335,719	—	5,335,719
Other comprehensive income	—	—	—	93,803	93,803
Balances, December 31, 2019	9,609,646	21,830,134	9,505,660	11,401	40,956,841
Exercise of 18,980 stock options	18,980	9,490	—	—	28,470
Net income	—	—	5,527,787	—	5,527,787
Dividends declared, $0.05 per share	—	—	(481,430)	—	(481,430)
Other comprehensive loss	—	—	—	(2,092)	(2,092)
Balances, December 31, 2020	$9,628,626	$21,839,624	$14,552,017	$9,309	$46,029,576

See accompanying notes to financial statements.

SAVOY BANK

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities
Net income	$5,527,787	$5,335,719
Adjustments to reconcile net income to net cash
provided by operating activities Provision for loan losses	3,275,000	2,840,000
Gain on sale of real estate owned	(111,866)	—
Depreciation and amortization	235,812	201,527
Net (accretion) amortization of securities	(1,056)	(7,046)
Loan servicing rights	333,995	456,657
Deferred income taxes	(875,160)	24,007
Net gain on sale of the guaranteed portion of SBA loans	(2,697,207)	(3,552,245)
Changes in operating assets and liabilities
Accrued interest receivable	(2,707,081)	(23,675)
Other assets	(231,213)	93,493
Accrued interest payable	(18,609)	209,606
Other liabilities	1,738,216	260,500
Net cash provided by operating activities	4,468,618	5,838,543
Cash flows from investing activities
Net change in time deposits in other financial institutions	(249,001)	—
Purchases of securities available for sale	(5,597,712)	—
Proceeds from calls, maturities and principal payments of securities available for sale	7,036,632	749,725
Net increase in loans	(204,187,195)	(81,524,117)
Proceeds from sale of the guaranteed portion of SBA loans	36,568,435	58,663,734
Sale of real estate owned	348,866	—
Sale (purchase) of restricted stock	201,800	(179,400)
Purchase of bank premises and equipment, net	(127,914)	(471,053)
Net cash used in investing activities	(166,006,089)	(22,761,111)
Cash flows from financing activities
Net change in deposits	33,597,879	24,708,117
Proceeds from FHLB advances	—	2,500,000
Repayment of FHLB advances	(5,000,000)	—
Proceeds from Federal Reserve Bank (“FRB”) borrowings	182,521,351	—
Cash dividends paid	(481,430)	—
Proceeds from exercise of stock options	28,470	80,175
Net cash provided by financing activities	210,666,270	27,288,292
Net change in cash and cash equivalents	49,128,799	10,365,724
Cash and cash equivalents at beginning of year	41,277,238	30,911,514
Cash and cash equivalents at end of year	$90,406,037	$41,277,238
Supplemental cash flow information
Interest paid	$6,232,106	$6,571,271
Income taxes paid	2,661,904	1,629,421

See accompanying notes to financial statements.

SAVOY BANK

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:   Savoy Bank (the “Bank”) is a state chartered commercial bank that commenced operations on January 15, 2008. The Bank is insured by the FDIC and maintains its principal office in New York City.

The accounting and financial reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The policies that materially affect the determination of financial position, results of operations and cash flow are summarized below.

Use of Estimates:   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:   Cash and cash equivalents include cash, deposits with other financial institutions with original maturities fewer than 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions and time deposits in other financial institutions.

Time Deposits in Other Financial Institutions:   Time deposits in other financial institutions are carried at cost.

Securities:   Debt securities are required to be classified as available for sale, held to maturity, or trading at the date of purchase. The Bank does not have any debt securities classified as held to maturity or trading. Debt securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage- backed securities where prepayments are anticipated.

Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates debt securities for other-than-temporary impairment (“OTTI”) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For debt securities in an unrealized loss position, management considers the extent and duration of the unrealized oss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a debt security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

Loans:   The Bank makes commercial, real estate and consumer loans to customers. A substantial portion of the loan portfolio is represented by loans secured by property in New York City metropolitan area. The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of charge-offs, deferred loan fees and costs and an allowance for loan losses.

SAVOY BANK

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Past due status is based on the contractual terms of the loan. All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. The Bank consistently applies this policy to all classes of loans.

Allowance for Loan Losses:   The allowance for loan losses is a valuation allowance for probable incurred credit losses. The allowance for loan losses is increased by provisions for loan losses charged to income. Losses are charged to the allowance when all or a portion of a loan is deemed to be uncollectible. Subsequent recoveries of loans previously charged off are credited to the allowance for loan losses when realized. The allowance consists of specific and general components.

The specific component relates to loans that are individually classified as impaired. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all principal and interest contractually due. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

The Bank reviews loans for impairment that are individually evaluated for collectability in accordance with the Bank’s normal loan review procedures (principally commercial and commercial real estate loans). If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral-dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Bank determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non-impaired loans and is based on a combination of peer group information and historical loss experience, adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Bank. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. The Bank consistently applies this methodology to all portfolio segments.

SAVOY BANK

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest Rate Risk:   The Bank is principally engaged in the business of attracting deposits from the general public and using those deposits, together with other borrowed funds, to make commercial, real estate and consumer loans, and to invest in overnight and term investment securities. Inherent in such activities is the potential for the Bank to assume interest rate risk that results from differences in the maturities and repricing characteristics of assets and liabilities. For this reason, management regularly monitors the level of interest rate risk and the potential impact on net income.

Transfers of Financial Assets:   Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Bank, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Sales of the Guaranteed Portion of SBA Loans:   Gains or losses recognized upon the sale of the guaranteed portion of SBA loans are determined on a specific identification basis. Gains or losses are determined by allocating the carrying amount between the guaranteed portion sold and the portion of the loan retained by the Bank, based on their relative fair values and taking into account any servicing rights retained. Any discount or premium recorded on the portion of the loan retained by the Bank is accreted or amortized over the remaining life of the loan as an adjustment to yield. The portions of loans retained, net of any discounts or premiums, are included in loans, net of allowance for loan losses, in the accompanying balance sheets.

Loan Servicing Rights:   Servicing assets are recognized when the guaranteed portion of SBA loans are sold with servicing retained, with the income statement effect recorded in gain on sale of the guaranteed portion of SBA loans. Servicing rights are initially recorded at fair value. Fair value is based on market prices for comparable servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income.

The Bank accounts for loan servicing rights under the fair value measurement method, under which the Bank measures servicing rights at fair value at each reporting date and reports changes in fair value of servicing assets in earnings in the period in which the changes occur. Such changes are included with loan servicing fees on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Servicing fee income, which is included on the statements of operations as loan servicing fees, is recorded for fees earned for servicing the guaranteed portion of SBA loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. Late fees and ancillary fees related to loan servicing are not material.

Premises and Equipment:   Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded principally by straight-line and accelerated methods over the estimated useful lives of the Bank premises and equipment. Leasehold improvements are amortized over the lesser of their useful lives or the lease term.

Restricted Stock:   Restricted stock is carried at cost and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Loan Commitments and Related Financial Instruments:   Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

SAVOY BANK

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Based Compensation:   Compensation cost is recognized for stock options issued to employees and directors based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Income Taxes:   Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Bank recognizes interest and/or penalties related to income tax matters in income tax expense.

Other Real Estate Owned:   Real estate acquired through foreclosure or by deed-in-lieu of foreclosure is initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. Thereafter, these assets are accounted for at the lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Comprehensive Income:   Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, net of taxes, which are also recognized as separate components of shareholders’ equity.

Loss Contingencies:   Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash and Due from Banks:   The Bank maintains various deposit accounts with other banks to meet normal funds transaction requirements, to satisfy deposit reserve requirements, and to compensate other banks for certain correspondent services. Management is responsible for assessing the credit risk of its correspondent banks. The withdrawal or usage restrictions of these balances did not have a significant impact on the operations of the Bank as of December 31, 2020 or 2019.

Risks and Uncertainties:   The ongoing COVID-19 pandemic has caused and will continue to cause significant disruption in international and the United States economies and financial markets and has severely restricted the level of economic activity in our markets. The spread of COVID-19 has caused illness, quarantines, cancellation of events and travel, business and school shutdowns, reduction in business activity and financial transactions, supply chain interruptions and overall economic and financial market instability. In response to the COVID-19 pandemic, governments took preventative or protective actions, such as imposing restrictions on travel and business operations, advising or requiring individuals to limit or forgo their time outside of their homes, restricting evictions of tenants, and ordering temporary closures of businesses that were deemed to be non-essential. These restrictions and other consequences of the pandemic have resulted in significant adverse effects for many different types of businesses, including, among others, those in the travel, hospitality and food and beverage industries, and in multi-family real estate, and have resulted in a significant number of layoffs and furloughs of employees nationwide and in the market area in which we operate. In addition, state governments where we operate have taken actions that specifically affect how banks conduct their businesses, such as requiring loan forbearances and limitations on charging ATM and overdraft fees. Although in various locations certain activity restrictions have been relaxed and businesses and schools have reopened with some level of success, in many localities the number of individuals diagnosed with COVID-19 has increased significantly, which may cause a freezing or, in certain cases, a reversal of previously announced relaxation of activity restrictions and may prompt the need for additional aid and other forms of relief.

SAVOY BANK

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The impact of the COVID-19 pandemic is fluid and continues to evolve. The unprecedented and rapid spread of COVID-19 and its associated impacts on trade (including supply chains and export levels), travel, employee productivity, unemployment, consumer spending, and other economic activities has resulted in less economic activity, and significant volatility and disruption in financial markets. In addition, due to the COVID-19 pandemic, market interest rates have declined significantly. These reductions in interest rates and the other effects of the COVID-19 pandemic have had, and are expected to continue to have, possibly materially, an adverse effect on the Bank’s business, financial condition and results of operations. The ultimate extent of the impact of the COVID-19 pandemic on the Bank’s business, financial condition and results of operations is currently uncertain and will depend on various developments and other factors, including, among others, the duration and scope of the pandemic, as well as governmental, regulatory and private sector responses to the pandemic, and the associated impacts on the economy, financial markets and our customers, employees and vendors. In addition, it is reasonably possible that certain significant estimates made in the Bank’s financial statements, in particular the allowance for loan losses, could be materially and adversely impacted in the near term as a result of these conditions.

Subsequent Events:   The Bank has evaluated subsequent events for recognition and disclosure through March 19, 2021, which is the date the financial statements were available to be issued.

Reclassifications:   Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or shareholders’ equity.

NOTE 2 — TIME DEPOSITS IN OTHER FINANCIAL INSTITUTIONS

Time deposits in other financial institutions as of December 31, 2020 mature as follows:

2021	$1,849,055

NOTE 3 — SECURITIES

The following table summarizes the amortized cost and fair value of securities available for sale at December 31, 2020 and 2019, and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2020
U.S. government agency	$350,000	$335	$—	$350,335
Residential mortgage-backed securities	275,742	10,291	(12)	286,021
Corporate bonds	700,000	1,210	—	701,210
	$1,325,742	$11,836	$(12)	$1,337,566

SAVOY BANK

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 3 — SECURITIES (Continued)

2019
U.S. government agency	$1,783,049	$15,934	$(4,154)	$1,794,829
Residential mortgage-backed securities	480,548	8,702	(2,296)	486,954
Corporate bonds	500,000	—	(3,704)	496,296
	$2,763,597	$24,636	$(10,154)	$2,778,079

The amortized cost and fair value of debt securities shown by contractual maturity at year-end 2020 were as follows. Expected maturities may differ from contractual maturities if issuers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.

	Amortized Cost	Fair Value
Less than one year	$—	$—
One to five years	1,050,000	1,051,545
Five to ten years	—	—
Beyond ten years	—	—
Mortgage-backed	275,742	286,021
	$1,325,742	$1,337,566

No securities were sold in 2020 or 2019.

There were no securities pledged at December 31, 2020 or 2019.

The following table summarizes securities with unrealized losses at December 31, 2020 and 2019, aggregated by major security type and length of time in a continuous unrealized loss position:

	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2020
U.S. government agency	$—	$—	$—	$—	$—	$—
Residential mortgage
backed securities	—	—	5,634	(12)	5,634	(12)
Corporate bonds	—	—	—	—	—	—
	$—	$—	$—	$(12)	$—	$(12)
December 31, 2019
U.S. government agency	$—	$—	$995,846	$(4,154)	$995,846	$(4,154)
Residential mortgage
backed securities	—	—	76,474	(2,296)	76,474	(2,296)
Corporate bonds	—	—	496,296	(3,704)	496,296	(3,704)
	$—	$—	$1,568,616	$(10,154)	$1,568,616	$(10,154)

SAVOY BANK

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 3 — SECURITIES (Continued)

Unrealized losses on debt securities have not been recognized into income because the issuers’ bonds are investment grade or higher, management does not intend to sell and it is likely that management will not be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to changes in interest rates and other market conditions. The fair value is expected to recover as the bonds approach maturity.

NOTE 4 — LOANS

Loans at year end were as follows:

	2020	2019
Real estate	$272,087,625	$279,813,216
Commercial	232,192,454	52,076,265
600.ns	504,280,079	331,889,481
Net deferred loan costs (fees)	(2,682,718)	361,750
Allowance for loan losses	(8,354,694)	(5,261,783)
Net loans	$493,242,667	$326,989,448

Commercial loans includes $181,795,800 of SBA Paycheck Protection Program (“PPP”) loans at December 31, 2020. No such loans existed at December 31, 2019. On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted. The CARES Act established the SBA PPP, which is intended to provide economic relief to small businesses nationwide adversely impacted under the COVID-19 Emergency Declaration issued on March 13, 2020. The SBA PPP, which began on April 3, 2020, provides small businesses with funds to cover up to 24 weeks of payroll costs and other expenses, including benefits. It also provides for forgiveness of up to the full principal amount of qualifying loans. As these loans are 100% guaranteed by the SBA, there is no associated allowance for loan losses at December 31, 2020.

These SBA PPP loans resulted in net deferred loan fees of approximately $6.0 million to be recognized through net interest income over the life of the loans, which is between two and five years. During the year ended December 31, 2020, the Bank recognized approximately $2.6 million of associated net deferred loans fees, included in interest income on loans on the accompanying statement of operations. The ultimate timing of the recognition of these fees is dependent upon the forgiveness process established by the SBA. The Bank continues to closely monitor the SBA guidance regarding this process.

In addition to the Paycheck Protection Program and pursuant to Section 1112 of the CARES Act, Congress determined borrowers under the SBA’s Section 7(a) program to be categorically adversely affected by the COVID-19 pandemic and therefore entitled to a subsidy in the form of relief payments. Specifically, the CARES Act provided that the SBA would pay the principal and interest on any existing and current SBA 7(a) loan for a period of six months. The Economic Aid Act that was enacted on December 27, 2020 extended this debt relief program for certain loans past the initial six-month period. These principal and interest payments are made by the SBA directly to the SBA 7(a) lender, and as such, are separate from any loan modifications made at the direction of the Bank. The Bank is a qualified SBA Section 7(a) lender and is participating in the Section 1112 program.

The Bank periodically makes loans to officers and directors, and companies in which they have a beneficial ownership (related parties). Related party loans were $919,814 and $937,319 at December 31, 2020 and 2019.

The following table presents the activity in the allowance for loan losses by portfolio segment for 2020 and 2019:

SAVOY BANK

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 4 — LOANS (Continued)

	Real Estate	Commercial	Total
2020
Balance, beginning of year	$2,968,324	$2,293,459	$5,261,783
Charge-offs	—	(374,303)	(374,303)
Recoveries	—	192,214	192,214
Provision for loan losses	817,376	2,457,624	3,275,000
Balance, end of year	$3,785,700	$4,568,994	$8,354,694
2019
Balance, beginning of year	$2,309,692	$2,413,295	$4,722,987
Charge-offs	—	(2,566,000)	(2,566,000)
Recoveries	—	264,796	264,796
Provision for loan losses	658,632	2,181,368	2,840,000
Balance, end of year	$2,968,324	$2,293,459	$5,261,783

The following table presents the balance of the allowance for loan losses and loans by portfolio segment and based on impairment method as of December 31, 2020 and 2019.

	Real Estate	Commercial	Total
December 31, 2020
Allowance for loan losses
Individually evaluated for impairment	$—	$390,939	$390,939
Collectively evaluated for impairment	3,785,700	4,178,055	7,963,755
Ending balance	$3,785,700	$4,568,994	$8,354,694
Loans
Individually evaluated for impairment	$9,443,415	$3,243,265	$12,686,680
Collectively evaluated for impairment	262,644,210	228,949,189	491,593,399
Ending balance	$272,087,625	$232,192,454	$504,280,079
December 31, 2019
Allowance for loan losses
Individually evaluated for impairment	$—	$767,346	$767,346
Collectively evaluated for impairment	2,968,324	1,526,113	4,494,437
Ending balance	$2,968,324	$2,293,459	$5,261,783
Loans
Individually evaluated for impairment	$355,477	$3,878,439	$4,233,916
Collectively evaluated for impairment	279,457,739	48,197,826	327,655,565
Ending balance	$279,813,216	$52,076,265	$331,889,481

SAVOY BANK

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 4 — LOANS (Continued)

The following table presents information related to impaired loans by class of loans as of December 31, 2020 and 2019:

	Unpaid Principal Balance	Recorded Investment	Allowance Recorded
December 31, 2020
With no related allowance recorded
Real estate
Commercial	$9,603,687	$9,603,687
Multifamily	—	—
Commercial	2,692,054	2,692,054
With an allowance recorded
Real estate
Commercial	$—	$—	$—
Multifamily	—	—	—
Commercial	722,954	390,939	390,939
December 31, 2019
With no related allowance recorded
Real estate
Commercial	$355,477	$355,477
Multifamily	—	—
Commercial	2,256,623	2,256,623
With an allowance recorded
Real estate
Commercial	$—	$—	$—
Multifamily	—	—	—
Commercial	1,621,816	1,621,816	767,346

The recorded investment in loans excludes accrued interest receivable and net deferred loan fees due to immateriality. For purposes of this disclosure, the unpaid principal balance is not reduced for net charge-offs.

The average balance of individually impaired loans during 2020 and 2019 was $5,799,767 and $8,540,066. Interest income recognized during impairment was immaterial in both years.

Troubled debt restructurings as of year-end 2020 and 2019, included in impaired loans above, totaled $1,884,041 and $1,774,331, respectively, and had allocated specific reserves of $390,939 and $37,201, respectively. The Bank has not committed to lend any additional amounts as of year-end 2020 to customers with outstanding loans that are classified as troubled debt restructurings.

The Bank is working with borrowers impacted by COVID-19 and providing modifications to include interest-only deferral or principal and interest deferral. In most cases, these modifications are excluded from troubled debt restructuring classification under Section 4013 of the CARES Act or under applicable interagency guidance of the federal banking regulators. During 2020, the Bank provided such deferrals to 122 loans totaling $146,088,610. At December 31, 2020, loans remaining on deferral and excluded from troubled debt restructuring classification totaled $68,747,451. All such loans remained on accrual and were considered not past due at December 31, 2020.

SAVOY BANK

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 4 — LOANS (Continued)

The following tables present the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans as of December 31, 2020 and 2019:

	December 31, 2020		December 31, 2019
	Nonaccrual	Past Due 90 Days Still on Accrual	Nonaccrual	Past Due 90 Days Still on Accrual
Real estate
Commercial	$4,135,669	$—	$355,477	$—
Multifamily	—	—	—	—
Residential	—	—	—	—
Commercial	2,105,184	—	1,910,671	—
	$6,240,853	$—	$2,266,148	$—

The following table presents the aging of the recorded investment in past due loans as of December 31, 2020 and 2019, by class of loans:

	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Loans Not Past Due
December 31, 2020
Real estate
Commercial	$—	$—	4,135,669	$4,135,689	$186,860,710
Multifamily	—	—	—	—	42,366,824
Residential	—	—	—	—	38,724,422
Commercial	—	—	2,105,184	2,105,184	230,087,270
	$—	$—	6,240,853	$6,240,853	$498,039,226
December 31, 2019
Real estate
Commercial	$474,059	$115,000	$355,477	$944,536	$183,080,338
Multifamily	—	—	—	—	49,282,430
Residential	312,328	1,087,853	—	1,400,181	45,105,731
Commercial	1,593,397	1,055,412	1,910,671	4,559,480	47,516,785
	$2,379,784	$2,258,265	$2,266,148	$6,904,197	$324,985,284

The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Bank analyzes loans individually by classifying the loans as to credit risk. The Bank uses the following definitions for risk ratings:

Special Mention:   Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

SAVOY BANK

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 4 — LOANS (Continued)

Substandard:   Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful:   Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above are considered to be pass rated loans.

Based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	Pass	Special Mention	Substandard	Doubtful
December 31, 2020
Real estate
Commercial	$169,299,626	$12,093,066	$9,603,687	$—
Multifamily	42,366,824	—	—	—
Residential	38,724,422	—	—	—
Commercial	217,075,279	11,515,553	3,601,622	—
	$467,466,151	$23,608,619	$13,205,309	$—
December 31, 2019
Real estate
Commercial	$182,319,337	$1,350,060	$355,477	$—
Multifamily	49,282,430	—	—	—
Residential	46,505,912	—	—	—
Commercial	46,079,403	3,214,727	2,782,135	—
	$324,187,082	$4,564,787	$3,137,612	$—

At December 31, 2020, included in the above table were loans totaling $42,294,409, $19,786,072 and $6,666,970 on COVID-19 related deferral categorized as pass, special mention, and substandard, respectively.

NOTE 5 — LOAN SERVICING

Activity for loan servicing rights follows:

	2020	2019
Loan servicing rights:
Beginning of year	$2,724,436	$1,937,897
Additions	787,818	1,243,196
Change in fair value	(334,065)	(456,657)
End of year	$3,178,189	$2,724,436

The Bank serviced $164,531,340 and $138,911,105 of the guaranteed portion of SBA loans at year-end 2020 and 2019. Fair value at year-end 2020 and 2019 was determined using discount rates ranging from 0.63%

SAVOY BANK

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 5 — LOAN SERVICING (Continued)

to 18.0% and 5.8% to 26.6% and prepayment speeds ranging from 9.1% to 21.2% and 4.7% to 21.0%, depending on the stratification of the specific right.

NOTE 6 — FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1:   Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2:   Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:   Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of securities available for sale are determined by matrix pricing, which is a mathematical technique widely used to in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

The fair values of loan servicing rights are based on market prices for comparable servicing contracts, when available (Level 2 inputs), or alternatively, are based on a valuation model that calculates the present value of estimated future net servicing income (Level 3 inputs).

The fair value of collateral-dependent impaired loans with specific allocations of the allowance for loan losses and other real estate owned is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches, including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Due to the relatively small amount of loan servicing rights, collateral-dependent impaired loans with specific allocations of the allowance for loan losses and other real estate owned, the impact of unobservable inputs on the financial statements is not material.

Assets and liabilities measured at fair value on a recurring and non-recurring basis are summarized below:

	Fair Value Measurements
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2020
Recurring basis
Available for sale securities	$—	$1,337,566	$—
Loan servicing rights	—	—	3,178,189

SAVOY BANK

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 6 — FAIR VALUE (Continued)

	Fair Value Measurements
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Non-recurring basis
Impaired loans	—	—	—
Other real estate owned	—	—	1,500,257
December 31, 2019
Recurring basis
Available for sale securities	$—	$2,778,079	$—
Loan servicing rights	—	—	2,724,436
Non-recurring basis
Impaired loans	—	—	854,470
Other real estate owned	—	—	1,737,257

There were no transfers between levels within the fair value hierarchy during the years ended December 31, 2020 or 2019.

Impaired loans in the preceding table had a carrying amount of $390,939 and a remaining valuation allowance of $390,939, at December 31, 2020, as compared to $1,621,816 and $767,346, respectively, as of December 31, 2019. Impaired loans measured at fair value as of December 31, 2020 incurred $374,303 of net charge-offs and resulted in an additional provision for loan losses of $374,303 during the year ended December 31, 2020.

Carrying amounts and estimated fair values of financial instruments as of December 31, 2020 and December 31, 2019, were as follows (in thousands):

	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
December 31, 2020
Financial assets
Cash and cash equivalents	$90,406	$90,406	$90,406	$—	$—
Time deposits in other
financial institutions	1,849	1,849	1,849	—	—
Securities available for sale	1,338	1,338	—	1,338	—
Loans, net	493,243	492,222	—	—	492,222
Restricted stock	768	N/A	N/A	N/A	N/A
Accrued interest receivable	4,278	4,278	—	4,278	—

SAVOY BANK

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 6 — FAIR VALUE (Continued)

	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial liabilities
Total deposits	$359,453	$361,551	$—	$361,551	$—
Borrowings	190,021	190,310	—	190,310	—
Accrued interest payable	1,030	1,030	—	1,030	—
December 31, 2019
Financial assets
Cash and cash equivalents	$41,277	$41,277	$41,277	$—	$—
Time deposits in other financial institutions	1,600	1,600	1,600	—	—
Securities available for sale	2,778	2,778	—	2,778	—
Loans, net	326,989	323,520	—	—	323,520
Restricted stock	970	N/A	N/A	N/A	N/A
Accrued interest receivable	1,571	1,571	—	1,571	—
Financial liabilities
Total deposits	$325,855	$326,352	$—	$326,352	$—
Borrowings	12,500	12,687	—	12,687	—
Accrued interest payable	1,049	1,049	—	1,049	—

NOTE 7 — PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2020	2019
Leasehold improvements	$258,619	$251,510
Furniture and equipment	540,477	447,601
Computer hardware and software	664,002	636,073
	1,463,098	1,335,184
Less: accumulated depreciation	(990,377)	(754,565)
Premises and equipment, net	$472,721	$580,618

The Bank leases its main office. Rent expense, net of rental income, was $567,838 for both 2020 and 2019. Minimum rent commitments under non-cancelable operating leases, excluding taxes and insurance, were as follows, before considering renewal options that generally are present.

2021	$596,670
2022	616,693
2023	616,693
2024	616,693
2025	616,693
Thereafter	308,346
$3,371,788

SAVOY BANK

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 8 — DEPOSITS

At December 31, 2020 and 2019, deposits from related parties totaled $15,679,863 and $11,260,982.

The scheduled maturities of time deposits at December 31, 2020, were as follows:

2021	$106,238,847
2022	49,267,848
2023	22,477,317
2024	16,723,395
2025	14,887,025
Thereafter	1,261,101
$210,855,533

Time deposits $250,000 and over totaled $76,513,099 and $53,557,127 at December 31, 2020 and 2019. Included in this amount are brokered deposits of $29,964,000 and $4,926,000 at December 31, 2020 and 2019. Total brokered deposits at December 31, 2020 and 2019 were $32,472,428 and $29,997,585, respectively.

NOTE 9 — BORROWINGS

At year-end, advances from the Federal Home Loan Bank were as follows:

	2020	2019
Fixed-rate advances, at an average rate of 2.85%	$7,500,000	$12,500,000

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances were collateralized by $71,288,703 of first mortgage, multifamily, and commercial loans under a blanket lien arrangement at year-end 2020. Based on this collateral and the Bank’s holdings of FHLB stock, the Bank was eligible to borrow up to a total of $43,611,613, inclusive of outstanding advances, at year-end 2020.

Payments over the next five years are as follows:

2021	$—
2022	—
2023	7,500,000
2024	—
2025	—
$7,500,000

The Bank began participating in the FRB’s Paycheck Protection Program Liquidity Facility (“PPPLF”) during 2020. As of December 31, 2020, PPPLF borrowings of $182,521,351 were outstanding. The borrowings are collateralized by the SBA PPP loans originated by the Bank. The maturity date of the PPPLF borrowings equals the maturity date of the underlying SBA PPP loans pledged to secure the extension of credit. The maturity date will be accelerated to the extent of any loan forgiveness reimbursement received by the Bank from the SBA. The maturity date will also be accelerated if an underlying SBA PPP loan goes into default or if the Bank sells an SBA PPP loan to the SBA to realize the SBA guarantee. The interest rate on the PPPLF borrowings is fixed at 0.35%.

NOTE 10 — GRANTS

During 2019, the Bank received a grant of $210,162, net, from the U.S. Treasury Department as an award in recognition of its lending and community development activities under the Bank Enterprise

SAVOY BANK

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 10 — GRANTS (Continued)

Award Program. Grants are recorded as income when conditions for the award are met. Deferred revenue related to grants totaled $1,006,905 at both December 31, 2020 and 2019, and is included in other liabilities in the accompanying balance sheets.

NOTE 11 — STOCK BASED COMPENSATION

The Bank’s 2013 Stock Option Plan (the “Plan”) permits the grant of share options to its directors, employees, advisors and other service providers of up to 770,000 shares of common stock. The Bank believes that such awards better align the interests of such parties with those of its shareholders.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model. As the Bank’s shares are not publicly traded, expected volatilities are based on peer information.

A summary of the activity in the stock option plans for 2020 and 2019 follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
December 31, 2020
Outstanding at beginning of year	625,401	$1.53
Granted	—	—
Exercised	(18,980)	1.50
Forfeited or expired	—	—
Outstanding at end of year	606,421	$1.54	4.12	$1,451,900
Exercisable at end of year	606,421	1.54	4.12	$1,451,900
December 31, 2019
Outstanding at beginning of year	686,883	$1.53
Granted	—	—
Exercised	(53,450)	1.50
Forfeited or expired	(8,032)	1.50
Outstanding at end of year	625,401	$1.53	5.14	$53,393
Exercisable at end of year	625,401	$53,393

All outstanding options are vested. At December 31, 2020 and 2019, there was no unrecognized compensation cost related to stock options granted under the Plan.

NOTE 12 — INCOME TAXES

The provision for income taxes is summarized as follows:

	2020	2019
Current expense	$3,150,163	$1,648,614
Deferred expense (benefit)	(875,160)	24,007
Total income tax expense	$2,275,003	$1,672,621

SAVOY BANK

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 12 — INCOME TAXES (Continued)

The effective tax rate differs from the federal statutory rate primarily due to state and local income taxes.

Gross deferred tax assets consist primarily of the tax benefit of net operating losses, allowance for loan losses, section 585 bad debt recapture, deferred income and organization costs. Deferred taxes include the following amounts of deferred tax assets and liabilities at December 31:

	2020	2019
Deferred tax assets	$3,628,468	$2,492,805
Deferred tax liabilities	(499,142)	(239,195)
Net deferred tax assets	$3,129,326	$2,253,610

Included in deferred tax assets are state and city net operating losses that are being carried forward and will be available to reduce future taxable income. As of year-end 2020, the Bank had a New York State net operating loss carryforward of approximately $4.3 million and a New York City net operating loss carryforward of approximately $2.0 million. The New York State and New York City net operating loss carryforwards will begin to expire in 2035.

The Bank calculates its tax obligation to New York State and New York City based upon the largest of a calculated income tax liability, a tax liability based upon average equity capital or a fixed minimum fee. Banks under $8 billion in total assets are also able to claim a subtraction from New York State and New York City taxable income equal to 50% of the net interest income on certain loans to customers within these respective jurisdictions. Based upon performance and forecasted future earnings, the Bank believed at December 31, 2020 it was more likely than not it would generate sufficient New York State and New York City taxable income in future periods to subject the Bank to the net income tax in these jurisdictions and fully utilize its net deferred tax asset.

The Bank is no longer subject to examination by taxing authorities for years before 2017. The Bank recognizes interest and/or penalties related to income tax matters in income tax expense. The Bank did not have any unrecognized tax benefits related to uncertain tax positions as of year-end 2020 or 2019 and does not anticipate the total amount of unrecognized tax benefits to significantly increase in the next twelve months.

NOTE 13 — FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. The financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of the Bank’s involvement in these particular classes of financial instruments. The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of these instruments. The Bank has historically used the same credit policies in making conditional obligations as it does for on-balance sheet instruments.

At December 31, the Bank had the following financial instruments, whose contract amounts represented credit risk:

	2020	2019
Commitments to extend credit	$13,766,282	$12,045,142
Standby letters of credit	800,262	800,262

SAVOY BANK

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 13 — FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Substantially all of the commitments are in the form of unused lines of credit and are at variable interest rates. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management’s credit evaluation.

Collateral held varies, but may include accounts receivable, marketable securities, inventory, property and equipment, and income-producing properties. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

NOTE 14 — REGULATORY MATTERS

Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for the Bank on January 1, 2015, with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in on January 1, 2019. Management believes as of December 31, 2020 and 2019, the Bank met all capital adequacy requirements, including the capital conservation buffer of 2.5% applicable to the Bank for 2020 and 2019, to which it is subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2020 and 2019, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

SAVOY BANK

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 14 — REGULATORY MATTERS (Continued)

Actual and required capital amounts (in thousands) and ratios are presented below at year-end:

	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2020
Total capital to risk weighted assets	$49,216	16.28%	$24,185	8.00%	$30,232	10.00%
Tier 1 (core) capital to risk weighted assets	45,380	15.01	18,139	6.00	24,185	8.00
Common tier 1 (CET1) to risk weighted assets	45,380	15.01	13,604	4.50	19,651	6.50
Tier 1 (core) capital to average assets	45,380	10.66	17,024	4.00	21,280	5.00
2019
Total capital to risk weighted assets	$44,605	14.18%	$24,860	8.00%	$31,075	10.00%
Tier 1 (core) capital to risk weighted assets	40,163	12.92	18,645	6.00	24,860	8.00
Common tier 1 (CET1) to risk weighted assets	40,163	12.92	13,984	4.50	20,198	6.50
Tier 1 (core) capital to average assets	40,163	10.62	15,132	4.00	18,915	5.00

NOTE 15 — PENDING SALE

On August 27, 2020, the Bank entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Hanover Bancorp, Inc. (“Hanover”), parent company of Hanover Community Bank. Under the terms of the Merger Agreement, the Bank will ultimately merge with and into Hanover Community Bank and each outstanding share of the Bank’s common stock will be exchanged for a combination of cash consideration and Hanover common stock. The merger is expected to close in the first half of 2021, subject to satisfaction of customary closing conditions, including receipt of required regulatory approvals and approval by the Bank’s shareholders.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered.

SEC registration fee	$
NASDAQ listing fee	$
FINRA filing fee	$
Printing fees and expenses	$
Legal fees and expenses	$
Accounting fees and expenses	$
Transfer agent fees and expenses	$
Advisory fees and expenses	$
Miscellaneous	$
Total	$

Item 14. Indemnification of Directors and Officers.

Section 402(b) of the New York Business Corporation Law (“BCL”) allows a corporation to set forth in its certificate of incorporation a provision which eliminates or limits the personal liability of directors to the corporation or the shareholders for damages for breach of duty except where the director is adjudged to have acted in bad faith, engaged in intentional misconduct or knowingly violated a law, or obtained an improper personal benefit. Hanover’s certificate of incorporation provides for this limitation of liability.

Section 722 of the BCL (“Section 145”) provides that a New York corporation may indemnify any person who is or is threatened to be made, party to any action or proceeding whether civil, criminal (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation or served at the request of such corporation in any capacity in another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The indemnity may include judgments, fines, reasonable expenses (including attorneys’ fees) and amounts paid in settlement actually and reasonably incurred by such person in connection with such action or proceeding or appeal, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. Further, a New York corporation may indemnify any person who is made, or threatened to be made, a party to an action by or in the right of the corporation by reason of the fact that such person is or was a director or officer of such corporation or served at the request of such corporation, as an officer or director of another corporation or enterprise. The indemnity may include amounts paid in settlement and reasonable expenses (including attorneys' fees), actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted (i) with respect to a threatened action, or a pending action which is settled or otherwise disposed of, or (ii) without judicial approval if the officer or director, is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred. Where a corporation fails to provide indemnification as provided for under the BCL, indemnification may be sought through judicial action.

Section 726 of the BCL further authorizes a corporation to purchase and maintain insurance to indemnify the corporation for any obligation which it incurs as a result of the indemnification of directors and officers, to indemnify directors and officers as provided under the BCL and also in which they may not otherwise be indemnified by the corporation under the BCL provided that the contract of insurance provides for a retention amount and for co-insurance.

Hanover’s bylaws provide for indemnification of directors, officers and employees to the fullest extent authorized by the BCL subject to the Board’s determination that indemnification is proper under the circumstances. The Board also has the discretion to determine whether to advance any funds in advance of disposition of any action or proceeding.

Item 15. Recent Sales of Unregistered Securities

The following sets forth information regarding unregistered securities that were sold us within the past three years.

1.	In the past three years, we have granted 162,710 shares of restricted stock pursuant to the Hanover Community Bank 2013 Stock Option Plan, Savoy Bank 2013 Stock Option Plan, Hanover Community Bank 2015 Restricted Stock Plan, Hanover Community Bank 2016 Stock Option Plan, 2018 Equity Compensation Plan , and the Hanover Bancorp 2021 Equity Compensation Plan (collectively, the “Plans”), in each case to our or our subsidiaries’ officers and directors. In connection with the Savoy merger, certain options to purchase shares of Savoy common stock were converted into options to purchase 71,900 shares of our common stock. No underwriter or placement agent was involved in the issuance or sale of any of the common stock, and no underwriting discounts or commissions were paid. The issuance and sale of the common stock described above was made in reliance upon exemptions from registration requirements under Section 4(a)(2) of the Securities Act and pursuant to Rule 701 promulgated under the Securities Act as a transaction by an issuer not involving any public offering and pursuant to benefit plans and contracts relating to compensation.

2.	On October 7, 2020, we completed the issuance of $25 million in aggregate principal amount of fixed-to-floating rate subordinated notes due 2030 to certain qualified institutional buyers and accredited institutional investors. The placement agent for this transaction were Stephens Inc. and PNC Capital Markets LLC. The aggregate placement agent commission for this transaction was $375,000. The subordinated notes were issued under an exemption from registration pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving any public offering.

3.	August 9, 2019 we issued to accredited investors 187,242 shares of common stock in connection with the consummation of those certain transactions contemplated by that certain Agreement and Plan of Merger, dated as of September 20, 2018 by and among Hanover Bancorp, Inc., Hanover Community Bank and Chinatown Federal Savings Bank , as amended. No underwriter or placement agent was involved in the issuance or sale of any of the common stock, and no underwriting discounts or commissions were paid. The common stock was issued under an exemption from registration pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving any public offering.

4.	In addition to as set forth above, in the past the years, we have made sales of shares of our common stock as follows:
•	On September 28, 2018, we issued 211,471 shares of common stock at a weighted average price of $18.92 per share;
•	On October 31, 2018, we issued 105,069 shares of common stock at a price of $18.95 per share;
•	On November 30, 2018 we issued 52,771 shares of common stock at a price of $18.95 per share;
•	On January 2, 2019 we issued 1,891 shares of common stock at a price of $18.95 per share;
•	On January 31, 2019 we issued 615 shares of common stock at a price of $18.95 per share;
•	On February 27, 2019 we issued 73,800 shares of common stock at a price of $18.95 per share;
•	On May 1, 2019 we issued 1,650 shares of common stock at a price of $18.95 per share;
•	On May 21, 2019 we issued 29,000 shares of common stock at a price of $18.95 per share;
•	On July 1, 2019 we issued 1,414 shares of common stock at a price of $21.49 per share;
•	On July 1, 2019 we issued 1,414 shares of common stock at a price of $21.49 per share;
•	On October 9, 2019 we issued 878 shares of common stock at a price of $21.79 per share;

•	On March 3, 2020 we issued 1,198 shares of common stock at a price of $21.79 per share;
•	On September 30, 2020 we issued 3,026 shares of common stock at a price of $21.79 per share;
•	On November 3, 2020 we issued 3,000 shares of common stock at a price of $22.00 per share; and
•	On March 31, 2021 we issued 2,127 shares of common stock at a price of $22.00 per share;

No underwriter or placement agent was involved in the issuance or sale of any of the common stock, and no underwriting discounts or commissions were paid. The common stock was issued under an exemption from registration pursuant to Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits. The following is a list of Exhibits to this Registration Statement.

Exhibit No.	Description
1.1	Underwriting Agreement (to be filed by amendment)
2.1

Agreement and Plan of Merger, dated as of August 27, 2020 among Hanover Bancorp, Inc., Hanover Bank and Savoy Bank (attached as Annex A to the Registration Statement on form S-4 filed January 20, 2021)

3.1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1(i) to Registration Statement on Form S-4 filed on January 20, 2021)
3.1(ii)	Bylaws (incorporated by reference to Exhibit 3.1(ii) to Registration Statement on Form S-4 filed on January 20, 2021)
4.1	Instruments defining the rights of security holders, including indentures (see Exhibits 3.1(i) and 3.1(ii))
5.1	Opinion of Windels Marx Lane & Mittendorf, LLP as to the legality of the securities to be registered *
10.1

Second Amended and Restated Employment Agreement effective as of the 1st day of January, 2015 by and between Michael P. Puorro and Hanover Community Bank (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on July 30, 2021)

10.2

Third Amended and Restated Employment Agreement effective as of the 24th day of July, 2017, by and between Brian Finneran and Hanover Community Bank (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on July 30, 2021)

10.3	Amended and Restated Change in Control Agreement with Kevin Corbett (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on July 30, 2021)
10.4	Hanover Community Bank 2013 Stock Option Plan (incorporated by reference to Exhibit 10.4 to Registration Statement on Form S-4 filed on January 20, 2021)
10.5	Savoy Bank 2013 Stock Option Plan (incorporated by reference to Exhibit 4.2 to Form S-8 filed on June 17, 2021)
10.6	Hanover Community Bank 2015 Restricted Stock Plan (incorporated by reference to Exhibit 10.5 to Registration Statement on Form S-4 filed on January 20, 2021)
10.7	Hanover Community Bank 2016 Stock Option Plan (incorporated by reference to Exhibit 10.6 to Registration Statement on Form S-4 filed on January 20, 2021)

10.8	2018 Equity Compensation Plan (incorporated by reference to Exhibit 10.7 to Registration Statement on Form S-4 filed on January 20, 2021)
10.9	Hanover Bancorp 2021 Equity Compensation Plan (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed on July 30, 2021)
10.10

Indenture between Hanover Bancorp, Inc. and U.S. Bank, National Association dated October 7, 2020 (incorporated by reference from Exhibit 10.8 to Registration Statement on Form S-4 filed on January 20, 2021)

10.11

First Supplemental Indenture between Hanover Bancorp, Inc. and U.S. Bank National Association dated October 7, 2020 (incorporated by reference from Exhibit 10.9 to Registration Statement on Form S-4 filed on January 20, 2021)

10.12	Amended and Restated Employment Agreement with McClelland Wilcox (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on July 30, 2021)
10.13	Amended and Restated Change in Control Agreement with Lance P. Burke (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on September 17, 2021)
21.1	Subsidiaries (incorporated by reference to Exhibit 21.1 to Registration Statement on Form S-4 filed on January 20, 2021)
23.1	Consent of Windels Marx Lane & Mittendorf, LLP (included in exhibit 5.1)
23.2	Consent of Crowe LLP *
24.1	Powers of Attorney (included on the signature page of this Registration Statement)

* to be filed by amendment

(b)	Financial Statement Schedules: No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes

Item 22: Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act (the “Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)        That, for the purpose of determining any liability under the Securities Act, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)        To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)              That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use (c) that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser. (d) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Hanover Bancorp, Inc. has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York, on __________________________, 2021.

HANOVER BANCORP, INC.

By:
Name: Michael P. Puorro
Title: Chairman and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael P. Puorro his true and lawful attorney-in-fact, as agent with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacity, to sign any or all amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

	Chairman & Chief Executive Officer	[ — ] ,2021
Michael P. Puorro	(Principal Executive Officer)

	Executive Vice President & Chief Financial Officer	[ — ] ,2021
Lance P. Burke	(Principal Financial and Accounting Officer)

	Director	[ — ] ,2021
Varkey Abraham

	Director	[ — ] ,2021
Frank Carone

	Director	[ — ] ,2021
Robert Golden

	Director	[ — ] ,2021
Ahron Haspel

	Director	[ — ] ,2021
Michael Katz

	Director	[ — ] ,2021
Metin Negrin
	Director	[ — ] ,2021
Philip Okun

	Director	[ — ],2021
Elena Sisti

	Director	[ — ] ,2021
John Sorrenti